Filed pursuant to Rule 424(b)(2) of the Securities Act of 1933
Registration Statement Nos. 333-213642 and 33-58812

PROSPECTUS SUPPLEMENT

(To prospectus dated October 25, 2016)

U.S.$ 2,250,000,000

PROVINCE OF ALBERTA

(Canada)

1.90% Bonds due December 6, 2019

The bonds are offered for sale in Canada, the United States, and those jurisdictions in Europe and Asia where it is legal to make such offers.

The bonds bear interest at the rate of 1.90% per year. Interest on the bonds is payable on June 6 and December 6 of each year, beginning June 6, 2017. The bonds will mature on December 6, 2019. The bonds are not redeemable before maturity, unless certain events occur involving Canadian taxation.

Application will be made for the bonds offered by this prospectus supplement (the “Prospectus Supplement”) to be admitted to the Official List of the Luxembourg Stock Exchange and for such bonds to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Euro MTF Market of the Luxembourg Stock Exchange is not a regulated market for the purposes of the Markets in Financial Instruments Directive (Directive 2004/39/EC). Unless the context otherwise requires, references in this Prospectus Supplement to the bonds being “listed” shall mean that the bonds have been admitted to trading on the Euro MTF Market and have been admitted to the Official List of the Luxembourg Stock Exchange. We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the Euro MTF Market of the Luxembourg Stock Exchange as soon as possible after the closing of the issue. We cannot guarantee that this application will be approved, and settlement of the bonds is not conditional on obtaining the listing.

Investing in the bonds involves risks. See “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying base prospectus dated October 25, 2016 (the “Prospectus”). Any representation to the contrary is a criminal offense.

	Per bond	Total
Public Offering Price(1)	99.954%	U.S.$	2,248,965,000
Underwriting Discount	0.100%	U.S.$	2,250,000
Proceeds, before expenses, to the Province (1)	99.854%	U.S.$	2,246,715,000

(1)	Plus accrued interest, if any, from and including December 8, 2016 if settlement occurs after that date.

We expect that the bonds will be ready for delivery in book-entry form only through The Depository Trust Company and its participants, including CDS Clearing and Depository Services Inc., Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V., on or about December 8, 2016.

Joint Book-Running Managers

BMO Capital Markets	HSBC	National Bank of Canada Financial Markets	TD Securities

Co-Managers

BofA Merrill Lynch	CIBC Capital Markets	RBC Capital Markets	Scotiabank

The date of this Prospectus Supplement is December 1, 2016

Capitalized terms used but not defined herein have the meanings given to them in the Prospectus.

The words “the Province,” “we,” “our,” “ours” and “us” refer to the Province of Alberta.

References in this Prospectus Supplement to the European Economic Area and Member States of the European Economic Area are to the member states of the European Union together with Iceland, Norway and Liechtenstein.

Unless otherwise specified or the context otherwise requires, references in this Prospectus Supplement to “$” and “Cdn. $” are to lawful money of Canada and “U.S.$” and “U.S. dollars” are to lawful money of the United States of America. The noon exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on December 1, 2016 was approximately $1.00 = U.S.$0.7501.

IMPORTANT INFORMATION FOR INVESTORS

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Before making an investment decision, you should consult your legal and investment advisors regarding any restrictions or concerns that may pertain to you and your particular jurisdiction.

The Prospectus contains information regarding the Province and other matters, including a description of certain terms of the Province’s securities, and should be read together with this Prospectus Supplement. We have not, and the underwriters have not, authorized anyone to provide any information other than that contained in the Prospectus or this Prospectus Supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that persons other than those authorized by us may give you.

In connection with the issue of the bonds, the underwriters (or persons acting on their behalf) may over-allot bonds or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters (or persons acting on their behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds. Any stabilization action or over-allotment must be conducted by the underwriters (or persons acting on their behalf) in accordance with all applicable laws and rules.

We expect that delivery of the bonds will be made against payment therefor on or about the date specified on the cover page of this Prospectus Supplement, which is five business days following the date of pricing of the bonds (such settlement cycle being herein referred to as “T+5”). You should note that the trading of the bonds on the date of pricing or the next succeeding business day may be affected by the T+5 settlement. See “Underwriting.”

The bonds may not be a suitable investment for all investors

Each potential investor in the bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i)	have sufficient knowledge and experience to make a meaningful evaluation of the bonds, the merits and risks of investing in the bonds and the information contained in the Prospectus and this Prospectus Supplement;

(ii)	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the bonds and the impact the bonds will have on its overall investment portfolio;

(iii)	have sufficient financial resources and liquidity to bear all of the risks of an investment in the bonds, including where the currency for principal or interest payments is different from the potential investor’s currency;

(iv)	understand thoroughly the terms of the bonds and be familiar with the behavior of any relevant indices and financial markets; and

(v)	be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Legal investment considerations may restrict investments in the bonds

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisors to determine whether and to what extent (1) the bonds are legal investments for it, (2) the bonds can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any bonds. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of the bonds under any applicable risk-based capital or similar rules. These restrictions may limit the market for the bonds.

You may assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as the information we previously filed with the SEC, is accurate in all material respects as of the date of such document. Please see “Where You Can Find More Information” in the Prospectus.

We have filed a registration statement with the SEC covering the portion of the bonds to be sold in the United States or in circumstances where registration of the bonds is required. For further information about us and the bonds, you should refer to our registration statement and its exhibits. This Prospectus Supplement and the Prospectus summarize material provisions of the agreements and other documents that you should refer to. Because the Prospectus Supplement and the Prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

You may read and copy any document we file with the SEC in the United States at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Information filed by the Province is also available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

SUMMARY OF THE OFFERING

This summary must be read as an introduction to this Prospectus Supplement and the accompanying Prospectus and any decision to invest in the bonds should be based on a consideration of such documents taken as a whole.

Issuer:	The Province of Alberta.

Aggregate principal amount:	U.S.$2,250,000,000

Interest rate:	1.90% per year

Maturity date:	December 6, 2019

Interest payment dates:	June 6 and December 6 of each year, beginning on June 6, 2017.

Interest commencement:	Interest will accrue from December 8, 2016.

Interest calculations:	Based on a 360-day year of twelve 30-day months.

Ranking:	The bonds will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The bonds will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the bonds will be payable out of the General Revenue Fund of the Province.

Redemption:	We may not redeem the bonds prior to maturity, unless certain events occur involving Canadian taxation.

Proceeds:	After deducting the underwriting discount and our estimated expenses of U.S.$233,000, our net proceeds will be approximately U.S.$2,246,482,000

Markets:	The bonds are offered for sale in Canada, the United States, and those jurisdictions in Europe and Asia where it is legal to make such offers.

Listing:	We will apply to have the bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the Euro MTF Market of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s Euro MTF Market as soon as possible after the closing of the issue. We cannot guarantee that these applications will be approved, and settlement of the bonds is not conditional on obtaining the listing.

Form of bond:

The bonds will be issued in the form of one or more fully registered permanent global bonds held in the name of Cede & Co., as nominee of The Depository Trust Company, known as DTC, and will be recorded in a register held by The Bank of New York Mellon, as registrar. Beneficial interests in the global bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global bonds through any of DTC (in the United States), CDS Clearing and Depository Services Inc., known as CDS (in Canada), Clearstream Banking, société anonyme, known as Clearstream, or Euroclear Bank S.A./N.V. as operator of the Euroclear System or any successor in that capacity, known as Euroclear (in Europe and Asia), if they are participants in such systems, or indirectly through organizations which are participants in such systems. CDS will hold interests directly through its account at DTC and Clearstream and Euroclear will hold interests as indirect participants in DTC.

Except in limited circumstances, investors will not be entitled to have bonds registered in their names, will not receive or be entitled to receive bonds in definitive form and will not be considered registered holders thereof under the fiscal agency agreement between the Province and The Bank of New York Mellon, relating to the bonds.

The bonds will only be sold in minimum aggregate principal amounts of U.S.$200,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$200,000.

Withholding tax:	Principal of and interest on the bonds are payable by the Province without withholding or deduction for Canadian withholding taxes to the extent set forth herein.

Risk factors:	We believe that the following factors represent the principal risks inherent in investing in the bonds: there is no active trading market for the bonds and an active trading market may not develop; the bonds are subject to modification and waiver of conditions in certain circumstances; because the bonds are held by or on behalf of DTC, investors will have to rely on its procedures for transfer, payment and communication with us; the laws governing the bonds may change;

investors may be subject to exchange rate risks and/or exchange controls; and we have ongoing ordinary course business relationships with certain of the underwriters and their affiliates that could create the potential for, or perception of, conflict among the interests of underwriters and prospective investors.

The Province may be contacted at Alberta Treasury Board and Finance, Province of Alberta, Ninth Floor, 9820 - 107 Street, Edmonton, Alberta, T5K 1E7 and may be telephoned at (780) 427-3035.

RISK FACTORS

We believe that the following factors may be material for the purpose of assessing the market risks associated with the bonds and the risks that may affect our ability to fulfill our obligations under the bonds.

We believe that the factors described below represent the principal risks inherent in investing in the bonds but we do not represent that the statements below regarding the risks of investing in any bonds are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus Supplement and the Prospectus and reach their own views prior to making any investment decision.

There is no active trading market for the bonds and an active trading market may not develop

The bonds will be new securities which may not be widely distributed and for which there is currently no active trading market. No assurance can be given as to the liquidity of the trading market for the bonds or that an active trading market will develop. If the bonds are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and our financial condition. If an active trading market does not develop, investors may not be able to sell their bonds at prices that will provide them with a yield comparable to similar investments that have a more highly developed secondary market. We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the Euro MTF Market of the Luxembourg Stock Exchange as soon as possible after the closing of the issue. We cannot guarantee that our application to list the bonds will be approved, and settlement of the bonds is not conditional on obtaining the listing.

The bonds are subject to modification and waiver of conditions in certain circumstances

The terms of the bonds contain provisions for calling meetings of registered holders to consider matters affecting their interests generally. These provisions permit defined majorities to approve, by extraordinary resolution (as defined below under “Description of Bonds—Modification”), certain modifications or amendments to the fiscal agency agreement and the bonds that bind all registered holders, including registered holders who did not attend and vote at the relevant meeting and registered holders who voted in a manner contrary to the majority.

The terms of the bonds also provide that the parties to the fiscal agency agreement will be able to enter into agreements supplemental to the fiscal agency agreement to create and issue further bonds ranking equally and ratably with the bonds in all respects, or in all respects other than in respect of the date from which interest will accrue and the first interest payment date, and that such further bonds shall be consolidated and form a single series with the bonds and shall have the same terms as to status, redemption or otherwise as the bonds.

The terms of the bonds also provide that the parties to the fiscal agency agreement will be able to amend the fiscal agency agreement and the bonds without notice to or consent of the registered holders for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provisions therein, or effecting the issue of further bonds as described above or in any other manner the Province may deem necessary or desirable and which in the reasonable opinion of the parties to the fiscal agency agreement will not adversely affect the interests of the registered holders.

Because the bonds are held by or on behalf of DTC, investors will have to rely on its procedures for transfer, payment and communication with us

The bonds will be deposited with DTC. Except in limited circumstances, investors will not be entitled to receive bonds in definitive form. DTC’s records will reflect only the identity of direct DTC participants to whose accounts the bonds are credited. Direct and indirect participants in DTC will be responsible for keeping records of the beneficial ownership of bonds on behalf of their customers. Investors will be able to trade their beneficial interests only through DTC and its direct and indirect participants.

We will discharge our payment obligations under the bonds by making payments to DTC for distribution to its account holders. A holder of a beneficial interest in the bonds must rely on the procedures of DTC to receive payments under the bonds. We have no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the bonds.

Holders of beneficial interests in the bonds will not have a direct right to vote in respect of the bonds. Instead, such holders will be permitted to act only to the extent that they are enabled by DTC to appoint proxies. Similarly, holders of beneficial interests in the bonds will not have a direct right under the bonds to take enforcement action against us in the event of a default under the bonds.

The laws governing the bonds may change

The terms of the bonds are based on the laws of the Province of Alberta and the federal laws of Canada applicable therein in effect as at the date of this Prospectus Supplement. No assurance can be given as to the impact of any possible judicial decision or change to the laws of the Province of Alberta or the federal laws of Canada applicable therein or administrative practice after the date of this Prospectus Supplement.

Investors may be subject to exchange rate risks and exchange controls

We will pay principal and interest on the bonds in the currency of the United States. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency or currency unit (the “Investor’s Currency”) other than the currency of the United States. These include the risk that exchange rates may significantly change (including changes due to devaluation of the currency of the United States or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to the currency of the United States would decrease (1) the Investor’s Currency-equivalent yield on the bonds, (2) the Investor’s Currency-equivalent value of the principal payable on the bonds and (3) the Investor’s Currency-equivalent market value of the bonds.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Investment in the bonds involves the risk that subsequent changes in market interest rates may adversely affect the value of the bonds.

Certain of the underwriters may have real or perceived conflicts of interest

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services for, the Province in the ordinary course of business and such activities could create the potential for or perception of conflict among the interests of the underwriters and prospective investors.

RECENT DEVELOPMENTS

Proposed legislation before the provincial legislature (Bill 34, the Electric Utilities Amendment Act) would allow the Province’s balancing pool (the “Balancing Pool”) to borrow money or receive a loan guarantee from the Province. The Balancing Pool was established by the provincial government to help manage the transition to competition in the Province’s electricity industry. This direct funding or loan guarantee from the Province will allow the Balancing Pool to manage the cost of four power purchase agreements which were surrendered by power companies earlier this year. The potential fiscal impact to the Province of possible additional lending for this purpose is undetermined at this time.

USE OF PROCEEDS

The proceeds from the sale of the new bonds will be U.S.$2,246,482,000 after deducting the underwriting discount and our estimated expenses. The underwriting fee of U.S.$2,250,000 will be paid by us, as described in “Underwriting”. We intend to use the proceeds of this offering for general government purposes.

DESCRIPTION OF BONDS

General

The 1.90% Bonds due December 6, 2019 offered hereby in the aggregate principal amount of U.S.$2,250,000,000 will be issued subject to a fiscal agency agreement to be dated as of December 8, 2016, between the Province and The Bank of New York Mellon as registrar, fiscal agent, transfer agent and principal paying agent (the “Registrar”), which defines your rights as holder of the bonds.

The information contained in this section and in the Prospectus summarizes the terms of the bonds and the fiscal agency agreement. You should read the information set forth below together with the section “Description of Debt Securities and Warrants” in the Prospectus, which summarizes the general terms of the bonds and the fiscal agency agreement. This Prospectus Supplement describes the terms of the bonds in greater detail than the Prospectus and may provide information that differs from the Prospectus. If the information in this Prospectus Supplement differs from the Prospectus, you should rely on the information in this Prospectus Supplement. You should also read the fiscal agency agreement and the exhibits thereto, including the form of Global Bonds (as defined below), for a full description of the terms of the bonds. A copy of the fiscal agency agreement and its exhibits will be available for inspection at our offices.

References to principal and interest in respect of the bonds shall be deemed also to refer to any additional amounts which may be payable as described below. See “—Payment of Additional Amounts”.

Status of the Bonds

The bonds will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The bonds will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the bonds will be payable out of the General Revenue Fund of the Province.

Form, Denomination and Registration

The bonds will be issued in the form of one or more fully registered global bonds (the “Global Bonds”) registered in the name of Cede & Co., as nominee of DTC, and held by The Bank of New York Mellon as custodian for DTC, or the DTC Custodian. Beneficial interests in the Global Bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Bonds directly through DTC (in the United States), CDS (in Canada) or through Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe and in Asia) if they are participants in such systems, or through organizations which are participants in such systems. CDS will hold interests on behalf of its participants directly through its account at DTC and Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream and Euroclear’s names on the books of their respective depositaries (“U.S. Depositaries”), which in turn will hold such interests in customers’ securities accounts in the U.S. Depositaries’ names on the books of DTC. Except in the limited circumstances described herein, owners of beneficial interests in the Global Bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive bonds in definitive form and will not be considered registered holders thereof under the fiscal agency agreement. See “—Title” and “—Definitive Certificates”.

The bonds will only be sold in minimum principal amounts of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

All bonds will be recorded in a register maintained by the Registrar under the fiscal agency agreement, and will be registered in the name of Cede & Co., for the benefit of owners of beneficial interests in the Global

Bonds, including those beneficial owners which are participants in CDS, Clearstream and Euroclear. The register shall at all times be kept in the City of New York or at such other office reasonably satisfactory to the Province.

The Registrar will not impose any service charge on the registered holder for any registration of transfer or exchange of bonds, other than reasonable fees for the replacement of lost, stolen, mutilated, defaced or destroyed bonds; however, the Province may require of the party requesting such transfer or exchange, as a condition precedent to the exercise of any right of transfer or exchange contained in the fiscal agency agreement or in the bonds, the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith. In addition, owners of beneficial interests in the Global Bonds may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such interests are held with the clearing systems. The Province and the Registrar will not be required to make any exchange of bonds if, as a result thereof, the Province may incur adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the exchange.

Title

Subject to applicable law and the terms of the fiscal agency agreement, we, the Registrar, and any paying agent appointed pursuant to the fiscal agency agreement shall deem and treat the registered holders of the bonds as the absolute owners thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of the registered holders shall be valid and effectual to discharge our liability and that of the Registrar in respect of the bonds to the extent of the sum or sums so paid.

Interest

The bonds will bear interest from and including December 8, 2016 at a rate of 1.90% per annum. Interest for the initial interest period from, and including December 8, 2016 to, but excluding June 6, 2017 will be payable on June 6, 2017. Thereafter, interest will be payable in two equal semi-annual installments in arrears on June 6 and December 6 of each year. Interest will be payable to the persons in whose name the bonds are registered at the close of business on the preceding May 21 or November 21 (the regular record dates), as the case may be. Interest on the bonds will cease to accrue on the date fixed for redemption or repayment unless payment of principal is improperly withheld or refused. Any overdue principal or interest on the bonds shall bear interest at the rate of 1.90% per annum (before and after judgment) until paid, or if earlier, when the full amount of the monies payable has been received by the Registrar and notice to that effect has been given in accordance with “Notices” below. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Payments

Principal of and interest on the bonds (including bonds in definitive form if issued in exchange for the Global Bonds as described under “Definitive Certificates”) are payable by us in such coin or currency of the United States as at the time of payment is legal tender for the payment of public or private debts to the persons in whose names the bonds are registered on the record date preceding any interest payment date, the Maturity Date (as defined below) or the date of redemption, as the case may be. Ownership positions within each clearing system will be determined in accordance with the normal conventions observed by such system. The Registrar will act as our principal paying agent for the bonds pursuant to the fiscal agency agreement. The Registrar will pay amounts received from the Province directly to Cede & Co. Neither we nor the Registrar will have any responsibility or liability for any aspect of the records of DTC, CDS, Clearstream or Euroclear relating to, or payments made by DTC, CDS, Clearstream or Euroclear on account of, beneficial interests in the Global Bonds or for maintaining, supervising or reviewing any records of DTC, CDS, Clearstream or Euroclear relating to such beneficial interests. With respect to payments on bonds issued in definitive form, see “Definitive Certificates”.

If any date for payment in respect of any bond is not a business day, the registered holder thereof shall not be entitled to payment until the next following business day, and no further interest shall be paid in respect of the delay in such payment. In this paragraph “business day” means a day other than a Saturday or Sunday on which banking institutions in the City of New York, the City of Toronto, Ontario and the City of Edmonton, Alberta are not authorized or obligated by law or executive order to be closed. If the bonds have been issued in definitive form and a date for payment is a business day but is a day on which any paying agent is closed at the applicable place of payment, a registered holder will not be entitled to payment at such location until the next succeeding day other than a Saturday or Sunday on which banking institutions in such place of payment are not generally authorized or obligated by law or executive order to be closed, and no further interest shall be paid in respect of the delay in such payment.

If definitive bonds are issued and for so long as the bonds are listed on the Euro MTF Market of the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Province will appoint and maintain a paying agent and a transfer agent in Luxembourg.

Further Issues

We may, from time to time, without notice to or the consent of the registered holders of the bonds, create and issue further bonds having the same terms as the bonds being issued in this offering (except for issue date, issue price and first interest payment date) so that such further bonds shall be consolidated and form a single series with the bonds and shall have the same terms as to status, redemption or otherwise as the bonds; provided, that if the further bonds are not fungible with the outstanding bonds for U.S. federal income tax purposes, they will trade under a separate CUSIP number. Any further bonds shall be issued subject to agreements supplemental to the fiscal agency agreement.

Payment of Additional Amounts

All payments of, or in respect of, principal of and interest on the bonds will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, we (subject to our right of redemption described herein) will pay to the beneficial owners of the bonds such additional amounts (the “Additional Amounts”) as will result (after withholding or deduction of any such taxes, duties, assessments or charges) in the payment to the holders of bonds of the amounts which would otherwise have been payable in respect of the bonds in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any bond presented for payment:

(a)	by or on behalf of a holder who is subject to such taxes, duties, assessments or charges in respect of such bond by reason of the holder being connected with Canada otherwise than merely by the holding or ownership as a non-resident of Canada of such bond; or

(b)	more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days. For this purpose, the “Relevant Date” in relation to any bond means whichever is the later of:

(i)	the date on which the payment in respect of such bond becomes due and payable; or

(ii)	if the full amount of the moneys payable on such date in respect of such bond has not been received by the Registrar on or prior to such date, the date on which notice is duly given to the holders of bonds that such moneys have been so received; or

(c)	by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting (where presentation is required) the relevant bond to another paying agent in a Member State of the European Union; or

(d)	with respect to amounts required to be withheld or deducted under sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (or any amended or successor versions of such sections)

(“FATCA”), any regulations or other official guidance thereunder, any intergovernmental agreement entered into in connection with FATCA, or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or an intergovernmental agreement.

Maturity, Redemption and Purchases

The principal amount of the bonds shall be due and payable on December 6, 2019 (the “Maturity Date”). The bonds are not redeemable prior to the Maturity Date unless specified events occur involving Canadian taxation as provided below.

The bonds may be redeemed at our option in whole, but not in part, at any time, on giving not less than 30 days’ and not more than 60 days’ notice to registered holders of bonds in accordance with “Notices” below (which notice shall be irrevocable), at 100% of the principal amount thereof, together with interest accrued thereon to the date fixed for redemption, if (a) we have paid or we will become obliged to pay Additional Amounts as provided or referred to in “Payment of Additional Amounts” above as a result of any change in, or amendment to, the laws or regulations of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective (or, in the case of a change in application or official interpretation, is announced) on or after the date of this Prospectus Supplement, and (b) such obligation cannot be avoided by our taking reasonable measures available to us, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such Additional Amounts were a payment in respect of the bonds then due. Prior to the publication of any notice of redemption pursuant to this paragraph, we shall deliver to the Registrar a certificate signed by an official of the Province stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred.

We may, if not in default under the bonds, at any time purchase bonds in the open market, or by tender or by private contract at any price and may or may not cause the Registrar to cancel any bonds so purchased.

Definitive Certificates

No beneficial owner of bonds will be entitled to receive bonds in definitive form except in the limited circumstances described below.

If DTC notifies us that it is unwilling or unable to continue as depositary in connection with the Global Bonds or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a successor depositary is not appointed by us within a reasonable period after receiving such notice or becoming aware that DTC is no longer so registered, we will issue or cause to be issued fully registered bonds in definitive form upon registration of transfer of, or in exchange for, the Global Bonds. We may also at any time and in our sole discretion determine not to have any of the bonds held in the form of the Global Bonds and, in such event, we will issue or cause to be issued fully registered bonds in definitive form upon registration of transfer of, or in exchange for, such Global Bonds.

In the event definitive bonds are issued and for so long as the bonds are listed on the Euro MTF Market of the Luxembourg Stock Exchange and the rules of such stock exchange so require, we will appoint and maintain a paying agent and a transfer agent in Luxembourg.

Modification

The fiscal agency agreement and the bonds may be amended or supplemented by us on the one hand, and the Registrar, on the other hand, without notice to or the consent of the registered holder of any bond, for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provisions contained therein, or effecting the issue of further bonds as described under “Further Issues” above, or in any other manner which we may deem necessary or desirable and which, in our reasonable opinion, on the one hand, and that of the Registrar, on the other hand, will not adversely affect the interests of the holders of bonds.

The fiscal agency agreement will contain provisions for convening meetings of registered holders of bonds to consent by Extraordinary Resolution (as defined below) to any modification or amendment proposed by us to the fiscal agency agreement (except as provided in the immediately preceding paragraph) and the bonds (including the terms and conditions thereof). An Extraordinary Resolution duly passed at any such meeting shall be binding on all registered holders of bonds, whether present or not; provided, however, that no such modification or amendment to the fiscal agency agreement or to the terms and conditions of the bonds may, without the consent of the registered holder of each such bond affected thereby: (a) change the Maturity Date of any such bond or change any interest payment date; (b) reduce the principal amount of any such bond or the rate of interest payable thereon; (c) change the currency of payment of any such bond; (d) impair the right to institute suit for the enforcement of any payment on or with respect to such bond; or (e) reduce the percentage of the principal amount of the bonds necessary for the taking of any action, including modification or amendment of the fiscal agency agreement or the terms and conditions of the bonds, or reduce the quorum required at any meeting of registered holders of bonds.

The term “Extraordinary Resolution” will be defined in the fiscal agency agreement as a resolution passed at a meeting of registered holders of bonds by the affirmative vote of the registered holders of not less than 662/3% of the principal amount of the bonds represented at the meeting in person or by proxy and voting on the resolution or as an instrument in writing signed by the registered holders of not less than 662/3% in principal amount of the outstanding bonds. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons being or representing registered holders of bonds with at least a majority in principal amount of the bonds at the time outstanding, or at any adjourned meeting called by us or the Registrar, one or more persons being or representing registered holders of bonds whatever the principal amount of the bonds so held or represented.

So long as the bonds are listed on the Euro MTF Market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notice of any amendment of the bonds or the fiscal agency agreement will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website, currently at www.bourse.lu.

Governing Law

The bonds and the fiscal agency agreement will be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

Notices

All notices to the registered holders of bonds will be published by or on behalf of the Province in English, in New York, U.S.A. in The Wall Street Journal and in Canada in The Globe and Mail or the National Post. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper with general circulation in the respective market regions as the Province will determine. As long as the bonds are listed on the Euro MTF Market of the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website, currently at www.bourse.lu. Any such notice will be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made. Written notice will also be given to DTC, provided at the time of such notice the bonds are represented by the Global Bonds. If the bonds are being held in definitive form, notices will be validly given if sent by first class prepaid post addressed to the registered holders thereof at their respective addresses appearing in the register and if, in the case of joint holders of any bond, more than one address appears in the register in respect of such joint holding, such notice will be addressed only to the first address so appearing. Any notice so given will be deemed to have been given on the day on which it has been sent by post.

Prescription

Our obligation to pay an amount of interest on the bonds will cease if a claim for the payment of such interest is not made within the lesser of two years, or the period prescribed by law, after the date on which such interest becomes due and payable. Our obligation to pay the principal amount of the bonds will cease if the bonds are not presented for payment within the lesser of two years, or the period prescribed by law, after the date on which such principal becomes due and payable.

No Obligation to Maintain Listing

If the Province determines that it is unduly onerous to maintain the listing of the bonds on the Euro MTF Market of the Luxembourg Stock Exchange, then the Province may delist the bonds from the Luxembourg Stock Exchange. If the listing of the bonds is so terminated, prior to such termination the Province will use its best efforts to seek an alternative admission to listing, trading and/or quotation of such bonds by another listing authority, securities exchange and/or quotation service, reasonably acceptable to the underwriters, provided that the Province is not required to seek an alternative admission to listing, trading and/or quotation of the bonds on any such authority, exchange or service where it would be, as determined by the Province, impractical or unduly burdensome to do so.

CLEARING AND SETTLEMENT

Links have been established among DTC, CDS, Clearstream and Euroclear to facilitate the initial issuance of the bonds and cross-market transfers of the bonds associated with secondary market trading. DTC will be linked directly to CDS, and linked indirectly to Clearstream and Euroclear through the DTC accounts of their respective U.S. Depositaries.

The Clearing Systems

The clearing systems have advised us as follows:

DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, the National Securities Clearing Corporation and Fixed Income Clearing Corporation; all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, “DTC Participants”). The DTC rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the bonds on DTC’s records. The ownership interest of each actual purchaser of each bond (a “beneficial owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in bonds, except in the event that use of the book-entry system for the bonds is discontinued.

To facilitate subsequent transfers, all bonds deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such bonds are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the bonds unless authorized by a Direct Participant in accordance with DTC’s Money Market Instrument Procedures. Under its usual procedures, DTC mails an “omnibus proxy” to the Province as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the bonds are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the bonds will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC). DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Province or the applicable Registrar, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by DTC Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such DTC Participant and not of DTC, the Registrar or the Province, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Province or the Registrar, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the bonds at any time by giving reasonable notice to the Province or the Registrar. Under such circumstances, in the event that a successor securities depository is not obtained, bonds in definitive form are required to be printed and delivered to each holder.

The Province may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, bonds in definitive form will be printed and delivered to each holder.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Province believes to be reliable, but is subject to any changes to the arrangements between the Province and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

CDS. CDS is Canada’s national securities depositary clearing and settlement services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies and may include certain of the underwriters and/or certain of their affiliates. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in bonds in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures.

Clearstream. Clearstream Banking, société anonyme (“Clearstream”), holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers (“Clearstream Participants”) through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in many countries through established depository and custodial relationships.

Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. (“Euroclear”) as the Operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions of interest and principal with respect to bonds held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear. Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between participants (“Euroclear Participants”) as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear Participants and participants in certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations. Certain of the underwriters for this offering, or other financial entities involved in this offering, may be Euroclear Participants.

Non-participants in the Euroclear System may hold and transfer book-entry interests in securities through accounts with a Euroclear Participant in the Euroclear System or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Distributions of interest and principal with respect to bonds held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the bonds will be made in immediately available funds.

Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Transfer Between DTC and CDS, Clearstream or Euroclear. Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through CDS Participants, Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC (in the case of CDS) or to its U.S. Depositary (in the case of Clearstream or Euroclear) to take action to effect final settlement on its behalf by delivering or receiving bonds in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. CDS Participants, Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC or the respective U.S. Depositary of Clearstream or Euroclear.

Because of time-zone differences, credits of bonds received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be dated the business day following the DTC settlement date. Such credits or any transactions in such bonds settled during such processing will be reported to the relevant Clearstream Participants or Euroclear Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of bonds by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be generally available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Transfers Between Clearstream, Euroclear and CDS. Cross-market transfers between Clearstream Participants, Euroclear Participants and CDS Participants will be effected in DTC.

When bonds are to be transferred from the account of a CDS Participant to the account of a Clearstream Participant or Euroclear Participant, the CDS Participant will transmit instructions to CDS on settlement date. The Clearstream Participant or Euroclear Participant will transmit instructions to Clearstream or Euroclear at least one business day prior to settlement date. One business day prior to settlement date Clearstream and on settlement date Euroclear, will transmit trade instructions to its respective U.S. Depositary. The beneficial interests in the bonds and payments for such beneficial interests will be transferred in DTC by CDS and the respective U.S. Depositaries for Clearstream and Euroclear.

Although DTC, CDS, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of bonds among participants in DTC, CDS, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

TAX MATTERS

Canadian Taxation

Please refer to the statements under “Description of Debt Securities and Warrants—Canadian Income Tax Considerations” in the Prospectus for a summary of the principal Canadian federal income tax consequences generally applicable to a holder of bonds acquired pursuant to this Prospectus Supplement who, for the purposes of the Income Tax Act (Canada), is a Non-Resident Holder (as defined in the Prospectus).

United States Taxation

Please refer to the statements under “Description of Debt Securities and Warrants—United States Income Tax Considerations” in the Prospectus for a summary of the material United States federal income tax considerations regarding the purchase, ownership and disposition of the bonds to U.S. Holders (as defined in the Prospectus) who are initial purchasers of bonds purchasing bonds at the price set forth on the cover page of this Prospectus Supplement.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated December 1, each of the underwriters named below, for whom BMO Capital Markets Corp., HSBC Bank plc, National Bank of Canada Financial Inc. and TD Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and the Province has agreed to sell to each of them severally, the respective principal amounts of bonds set forth opposite its name below.

Underwriter	Principal Amount
BMO Capital Markets Corp.	U.S.$	450,000,000
HSBC Bank plc		450,000,000
National Bank of Canada Financial Inc.		450,000,000
TD Securities (USA) LLC		450,000,000
CIBC World Markets Corp.		112,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		112,500,000
RBC Capital Markets, LLC		112,500,000
Scotia Capital (USA) Inc.		112,500,000

Total	U.S.$	2,250,000,000

Under the terms and conditions of the underwriting agreement, the underwriters have agreed to take and pay for all of the bonds, if any are taken. We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the Euro MTF Market of the Luxembourg Stock Exchange as soon as possible after the closing of the issue. We cannot guarantee that the listing will be approved, and settlement of the bonds is not conditional on obtaining the listing.

The underwriters have advised the Province that they propose initially to offer the bonds to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the bonds are released for sale to the public, the offering price terms may be changed.

There is no application period. Prospective investors may subscribe for bonds in accordance with the arrangements existing between the underwriters and their customers relating to the subscription of global bonds generally.

There is no set timetable for the offering. Generally, sales of all the bonds are confirmed by the underwriters shortly after the initial pricing terms are settled.

Investors commit to purchasing the bonds when sales are confirmed by the underwriters. No investor in the bonds is required to pay in advance of delivery an amount that may be in excess of the total price for the bonds purchased.

The underwriters will allot bonds to prospective investors and notification of the allotment will be made in accordance with the arrangements existing between the underwriters and their customers relating to the allotment of global bonds generally. The bonds are generally freed to trade shortly after the initial pricing terms are settled and notification of allotment is made.

The bonds are offered for sale in Canada, the United States, and those jurisdictions in Europe and Asia where it is legal to make such offers.

Purchasers may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this Prospectus Supplement.

We expect that delivery of the bonds will be made against payment therefor on or about December 8, 2016, which is five business days following the date of pricing of the bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade their bonds on the date of pricing or the next succeeding business day should consult their own advisors.

The bonds are a new issue of securities with no established trading market. The Province has been advised by the underwriters that the underwriters intend to make a market in the bonds, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, the bonds.

In connection with the issue of the bonds, the underwriters (or persons acting on their behalf) may over-allot bonds or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters (or persons acting on their behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds. Any stabilization action or over-allotment must be conducted by the underwriters (or persons acting on their behalf) in accordance with all applicable laws and rules.

The Province has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Province estimates that it will pay approximately U.S.$233,000 for expenses associated with the offering of the bonds. Save for the underwriting discount, so far as we are aware, no person involved in the issue of the bonds has an interest material to the offer.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, the underwriters have advised us that they or their affiliates might engage in the activities described in this paragraph, and that such activities could, and likely would, be undertaken by the underwriters or their affiliates without our being informed and without our consent or approval. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade securities and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or any of their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the bonds offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the bonds offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Each of the underwriters has agreed that it has not offered, sold or delivered, and it will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this Prospectus Supplement or accompanying

Prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will to the best of its knowledge and belief after reasonable inquiry result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Province except as set forth in the underwriting agreement.

Notice to Prospective Investors in the European Economic Area

This Prospectus Supplement has been prepared on the basis that all offers of bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce or publish a prospectus for offers of bonds. Accordingly, any person making or intending to make any offer within a Member State of the bonds which are the subject of an offering contemplated in this Prospectus Supplement may only do so in circumstances in which no obligation arises for the Province or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.

Neither the Province nor any underwriter has authorized, nor do they authorize, the making of any offer of bonds in circumstances in which an obligation arises for the Province or any underwriter to publish a prospectus or supplement a prospectus pursuant to the Prospectus Directive for such offer.

Neither the Province nor any underwriters have authorized, nor do they authorize, the making of any offer of the bonds through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the bonds contemplated in this Prospectus Supplement.

In relation to each Member State of the European Economic Area, each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of bonds which are the subject of the offering contemplated by this Prospectus Supplement to the public in that Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such bonds to the public in that Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Province for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of bonds shall require the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of bonds to the public” in relation to any bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe for the bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the bonds, has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012) (the “FSMA”)) received by it in connection with the issue or sale of the bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Province; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

The bonds will not be offered or sold in Hong Kong, by means of this prospectus or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the bonds may not be circulated or distributed, nor may the bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (A) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239 (1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the bonds pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (offers of Investments)(Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The bonds have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the bonds, has undertaken that it has not offered or sold and will not offer or sell any bonds, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

The validity of the bonds will be passed upon on our behalf by legal counsel of the Department of Justice and Solicitor General, Province of Alberta as Canadian counsel for the Province, and on behalf of the underwriters by Norton Rose Fulbright Canada LLP as Canadian counsel for the underwriters. Certain U.S. legal matters in connection with the offering of the bonds will be passed upon on behalf of the Province by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario, and on behalf of the underwriters by Davis Polk & Wardwell LLP, New York, New York.

AUTHORIZED AGENT IN THE UNITED STATES

The Authorized Agent of the Province in the United States is Gitane De Silva, at the Canadian Embassy, 501 Pennsylvania Avenue N.W., Washington, D.C. 20001.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s securities offered by this Prospectus Supplement may contain forward-looking statements:

(a)	this Prospectus Supplement; and

(b)	the Prospectus.

Forward-looking statements are statements that are not historical facts, including statements about the Province’s beliefs and expectations. These statements are based on current plans, estimates and projections and are subject to risks, uncertainties and assumptions that are not realized that could cause the Province’s actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. You should understand that many important factors, in addition to those discussed in this Prospectus Supplement, could cause the Province’s results to differ materially from those expressed in the forward-looking statements. The forward-looking statements speak only as of the date they are made and the Province undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law.

GENERAL INFORMATION

We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the Euro MTF Market of the Luxembourg Stock Exchange as soon as possible after the closing of the issue. We cannot guarantee that these applications will be approved, and settlement of the bonds is not conditional on obtaining the listing.

The bonds have been accepted for clearance through DTC, CDS, Clearstream and Euroclear. The Common Code for the bonds is 153152101, the ISIN for the bonds is US013051DV68 and the CUSIP number for the bonds is 013051 DV6.

The issue and sale of the bonds was authorized by an Order of the Lieutenant Governor in Council of the Province of Alberta No. O.C. 135/2016, approved and ordered on June 10, 2016, made pursuant to the Financial Administration Act (Alberta).

The Province is subject to claims in the ordinary course. These claims arise from legal action, either in progress or threatened, in respect of matters such as expropriation, contract and tax disputes. In view of the inherent difficulty of predicting the outcome of such claims, the Province cannot state what the eventual outcome of such claims will be; however, except as disclosed in this Prospectus Supplement and in the Prospectus, based on current knowledge, the Province believes that it is not involved in any such claims which would materially adversely affect the financial position of the Province.

SOURCES OF INFORMATION

Information included herein, which is designated as being taken from a publication of the Province or of Canada, or an agency or instrumentality of either, is included or incorporated herein on the authority of such publication as a public official document. All financial information of the Province included is obtained from the Public Accounts for the Province of Alberta, the Government of Alberta’s annual report and budget, or other documents prepared by representatives of the Treasury Board and Finance, Province of Alberta acting in their official capacities.

ISSUER

Province of Alberta

Treasury Board and Finance

9th Floor

9820 – 107 Street

Edmonton, AB

T5K 1E7

UNDERWRITERS

BMO Capital Markets Corp. 3 Times Square, 28th Floor New York, New York 10036 U.S.A.	HSBC Bank plc 8 Canada Square London, E14 5HQ United Kingdom

National Bank of Canada Financial Inc. 65 East 55th Street, 31st Floor New York, New York 10022 U.S.A.	TD Securities (USA) LLC 31 West 52nd Street, 2nd Floor New York, New York 10019 U.S.A.

CIBC World Markets Corp. 300 Madison Avenue, 5th Floor New York, New York 10017 U.S.A.	Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036 U.S.A.

RBC Capital Markets, LLC Three World Financial Center, 200 Vesey Street New York, New York 10281 U.S.A.	Scotia Capital (USA) Inc. 250 Vesey Street New York, New York 10281 U.S.A.

REGISTRAR, FISCAL, TRANSFER AND PRINCIPAL PAYING AGENT AND DTC CUSTODIAN

The Bank of New York Mellon

101 Barclay Street, 7E

New York, New York 10286

U.S.A.

LEGAL ADVISORS

as to Canadian law

Department of Justice and Solicitor General

Province of Alberta

2nd Floor, Peace Hills Trust Tower, 10011 – 109 Street

Edmonton, AB

T5J 3S8

Canada

to the Issuer as to U.S. law Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100, P.O. Box 226 Toronto, Ontario M5K 1J3 Canada

to the Underwriters

as to U.S. law

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

U.S.A.

as to Canadian law

Norton Rose Fulbright Canada LLP

Suite 3700

400 3rd Avenue SW

Calgary, Alberta

Canada T2P 4H2

ANNEX A—2016-17 SECOND QUARTER FISCAL UPDATE

AND ECONOMIC STATEMENT

2016–17 Second Quarter

Fiscal Update and Economic Statement

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

NOTE:

Pending determination of the appropriate accounting treatment, obligations associated with the coal transition agreements announced November 24, 2016, are not reflected in this report.

Amounts presented in tables may not add to totals due to rounding.

ADDITIONAL COPIES OF THIS REPORT

may be obtained by visiting our website at: www.finance.alberta.ca/publications/budget/index.html

A - 2

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

The historic collapse in global oil prices continues to have a profound impact on Alberta’s finances. The deficit is now projected at $10.8 billion, a slight decrease of $78 million from the First Quarter Fiscal Update.

The forecast West Texas Intermediate oil price is maintained at US$45/bbl, in line with the first quarter but slightly higher than the US$42/bbl forecast at Budget (Figure 1).

As a measure of prudence, the risk adjustment remains at the Budget 2016 amount of $700 million to account for ongoing uncertainty in global oil markets.

Although real GDP is expected to decline by 2.8% in 2016 – in part due to the Wood Buffalo wildfire – there are signs that Alberta’s economy is stabilizing:

■	Many indicators of business activity have stabilized – including drilling activity, manufacturing shipments, oil production.

■	Despite high unemployment, Alberta added 25,000 jobs during the last three months.

Alberta’s real GDP is expected to post a modest recovery in 2017, growing by 2.3%, buoyed by a rebound in oil prices and production, public investment in infrastructure, and reconstruction in Fort McMurray. (Figure 2). The labour market is expected to slowly improve, with employment growth of 1.2% forecast.

Albertans still have the highest average weekly earnings in Canada, however incomes in the province have been affected by the collapse in oil prices. Nominal GDP, a broad measure of income, is forecast to decline almost 5% this year after falling over 12% in 2015. Corporate profits have been hit the hardest but household incomes have also declined.	Strong fundamentals will contribute to Alberta’s recovery: the lowest overall tax burden among the provinces, an abundance of resources, high levels of private sector investment and labour force participation, and a young, skilled and educated workforce.

A - 3

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Fiscal Plan Highlights

A deficit of $10.8 billion is forecast for 2016-17, $449 million higher than estimated in Budget 2016.

The fiscal impact of the Wood Buffalo wildfire is estimated at $520 million: $647 million in Disaster Recovery Program expense, a $300 million reduction to revenue, primarily corporate income tax, partially offset by $427 million in federal assistance ($25 million lower than first quarter).

Revenue is forecast to be $42.7 billion, $1.3 billion higher than estimated.

■	Resource revenue has increased a net $760 million to $2.1 billion, mainly from a higher oil price forecast, lower light-heavy differential, lower natural gas producer costs and higher well productivity, partly offset by a higher US-Canadian dollar exchange rate and lower natural gas prices.

■	The West Texas Intermediate oil price forecast has increased from budget by US$3 to $45 per barrel. Fiscal year-to-date (November 24), prices have averaged US$45.90. The light-heavy differential forecast has declined by US$0.89 to $14.32. The natural gas Alberta Reference Price forecast has decreased 30 cents, to Cdn$2.10 per gigajoule, and the exchange rate forecast has increased by 3.5 cents, to 77 US¢/Cdn$.

■	Personal income tax revenue has increased $174 million from budget, to $11.6 billion, due to a positive $519 million prior-years’ adjustment (higher 2015 assessment data means 2014-15 and 2015-16 revenue was under-reported), partly offset by a net $345 million decrease from lower household income growth.

■	Corporate income tax revenue is forecast at $3.4 billion, a decrease of $877 million from Budget 2016, due mainly to lower-than-expected 2015-16 revenue, the weak economy and the Wood Buffalo wildfire.

■	Federal transfers are estimated at $7.9 billion, $593 million higher than budget. The increase comprises $427 million in Wood Buffalo wildfire assistance, $100 million for public transit, water/wastewater and social housing infrastructure, and net $66 million mainly for agriculture insurance premiums, social housing and employment programs for persons with disabilities.

■	Investment income is now forecast at $2.7 billion, $601 million higher than the Budget 2016 estimate, due mainly to stronger-than-expected Canadian and global equity markets.

■	Total revenue from other sources is forecast at $15 billion, $13 million higher than budget. An increase of $248 million in Other revenue, mainly from higher Climate Change and Emissions Management Fund compliance payments, and recoveries of drug and other health care costs from third parties, is offset by a net $235 million reduction, primarily from decreased tax revenue due to lower-than-expected fuel and tobacco consumption.

Expense is forecast at $52.8 billion, $1.7 billion higher than Budget 2016.

■	Operating expense is forecast at $44.9 billion, $519 million higher than Budget 2016. This includes increases of $260 million for physician compensation and drug costs; $100 million for income support and people with disabilities programs; a net $78 million primarily for student loan provisions, small brewer grants, livestock indemnities, non-cash environmental liabilities and social housing programs funded by federal transfers; and removal of the negative $250 million in budgeted in-year savings. These are partly offset by $169 million in net in-year savings.

■	Disaster assistance of $1.3 billion is forecast, $1.1 billion higher than budget, including $647 million for the Wood Buffalo DRP, $369 million for wildfire-fighting costs and $222 million for agriculture indemnities, partly offset by a net $9 million reduction in 2013 Alberta flood assistance and removal of the $200 million unallocated disaster assistance included in the budget.

■	Capital grants of $2.5 billion are $171 million higher than budget, mainly due to increased federal funding and re-allocations from capital investment.

■	Other expense totals $4.1 billion, $3 million lower than budget, comprising $36 million in amortization savings and $5 million lower Capital Plan debt servicing costs, offset by $33 million in higher general debt servicing costs.

Capital Plan is forecast at $8.4 billion, $104 million lower than budget. Capital grants are $171 million higher, while capital investment is $275 million lower, mainly due to re-profiling of school and health facility projects to future years and re-allocations to capital grants.

Direct borrowing for the Fiscal Plan is forecast on March 31, 2017 to be $6.4 billion, $1 billion higher than budget, due to final 2015-16 results (a net $863 million reduction to the Contingency Account balance) and the revised 2016-17 forecast (a net $183 million). Further information is provided on page 9.

A - 4

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

FISCAL PLAN SUMMARY

(millions of dollars)

Income Statement	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget[a]	Forecast	Budget
Revenue
Income tax revenue	15,552	15,730	15,027	(703)
Other tax revenue	5,168	6,037	5,829	(208)
Non-renewable resource revenue	2,789	1,364	2,124	760
Other revenue	18,991	18,304	19,718	1,414
Total Revenue	42,500	41,435	42,698	1,263

Expense
Operating expense (net of in-year savings)	43,189	44,094	44,650	556
Climate Leadership Plan operating expense	-	325	288	(37)
Disaster assistance (with operating 2013 flood support)	563	246	629	383
Wood Buffalo Disaster Recovery Program	-	-	647	647
Capital grants (including 2013 flood support)	1,911	2,288	2,459	171
Climate Leadership Plan Capital Plan	-	5	5	-
Amortization / inventory consumption / disposal losses	3,131	3,208	3,172	(36)
General debt servicing costs	330	367	400	33
Capital Plan debt servicing costs	446	629	624	(5)
Pension provisions	(630)	(65)	(65)	-
Total Expense	48,942	51,097	52,809	1,712
Risk Adjustment	-	(700)	(700)	-
Surplus / (Deficit)	(6,442)	(10,362)	(10,811)	(449)

Capital Plan
Capital grants	1,911	2,288	2,459	171
Capital investment	4,647	6,188	5,913	(275)
Climate Leadership Plan (capital grants)	-	5	5	-
Total Capital Plan	6,558	8,481	8,377	(104)

Balance Sheet	At March 31			Change
	2016	2017		from
	Actual	Budget[b]	Forecast	2016
Financial Assets
Heritage Fund, endowment and other funds	19,262	19,615	19,689	427
Contingency Account	3,625	-	-	(3,625)
Self-supporting lending organizations	20,204	21,349	21,169	965
Capital Plan financing account	1,892	129	-	(1,892)
Other financial assets (including SUCH sector)	19,042	20,355	20,170	1,128
Total Financial Assets	64,025	61,448	61,028	(2,997)
Liabilities
Liabilities for capital projects	19,040	24,180	23,834	4,794
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	-	5,369	6,415	6,415
Self-supporting lending organizations	17,941	18,790	18,714	773
Other liabilities (including SUCH sector)	11,653	11,765	10,873	(780)
Pension liabilities	10,566	10,501	10,501	(65)
Total Liabilities	60,144	71,549	71,281	11,137
Net Financial Assets	3,881	(10,101)	(10,253)	(14,134)
Capital / other non-financial assets	47,311	51,157	50,872	3,561
Spent deferred capital contributions	(2,650)	(2,876)	(2,888)	(238)
Net Assets	48,542	38,180	37,731	(10,811)
Change in Net Assets (before adjustments)	(6,442)	(10,362)	(10,811)

[a]	Budget revenue has been increased by $59 million due to an accounting policy change made in the 2015–16 Government of Alberta Annual Report: donations to SUCH sector entities for endowments are now reported as revenue on the income statement instead of as adjustments to net assets on the balance sheet.

[b]	Budget numbers have been restated to reflect 2015-16 actual results.

A - 5

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

REVENUE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Income Taxes
Personal income tax	11,357	11,405	11,579	174
Corporate income tax	4,195	4,325	3,448	(877)
	15,552	15,730	15,027	(703)
Other Taxes
Education property tax	2,255	2,414	2,414	-
Fuel tax	1,370	1,469	1,389	(80)
Tobacco tax	980	1,139	1,041	(98)
Insurance taxes	403	590	588	(2)
Carbon levy	-	274	248	(26)
Freehold mineral rights tax	79	71	73	2
Tourism levy	81	80	76	(4)
	5,168	6,037	5,829	(208)
Non-Renewable Resource Revenue
Bitumen royalty	1,223	656	1,099	443
Crude oil royalty	689	333	421	88
Natural gas and by-products royalty	493	151	326	175
Bonuses and sales of Crown leases	203	95	137	42
Rentals and fees / coal royalty	181	129	141	12
	2,789	1,364	2,124	760
Transfers from Government of Canada
Canada Health Transfer	4,014	4,223	4,201	(22)
Canada Social Transfer	1,516	1,563	1,558	(5)
Direct transfers to SUCH sector / Alberta Innovates Corp.	404	500	501	1
Agriculture support programs	308	300	339	39
Infrastructure support	267	282	382	100
Labour market agreements	177	178	188	10
Other (includes $427 million for Wood Buffalo wildfire)	456	232	702	470
	7,142	7,278	7,871	593
Investment Income
Alberta Heritage Savings Trust Fund	1,388	1,185	1,732	547
Endowment funds	347	256	330	74
Alberta Capital Finance Authority	184	157	178	21
Agriculture Financial Services Corporation	132	137	137	-
Other (includes SUCH sector / Contingency Account)	493	380	339	(41)
	2,544	2,115	2,716	601
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,553	1,451	1,428	(23)
AGLC – Liquor	856	868	879	11
Alberta Treasury Branches	108	27	27	-
Other – CUDGCo / APMC	53	70	59	(11)
	2,570	2,416	2,393	(23)
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,158	1,157	1,157	-
Health / school board fees and charges	702	711	697	(14)
Motor vehicle licences	517	528	505	(23)
Crop, hail and livestock insurance premiums	299	301	360	59
Energy industry levies	303	303	303	-
Land titles	80	79	72	(7)
Other (includes land and grazing, health benefits premiums)	515	570	551	(19)
	3,574	3,649	3,645	(4)
Other
SUCH sector sales, rentals and services	971	950	983	33
SUCH sector fundraising, donations and gifts	738	627	631	4
AIMCo investment management charges	267	307	307	-
Fines and penalties	256	209	210	1
Refunds of expense	358	140	197	57
Climate change and emissions management	200	101	214	113
Miscellaneous	371	512	552	40
	3,161	2,846	3,094	248
Total Revenue	42,500	41,435	42,698	1,263

A - 6

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

OPERATING EXPENSE BY MINISTRY (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Advanced Education	5,214	5,392	5,360	(32)
Agriculture and Forestry	989	1,036	1,056	20
Culture and Tourism	289	285	294	9
Economic Development and Trade	243	337	333	(4)
Education	7,553	7,544	7,507	(37)
Energy	549	549	539	(10)
Environment and Parks	388	403	411	8
Executive Council	25	27	26	(1)
Health	18,506	18,959	19,219	260
Human Services	4,154	4,388	4,488	100
Indigenous Relations	175	183	183	-
Infrastructure	491	496	493	(3)
Justice and Solicitor General	1,348	1,337	1,340	3
Labour	188	210	210	-
Municipal Affairs	246	262	259	(3)
Seniors and Housing	559	576	588	12
Service Alberta	240	251	247	(4)
Status of Women	1	8	7	(1)
Transportation	462	471	464	(7)
Treasury Board and Finance	1,432	1,505	1,500	(5)
Legislative Assembly	132	125	126	1
In-year savings	-	(250)	-	250
Climate Leadership Plan:
Environment and Parks	-	230	193	(37)
Treasury Board and Finance	-	95	95	-
Total Operating Expense	43,189	44,419	44,938	519

DISASTER / EMERGENCY ASSISTANCE EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Agriculture and Forestry - wildfires	387	-	369	369
Agriculture and Forestry - agriculture indemnities	141	-	222	222
Municipal Affairs - Wood Buffalo wildfire / MD of Opportunity 2015 wildfire	3	-	648	648
Unallocated	-	200	-	(200)
Total	530	200	1,239	1,039
2013 Alberta flood assistance:
Environment and Parks	11	7	16	9
Indigenous Relations	6	7	6	(1)
Infrastructure	7	22	7	(15)
Culture and Tourism / Human Services / Municipal Affairs	10	11	8	(3)
Total 2013 Alberta flood assistance	33	46	37	(9)
Total Disaster / Emergency Assistance	563	246	1,276	1,030

INVENTORY CONSUMPTION EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Health	846	754	754	-
Infrastructure	3	14	14	-
Service Alberta	14	8	8	-
Transportation	43	50	50	-
Other (Agriculture and Forestry / Culture and Tourism / Seniors and Housing)	5	2	2	-
Total Inventory Consumption Expense	911	828	828	-

A - 7

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

CAPITAL AMORTIZATION EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Advanced Education	486	503	503	-
Agriculture and Forestry	25	29	29	-
Culture and Tourism	3	3	3	-
Economic Development and Trade	5	5	5	-
Education	331	362	358	(4)
Energy	23	20	20	-
Environment and Parks	42	44	44	-
Health	608	605	587	(18)
Human Services	11	7	7	-
Infrastructure	103	119	119	-
Justice and Solicitor General	12	59	44	(15)
Labour	2	1	1	-
Municipal Affairs	2	3	3	-
Seniors and Housing	33	38	40	2
Service Alberta	36	42	41	(1)
Transportation	474	514	514	-
Treasury Board and Finance	18	21	21	-
Legislative Assembly	4	4	4	-
Total Amortization Expense	2,217	2,379	2,343	(36)

DEBT SERVICING COSTS (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	41	43	43	-
Agriculture and Forestry – Agriculture Financial Services Corporation	68	72	72	-
Education – school boards	10	10	10	-
Health – Alberta Health Services	15	17	17	-
Seniors and Housing – Alberta Social Housing Corporation	8	6	6	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	188	219	252	33
Total general debt servicing costs	330	367	400	33
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	29	29	-
Transportation – ring road P3	71	83	83	-
Treasury Board and Finance – direct borrowing	345	517	512	(5)
Total Capital Plan debt servicing costs	446	629	624	(5)
Total Debt Servicing Costs	776	996	1,024	28

INVENTORY ACQUISITION (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Health	843	756	756	-
Infrastructure	13	3	3	-
Service Alberta	14	8	8	-
Transportation	44	50	50	-
Other (Agriculture and Forestry / Culture and Tourism)	2	2	2	-
Total Inventory Acquisition	915	819	819	-

A - 8

2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

CONTINGENCY ACCOUNT

(millions of dollars)
	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Balance at Start of Year	6,529	3,793	3,625	(168)
Surplus / (Deficit)	(6,442)	(10,362)	(10,811)	(449)
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	563	156	410	254
Pension provisions (non-cash expense)	(630)	(65)	(65)	-
Net deferred capital contribution adjustment (excluding SUCH)	73	186	198	12
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(209)	(243)	(243)	-
Alberta Treasury Branches	(108)	(27)	(27)	-
Agriculture Financial Services Corporation	(149)	(296)	(191)	105
Endowment funds	(179)	(77)	(151)	(74)
Alberta Social Housing Corporation	(17)	54	38	(16)
Alberta Capital Finance Authority	(56)	(52)	(56)	(4)
Climate Change and Emissions Management Fund	(194)	119	(32)	(151)
Carbon Levy account	-	(119)	(95)	24
Other	(88)	(77)	(69)	8
Energy royalties (difference between accrued revenue and cash)	60	(50)	(62)	(12)
Student loans	(362)	(341)	(471)	(130)
Other cash adjustments	309	(445)	(282)	163
2013 Alberta flood assistance revenue / expense	(86)	(121)	(100)	21
2016 Wood Buffalo wildfire revenue / expense	-	-	105	105
Inventory acquisition	(127)	(127)	(127)	-
Inventory consumption (non-cash expense)	125	135	135	-
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(3,888)	(5,237)	(5,046)	191
Amortization / book value of disposals (non-cash expense)	849	935	922	(13)
Withdrawal from / (deposit to) Capital Plan financing account	(1,892)	1,763	1,892	129
Direct borrowing for the Capital Plan	7,016	5,035	4,686	(349)
Alternative financing (P3s – public-private partnerships)	143	145	148	3
Current principal repayments (P3s)	(41)	(51)	(51)	-
Surplus / (Deficit) plus net cash adjustments	(5,330)	(9,162)	(9,345)	(183)
Cash from prior-year final results	1,731	-	(695)	(695)
Cash to be transferred next year	695	-	-	-
Direct borrowing for the Fiscal Plan	-	5,369	6,415	1,046
Balance at End of Year	3,625	-	-	-

2016–17 FINANCING REQUIREMENTSa

(millions of dollars)

	First 6 months of 2016-17			Fiscal Year			Change
				2015-16	2016-17		from
	Estimate	Actual	Change	Actual	Budget	Forecast	Budget
Financing Requirements / Completed to Date
Direct borrowing for capital purposes	2,518	4,083	1,566	7,016	5,035	4,686	(349)
Direct borrowing for the Fiscal Plan	2,685	1,585	(1,100)	-	5,369	6,415	1,046
Term debt borrowing for provincial corporations[b]:
Agriculture Financial Services Corporation	187	101	(86)	182	373	373	-
Alberta Capital Finance Authority	795	1,161	366	1,402	1,590	1,590	-
Alberta Petroleum Marketing Commission	166	-	(166)	-	331	331	-
Alberta Treasury Branches	725	505	(220)	295	1,450	1,450	-
Total Financing Requirements / Completed to Date	7,074	7,435	361	8,895	14,148	14,845	697

[a]	Since September 30 2016, additional debt has been issued for Capital / Fiscal Plan purposes (Cdn$2,441 million) and for Agriculture Financial Services Corporation (Cdn$95 million).

[b]	Gross borrowing requirements for provincial corporations. Include amounts of maturing debt being re-financed.

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2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Capital Plan Highlights

2016-17 Capital Plan spending is forecast to be $8.4 billion, a decrease of $104 million from Budget 2016.

Increases of $100 million in federal infrastructure funding, for transit, water/wastewater, housing and other projects, and a net of $98 million in various other projects, mainly 2013 Alberta flood projects carried forward from 2015-16, are more than offset by $302 million in school, health and carbon capture and storage projects re-profiled to future years. Funding of a net $54 million for continuing care facilities is from unallocated capital investment included in budget.

Direct borrowing for the Capital Plan is forecast to be $4.7 billion, a decrease of $349 million from budget, primarily due to additional borrowing and lower-than-forecast spending in 2015-16, and lower spending in 2016-17.

Cash received for capital purposes has increased by $104 million, due primarily to new federal infrastructure programs.

CAPITAL PLAN SUMMARY

(millions of dollars)

	Fiscal Year			Change
	2015-16	2016-17		from
By Ministry	Actual	Budget	Forecast	Budget

Advanced Education	767	966	971	5
Agriculture and Forestry	50	51	53	2
Culture and Tourism	40	48	48	-
Economic Development and Trade	5	9	9	-
Education	1,060	1,900	1,685	(215)
Energy	176	215	175	(40)
Environment and Parks	40	51	50	(1)
Health	712	958	905	(53)
Human Services	6	5	6	1
Indigenous Relations	18	3	3	-
Infrastructure	232	372	384	12
Justice and Solicitor General	54	39	43	4
Labour	3	1	1	-
Municipal Affairs	1,142	1,503	1,488	(15)
Seniors and Housing	93	289	294	5
Service Alberta	41	105	110	5
Transportation	1,906	1,670	1,781	111
Treasury Board and Finance	22	21	23	2
Legislative Assembly	1	1	1	-
2013 Alberta flood assistance:
Environment and Parks	110	204	256	52
Infrastructure	5	11	12	1
Municipal Affairs	17	14	14	-
Transportation	59	42	56	14
Other (Education / Health)	-	-	5	5
Climate Leadership Plan – Environment and Parks	-	5	5	-
Total Capital Plan	6,558	8,481	8,377	(104)

Capital Plan Financing
Cash received / assets donated for capital purposes	405	554	658	104
Retained income of funds and agencies	95	121	121	-
SUCH sector self-financed	759	858	867	9
Climate Leadership Plan	-	5	5	-
Book value of capital asset disposals	32	-	-	-
Alternative financing (P3s)	143	145	148	3
Direct borrowing	7,016	5,035	4,686	(349)
Capital Plan financing account withdrawal / (deposit)	(1,892)	1,763	1,892	129
Total Capital Plan Financing	6,558	8,481	8,377	(104)

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BUDGET 2016 • SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Signs of Stability Emerge in Alberta’s Economy

The economy is showing signs of stabilizing more than two years after oil prices began their descent. Many major economic indicators are leveling off and business output is slowly improving. This improvement is expected to carry into 2017, leading to a modest recovery. Real GDP is forecast to increase by 2.3% (Figure 1), slightly lower than at the First Quarter Update, but higher than the 1.9% expected at Budget. The recovery will be bolstered by an uplift in oil prices, ongoing public sector infrastructure spending,

Fort McMurray reconstruction and an associated rebound in oil production.

The downturn, however, has been deeper than previously expected. After falling 3.6% in 2015, real GDP is forecast to decline 2.8% in 2016, reflecting weaker activity so far this year and wildfire-related disruptions. This is a larger contraction than the 1.4% forecast at Budget.

Incomes in the province have been significantly impacted during the downturn. Nominal GDP, a broad measure of income, is forecast to fall an estimated 4.8% this year after declining 12.5% in 2015. Corporate profits have taken the largest hit (Figure 2), but government revenue and household income have also dropped. In 2017, nominal GDP is forecast to expand by 5.7% but will remain below 2014 levels.

External risks have increased. Global economic growth continues to underwhelm, while events such as Brexit, the outcome of the election in the United States and turbulence in European financial markets have heightened uncertainty.

Alberta Business Sector

Muted outlook for energy prices

Prospects of an output cut by the Organization of the Petroleum Exporting Countries (OPEC), oil supply disruptions and declines in US crude output have supported oil prices so far this year. Global oil market rebalancing has started, but crude inventories remain high. Uncertainty about demand and the timing of market rebalancing, which has moved further into 2017, are contributing to ongoing volatility in oil prices. The forecast for West Texas Intermediate is US$45/bbl for 2016-17, US$3/ bbl higher than Budget, mainly due to year-to-date strength.

The outlook for natural gas prices remains soft as the North American market continues to be awash in natural gas. The Alberta Reference Price is expected to average Cdn$2.10/ GJ, lower than the Budget forecast of Cdn$2.40/GJ.

Investment drags on growth

The severe oil price shock and ongoing volatility in oil prices have weakened energy investment, which is expected to be about half of 2014 levels in 2016. However, drilling activity has

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BUDGET 2016 • SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

picked up in the last five months, and spending on sustaining capital will continue to support oil sands investment in 2017. Outside the energy sector, investment continues to be hampered by declining commercial and industrial spending. Building permits suggest weakness will continue into 2017 as current projects wind down. This will be partly offset by strong levels of government and institutional spending. After a decline of 23% in 2015, business investment is now forecast to recede by over 16% in 2016 and hold fairly steady in 2017.

Business output improving

After declining for much of the past two years, there are signs that business activity is starting to stabilize (Figure 3). Bitumen production appears to have recovered after outages from the wildfire and is up 6% in the first eight months of this year. Manufacturing shipments have improved since falling to a low in February, supported by refined petroleum products, chemicals, and wood products. Declines are also easing in machinery and equipment manufacturing, which suffered the most from the slowdown in energy-related activity across North America. Heading into 2017, manufacturing output is expected to pick up, supported by expansions in petroleum manufacturing and petrochemicals. Overall, weaker-than-expected manufacturing combined with fire-related disruptions in oil production are expected to pull down Alberta’s real exports by 1.6% this year. Real exports are expected to recover by 4% in 2017.

Corporate profits take a hit

The plunge in oil prices and slowdown in activity in the province have resulted in an unprecedented decline in corporate profits. After falling 69% in 2015, net operating surplus, a measure of profits, is expected to fall an additional 27% this year. As business output and oil prices improve in 2017, net operating surplus is expected to expand by around 60% but remain about a third of 2014 levels.

Alberta Household Sector

Solid population growth

Alberta’s population continues to expand due to record-setting immigration and substantial natural increase. In addition, annual net outflows of interprovincial migrants for the 2016 census year were about half the level forecasted at Budget. Overall, 2016 census year population growth was 1.8%, leading all provinces and higher than the 1.2% Budget forecast.

Downward revisions to population in the previous four years mean Alberta’s population estimate is fairly closely to Budget. Growth is forecast to slow to 1.3% in 2017, led by a net outflow of 11,000 interprovincial migrants, in line with the forecast at Budget.

Employment edges higher

The labour market continues to evolve as expected at Budget. As the downturn became more broadly based, Alberta’s labour market deteriorated in the first half of 2016. Employment fell nearly 38,000 between December 2015 and July 2016, with job losses mounting in the second quarter. As a result, employment is forecast to decline 1.7% this year. More recently though, employment has started to improve. There were 25,000 jobs added between July and October (Figure 4), with almost all of the gains in the private sector. Employment is expected to continue improving in 2017 and expand by 1.2%. Despite the increase in jobs, the unemployment rate remains elevated as more people continue to look for work. The rate currently sits at 8.5% and is expected to remain above 8% for the remainder of this year. It is forecast to move down to an average of 7.8% in 2017.

Pullback in earnings

Though Alberta still has the highest hourly wage rate among the provinces, sustained economic weakness has dragged down total earnings. Reductions in overtime, declining full-time employment, and gains in part-time employment are expected to pull down average weekly hours worked by over 2% this year. As a result, average weekly earnings are expected to fall by 2.6% in 2016, a deeper contraction than projected in Budget. A small rebound in earnings is forecast for 2017, but growth will remain well below average earnings growth realized prior to the recession. The drop in total earnings

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BUDGET 2016 • SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

has cut primary household income by 3.5% in 2016. Growth will improve to 2.4% in 2017.

Consumers rein in spending

The weak labour market and lower earnings are forcing consumers to reduce spending. Through nine months of the year, retail sales have declined over 2%, with broad-based weakness across most categories. Spending on durables has been hit particularly hard as consumers curtail spending on non-essential items. Adjusted for inflation, real consumer spending is expected to decline almost 1% this year before picking up next year as employment and earnings recover.

Housing activity remains weak

Weaker housing demand is weighing on residential activity in the province, but the sector is exhibiting some signs of stability. The number of housing starts and sales of existing homes remain well below pre-recession levels, while vacancy rates have gone up. However, starts and existing home sales have improved in recent months. Housing starts have been revised up slightly from Budget to 24,000 to reflect stronger year-to-date activity. In 2017, they are forecast to be higher-than-expected compared with Budget, partly due to reconstruction activity in Fort McMurray.

Costs coming down

Costs in the province are moderating for businesses and consumers (Figure 5). Slower economic activity and falling labour costs have resulted in lower construction costs. Building construction costs have declined by around 3.5% since the beginning of 2015. For consumers, lower energy prices and easing shelter costs are keeping a lid on inflation. In addition, prices have declined for most discretionary consumer goods. Inflation is expected to be a muted 1.2% in 2016, lower than the 1.5% forecast at Budget, before picking up to 1.9% in 2017.

Risks to the Outlook

Risks to the Alberta economy remain elevated, reflecting uncertainty about the path of oil prices and global economic conditions:

ª	Weaker-than-expected global growth could dampen demand for oil, lowering oil prices. Should prices fall further, Alberta’s outlook would weaken.

ª	If OPEC fails to reach an agreement to freeze output and oil inventories remain high, especially in the US, this could delay rebalancing of oil markets. This delay could slow Alberta’s economic recovery.

ª	A slower-than-expected improvement in business activity in the province will dampen prospects for employment and earnings.

ª	On the positive side, higher than expected growth in the US or easing pipeline constraints can improve Alberta’s economic prospects.

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BUDGET 2016 • SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2015-16 Actual	2016-17 6 Month Actual	2016-17 Fiscal Year
			Budget	2nd Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	45.00	45.27	42.00	45.00
Light-Heavy Differential (US$/bbl)	13.40	13.40	15.20	14.32
WCS @ Hardisty (Cdn$/bbl)	40.86	42.20	36.40	39.84
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	2.21	1.51	2.40	2.10
Production
Conventional crude oil (000s barrels/day)	508	N/A	524	459
Raw bitumen (000s barrels/day)	2,489	N/A	2,668	2,560
Natural gas (billions of cubic feet)	4,918	N/A	4,765	4,796
Interest rates
3-month Canada treasury bills (per cent)	0.48	0.51	0.54	0.53
10-year Canada bonds (per cent)	1.47	1.17	1.79	1.30
Exchange Rate (US¢/Cdn$)	76.3	77.1	73.5	77.0

Calendar Year Assumptions	2015 Calendar Year		2016 Calendar Year		2017 Calendar Year
	Budget	Actual	Budget	2nd Quarter	Budget	2nd Quarter
Gross Domestic Product
Nominal (millions of dollars)	333,069[a]	326,433	318,677	310,895	344,040	328,523
per cent change	-11.4[a]	-12.5	-4.3	-4.8	8.0	5.7
Real (millions of 2007 dollars)	315,253[a]	310,640	310,992	301,923	316,901	308,783
per cent change	-1.5[a]	-3.6	-1.4	-2.8	1.9	2.3
Other Indicators
Employment (thousands)	2,302	2,301	2,263	2,262	2,283	2,290
per cent change	1.2	1.2	-1.7	-1.7	0.9	1.2
Unemployment rate (per cent)	6.0	6.0	8.0	8.0	7.5	7.8
Average Weekly Earnings (per cent change)	-0.3	-0.3	-0.6	-2.6	1.0	1.2
Primary Household Income (per cent change)	0.3[a]	2.5	-1.4	-3.5	2.4	2.4
Net Corporate Operating Surplus (per cent change)	-51.9[a]	-69.3	-18.0	-27.2	48.6	60.3
Housing starts (number of units)	37,500	37,282	22,200	24,000	19,400	23,700
Alberta Consumer Price Index (per cent change)	1.1	1.1	1.5	1.2	1.7	1.9
Population (July 1st, thousands)	4,196	4,180	4,247	4,253	4,287	4,306
per cent change	1.8	1.7	1.2	1.8	1.0	1.3

a	Alberta Treasury Board and Finance estimate.

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2016–17 SECOND QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Method of Consolidation

The 2016-17 Second Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2016. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires reporting to the public on the accuracy of the Fiscal Plan on or before November 30. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2016-17 Second Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2016 estimates and second quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.

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Prospectus

Province of Alberta

(Canada)

US$6,000,000,000

Debt Securities and Warrants

We may, from time to time, offer up to US$6,000,000,000 aggregate principal amount of debt securities, consisting of any combination of debentures, notes and bonds, or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$6,000,000,000), and warrants to purchase debt securities. We will provide the specific terms of these debt securities and warrants in supplements to this prospectus. You should read this prospectus and the related prospectus supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated October 25, 2016

The prospectus supplement that relates to your debt securities and warrants may update or supersede any of the information in this prospectus.

The words “the Province”, “we”, “our”, “ours” and “us” refer to the Province of Alberta.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf process, we may offer, from time to time, the debt securities and warrants described in this prospectus in one or more offerings for a total aggregate principal amount of up to US$6,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$6,000,000,000). This prospectus provides you with a general description of the debt securities and warrants we may offer. Each time we use this prospectus to offer debt securities and warrants we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change the information this prospectus contains. Before you invest, you should carefully read this prospectus and any prospectus supplement together with the additional information contained in the documents we refer to under the heading “Where You Can Find More Information” below.

References in this prospectus to “$” or “Cdn$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The noon exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on October 21, 2016 was approximately Cdn$1.00 = US$0.7505.

WHERE YOU CAN FIND MORE INFORMATION

The Province has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the debt securities and warrants. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Province has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may read and copy the registration statement, including its various exhibits, and any reports, statements or other information that the Province has filed, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. You can obtain copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information. The Province’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

We have not authorized anyone to provide any information other than that contained in this prospectus or any prospectus supplement or free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these debt securities and warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents. Accordingly, we urge you to review each document we subsequently file with the SEC for updated information.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s debt securities and warrants offered by this prospectus may contain forward-looking statements:

•	this prospectus; and

•	any prospectus supplement.

Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF ALBERTA

Overview

The Province of Alberta is the fourth largest province in both area and population of the ten Canadian provinces after Quebec, Ontario and British Columbia. Alberta’s total area is about 660,000 square kilometers (255,000 square miles), of which some 17,000 square kilometers (6,500 square miles) are covered by lakes. Alberta is bounded on the west by British Columbia, the most westerly province, on the east by Saskatchewan, on the south by Montana and on the north by the Northwest Territories. The terrain includes dry lands in the southeastern portion of the Province, a mountainous region with coniferous forest running along the western border, prairie grasslands in central and southern Alberta and mixed woodlands in northern and central Alberta.

The energy sector is Alberta’s driving economic force and is supported by other key industry sectors: petrochemicals, agriculture and agri-food, construction, manufacturing, and the FIRE sector (finance, insurance, real estate, and rental and leasing).

The population of Alberta on July 1, 2015, was estimated by Statistics Canada to be 4.196 million or 11.7% of Canada’s population of 35.852 million. From 2011 to 2015, the population of the Province grew at an average annual rate of 2.58%, compared with 1.08% for Canada. A diverse mix of cultures is represented, with population growth having been strongly aided by immigration. Approximately half of the population is located in Edmonton and Calgary. Edmonton, the provincial capital, is a commercial, governmental and oil refining center. Calgary serves as financial and commercial center, and is the location of many head offices for energy and resource corporations.

Constitutional Framework of Canada

Canada is a constitutional monarchy and is structured as a federal state with a division of responsibilities between the federal and provincial governments. Under the Constitution of Canada, the provincial governments have authority to raise revenue through direct taxation within their territories and to borrow on provincial credit, have ownership of and jurisdiction over natural resources and have jurisdiction over education, health and social services, municipal institutions, property and civil rights, administration of justice and other matters of purely provincial and local concern. The federal government is empowered to raise money through taxation and has jurisdiction over matters of a national nature not assigned exclusively to the provinces, including federal public debt and property, regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal service, navigation, shipping and inter-provincial transportation.

Provincial Government

Legislative power in the Province is exercised by a unicameral legislature elected for a term of four years, subject to earlier dissolution. The last general election was held in May 2015. There are 87 seats in the Legislative Assembly, of which 54 are currently held by the New Democratic Party, 22 by the Wildrose Party, 9 by the Progressive Conservative Party, 1 by the Alberta Liberal Party and 1 by The Alberta Party. There are no vacant seats. The next Provincial General Election must be held between March 1 and May 31, 2019 (inclusive). The Lieutenant Governor of the Province (the “Lieutenant Governor”) is appointed by the Governor General in Council of Canada to represent the Crown. The Lieutenant Governor calls upon the leader of the political party with the largest number of elected members to serve as Premier of the Province (the “Premier”) and to form the government. On the recommendation of the Premier the Lieutenant Governor convenes, prorogues and dissolves the Legislative Assembly and assents to Acts adopted by it.

Description of the Economy and Gross Domestic Product

Alberta’s Real Gross Domestic Product (“GDP”) By Industry at Basic Prices

(millions of Canadian chained 2007 dollars) (1)

	2013	2014	2015
All industries	$293,748	$306,883	$294,693

Agriculture, forestry, fishing and hunting	$4,081	$3,778	$3,660

Mining, quarrying, and oil and gas extraction	$78,052	$84,633	$80,791

Utilities	$4,257	$4,426	$4,229

Construction	$35,171	$35,594	$29,646

Manufacturing	$18,238	$18,828	$17,520

Wholesale trade	$14,163	$15,145	$14,000

Retail trade	$12,009	$12,646	$12,328

Transportation and warehousing	$11,569	$12,187	$12,354

Information and cultural industries	$6,601	$6,637	$6,582

Finance and insurance	$11,311	$11,583	$12,066

Real estate and rental and leasing	$27,874	$29,132	$29,651

Professional, scientific and technical services	$15,042	$15,343	$14,523

Management of companies and enterprises	$2,241	$2,260	$2,247

Administrative and support, etc., services	$6,514	$6,819	$6,833

Educational services	$9,561	$9,724	$9,870

Health care and social assistance	$13,531	$14,202	$14,542

Arts, entertainment and recreation	$1,251	$1,296	$1,337

Accommodation and food services	$5,665	$5,830	$5,559

Other services (except public administration)	$5,271	$5,494	$5,457

Public administration	$11,429	$11,709	$11,852

Source: Statistics Canada

(1)	“Chained dollars” is a methodology implemented by Statistics Canada which, as defined by Statistics Canada, takes into account fluctuations in relative prices and the composition of output over time.

Key Drivers of the Economy

Energy

The production of oil and gas is the key driver of the Province’s economy, accounting for about one-fifth of the Province’s nominal GDP. For 2015, the Province ranked third in the world in proven global crude oil reserves, behind only Saudi Arabia and Venezuela. Alberta accounted for about 45% of Canada’s conventional crude oil and equivalent reserves, all of the country’s non-conventional reserves and around 46% of the country’s marketable natural gas reserves in 2014 (most recent available data).

In 2015, Alberta accounted for 79.2% of Canada’s oil and equivalent production, with marketable oil sands (synthetic crude oil and non-upgraded bitumen) representing about 61% of the total.

Alberta’s production of conventional crude oil was approximately 530,000 barrels per day in 2015.

Alberta’s oil sands underlie 142,200 square kilometers (54,076 square miles) of land in the Athabasca, Cold Lake and Peace River areas in northern Alberta. Together, these oil sands areas contain an estimated 1.84 trillion barrels (initial volume in place) of crude bitumen. About 9% of this volume (165.4 billion barrels) is recoverable using current technology and is considered to be a proven reserve.

At the end of 2015, Alberta’s established reserves of marketable natural gas were approximately 31.2 trillion cubic feet. About 3.6 trillion cubic feet of natural gas was produced in 2015.

On January 29, 2016, the Province announced a modernized royalty framework. The royalty rates under the new framework will be calibrated to match the industry returns and the Province’s share of value that is achieved under the current royalty framework, taking into account that current incentive programs are not well designed at very high or very low prices.

The new framework will:

•	establish a new harmonized royalty formula for crude oil, liquids and natural gas, which applies a flat rate of 5% until revenue equals cost allowance, followed by post-payout royalty rates that vary with commodity prices and will adjust for cost increases due to ageing of wells;

•	make changes for oil and gas wells effective 2017, preserving existing royalties for pre-2017 wells for ten years;

•	maintain existing royalty structure and rates for oil sands projects while improving disclosure of royalty information for improved transparency; and

•	encourage a value-added natural gas strategy for the province, including development and commercialization of partial upgrading and alternative value-creation technologies for bitumen.

With coal reserves of 33.2 gigatonnes remaining to be mined accounting for approximately 70% of Canada’s coal reserves as of the end of 2015, coal continues to be a major supply of fuel for about 51% of the province’s electricity generation. Alberta is the country’s largest producer and its second largest coal exporter. Alberta’s total coal production was 27 megatonnes of marketable coal in 2015. Alberta’s new Climate Leadership Plan calls for there to be no pollution from coal-fired electricity generation by 2030. Coal-fired plants are to be phased out and replaced by renewable energy and natural gas-fired electricity, or by using technology to produce zero pollution.

Construction

The construction industry is another major driver of the province’s economic activities. Construction is supported by investment in the energy sector. Outside the energy sector, non-residential construction, including commercial/retail projects and tourism/recreation projects, and residential investment in new dwellings and renovations generate economic activity.

Manufacturing

Agriculture and Food Manufacturing

The largest livestock sector in Alberta is the cattle and calves industry, followed by hogs, dairy products, poultry and eggs. Wheat and canola are the primary farm crops for the province, with Alberta among the leaders in Canada in spring wheat production. Comprised of mostly meat products and grain and oilseed milling firms, food manufacturing is one of the largest sectors in Alberta’s manufacturing industry.

Forestry and Wood Products Manufacturing

Alberta is Canada’s third-largest lumber producer, behind British Columbia and Quebec, representing roughly 14% of total Canadian production. The U.S. remains by far the largest export destination for Alberta’s lumber products, followed by Japan.

Alberta’s forestry and logging industry provides the critical inputs for local sawmills and pulp mills, which in turn produce commodities such as softwood lumber, multiple grades and types of pulp, oriented strand board, fibreboard and newsprint.

Service-Providing Industries

The service-producing industries are comprised of several sectors, including:

•	Wholesale trade and retail trade;

•	Transportation and warehousing;

•	Information and cultural industries;

•	Finance, insurance, real estate and rental and leasing;

•	Professional, scientific and technical services;

•	Management of companies and enterprises;

•	Administrative and support, waste management and remediation services;

•	Educational services;

•	Health care and social assistance;

•	Arts, entertainment and recreation;

•	Accommodation and food services; and,

•	Public administration

Economic Outlook

Wildfires add to economic challenges

The steep and prolonged drop in oil prices continues to have a profound impact on Alberta’s economy. The downturn in 2015 was largely related to the drop in energy investment. Following an estimated decline in oil and gas investment of about 35% in 2015, oil and gas investment is forecast to fall again in 2016 by more than 20%. In 2016 the impact has spread beyond the energy sector. Housing, retail activity, construction, labour markets and manufacturing are all showing significant signs of weakness. Manufacturing weakness has been fairly broad-based across industries. Manufacturing shipments have declined 12.4% year-to-date, with machinery and equipment sales suffering the most from the slowdown in energy-related activity across North America. Activity in the construction sector has slowed considerably with a pullback in private commercial and industrial sector spending. Investment in non-residential building construction fell by 7.6% in the first three quarters of 2016 compared to the same time last year, despite a large increase in government and institutional spending. Housing starts have fallen 38% so far this year compared with 2015.

For additional information regarding the impact the drop in oil prices has had on the Province’s economic sectors, refer to the disclosure under the headings entitled “Executive Summary”, “Revenue Highlights” and “Economic and Tax Highlights” of Annex A—2015-16 Annual Report and the headings entitled “Revenue”, “Municipalities and Communities”, “Key Energy and Economic Assumptions” and “Economic Outlook 2016-19” of Annex C—Fiscal Plan 2016-19.

Adding to the already strong economic headwinds, forest fires in the Wood Buffalo region temporarily disrupted oil production and further reduced GDP in 2016. Alberta’s real GDP is forecast to decline by 2.7% in 2016. This follows an estimated contraction of 3.7% in 2015 (Figure 1).

Sources: Statistics Canada and Alberta Treasury Board and Finance

A modest recovery for the Alberta economy is forecast in 2017, supported by reconstruction in Fort McMurray and a rebound in oil production. Public sector investments in infrastructure and a small improvement in oil prices will also contribute to growth. Lower cost pressures, improved labour availability and a lower Canadian dollar will continue to cushion the effects of lower oil prices on the Alberta economy.

Alberta Business Sector

Oil prices remain subdued

Oil production disruptions associated with the Fort McMurray fires and instability in Libya and Nigeria have reduced supply and provided some support to oil prices so far in 2016. This has led to a small increase in the 2016-17 forecast price for West Texas Intermediate (“WTI”) from US$42/bbl to US$45/bbl. The impact on producers has been partly offset by a stronger Canadian dollar, which is now forecast at US¢77.0/Cdn$ for 2016-17.

Export outlook weakens

Exports, which were expected to provide a needed boost to the Alberta economy in 2016, are now forecast to decline. Production outages from the forest fires in the Wood Buffalo region considerably reduced real oil exports. In addition, most other categories of exports, in particular manufacturing, have weakened significantly in 2016.

With the exception of motor vehicles and parts, all export categories have posted declines so far in 2016. Year-to-date through August 2016, the most notable declines have been for energy (-29%), metal and non-metallic minerals (-20%), and industrial machinery, equipment and parts (-42%). Other large export categories such as farm, fishing, and intermediate food (-4.4%) and chemical, plastics and rubber products (-6.4%) have also seen declines.

Overall, Alberta’s real exports are forecast to fall by 1.7% (Figure 2).

Source: Alberta Treasury Board and Finance

Investment stays low

Investment is expected to remain weak this year and carry into 2017. In 2016, energy investment is forecast to be about half of 2014 levels. The construction sector will get a boost from reconstruction activity in Fort McMurray starting this year; however, overall non-energy investment is also expected to decline. Real investment is forecast to fall almost 16% in 2016 and around 2% in 2017.

Weak economic conditions, combined with oil supply disruptions, mean that net corporate operating surplus, a measure of corporate profits, is expected to fall 27% this year.

Expedited Modest recovery in 2017

Alberta’s economy is expected to improve in 2017, supported by a small increase in oil prices, public sector infrastructure spending and wildfire reconstruction. A rebound in oil production will also provide a boost to growth. Real GDP is forecast to expand by 2.4% in 2017. Increased investment in infrastructure is expected to add about 0.6 – 0.7% to real GDP in 2017.

Alberta Household Sector

Population continues to grow

Despite the weak economy, Alberta’s population is forecast to grow 1.5% in 2016, bolstered by stronger than expected immigration and natural increase. Record setting immigration is forecast for the 2016 census year, boosted by Syrian refugees and the Express Entry program, an electronic system for managing permanent residence applications under federal skilled worker immigration programs. This would more than offset the continued outflow of migrants to other provinces and losses in non-permanent residents.

Employment challenges persist

Employment in 2016 is expected to fall by 1.7%. Over the last twelve months the impact of the employment reductions have been most pronounced in the goods-producing sector where employment has fallen by a total of 82,300 jobs since July 2015. These losses were partially offset by gains in the services-producing sector which grew by 33,200 jobs since July 2015 (Figure 3). A slightly larger lift in employment of 1.2% in 2017 is now forecast due to reconstruction efforts.

Sources: Statistics Canada and Alberta Treasury Board and Finance

*	Includes forestry, mining, oil and gas.
**	Includes professional services, scientific services and technological services.
***	Includes health, social assistance and educational services.
+	Includes transportation, trade and warehousing services.
++	Includes accommodation and food services.

After averaging 7.6% in the first six months of 2016, Alberta’s unemployment rate jumped to 8.6% in July. The unemployment rate is expected to remain elevated over the last half of 2016 and average 8% for the year.

Earnings lower

Persistent labour market challenges are impacting Alberta’s wages; average weekly earnings are forecast to fall by 2.6%. As a result, primary household income in 2016 is forecast to fall 3.0%.

Household spending remains weak

As anticipated, weak labour market conditions are weighing on housing and consumer spending. Although the forecast for housing starts has been revised up slightly in 2016 and 2017, starts in 2016 are expected to be over 35% lower than in 2015. The upward revision is due in part to the reconstruction of residential homes in Fort McMurray, in addition to stronger-than-expected population growth.

The forecast decline in consumer spending is -0.8%, due in large part to the increased population forecast. The Alberta Consumer Price Index is evolving as expected, with 1.4% inflation forecast in 2016.

Keystone Pipeline

In November 2015, the U.S. government decided not to allow the Keystone XL oil pipeline (“Keystone Pipeline”) to be built in the United States. The approval of the Keystone Pipeline was not built into the Province’s economic assumptions. However, market access is a material issue for the Province’s oil and gas sectors as well as provincial revenues. Without sufficient pipeline access, the Province’s producers incur higher transportation costs shipping their crude by rail, which is an estimated Cdn$4-9.75 per barrel more expensive than by pipeline. This reduces the net price producers receive for their crude. The U.S. Gulf Coast is a desirable market for the Province’s crude producers to access, given it has the largest and most complex refining capacity in the world. Additional pipeline access, including the completion of the Keystone Pipeline, would be expected to boost potential revenue for producers and the Province. The current low oil prices and market access uncertainty have resulted in companies delaying or cancelling future projects not already under construction.

For additional information regarding the importance of market access, refer to the disclosure under the headings entitled “Revenue” and “Economic Outlook 2016-19” of Annex C—Fiscal Plan 2016-19.

Risks to the Outlook

•	Volatility in foreign financial and commodity markets, linked in part to the Brexit vote and weak global economic conditions, could adversely impact oil prices.

•	The recovery in oil prices could take longer than anticipated.

•	The impact of the wildfires on Alberta’s economy could be larger than anticipated.

•	Increased uncertainty about the economy could impact business and consumer confidence, reducing spending and migration.

Impact of Currency Exchange Rate

A lower Canadian dollar tends to benefit the Alberta economy. Alberta has a heavy reliance on the trade sector and the prices of Alberta’s most important exports, such as oil, gas and agricultural products, are priced in U.S. dollars. Therefore, a lower Canadian dollar tends to increase producer revenue, which in turn has positive impacts on investments by producers, consumer spending and government revenue.

For additional information regarding the impact of fluctuations in the currency exchange rate, refer to the disclosure under the heading entitled “Exchange Rates” of Annex C—Fiscal Plan 2016-19.

Key Energy and Economic Assumptions

Fiscal Year Assumptions	2015-16 Actual	2016-17 3 Month Actual	2016-17 Fiscal Year
			Budget	1st Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	45.00	45.88	42.00	45.00
Light-Heavy Differential (US$/bbl)	13.40	13.30	15.20	14.10
WCS @ Hardisty (Cdn$/bbl)	40.86	41.99	36.40	40.20
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	2.21	1.09	2.40	1.90
Production
Conventional crude oil (000s barrels/day)	508	n/a	524	468
Raw bitumen (000s barrels/day)	2,489	n/a	2,668	2,557
Natural gas (billions of cubic feet)	4,918	n/a	4,765	4,862
Interest rates
3-month Canada treasury bills (per cent)	0.48	0.51	0.54	0.53
10-year Canada bonds (per cent)	1.47	1.28	1.79	1.30
Exchange Rate (US¢/Cdn$)	76.3	77.6	73.5	77.0

Calendar Year Assumptions	2015 Calendar Year				2016 Calendar Year		2017 Calendar Year
	Budget		1st Quarter		Budget	1st Quarter	Budget	1st Quarter
Gross Domestic Product
Nominal (millions of dollars)	333,069	[a]	325,922	[a]	318,677	313,629	344,040	331,574
per cent change	-11.4	[a]	-13.3	[a]	-4.3	-3.8	8.0	5.7
Real (millions of 2007 dollars)	315,253	[a]	308,269	[a]	310,992	299,925	316,901	307,033
per cent change	-1.5	[a]	-3.7	[a]	-1.4	-2.7	1.9	2.4
Other Indicators
Employment (thousands)	2,302		2,301		2,263	2,263	2,283	2,290
per cent change	1.2		1.2		-1.7	-1.7	0.9	1.2
Unemployment rate (per cent)	6.0		6.0		8.0	8.0	7.5	7.5
Average Weekly Earnings (per cent change)	-0.3		-0.3		-0.6	-2.6	1.0	1.2
Primary Household Income (per cent change)	0.3	[b]	2.7	[b]	-1.4	-3.0	2.4	2.5
Net Corporate Operating Surplus (per cent change)	-51.9	[b]	-64.2	[b]	-18.0	-26.8	48.6	59.9
Housing starts (number of units)	37,500		37,300		22,200	23,500	19,400	21,900
Alberta Consumer Price Index (per cent change)	1.1		1.2		1.5	1.4	1.7	1.9
Population (July 1st, thousands)	4,196		4,196		4,247	4,258	4,287	4,307
per cent change	1.8		1.8		1.2	1.5	1.0	1.2

[a]	Alberta Treasury Board and Finance estimate.

Debt of the Province

For information regarding the Province’s outstanding debt, refer to Annex A—2015-16 Annual Report and Annex D—Term Debt Outstanding and Debt Summary.

Exports and Imports

Under the Canada-U.S. Free Trade Agreement, which was implemented on January 1, 1989, tariffs between the two countries were completely eliminated on January 1, 1998. The North American Free Trade Agreement (NAFTA), among the U.S., Canada and Mexico, was implemented on January 1, 1994. All tariffs were eliminated on January 1, 2008. After more than seven years of negotiation, the Uruguay Round of the General Agreement on Tariffs and Trade (GATT) came into force on January 1, 1995 and created the World Trade Organization. The Uruguay Round expanded the coverage of international trade rules, and significantly lowered tariffs, among more than 120 nations.

For additional information regarding the Province’s exports and imports, refer to Annex A—2015-16 Annual Report.

Tax and Budgetary Systems

The Province has broad authority to raise money from direct taxation and to levy royalties on natural resources, including minerals and mines. In addition, the Legislature of the Province has the exclusive authority to make laws in relation to borrowing money on the sole credit of the Province. The President of Treasury Board, , Minister of Finance, by virtue of the Financial Administration Act (Alberta), is the Minister responsible for coordinating and implementing the Province’s borrowing.

The authority of the Province to raise money by the issue and sale of debt securities, to receive and disburse public funds, to control revenue and expenditure and to prepare the Public Accounts of Alberta is governed by the Financial Administration Act (Alberta). The accounts of the Province are subject to an annual audit by the Auditor General of the Province (the “Auditor General”), who is appointed by the Lieutenant Governor upon the recommendation of the Legislative Assembly. The Auditor General is independent of the government and reports directly to the Legislative Assembly.

Certain powers and responsibilities of the Province are delegated to municipalities, school boards, the health authority and post-secondary institutions. Municipalities may raise revenue from a number of sources, the most important being a real property tax. Municipal governments may offer a wide range of services to the public including transit, utility and other services and may derive revenue from such services. Borrowings by school boards must receive Ministerial approval. Under the Municipal Government Act (Alberta), municipalities can borrow as necessary and only require Ministerial approval if regulated borrowing limits would be exceeded.

The Fiscal Planning and Transparency Act (“FPTA”) sets out Alberta’s fiscal framework, or the rules around budgeting that the government imposes on itself. The fiscal framework is intended to help manage risks and issues associated with Alberta’s unique economic and revenue volatility and composition: a large portion of Alberta’s economic activity is associated with the energy sector, and similarly a significant portion of government revenue is derived from resource royalties and related income tax revenue. Changes to the framework were introduced in October 2015 and the FPTA was passed in fall 2015 in respect of the 2015-16 fiscal year and beyond. The FPTA requires preparation of the consolidated fiscal plan on the same scope and basis as the Province’s consolidated financial statements.

Other Funds and Agencies

Other funds and financial agencies of the Province are described below. For information regarding the fiscal condition of these entities, please refer to Annex A—2015-16 Annual Report.

Alberta Capital Finance Authority

The Alberta Capital Finance Authority (the “ACFA”) (formerly the Alberta Municipal Financing Corporation) was established by statute in 1956 as a provincial corporation under the Financial Administration Act (Alberta) and operates under the authority of the Alberta Capital Finance Authority Act (Alberta).

The ACFA’s mission is to provide shareholders within the Province with flexible funding for capital projects on a prudent basis consistent with the viability of the ACFA. The ACFA is administered by a Board of Directors comprised of nine members. Four members are elected and five members are appointed by the Lieutenant Governor in Council for Alberta. The Lieutenant Governor in Council acts by, and with the advice and consent of, the Alberta Cabinet.

Alberta Treasury Branches

Alberta Treasury Branches (doing business as “ATB Financial”) was established in 1938 by the Government of Alberta to raise funds for the Treasury and it now extends core financial services to Albertans. ATB Financial became a provincial Crown corporation in October 1997 under the authority of the Alberta Treasury Branches Act.

ATB Financial is a full-service financial institution headquartered in Edmonton, Alberta. ATB Financial is the largest Alberta-based deposit-taking financial institution. Approximately 5,065 team members provide personal and business financial services, corporate financial services and investor services to over 730,000 Albertans and Alberta-based businesses in 244 communities. ATB Financial provides service through 173 branches and 136 agencies, a customer contact centre in Calgary, a network of automated banking machines across Alberta, internet banking and telephone banking.

ATB Financial operates under a Board of Directors appointed by the Lieutenant Governor in Council and has investment, liquidity and risk standards comparable to other financial institutions.

Agriculture Financial Services Corporation

Agriculture Financial Services Corporation (“AFSC”) is a provincial crown corporation with an independent Board of Directors that provides farmers, agribusinesses and other small businesses loans, crop insurance and farm disaster assistance.

The lending division of AFSC offers loans for farms, agribusinesses, value added and commercial enterprises, as well as loan guarantees and capital sourcing services. Since some of these programs are offered at less than full cost recovery, the Province contributes to AFSC’s operating costs.

The risk management division of AFSC provides crop, hail insurance and wildlife damage compensation programs to Alberta farmers for protection against production losses as well as livestock insurance to help manage price risk. It also delivers the AgriStability Program to provide compensation for significant declines in farm income margins. With the exceptions of the straight hail insurance program, which is entirely funded by producer premiums, all programs are delivered at less than full cost recovery. Producers pay 40% of crop insurance premiums and the Provincial and Federal governments fund the balance of premiums as well as the entire administration costs. The Province and the Federal government pay for the AgriStability Program. Both levels of government fund the Wildlife Damage Compensation Program. For the livestock price insurance program the Province contributes to AFSC’s operating costs.

Alberta Heritage Savings Trust Fund

The Alberta Heritage Savings Trust Fund (the “Heritage Fund”) was established in 1976 by an Act of the Alberta Legislature in recognition that Alberta’s conventional oil and gas revenues would be depleted over time and that the revenue generated by such resources can fluctuate due to factors beyond the Province’s control, such as international oil and gas prices. The Heritage Fund was established to collect a portion of the Province’s non-renewable resource revenue for future generations.

The Heritage Fund is the Province’s long-term savings and investment fund. The investment income from the Heritage Fund provides Alberta with a significant source of revenue and adds flexibility to the Province’s financial management strategy. The Heritage Fund’s realised net income (net of an amount retained for inflation proofing), is transferred to the Province’s main operating account, the General Revenue Fund, where it is used for Albertans’ priorities such as health care, education and infrastructure. The current book value of the Heritage Fund is $15.2 billion.

The Heritage Fund is focused on maximising the long-term return on assets with significant allocations to fixed income, global equities, and inflation-sensitive assets. All investments are made based solely on prudent investment principles and strategies.

Pension Plans

Plans under the Public Sector Pension Plans Act (Alberta)

Legislation and regulations under the Public Sector Pension Plans Act (Alberta) provide for the Local Authorities Pension Plan (“LAPP”), Public Service Pension Plan (“PSPP”), Universities Academic Pension Plan (“UAPP”), Special Forces Pension Plan (“SFPP”), Management Employees Pension Plan (“MEPP”), and the Public Service Management (Closed Membership) Pension Plan (the “Closed Management plan”).

Prior to passage of the Public Sector Pension Plans Act in 1992, the Government of Alberta guaranteed the benefits of the public sector pension plans. The Public Sector Pension Plans Act substantially changed the government’s financial obligations to the plans. The guarantee of benefits for the LAPP, PSPP, UAPP and SFPP was replaced by an arrangement requiring additional payments to be made by employees, employers and the Crown to eliminate the unfunded liabilities in respect of pre-1992 service. For all the plans, the legislation also requires post-1991 service to be fully funded on an ongoing basis by employees and employers. The Government of Alberta continues to guarantee all benefits for the Closed Management plan and the benefits are paid from the General Revenue Fund.

Under the Public Sector Pension Plans Act, pension boards comprising equal numbers of employee and employer representatives (and, for the LAPP and SFPP, a Crown representative) were established for each active plan. With the exception of the Management Employees Pension (“MEP”) Board, the boards are responsible for establishing the contribution rates necessary to properly fund the plan, setting policy guidelines for investing the pension fund, hearing appeals of administrative decisions and recommending plan rule changes. The MEP Board serves in an advisory capacity to the President of Treasury Board, Minister of Finance, who is responsible under the Public Sector Pension Plans Act for the MEPP.

The President of Treasury Board, Minister of Finance holds each plan’s assets in trust and invests the assets through the Alberta Investment Management Corporation (“AIMCo”). The pension funds are invested in diversified portfolios of bonds, domestic and international public equities, mortgages, real estate, infrastructure, private equity and short-term securities. Each pension board determines the particular asset mix for its own plan and works with AIMCo to implement the asset mix.

The Public Sector Pension Plans Amendment Act of 1999 confirmed that once a plan’s pre-1992 unfunded liability has been eliminated, the Crown’s special payments in respect of that unfunded liability will cease. The LAPP, PSPP and MEPP were fully funded for both pre-1992 and post-1991 service as at December 31, 1997, December 31, 1998 and December 31, 1999, respectively. Consequently, specific special payments by the Crown toward pre-1992 unfunded liabilities have been discontinued. The Crown continues to make special payments to the SFPP and UAPP for their respective pre-1992 unfunded liabilities and these plans are expected to be fully funded for pre-1992 service by the 2036 and 2043 targets, respectively, as set in the 1993 legislation.

Payments by the Crown in respect of its own employees continue to be made toward any new unfunded liabilities of the MEPP and PSPP and the costs are shared with employees.

In 1999, the government established a Retirement Compensation Arrangement (“RCA”) for Management Employees Pension Plan members earning more than the maximum pensionable earnings limit allowed under the Income Tax Act (Canada) (currently $144,500). The RCA is being fully funded on an ongoing basis.

On January 1, 2001, trusteeship for the Universities Academic Pension Plan moved from the President of Treasury Board, Minister of Finance to a trustee board appointed by the universities and academic staff associations. Since that date, the plan has been regulated like a private sector plan under the Employment Pension Plans Act (“EPPA”) (Alberta) however, solvency funding is not required. As required by the EPPA, the employers under that plan guarantee payment of benefits should the plan be terminated.

In 2003, the Public Sector Pension Plans Act was amended so that solvency funding was no longer required.

Teachers’ Pension Plan

The Teachers’ Pension Plans Act (Alberta) and regulations provide for the pension plans for public and private school teachers in Alberta, as well as define the relationship between the Government of Alberta and the Alberta Teachers’ Retirement Fund Board (“ATRF Board”) The ATRF Board is trustee, administrator and custodian of the plan’s assets. The Government of Alberta pays the benefits for all service before September 1, 1992.

The plan sponsors, the Government of Alberta and plan members (represented by the Alberta Teachers’ Association) established the current plan funding arrangements in 1992. Under these arrangements, going concern funding (but not solvency funding) is required. Active plan members and the Government of Alberta share equally the current service costs and the funding of any deficiencies, except for the costs of an additional 10 per cent COLA for service after 1992 which is paid for solely by teachers. These funding arrangements also required the pre-September 1992 service unfunded liability to be eliminated by 2060, via payments by teachers and the government with teachers paying approximately 1/3 of the required payments.

In 2007, the Government of Alberta and the Alberta Teachers’ Association signed a Memorandum of Understanding whereby the Government of Alberta would assume the teachers’ (approximately 1/3) share of the pre-September 1992 unfunded liability. In September 2009, the Government of Alberta assumed full responsibility for the pre-September 1992 liability in legislation. The Government of Alberta pays benefits on pre-September 1992 service as they come due, as assets in respect of that service have been exhausted.

Province of Alberta’s Pension Liabilities

The Province accounts for the liabilities for pension obligations of the Government of Alberta directly as an employer and indirectly through organizations that are controlled by the Province, including government sector entities and Crown-controlled SUCH sector organizations (Schools, Universities, Colleges, and Alberta Health Services). The pension obligations listed on page 56 of Annex A—2015-16 Annual Report are for the Government of Alberta’s funding share of the LAPP, the MEPP, the Supplementary Retirement Plan for Public Service Managers, the Provincial Judges and Masters in Chambers Pension Plan, the Teachers’ Pension Plan (both pre-September 1992 and post-August 1992 portions), the UAPP, the Closed Management Plan, the SFPP, the Members of the Legislative Assembly Pension Plan and the PSPP.

An accounting of the Government of Alberta’s pension obligations for the public sector plans is reported each year in the Public Accounts.

Legal Actions

The Province is currently involved in certain legal actions, which are more fully described on page A-48 of Annex A—2015-16 Annual Report. The Province has been named in 30 claims in matters such as aboriginal rights, Indian title and treaty rights. These claims generally comprise claims for monetary damages and/or land, based on allegations of infringement of treaty rights, infringement of aboriginal rights, and inadequate aboriginal consultation.

Additional Information

For additional information regarding the Province’s economy, fiscal condition and fiscal plan, refer to Annex A—2015-16 Annual Report, Annex B—2016-17 First Quarter Fiscal Update and Economic Statement and Annex C—Fiscal Plan 2016-19, included elsewhere in this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds to the Province from the sale of the debt securities and warrants by the Province will be used for general government purposes.

DESCRIPTION OF DEBT SECURITIES AND WARRANTS

The Province may issue debt securities and warrants in distinct series at various times. This section summarizes the terms of the debt securities and warrants that are common to all series. The particular terms and provisions of a series of debt securities and warrants, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities and warrants may update or supersede any of the information in this section.

General

The Province has duly authorized the issuance of debt securities and warrants and they may be issued by one or more Orders of the Lieutenant Governor in Council of the Province of Alberta made pursuant to the Financial Administration Act (Alberta) from time to time. The Order(s) of the Lieutenant Governor in Council of the Province of Alberta applicable to any tranche of debt securities (including any new Orders) will be specified in the applicable prospectus supplement. The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be payable out of the General Revenue Fund of the Province.

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the price and aggregate principal amount of the debt securities;

•	the title of the debt securities;

•	the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•	the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•	whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•	whether and in what circumstances sinking fund payments will be made;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

•	whether the debt securities will be issued with original issue discount for U.S. federal income tax purposes;

•	any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for definitive (physical) securities;

•	the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities other than those described in this prospectus.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of two years, or the period that may otherwise be prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the “depositary”). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot get debt securities registered in its own name;

•	the investor cannot receive physical certificates for its interest in the debt securities;

•	the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•	the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•	the depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•	the Province and the fiscal agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security;

•	the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•	the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•	when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar and any paying agent of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Warrants

The Province may issue warrants for the purchase of debt securities, either separately or together with debt securities. The warrants, if any, will be issued under warrant agreements between the Province and a bank or trust company, as warrant agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants will describe the following terms:

•	the terms listed under the heading “Description of Debt Securities and Warrants—General”, as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price to you of those debt securities;

•	the procedures you must follow and the conditions you must satisfy in order to exercise your warrants;

•	the dates on which your right to exercise your warrants begins and expires;

•	whether and when your warrants and any debt securities issued together with your warrants may be sold or transferred separately;

•	whether the certificates that represent the warrants will be issued in registered or bearer form, whether they will be exchangeable as between such forms, and if issued in registered form, where the warrants can be transferred and registered;

•	whether and under what conditions the warrants may be terminated or cancelled by the Province; and

•	whether there are any material United States federal or Canadian income tax considerations applicable to the warrants, including possible original issue discount on debt securities issued with warrants.

Canadian Income Tax Considerations

The following summary (the “Canadian Tax Summary”) describes the principal income tax consequences which arise generally in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in Alberta under the Alberta Personal Income Tax Act (the “Alberta Act”) and which are applicable to a holder of the debt securities or warrants who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention, is not a resident of Canada and is not deemed to be a resident of Canada and who does not use or hold and is not deemed to use or hold the debt securities or warrants in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a banking business in Canada within the meaning of the Federal Act (a “Non-Resident Holder”). This Canadian Tax Summary is based on the provisions of the Federal Act, the Alberta Act and regulations under those Acts as they exist on the date of this prospectus, proposed amendments thereto and the current administrative practices and policies published by the Canada Revenue Agency.

This Canadian Tax Summary includes Canadian and Albertan income tax considerations only. It does not include United States, provincial (other than Alberta), territorial or other income tax considerations nor does it include income tax considerations arising under any income tax convention or treaty between Canada and another country. It is not applicable to Canadian residents. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a holder.

Neither principal nor interest paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is subject to withholding tax under the Federal Act or the Alberta Act.

No other tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Alberta Act in respect of the debt securities, whether as a result of interest or principal being paid or credited by the Province to the Non-Resident Holder, a purchase by the Province from, or repayment by the Province to, the Non-Resident Holder, a redemption or other disposition.

No tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Alberta Act in respect of the warrants, whether as a result of their expiry or their exercise or disposition by the Non-Resident Holder.

In certain circumstances described under the heading “Description of Debt Securities and Warrants— Registered Global Securities—Special Situations When the Global Security Will be Terminated”, a global security representing debt securities will terminate and interests in it will be exchanged for physical certificates representing debt securities. No tax on income or capital gains is payable under the Federal Act or the Alberta Act as a result of any such exchange.

Canada and Alberta do not levy estate or inheritance taxes or succession duties. Alberta requires a probate fee to be paid upon estates probated in Alberta, calculated on the value of the estate. The estate of a person who was not ordinarily resident or domiciled in Alberta on death would not, by virtue only of the holding of debt securities or warrants by the estate, be required by law to be probated in Alberta.

The above summary does not discuss all aspects of Canadian income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of provincial, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United States Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “stated redemption price at maturity” does not, within the meaning of section 1273 of the Code, exceed their “issue price” by more than a de minimis amount. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect). We have not requested, and will not request, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•	You are a citizen of the United States or a resident of the United States who is a natural person;

•	You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•	You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other pass-through entity holds a debt security, the United States federal income tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and upon the activities of the partnership (or other pass-through entity). Partners or owners of partnerships or other pass-through entities holding a debt security should consult their tax advisors.

Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. In general, any Canadian withholding tax imposed on interest payments in respect of the debt securities will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). This interest will be foreign source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale, Exchange, Retirement or Other Taxable Disposition

Upon the sale, exchange, retirement or other taxable disposition of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt security for more than one year. Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations under the Code. Your gain or loss generally will be U.S. source for foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

Backup Withholding and Information Reporting

Certain backup withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale, exchange, retirement or other taxable disposition of the debt securities. In general, information reporting will apply to payments made through a U.S. paying agent or U.S. intermediary to a U.S. Holder. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of the payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding tax rules.

Certain U.S. Holders who are individuals that hold certain “specified foreign financial assets” (which may include the debt securities) with an aggregate value in excess of certain thresholds are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of the debt securities.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, you may bring proceedings against us in the Alberta courts for matters arising under the debt securities or warrants. You may do so whether or not you are a resident of Alberta or a citizen of Canada and without any need to obtain the consent of any public official or authority. A lawsuit against us in the Alberta courts will be governed by the Proceedings Against the Crown Act (Alberta), which, for example, makes the remedies of specific performance and injunctions unavailable against us and prohibits jury trials in proceedings against us. Proceedings against us in the Alberta courts must be brought prior to the expiry of the applicable limitation period (generally two years).

Although any order obtained in an action brought in the Alberta courts against the Province may not be enforced by execution, the Proceedings Against the Crown Act further provides that upon receipt of a certificate of the proper officer of the court, in the event of a judgment against Alberta, the President of Treasury Board, Minister of Finance shall pay out of the General Revenue Fund to the person entitled, or to his order, the amount due including costs, if any, together with interest, if any, lawfully due thereon.

Further, in the absence of a waiver of immunity by the Province, it would be possible to obtain a United States judgment in an action against the Province only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of the Province located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and warrants and the fiscal agency agreement, if any, will be governed by the laws of Alberta and the laws of Canada applicable in Alberta.

PLAN OF DISTRIBUTION

The Province may sell debt securities and warrants to the public:

•	through underwriters or dealers;

•	directly to purchasers; or

•	through agents.

The prospectus supplement with respect to each series of debt securities and/or warrants will set forth the terms of the offering of that series of debt securities and/or warrants, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities and/or warrants, the proceeds to the Province from the sale of the debt securities and/or warrants, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities and warrants from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities and warrants may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities and/or warrants directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities or warrants for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities and/or warrants offered thereby if any are purchased.

In connection with the sale of debt securities and warrants, the Province, or purchasers of debt securities and warrants for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities and warrants by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities and warrants.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities and warrants against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

In the last 20 years, the Province has not defaulted on any of its direct or guaranteed debt obligations. During such period, payments have been made when due.

AUTHORIZED AGENT

The authorized agent of the Province in the United States is Gitane De Silva, at the Canadian Embassy, 501 Pennsylvania Avenue N.W., Washington, D.C. 20001, telephone: 202-448-6475.

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included in this prospectus, which is designated as being taken from a publication of the Province of Alberta, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.

All financial and statistical information of the Province included in this prospectus, except as otherwise noted, has been taken or derived from records and publications of the Province, and is included in this prospectus on the authority of Lowell Epp, Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of each series of debt securities and warrants offered by this prospectus, and certain other matters of Canadian and Alberta law, will be passed upon by the Department of Justice and Solicitor General, Province of Alberta.

Certain matters of United States law in connection with the offering of the debt securities and warrants will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province.

ANNEX A—2015-16 ANNUAL REPORT

Government of Alberta

2015–16 Annual Report

∎ Executive Summary

∎ Consolidated Financial Statements

∎ Measuring Up

This is the report to Albertans on Budget 2015: Supporting Jobs, Supporting Families. The Alberta Way.

It is a permanent public record of the revenue, expense and results achieved by the Government of Alberta for the 2015–16 fiscal year.

The Government of Alberta 2015–16 Annual Report consists of three parts:

•	Executive Summary, which provide a description and variance analysis of government’s revenue, spending, assets and liabilities.

•	Consolidated Financial Statements, which provide an overall accounting of the government’s revenue and spending, and assets and liabilities.

•	Measuring Up, which reports on the progress that has been made towards achieving the government’s goals.

Annual reports for each ministry have also been published, providing additional detailed information on performance and financial results.

Copyright © 2016

Government of Alberta 2015–16 Annual Report

Executive Summary, Consolidated Financial Statements and Measuring Up

ISBN 978-1-4601-2972-2 (print)	ISBN 978-1-4601-2973-9 (online PDF)

ISSN 2291-6423 (print)	ISSN 2291-6431 (online PDF)

www.alberta.ca

A MESSAGE FROM THE PRESIDENT OF TREASURY BOARD

AND MINISTER OF FINANCE

In 2015, this government presented a vision that reflected Alberta’s values and economic realities. These values reflect our potential to be home to Canada’s healthiest, best-educated, and most prosperous people, and the world’s most environmentally-progressive energy producer.

While the past year was overshadowed by a recession due to the decline in oil prices, it was also a year of renewal. In response to the downturn, our government faced a choice. Rather than lay off teachers and nurses, scale back important programs, or allow our roads, schools and hospitals to fall into disrepair, government stabilized frontline public services, and launched a significant economic stimulus plan to put Albertans back to work. The plan includes investing in much-needed infrastructure, and introducing programs to diversify and grow the economy.

We remained committed to prudent fiscal management, while promoting job creation and working with other jurisdictions to open new markets for our products.

Low energy prices had a significant negative impact on government revenue and Albertans in all corners of the province. Recognizing the need to diversify and reduce reliance on non-renewable resource revenue, we introduced a more progressive personal income tax system, while ensuring Albertans continue to pay the lowest overall taxes compared to other provinces.

We also ensured supports were in place to help Albertans who lost their jobs, through a number of new initiatives that encourage businesses to help Albertans get back to work.

While a large portion of the economy struggled, some sectors, like forestry and agriculture, benefited from the weaker loonie and stronger US economy. Government infrastructure spending supported construction activity, as Alberta’s population increased by 1.8 per cent.

Overall revenue ended the year at $42.5 billion. This was a significant decline compared to the past several years. At the same time, we were able to fulfil our commitments to support health care and school enrolment growth. We were also able to find reductions in other areas, and we ended 2015-16 with expenses $1 billion lower than budget at $48.9 billion.

In the past, government operating expense has grossly diverged, increasing one year by 6.3 per cent and then by just 2.7 per cent the following year. As a result, it was often difficult for school boards, health authorities, government agencies and other government partners to plan ahead. Our government is committed to lowering overall spending growth while maintaining the programs and services Albertans rely on. In 2015-16, operating expense only increased by 2.7 per cent versus the budgeted growth rate of 2.8 per cent.

In the past year, government released a progressive Climate Leadership Plan, to position Alberta as a global leader on climate change, while advancing environmental protection and conservation, energy efficiency and renewable energy. We announced a modernized royalty system to create a simpler, more transparent and efficient system, the new Alberta Child Benefit, and enhanced Alberta Family Employment Tax Credit.

We also moved to stabilize the public health care system by reversing planned budget reductions proposed by the previous government. This prevented the elimination of approximately 1,500 front-line nursing and health care positions.

Our government’s aim is to support Albertans, provide the public services they need, and build on our strengths to make our communities even stronger. Together, we will move Alberta forward and build a more diversified, more stable and brighter future for our province.

Original signed by
Joe Ceci
President of Treasury Board, Minister of Finance

GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT	i

ii	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

          TABLE OF CONTENTS, continued

GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT	iii

PREFACE

The Public Accounts of Alberta are prepared in accordance with the Financial Administration Act and the Fiscal Planning and Transparency Act. The Public Accounts consist of the Annual Report of the Government of Alberta and the annual reports of each of the 20 ministries.

This Annual Report of the Government of Alberta contains an Executive Summary, the audited Consolidated Financial Statements of the Province and the Measuring Up report, which compares actual performance results to desired results set out in the government’s strategic plan.

The annual reports of ministries are released concurrently with the Annual Report of the Government of Alberta. The ministry annual reports contain the audited consolidated financial statements of the ministries and a comparison of actual performance results to desired results set out in the ministries’ business plans. Each ministry annual report also includes:

■	Financial statements of entities making up the ministry including departments (all departments combined form the General Revenue Fund), regulated funds, provincial agencies and Crown-controlled corporations;

■	Other financial information as required by the Financial Administration Act and the Fiscal Planning and Transparency Act, either as separate reports or as a part of financial statements, to the extent that the ministry has anything to report;

■	Financial information relating to accountable organizations and trust funds.

iv	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

¢ EXECUTIVE SUMMARY

1

EXECUTIVE SUMMARY

NOTE: AMOUNTS PRESENTED IN TABLES AND TEXT MAY NOT ADD TO TOTALS DUE TO ROUNDING.

2	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

EXECUTIVE SUMMARY

BUDGET 2015: SUPPORTING JOBS, SUPPORTING FAMILIES. THE ALBERTA WAY

The significant decline in global oil prices that began in summer 2014 has had a substantial effect on Alberta’s economy and government’s fiscal situation. The economy is estimated to have contracted by 3.7% in 2015. The government responded with a plan in Budget 2015 to support jobs and Alberta families. This plan included a number of important initiatives to stimulate the economy, including a $38 billion five-year Capital Plan.

The oil price plunge caused an immediate reaction in the energy sector, with activity and investment falling. Corporate profits dropped, and with oil prices stagnating, the economic momentum from prior years’ strong growth eased. Employment, wages and household income weakened, and most other non-energy sectors of the economy were negatively impacted. Excess global oil supply remains, and the timing and extent of a recovery in energy prices is uncertain and subject to a wide array of economic and geopolitical variables.

Actual 2015-16 results were a deficit of $6.4 billion, $0.3 billion higher than estimated in the October Budget 2015. Revenue declined by $1.3 billion, while expense decreased by $1 billion. The weakness in revenue was from continued low oil prices.

The government’s fiscal plan has acted as a shock absorber for Albertans, by stabilizing core programs and services like health care, education and social supports while implementing a more progressive personal income tax system, and introducing programs to support a more diversified 21st century economy that works for all Albertans.

Revenue

Total revenue in 2015-16 was $42.5 billion, a drop of $7 billion from 2014-15, and $1.3 billion less than budgeted. Resource and corporate income tax revenue were especially hard hit, while investment income also suffered from weak equity markets.

Revenue included $20.7 billion from income and other taxes, $2.8 billion in non-renewable resource revenue, $7.1 billion in transfers from the federal government, $2.5 billion in investment income and $9.4 billion from other sources.

Expense

Total expense was $48.9 billion in 2015-16, an increase of $0.6 billion from 2014-15 but almost $1 billion lower than estimated in Budget 2015. Operating expense increased by $1.1 billion from 2014-15, partly offset by $0.6 billion decrease in capital grants.

The $48.9 billion included $43.2 billion in operating expense, $1.9 billion in capital grants, $0.6 billion in disaster assistance, $3.1 billion for amortization and inventory consumption, $0.8 billion in debt servicing costs and a negative $0.6 billion expense reflecting a reduction in pension liabilities.

Capital Plan

Significant infrastructure support of $6.6 billion was provided in 2015-16, $1.3 billion lower than budget but $0.4 billion higher than 2014-15. Funding was targeted to school construction, highways, postsecondary and health facilities and municipal support. $7 billion was directly borrowed for the Capital Plan in 2015-16, although $1.9 billion remains available for future capital plan cash needs.

Net Assets on March 31, 2016

Government of Alberta financial and capital assets exceeded liabilities by $48.5 billion. This included financial assets of $64 billion, capital / non-financial assets of $47.3 billion and liabilities, including deferred capital contributions, of $62.8 billion.

Note on Comparability Differences

Actual results for 2015-16 now include donations to post-secondary and health authority endowment funds in revenue. The Budget 2015 estimate and 2014-15 actual results do not include these donations as revenue, as they are “restricted” to the donor’s objectives, and so were previously reported only as adjustments to net assets, after the calculation of the surplus / (deficit). Comparisons between budget and 2014-15 actual results therefore will be slightly inconsistent, with omission of comparable revenue of $166 million in 2014-15, and nothing ($0) estimated in Budget 2015, relative to the inclusion of $84 million in 2015-16 revenue.

EXECUTIVE SUMMARY	3

Fiscal Summary

(millions of dollars)
					Change from
		2015-16		2014-15		2014-15
INCOME STATEMENT		Budget	Actual	Actual	Budget	Actual
	Revenue
1	Personal income tax	12,047	11,357	11,042	(690)	315
2	Corporate income tax	4,745	4,195	5,796	(550)	(1,601)
3	Other taxes	5,307	5,168	4,598	(139)	570
4	Bitumen royalties	1,547	1,223	5,049	(324)	(3,826)
5	Other non-renewable resource revenue	1,221	1,566	3,899	345	(2,333)
6	Transfers from Government of Canada	6,984	7,142	5,982	158	1,160
7	Investment income	2,820	2,544	3,113	(276)	(569)
8	Net income from government business enterprises	2,736	2,570	2,665	(166)	(95)
9	Premiums, fees and licences	3,687	3,574	3,564	(113)	10
10	Other revenue	2,694	3,161	3,773	467	(612)
11	Total Revenue	43,788	42,500	49,481	(1,288)	(6,981)

	Expense
12	Operating expense	43,209	43,189	42,047	(20)	1,142
13	Capital grants (including 2013 flood support)	1,975	1,911	2,466	(64)	(555)
14	Disaster assistance (including 2013 flood operating support)	829	563	351	(266)	212
15	Capital amortization / loss on asset disposals	2,262	2,236	2,302	(26)	(66)
16	Inventory consumption	821	895	882	74	13
17	Debt servicing costs - general	326	330	370	4	(40)
18	Debt servicing costs - Capital Plan	452	446	352	(6)	94
19	Pension provisions	31	(630)	(404)	(661)	(226)
20	Total Expense	49,906	48,942	48,366	(966)	574
21	Surplus / (Deficit)	(6,118)	(6,442)	1,115	(324)	(7,557)

CAPITAL PLAN
22	Capital grants	1,975	1,911	2,466	(64)	(555)
23	Capital investment	5,888	4,647	3,715	(1,241)	932
24	Total Capital Plan	7,863	6,558	6,181	(1,305)	377

Contingency Account (at March 31, 2016)
(millions of dollars)					Change from
		2015-16		2014-15		2014-15
		Budget	Actual	Actual	Budget	Actual
1	Balance at Start of Year (April 1)	6,529	6,529	4,658	-	1,871
2	Surplus / (Deficit)	(6,118)	(6,442)	1,115	(324)	(7,557)
Cash Adjustments – Sources / (Requirements)
3	SUCH / Alberta Innovates own-source revenue / expense	491	563	623	72	(60)
4	Income retained by funds and agencies / Heritage Fund	(639)	(1,000)	(1,048)	(361)	48
5	Pension provisions (non-cash expense)	31	(630)	(404)	(661)	(226)
6	Amortization (ex. SUCH; non-cash expense) / book value of disposals	847	849	855	2	(6)
7	Inventory consumption (excluding SUCH; non-cash expense)	129	125	141	(4)	(16)
8	Student loans / inventory acquisition (excluding SUCH)	(547)	(514)	(411)	33	(103)
9	2013 Alberta flood assistance revenue / expense	(429)	(86)	(745)	343	659
10	Energy royalties	354	60	1,369	(294)	(1,309)
11	Net deferred capital contribution adjustment (excluding SUCH)	89	73	101	(16)	(28)
12	Other cash adjustments	(477)	334	278	811	56
13	Capital investment (excluding SUCH; cash requirement not in expense)	(4,762)	(3,888)	(3,414)	874	(474)
14	Withdrawal / (deposit) from / (to) Capital Plan account	-	(1,892)	673	(1,892)	(2,565)
15	Direct borrowing for Capital Plan	5,958	7,016	3,021	1,058	3,995
16	Alternative financing for Capital Plan (P3s - public-private partnerships)	143	143	199	-	(56)
17	Current principal repayments (P3s)	(42)	(41)	(39)	1	(2)
18	Surplus / (deficit) plus net cash adjustments	(4,972)	(5,330)	2,314	(358)	(7,644)
19	Cash transferred from prior-year final results	1,731	1,731	1,287	-	444
20	Cash from final results to be withdrawn / (deposited) next year	-	695	(1,731)	695	2,426
21	Balance at End of Year (March 31)	3,289	3,625	6,529	336	(2,904)

4	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

FISCAL PLAN HIGHLIGHTS

The actual results for 2015-16 show a deficit of $6.4 billion, a $7.6 billion decline from the surplus of $1.1 billion in 2014-15, and $0.3 billion worse than estimated in the October Budget 2015. (Note: the Budget 2015 estimate and 2014-15 actual results do not include donations to SUCH sector endowment funds in revenue; these were previously reported as adjustments to net assets. Comparisons between budget and 2014-15 actual results therefore omit revenue of $166 million in 2014-15 and $0 in budget, relative to $84 million in 2015-16 actuals.)

Total Revenue was $42.5 billion in 2015-16, a decrease $7 billion from 2014-15 and $1.3 billion lower than budget.

■	Change from 2014-15. Increases of $0.9 billion in personal income and other tax revenue, primarily due to rate increases implemented in 2015-16, and $1.2 billion in federal transfers, in part due to 2014-15 transfers being reduced to reverse a prior-year over-accrual for 2013 flood assistance, were more than offset by decreases of $6.2 billion in resource revenue, $1.6 billion in corporate income tax, and $1.3 billion in investment income and other revenue.

■	Change from Budget. Increases of $0.6 billion in federal transfers and other revenue were more than offset by decreases of $1.4 billion in tax revenue, $0.3 billion in investment income and $0.3 billion in income of government business enterprises and premiums fees and licences revenue.

Total Expense was $48.9 billion, $0.6 billion higher than 2014-15, but $1 billion lower than budget.

■	Change from 2014-15. Increases of $1.1 billion in operating expense, $0.2 billion in disaster assistance and $0.1 billion in Capital Plan debt servicing costs were partly offset by decreases of $0.6 billion in capital grants and $0.2 billion in pension provision expense.

■	Change from Budget. Mainly reflects a decrease of $0.3 billion in disaster assistance, primarily for agriculture support, and a $0.7 billion change in pension provision expense.

Net Assets. At March 31, 2016, net assets were $48.5 billion, including capital / non-financial assets of $47.3 billion. More details on assets and liabilities are provided on pages 18-19.

Contingency Account. Balance of $3.6 billion on March 31, 2016, a decrease of $2.9 billion from the prior year, comprising $5.3 billion in net negative year-end results and cash requirements, $1.7 billion in 2014-15 results transferred in 2015-16, and an excess of $0.7 billion from final year-end results to be withdrawn in 2016-17 (the balance after final results are incorporated is thus $2,930 million).

Cash adjustments such as differences between accrued revenue and cash receipts, non-cash revenue or expense, SUCH sector entity results, and transfers not reported on the income statement, are necessary to determine balance of the Contingency Account under the Fiscal Planning and Transparency Act.

■	Net income of, or retained, by other entities. $563 million of the $6.4 billion deficit reflects SUCH sector and Alberta Innovates corporations own-source expense less revenue; surpluses of entities like Alberta Treasury Branches or Agriculture Financial Services Corporation, of a net $791 million are included in 2015-16 results, but retained by the entities; the Heritage Fund also kept $209 million for inflation-proofing.

■	Non-cash expense. $974 million of amortization and inventory consumption expense requires no cash; a $630 million decrease in pension liabilities is reported as non-cash negative expense.

■	Cash requirements not in expense. $362 million was needed for student loans, net of repayments, $152 million was used to acquire short-term inventory assets, while $186 million was spent in 2015-16, and $100 million in cash was received for 2013 flood assistance reported in 2013-14.

■	Revenue and other cash adjustments. Cash from energy royalties exceeded reported revenue by $60 million; cash transfers for capital, reported in revenue over the related asset’s life, exceeded non-cash reported revenue by $73 million. Various other differences between revenue/expense and cash amount to a net positive $334 million.

■	Capital Plan cash. Cash for capital investment and P3 principal repayments of $3,929 million was offset by $7,159 million in cash from borrowing and P3 partners. Borrowing exceeded Capital Plan funding needs by $1,892 million, which will now be available for future Capital Plan cash requirements.

EXECUTIVE SUMMARY	5

Total Expense

(millions of dollars)				Change from
	2015-16		2014-15		2014-15
Operating Expense by Ministry	Budget	Actual	Actual	Budget	Actual
Advanced Education	5,257	5,141	4,966	(116)	175
Agriculture and Forestry	1,072	989	1,049	(83)	(60)
Culture and Tourism	294	289	288	(5)	1
Economic Development and Trade	316	225	231	(91)	(6)
Education	7,251	7,553	7,250	302	303
Energy	681	549	645	(132)	(96)
Environment and Parks	405	386	397	(19)	(11)
Executive Council	25	24	23	(1)	1
Health	18,297	18,522	17,814	225	708
Human Services	4,274	4,261	4,087	(13)	174
Indigenous Relations	186	178	182	(8)	(4)
Infrastructure	491	491	501	-	(10)
Justice and Solicitor General	1,343	1,350	1,313	7	37
Labour	164	154	126	(10)	28
Municipal Affairs	285	246	237	(39)	9
Seniors and Housing	569	559	573	(10)	(14)
Service Alberta	250	240	226	(10)	14
Status of Women	1	1	-	-	1
Transportation	484	462	523	(22)	(61)
Treasury Board and Finance	1,412	1,433	1,493	21	(60)
Legislative Assembly	150	132	122	(18)	10
Total Operating Expense	43,209	43,189	42,047	(20)	1,142
Capital Grants
Energy	289	159	53	(130)	106
Municipal Affairs	1,113	1,139	1,865	26	(726)
Transportation	290	301	321	11	(20)
Other	181	188	131	7	57
2013 Alberta flood capital grants	101	124	96	23	28
Total Capital Grants	1,975	1,911	2,466	(64)	(555)
Disaster / Emergency Assistance
Agriculture and Forestry	725	527	170	(198)	357
Municipal Affairs	-	3	32	3	(29)
Total	725	530	202	(195)	328
2013 Alberta flood operating support:
Environment and Parks	23	11	23	(12)	(12)
Infrastructure	44	7	53	(37)	(46)
Municipal Affairs	16	7	21	(9)	(14)
Other	21	9	52	(12)	(43)
Total 2013 Alberta flood operating support	104	33	149	(71)	(116)
Total Disaster / Emergency Assistance	829	563	351	(266)	212
Amortization / Inventory Consumption / Loss on Asset Disposals
Advanced Education amortization	487	486	481	(1)	5
Education amortization	317	331	306	14	25
Health amortization / inventory consumption	1,387	1,454	1,448	67	6
Infrastructure amortization / inventory consumption	110	106	111	(4)	(5)
Transportation amortization / inventory consumption	530	517	510	(13)	7
Other amortization / inventory consumption / loss on disposals	252	237	328	(15)	(91)
Total Amortization / Invent. Consump. / Loss on Disposals	3,083	3,131	3,184	48	(53)
General Debt Servicing Costs
Agriculture and Forestry (Ag. Financial Services Corp.)	75	68	70	(7)	(2)
Seniors and Housing (Alberta Social Housing Corporation)	8	8	10	-	(2)
Treasury Board and Finance (Ab. Capital Finance Auth. / other)	178	188	223	10	(35)
SUCH sector (post-second. instit. / Ab. Health Serv. / school bds)	65	66	67	1	(1)
Total General Debt Servicing Costs	326	330	370	4	(40)
Capital Plan Debt Servicing Costs
Education - Alberta Schools Alternative Procurement P3s	30	30	30	-	-
Transportation - ring road P3s	71	71	72	-	(1)
Treasury Board and Finance - direct borrowing	351	345	250	(6)	95
Total Capital Plan Debt Servicing Costs	452	446	352	(6)	94
Pension Provisions	31	(630)	(404)	(661)	(226)
Total Expense	49,906	48,942	48,366	(964)	576

6	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

EXPENSE HIGHLIGHTS

Total expense in 2015-16 was $48.9 billion. This comprised $43.2 billion in operating expense, capital grants of $1.9 billion, $563 million in disaster assistance, $3.1 billion in amortization, inventory consumption and losses on capital asset disposals, $776 million in general and capital debt servicing costs and a negative $630 million for a reduction in pension liabilities.

Year-over-year comparison. Total 2015-16 expense was $576 million higher than 2014-15:

■	Operating expense. $1.1 billion or 2.7% increase, primarily for physician compensation, drug costs and Alberta Health Services operations, enrolment growth in schools and post-secondary institutions, and increased caseloads and costs in income support, AISH and children’s programs.

■	Capital grants. $555 million decrease due mainly to added municipal funding provided in 2014-15.

■	Disaster assistance. $212 million increase due primarily to higher forest-fire fighting costs and agriculture assistance resulting from spring and early summer drought conditions in 2015, partly offset by lower June 2013 flood assistance.

■	Other expense. $225 million net decrease, almost entirely due to a decline in pension provisions. Higher Capital Plan debt servicing costs are offset by lower general debt servicing costs and losses on asset disposals.

Budget-to-actual changes. Total expense was $964 million lower than budgeted:

■	Operating expense. $20 million decrease, with increases for school enrolment, physician compensation, drug costs and Alberta Health Services operations mostly offset mainly by suspended Access to the Future Fund grants, decreased agriculture income support from late-season improved crop yields, and lower crude oil marketing costs.

■	Disaster assistance. $266 million decrease mainly due to lower indemnity requirements from improved crop yields.

■	Other expense. $679 million net decrease, due primarily to the $661 million decline in pension provisions, with higher consumption of pharmaceutical inventories, from higher volumes and drug prices, offset by lower capital grants.

Health

Total expense (excluding debt servicing costs) was $20 billion, mainly comprising $18.5 billion in operating expense and $1.5 billion in amortization and inventory consumption. Expense was $681 million or 3.5% higher than it was in 2014-15, and $292 million, or 1.5% above budget.

■	Expense changes from 2014-15:

♦ $338 million increase for physician services, reflecting more service demand and higher compensation rates.

♦ $186 million increase for Drugs and Supplemental Health Benefits, from increasing volume and costs of existing and new drugs.

♦ $152 million increase for facility and care-based services, due mainly to higher volumes and compensation, and implementing the Community Capacity Plan.

♦ $5 million net increase in other programs.

■	Expense changes from budget:

♦ $195 million increase for facility-based services due to higher demand.

♦ $119 million increase for physician services.

♦ $60 million increase for drug costs and volume.

♦ $82 million net decrease in other programs.

■	Policy and other initiatives included:

♦ The government reversed previously-planned reductions to the Health ministry budget, to stabilize the health system and provide predictable funding, but with a goal of decreasing the annual growth rate in operating expense moving forward.

♦ The Valuing Mental Health report was released February 2016 with 32 recommendations to improve mental health service delivery.

♦ Signed a memorandum of agreement with the Alberta Medical Association to determine how to better manage the rate of growth in physician compensation and improve the health care system.

♦ Actions to address increasing numbers of deaths caused by illicit fentanyl use included expanding access to naloxone, which reverses fentanyl overdoses, permitting nurses to prescribe it, paramedics to distribute it and emergency medical responders to administer and distribute it.

EXECUTIVE SUMMARY	7

Education

Total expense (excluding debt servicing costs and pension provisions) was $7.9 billion, an increase of $333 million from 2014-15 and $305 million from Budget 2015. The increases are due mainly to higher-than-expected enrolment growth, higher costs for the Teachers’ Framework Agreement and added school operations and maintenance funding.

■	$7.5 billion for public and separate school boards, an increase of $300 million from 2014-15 and $298 million from budget. Enrolment growth for the 2015-16 school year increased by more than expected, reaching 2.7%, with 740 more teachers added to classrooms. The $7.5 billion comprised:

♦ $5.8 billion for direct instruction, a $199 million or 3.5% increase from 2014-15, and $197 million higher than budget. This includes $409 million for current-year pension expense (post-1992 Teachers’ Pension Plan), and $284 million for the Small Class Size Initiative, targeted at earlier grades with higher enrolment growth pressures.

♦ $749 million for school operations and maintenance, $145 million more than 2014-15 and up $139 million from budget.

♦ $325 million for amortization.

♦ $339 million for student transportation services.

♦ $337 million for program support, governance and system administration.

■	$246 million was provided to accredited private schools and early childhood service operators.

Advanced Education

Total expense (excluding debt servicing costs and pension provisions) was $5.6 billion in 2015-16, an increase of $181 million or 3.3% from 2014-15, but $115 million lower than estimated in budget, mainly from suspending Access to the Future Fund grants and a reduction to loss provisions for student loans.

■	Expense for post-secondary institution operations was $5.3 billion, with base operating funding increased by $40 million, or 2%, over 2014-15 levels. This supported over 265,000 full and part-time students and apprentices.

■	Provided $38 million to institutions to offset the first year of a two-year tuition freeze ($16 million) and the cancellation of market modifier increases planned for a number of programs ($22 million).

■	Awarded $89 million in scholarships to over 50,000 Alberta students. Funded over 70,000 full-time students by providing $537 million in Alberta student loans and $45 million in provincial grants.

Human Services

Total 2015-16 expense, almost all of which was operating expense, was $4.3 billion in 2015-16. Operating expense was $174 million, or 4.3% higher than 2014-15, but $13 million below budget, with the change from 2014-15 primarily for higher caseloads and costs per case.

■	Assured Income for the Severely Handicapped expense was $955 million, $37 million higher than 2014-15, with 2,000 more clients, who now total over 52,000. Alberta’s program for clients with severe and permanent disabilities is one of the most comprehensive in Canada.

■	Support to Persons with Disabilities expense was over $1 billion, $6 million higher than 2014-15, from increasing caseloads and complexity of cases.

■	Over $1.1 billion was provided for child and youth intervention, child care and early intervention services for children and youth, a $31 million increase from 2014-15, primarily due to higher case complexity, child care supports and emphasis on preventative community-based programs.

■	Employment program expense of $777 million was $54 million higher than in 2014-15 primarily due to the impact of the economic downturn.

■	$176 million was allocated to reduce homelessness and support women’s shelters, with an increase of $15 million from 2014-15 devoted to women’s shelters. Approximately 12,250 people have been provided with housing and other supports since 2009.

■	$101 million for Family and Community Supports Services, an increase of $24 million from last year.

Agriculture And Forestry

Total 2015-16 expense (excluding debt servicing costs) was $1.6 billion, $295 million higher than 2014-15, due to higher wildfire-fighting costs and agriculture support arising from drought conditions early in 2015, but $284 million lower than budget, mainly due to late season improvement to crop yields.

■	Indemnity payments of $527 million for crop, hail and livestock insurance were incurred in 2015-16, $99 million more than in 2014-15. This included

8	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

disaster assistance of $141 million, $101 million more than in 2014-15, but $210 million lower than budgeted.

■	Spent $500 million, including $387 million of in-year disaster assistance, to fight 1,898 forest fires, which consumed about 466,330 hectares. The disaster assistance was $255 million more than in 2014-15, and $12 million above budget.

■	$35 million was provided to combat mountain pine beetle infestations.

■	$20 million was provided through Alberta Livestock and Meat Agency to help agri-food businesses develop new markets, products and technologies, $23 million in capital grants supported irrigation rehabilitation and rural gas and electrical infrastructure, while $23 million was allocated to rural agricultural services boards, societies and regional exhibitions.

■	$54 million through Growing Forward 2 to support innovation in the agri-food sector.

■	$25 million supported continued implementation of the Flat Top Complex Wildfire Review, with another $2 million in capital investment.

■	Approved $562 million in agriculture sector loans.

Environment and Parks

Total expense was $563 million, a $19 million increase from 2014-15, due mainly to higher 2013 flood capital grants, partly offset by lower operating expense and 2013 flood operating support. Expense was $68 million lower than the Budget 2015 estimate, due mainly to lower capital grants from the Climate Change and Emissions Management Fund and lower operating expense, partly offset by higher 2013 flood capital grants.

■	Provided $77 million to Alberta Environmental Monitoring, Evaluation and Reporting Agency, in support of its oil sands monitoring operations. An independent review of the Agency determined that it would be more effective and accountable if its monitoring functions were transferred to a new division in the Ministry, and for the Agency to be dissolved. These changes are being implemented in 2016-17.

■	$2 million was provided to support the Climate Leadership Advisory Panel. The Panel reviewed Alberta’s climate change strategy, conducted public consultations, and provided recommendations to government. These formed the basis of the Climate

Leadership Plan, announced in November 2015. The Plan includes phasing out emissions from coal-fired electricity generation by 2030, transitioning to more renewable energy, legislating a limit on oil sands emissions, reducing methane gas emissions by 45%, and establishing an economy-wide price on carbon emissions to discourage consumption.

■	Developed policy and legislation to implement the carbon levy on heating and transportation fuels in 2016-17, in conjunction with a consumer rebate program that will support lower and middle-income Albertans in reducing emissions.

Municipal Affairs

Total expense was $1,414 million, $768 million lower than 2014-15 and $17 million lower than budget. The decrease from 2014-15 is primarily due to provision of additional capital grants to municipalities in 2014-15; capital grants are $726 million lower.

■	Provided $28 million in Municipal Sustainability Initiative operating grants, $65 million in grants in place of municipal property taxes which the Crown is exempt from paying, and $18 million for municipal regional collaboration.

■	Support to public libraries was $34 million.

Seniors and Housing

Total expense (excluding debt servicing costs) was $663 million, $27 million higher than 2014-15 and $51 higher than budget, due to capital grants added for supportive living projects, partly offset by lower operating expense.

■	Provided $368 million to seniors through the Alberta Seniors Benefit and Special Needs Assistance programs, an increase of $6 million from 2014-15, and $6 million in low-interest loans through the Property Tax Deferral program.

■	Grants of $138 million were delivered to housing providers for seniors and community housing, a $16 million reduction from 2014-15, and $64 million in rent supplements helped low-income households with accommodation costs.

EXECUTIVE SUMMARY	9

Other Ministries

Total expense in 2015-16 of other ministries (excluding debt servicing costs and pension provisions) was $6.8 billion, $189 million lower than in 2014-15, and $449 million lower than estimated in Budget 2015.

The $6.8 billion consists of $5.6 billion in operating expense, $0.5 billion in capital grants, $0.7 billion for amortization, inventory consumption, 2013 flood operating assistance and losses on asset disposals.

■	The $189 million reduction from 2014-15 reflects:

♦ $142 million lower operating expense, mainly from reduced crude oil marketing costs, a lower provision for corporate income tax doubtful accounts and acceleration of highway preservation and maintenance work in 2014-15, partly offset by higher corrections and public security costs, primarily for salaries, and increased labour market funding from the federal government.

♦ $55 million decrease in 2013 flood assistance, due mainly to delays in floodway relocation.

♦ $69 million lower loss on asset disposals, primarily from the impact in 2014-15 of the Fort McMurray Land Exchange Agreement.

♦ A net $7 million reduction in amortization and inventory consumption expense.

♦ $84 million increase in capital grants, mainly for the two carbon capture and storage projects.

■	The $449 million reduction from budget reflects:

♦ $267 million lower operating expense, mainly from reduced crude oil marketing costs, bioenergy grants, Alberta Innovates corporation grants, deferral of funding for the job creation program being replaced, re-classifying $25 million allocated to Alberta Enterprise Corporation from expense, and re-classifying some highway preservation work as capital investment, partly offset by higher external investment management expense (which is offset by increased revenue).

♦ $109 million decrease in capital grants, mainly for the two carbon capture and storage projects.

♦ $45 million decrease in 2013 flood assistance, due mainly to delays in floodway relocation.

♦ A net $28 million reduction in amortization, inventory consumption and loss on asset disposal expense.

■	Several spending highlights included:

♦ $368 million allocated to provincial highway maintenance and preservation.

♦ $157 million for three Alberta Innovates corporations to support research, innovation and technology commercialization.

♦ $126 million in casino revenue was provided to First Nations through the First Nations Development Fund.

♦ Allocated $10 million, as part of an $85 million ten-year commitment, to help Métis Settlements achieve self-sustainability.

♦ $86 million for various workforce strategies, including $16 million in Canada-Alberta Job Grant funding for over 11,000 training courses.

♦ $68 million in Alberta tourism promotion.

♦ 90 grants totalling $47 million under the Alberta Media Fund for screen-based productions, book and magazine publishing and sound recording.

♦ $42 million for Occupational Health and Safety (OHS) programs. Over 9,500 OHS inspections were conducted and 9,000 orders issued.

♦ $24 million in grants from the Community Initiatives and Other Initiatives programs.

♦ $23 million for 978 Alberta Foundation for the Arts grants supporting artists and arts promotion.

♦ $22 million for sports development and athletic excellence, and $3 million supported 24 recreation associations and 16 physical-living organizations.

♦ $14 million for Employment Standards programs. 5,400 claims were received and almost $5 million in unpaid earnings were recovered for Albertans.

♦ $12 million in settlement and language training services to assist newcomers, including refugees, acclimatize in Alberta.

■	Policy and other initiatives included:

♦ Commenced a three-stage review of Alberta government agencies, boards and commissions, with the first phase examining the 136 agencies subject to the Alberta Public Agencies Governance Act. The second phase will consider the 146 agencies not governed by that Act, while the third phase will focus on the boards of governors at public post-secondary institutions.

10	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

♦ Established the new Status of Women Ministry, to lead initiatives promoting greater gender equality.

♦ Adjusted the general minimum wage from $10.20 per hour to $11.20 on October 1, 2015, with continued consultations with stakeholders planned on the goal of moving to $15 per hour by 2018.

♦ Established the Royalty Review Advisory Panel to consult and make recommendations on modernizing Alberta’s royalty framework. The recommendations are being implemented, and will create a simpler, more transparent and efficient system, which is intended to be revenue neutral.

♦ Signed a new ten-year funding agreement effective April 1, 2016 with Horse Racing Alberta which reduces the portion it receives from Racing Entertainment Centres gaming revenue from 51.7% to 50% in 2016-17, 45% in 2017-18 and then 40% in 2018-19 and thereafter.

♦ Reviewed policies, programs and legislation for implications arising from the United Nations Declaration on the Rights of Indigenous Peoples, and began exploring options for implementing its principles and objectives in concert with indigenous leaders and other groups.

♦ Launched MyAlberta digital ID and eServices in July 2015 to provide Albertans with secure access for online payment for government services.

General Debt Servicing Costs

■	General debt servicing costs primarily represent interest paid on: the lending operations of Alberta Capital Finance Authority (ACFA) and Agriculture Financial Services Corporation (AFSC), borrowing undertaken to repay the Teachers’ Pension Plan debt, and unmatured debt.

■	2015-16 general debt servicing costs were $330 million, a net increase of $4 million from budget, due to a revised forecast, partly offset by lower AFSC borrowing, but have decreased by $40 million from 2014-15, due mainly to more favourable results from ACFA debt interest rate swaps (ACFA interest income revenue is also lower, due to a similar swing in loan interest rate swaps).

Capital Plan Debt Servicing Costs

■	Capital Plan debt servicing costs represent interest paid on direct borrowing, set by markets at time of issuance, and alternatively-financed public-private partnerships, set out in contracts.

■	2015-16 debt servicing costs were $446 million, an increase of $94 million from 2014-15, due to more direct debt, but were $6 million less than budget due mainly to the timing of borrowing.

Pension Provisions

■	Public sector pension plan liabilities decreased by $630 million, to $10.6 billion at March 31, 2016.

■	The improvement reflected decreases to inflation rate and salary escalation assumptions, the impact on most plans of relatively healthy financial markets returns in 2015, and the maturing of the pre-1992 Teachers’ Pension Plan (TPP).

■	Liabilities for pre-1992 and other closed plan obligations account for 86% of the government obligation, with the pre-1992 TPP unfunded liability accounting for 76%.

Pension Liabilities (at March 31)

Government obligations for pension plan liabilities

(millions of dollars)

	2016	2015
Teachers’ Pension Plans
– Pre-1992 unfunded liability	8,082	8,432
– Post-1992 unfunded liability	614	637
Public Service Mgmt. (closed, pre-1992)	553	595
Local Authorities	373	489
Universities Academic (pre-1992)	280	314
Universities Academic	244	231
Public Service	200	249
Special Forces (pre-1992)	90	91
Supplementary Executive Retirement Plans	57	54
Members of the Leg. Assembly (Closed)	42	46
Public Service Mgmt. (Supplementary)	16	17
Management Employees	-	26
Provincial Judges and Masters in Chambers	15	15
Total Pension Liabilities	10,566	11,196

EXECUTIVE SUMMARY	11

CAPITAL PLAN

The Capital Plan supported $6.6 billion in projects in 2015-16, $377 million higher than in 2014-15, but a $1.3 billion decrease from the Budget 2015 estimate.

■	The increase from 2014-15 was mainly due to progress on school and carbon capture and storage projects, re-profiling from 2014-15 to 2015-16 for the Calgary ring road and additional supportive living projects, partly offset by a decrease in
Municipal Sustainability Initiative grants, as MSI grants were augmented in 2014-15.

■	The decrease from budget was mainly due to re-profiling of health, school, post-secondary, carbon capture and storage, transportation, flood recovery and mitigation, and other projects to future years, due to slower progress. No projects were cancelled.

Capital Plan

(millions of dollars)				Change from
	2015-16		2014-15		2014-15
By Ministry	Budget	Actual	Actual	Budget	Actual
Advanced Education	876	767	773	(109)	(6)
Agriculture and Forestry	53	50	60	(3)	(10)
Culture and Tourism	41	40	48	(1)	(8)
Economic Development and Trade	5	5	5	-	-
Education	1,333	1,060	358	(273)	702
Energy	305	176	79	(129)	97
Environment and Parks	103	41	46	(62)	(5)
Health	916	663	664	(253)	(1)
Human Services	7	6	5	(1)	1
Indigenous Relations	11	18	11	7	7
Infrastructure	445	232	233	(213)	(1)
Justice and Solicitor General	70	54	96	(16)	(42)
Labour	1	3	1	2	2
Municipal Affairs	1,118	1,142	1,869	24	(727)
Seniors and Housing	178	143	102	(35)	41
Service Alberta	46	41	39	(5)	2
Transportation	2,025	1,906	1,633	(119)	273
Treasury Board and Finance	33	22	30	(11)	(8)
Legislative Assembly	2	1	-	(1)	1
Total excluding 2013 Alberta flood assistance	7,570	6,367	6,053	(1,203)	314

2013 Alberta flood assistance
Culture and Tourism	-	-	1	-	(1)
Education	10	-	5	(10)	(5)
Environment and Parks	173	110	57	(63)	53
Infrastructure	11	5	1	(6)	4
Municipal Affairs	14	17	25	3	(8)
Seniors and Housing	1	-	4	(1)	(4)
Transportation	85	59	35	(26)	24
Total 2013 Alberta flood assistance	293	191	127	(102)	64

Total Capital Plan	7,863	6,558	6,181	(1,305)	377

Capital Plan Financing
Cash received for capital purposes	575	405	483	(170)	(78)
Retained income of funds and agencies for capital purposes	167	95	138	(72)	(43)
Book value of capital asset disposals / other	-	32	41	32	(9)
Alternative financing (P3s - public-private partnerships)	143	143	199	-	(56)
Direct borrowing	5,958	7,016	3,021	1,058	3,995
SUCH sector self-financed	1,020	759	291	(261)	468
Transfers from / (to) Capital Plan financing account / surplus cash	-	(1,892)	2,008	(1,892)	(3,900)
Total Capital Plan Financing	7,863	6,558	6,181	(1,305)	377

12	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

■	$1.6 billion for the highway network, including:

♦ $367 million for Edmonton’s Anthony Henday Drive, scheduled for completion in fall 2016.

♦ $369 million for the southwest section of Calgary’s ring road, which is about 70% complete.

♦ $239 million for Highway 63, with 237 out of 240 kilometers twinned.

♦ $309 million for interchanges and other projects, $278 million for rehabilitation of 860 kilometers of roads, and $29 million for bridge projects.

■	$1.4 billion in municipal support:

♦ $499 million Municipal Sustainability Initiative grants, $26 million Alberta Community Partnership grants to support regional collaboration and capacity, and $56 million in federal Small Communities Fund grants.

♦ $350 million in Basic Municipal Transportation Grants, $208 million under the federal Gas Tax Fund, $185 million in GreenTRIP grants for transit systems and $30 million through Municipal Transit Initiatives for Edmonton’s Valley Line LRT.

♦ $62 million for water supply and treatment, and wastewater systems.

■	$964 million for school construction, including $51 million for modular classrooms to accelerate meeting demand for educational spaces. Five of the 120 projects announced in 2013-14 were finished, with the majority of the remainder in construction and expected to be completed in 2016-17. The 77 projects announced in 2014-15 are in various stages of planning, design, tender and construction, with many anticipated to be built by 2017-18.

■	$767 million for post-secondary facilities and equipment. This includes funding of $162 million for expansion and upgrading and $61 million for maintenance and renewal, and $541 million in other projects self-funded by institutions and donations. Major projects included the Grant MacEwan University Centre for Arts and Culture, Calgary Shulich School of Engineering, NAIT Centre for Applied Technology, Mount Royal University Library and Learning Centre, residences and other projects in Lethbridge, Red Deer, Calgary and Edmonton.

■	$663 million for health facilities and equipment. Completed the lab services project in Calgary’s

Foothills Medical Centre, major redevelopments of health centres in Raymond, Taber and Edson (acute care), and the Chinook Regional Hospital. Continued work on health facility projects in Grande Prairie, High Prairie, Medicine Hat, Fort McMurray, Edmonton and Calgary. Planning continues for the Calgary Cancer Centre project.

■	$191 million for 2013 flood recovery and mitigation.

■	$159 million in carbon capture and storage grants, $130 million lower than budget but $106 million higher than 2014-15. The variances are due to construction progress. Total support so far has been $462 million.

■	$74 million for seniors and family housing preservation and renewal, and $49 million for affordable supportive living projects for seniors.

■	Lottery funding of $36 million for 492 Community Facility Enhancement projects.

■	$19 million for maintenance and renewal of parks.

■	$8 million in federal ecoTrust initiatives to reduce greenhouse gas emissions, $6 million for land conservation and $5 million from the Climate Change and Emissions Management Fund for the Municipal Climate Change Action Centre.

Capital Plan Financing

■	$405 million in cash received for capital projects comprised $329 million in federal funding and $76 million from donations, the Lottery Fund and other sources.

■	$95 million of retained income of entities like Alberta Social Housing Corporation, regulatory and other agencies funded their capital spending.

■	Capital assets with a net book value of $32 million on the balance sheet were disposed of, resulting in a cash source of $32 million for the Capital Plan.

■	Public-private partnerships for the ring roads provided $143 million.

■	School boards, universities and colleges and the Health Authority self-funded $759 million of capital spending.

■	$7 billion in direct borrowing was undertaken in 2015-16. This amount exceeded final actual cash requirements by $1,892 million. This cash is set aside to finance future Capital Plan requirements.

EXECUTIVE SUMMARY	13

Revenue

				Change from
(millions of dollars)	2015-16		2014-15		2014-15
	Budget	Actual	Actual	Budget	Actual

Income Taxes
Personal income tax	12,047	11,357	11,042	(690)	315
Corporate income tax	4,745	4,195	5,796	(550)	(1,601)

	16,792	15,552	16,838	(1,240)	(1,286)

Other Taxes
Education property tax	2,253	2,255	2,102	2	153
Fuel tax	1,434	1,370	944	(64)	426
Tobacco tax	1,041	980	896	(61)	84
Insurance taxes	407	403	393	(4)	10
Freehold mineral rights tax	87	79	172	(8)	(93)
Tourism levy	85	81	91	(4)	(10)

	5,307	5,168	4,598	(139)	570

Non-Renewable Resource Revenue
Bitumen royalty	1,547	1,223	5,049	(324)	(3,826)
Crude oil royalty	536	689	2,245	153	(1,556)
Natural gas and by-products royalty	343	493	989	150	(496)
Bonuses and sales of Crown leases	181	203	476	22	(273)
Rentals and fees / coal royalty	160	181	188	21	(7)

	2,768	2,789	8,948	21	(6,159)

Transfers from Government of Canada
Canada Health Transfer	3,967	4,014	3,601	47	413
Canada Social Transfer	1,513	1,516	1,452	3	64
Direct transfers to SUCH sector	484	404	321	(80)	83
Agriculture support programs	313	308	288	(5)	20
Infrastructure support	289	267	341	(22)	(74)
2013 Alberta flood assistance	-	(70)	(423)	(70)	353
Other (includes labour market agreements)	418	703	402	285	301

	6,984	7,142	5,982	158	1,160

Investment Income
Alberta Heritage Savings Trust Fund	1,719	1,388	1,825	(331)	(437)
Endowment funds	355	347	354	(8)	(7)
Alberta Capital Finance Authority	196	184	225	(12)	(41)
Agriculture Financial Services Corporation	133	132	132	(1)	-
Other (includes Contingency Account and SUCH sector)	417	493	577	76	(84)

	2,820	2,544	3,113	(276)	(569)

Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,545	1,553	1,526	8	27
AGLC – Liquor	851	856	767	5	89
Alberta Treasury Branches	283	108	325	(175)	(217)
Other (CUDGCo / APMC / PSI entities)	57	53	47	(4)	6

	2,736	2,570	2,665	(166)	(95)

Premiums, Fees and Licences
Post-secondary institution tuition fees	1,138	1,158	1,116	20	42
Health Services / school board fees and charges	669	702	672	33	30
Motor vehicle licences	525	517	516	(8)	1
Crop, hail and livestock insurance premiums	314	299	307	(15)	(8)
Energy industry levies	306	303	292	(3)	11
Land titles	90	80	91	(10)	(11)
Other	645	515	570	(130)	(55)

	3,687	3,574	3,564	(113)	10

Other
SUCH sector sales, retails and services	903	971	850	68	121
SUCH sector fundraising, donations, gifts, contributions	564	738	667	174	71
AIMCo investment management charges	257	267	264	10	3
Fines and penalties	260	256	146	(4)	110
Refunds of expense	141	229	1,106	88	(877)
Climate change and emissions management	91	200	77	109	123
Miscellaneous	478	500	663	22	(163)

	2,694	3,161	3,773	467	(612)

Total Revenue	43,788	42,500	49,481	(1,288)	(6,981)

14	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

REVENUE HIGHLIGHTS

Total Revenue

■	Total 2015-16 revenue was $42.5 billion, a decrease of $7 billion from 2014-15 and down $1.3 billion from budget, driven mainly by the collapse and ongoing weakness in global oil prices.

■	The decrease from 2014-15 is due primarily to lower resource revenue, corporate income tax, investment income, Alberta Treasury Branch (ATB) net income, and unusually large “Refunds of expense” revenue in 2014-15 mainly related to revising the estimate for 2013 flood assistance reported in 2013-14. These were partially offset by higher personal income, fuel and tobacco tax revenue due to implemented changes and rate increases, and an increase in federal transfers, in part due to a one-time Fiscal Stabilization payment in 2015-16 and to 2014-15 revenue being reduced from revising the estimate for 2013 flood assistance and related federal revenue reported in 2013-14.

■	The decrease from budget was due mainly to lower income and other tax revenue, investment income and ATB net income, partially offset by higher federal transfers, SUCH sector donations and Climate Change and Emissions Management Fund compliance payments.

NON-RENEWABLE RESOURCE REVENUE

■	Non-renewable resource revenue was $2.8 billion, $6.2 billion lower than 2014-15 but close to the Budget 2015 estimate.

■	The decline from 2014-15 was primarily due to the sharp drop in oil prices and continued weakness in 2015-16. The West Texas Intermediate (WTI) price fell from a high of US$105 per barrel in June 2014 to the mid-$40s in 2015, and averaged about $35 for the last four months of 2015-16. Acceleration of global supply growth, from OPEC and North American production, and sluggish demand growth, due to deceleration of developing economies precipitated the slide, and prices have remained low due to continued oversupply.

■	WTI averaged US$45 per barrel, about $5 below the budget estimate and $35 lower than 2014-15. Heavy oil prices were also down. Western Canadian Select (WCS) averaged Cdn$40.86 per barrel, $5.64 less than budget and almost $30 less than 2014-15. The light-heavy differential was fairly stable during 2015-16, averaging US$13.40.

■	The US-Canadian dollar exchange rate averaged US¢76.5/Cdn$ in 2015-16, 1.5 cents lower than the Budget 2015 estimate, due mainly to the US economy’s relative strength. A lower exchange rate increases oil and natural gas royalty revenue.

■	Bitumen royalties were $324 million lower than estimated in Budget 2015 due to the lower oil prices. Crude oil royalties were up $153 million, even with lower prices, due to higher royalty rates from revisions to well productivity assumptions.

■	Natural gas prices were also weak. The Alberta Reference Price averaged Cdn$2.21 per gigajoule, $1.30 below 2014-15 and 37 cents below budget. The weakness arose from a cooler-than-normal 2015 summer, lack of supply disruptions from hurricanes, increasing US production, and a warmer-than-average winter. By-product prices track oil prices, so were down as well. Natural gas and by-product royalties decreased $496 million from 2014-15 due the lower prices, but increased by $150 million from budget due to higher production, lower royalty program costs and positive prior-years’ adjustments.

Energy Prices and Exchange Rates

Fiscal year averages, 2003-04 to 2015-16

	03-04	04-05	05-06	06-07	07-08	08-09	09-10	10-11	11-12	12-13	13-14	14-15	15-16

Oil Price (WTI US$/bbl)	31.38	45.03	59.94	64.89	82.25	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00
WCS @ Hardisty (Cdn$/bbl)	-	-	44.35	52.84	59.30	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86
Natural Gas Price (Cdn$/GJ)	5.45	6.05	8.29	5.94	5.92	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21
Exchange rate (US¢/Cdn$)	74.0	78.4	83.9	87.9	97.1	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5

EXECUTIVE SUMMARY	15

■	Crown land lease sales revenue was $203 million. The $273 million decrease from 2014-15 was due to lower prices per hectare, while the $22 million increase from budget was due to higher prices per hectare partly offset by fewer hectares being sold.

Tax Revenue

■	Total tax revenue was $20.7 billion, a decrease of $716 million from 2014-15 and $1.4 billion from the Budget 2015 estimate.

■	Personal income tax revenue was $11.4 billion, an increase of $315 million from 2014-15 due to the higher tax rates, but a decrease of $690 million from budget, due to reduced primary household incomes. This includes a positive prior years’ adjustment of $109 million (in 2014-15, it was $91 million) from higher 2014 assessments that mean reported 2013-14 and 2014-15 revenue was underestimated, elevating the base for forecasting 2015-16 revenue and requiring the adjustment.

■	Corporate income tax revenue was $4.2 billion, down $1.6 billion from 2014-15 and $550 million from budget, due to the impact of low oil prices on corporate profits and a negative adjustment for expected refund liabilities.

■	Other tax revenue was $5.2 billion, an increase of $570 million from 2014-15, but $139 million lower than budget. The increase from 2014-15 was almost entirely due to the fuel and tobacco tax rate increases, while the decrease from budget was mainly due to lower consumption.

Transfers from Government of Canada

■	Total of $7.1 billion, $1.2 billion higher than 2014-15 and $158 million higher than budget.

■	The increase from 2014-15 was mainly due to a slightly higher share of Canada’s population in 2015-16, annual growth in overall entitlements and positive prior-years’ adjustments for the Health and Social transfers, a net $353 million increase from revising 2013 flood assistance revenue reported in 2013-14, and a one-time Fiscal Stabilization payment of $251 million in 2015-16. The increase from budget was primarily from the Fiscal Stabilization payment.

Investment Income

■	Investment income was $2.5 billion, $569 million lower than 2014-15, and $276 million lower than budget. The decrease from 2014-15 reflects the strong global equity markets in 2013, which boosted income in 2013-14 and 2014-15. The decrease from budget reflects weakness in equity markets in the second half of the fiscal year.

Other Revenue

■	Other revenue was $9.3 billion.

■	The $697 million decrease from 2014-15 includes:

¿ Decreases of $217 million in ATB net income, $55 million in other premiums fees and licences primarily from ATB’s payment in lieu of taxes, $877 million in refunds of expense from revising 2013 flood assistance reported in 2013-14, and $163 million in miscellaneous revenue mainly from lower land sales and reporting a gain on the Fort McMurray land exchange in 2014-15.

¿ Increases of $116 million in gaming and liquor revenue, partly from increased liquor mark-ups, $192 million in SUCH sector sales and donations revenue, partly from changing accounting policy to include $84 million in endowment donations in revenue in 2015-16 but not restating revenue in 2014-15, $110 million in fines and penalties from the increased traffic fines, and $123 million in Climate Change and Emissions Management (CCEMF) compliance payments.

■	The $188 million increase from budget includes:

¿ Decreases of $175 million in ATB net income and $130 million in other premiums fees and licences primarily from lower timber royalties and ATB’s payment in lieu of taxes.

¿ Increases of $242 million in SUCH sector sales and donations revenue, $88 million in refunds of expense due to another revision in 2015-16 to 2013 flood assistance reported in 2013-14, and $109 million in CCEMF payments.

16	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

ECONOMIC AND TAX HIGHLIGHTS

Economic Highlights

(Calendar Year Basis)

After five years of exceptional growth, the Alberta economy contracted by an estimated 3.7% in 2015, due to the plunge in oil prices in the second half of 2014 and ongoing weakness through most of 2015. While momentum from Alberta’s economic strength in prior years supported activity in the first half of 2015, weakness spread beyond the energy sector to the broader economy as the year progressed.

The West Texas Intermediate (WTI) oil price averaged about US$49 per barrel in 2015, down from the 2014 average of US$93 per barrel, as global oversupply continued. The Western Canadian Select (WCS) price, the benchmark for oil sands heavy oil blends, averaged US$35 per barrel in 2015, down from US$74 in 2014, as the WTI-WCS differential remained stable.

Lower oil prices discouraged energy investment, especially for conventional oil and gas activity. Rigs drilling declined by over 50%, reaching depths not seen since 1992. Major oil sands projects continued, but with enhanced cost containment and slower development. Expanding bitumen production supported an 11% increase in oil exports, but low prices depressed the value of oil exports by 31%.

The slowdown in the energy sector spread to most other sectors. Manufacturing shipments fell 14%, while total exports dropped 24%. Non-energy capital investment declined 1.8%, with private sector expenditures down 6%, partly offset by a 14% public sector spending increase. Bright spots included a 3% increase in agri-food exports, expansion in food manufacturing capacity, a 4% increase in forestry product exports, and healthy leisure tourism activity, with resort occupancy rates at eight-year highs. These were aided by the weaker Canadian-US dollar exchange rate, and a solid US economy.

Alberta’s labour market was hard hit by the downturn. As activity slowed, employers reduced hours and employment. While employment grew 1.2% overall in 2015, due to early momentum from 2014, job losses occurred in the second half and the unemployment rate hit 7% in December 2015. Average weekly earnings fell for the first time in 20 years and primary household income grew just

0.3%. Net migration slowed from 80,300 in 2014, to 42,000 in 2015. Population growth was 1.8%.

The retrenchment in business investment and poor labour market deterred consumers. Almost all major categories of retail sales experienced declines. Existing home sales dropped sharply in January 2015, and were 21% lower in 2015 than 2014. While housing starts remained strong early in 2015, they weakened considerably during the year and ended up 8% lower than in 2014.

Tax Highlights

To improve sustainability of funding for programs, and effect policy changes including altering the distribution of revenue collected, the government implemented a number of changes broadening the revenue raised from taxes, continued several increases initiated by the previous government, but cancelled the planned health levy and other fee increases.

■	The single-rate personal income tax was changed to a multi-rate structure, increasing progressivity and revenue, effective January 1, 2015.

■	The general corporate income tax rate was raised from 10% to 12%, effective July 1, 2015.

■	The tobacco tax was increased by $5 per carton effective October 28, 2015, to further discourage consumption. This followed a $5 per carton increase implemented March 27, 2015.

■	The locomotive fuel tax was increased by 4 cents per litre effective November 1, 2015. This followed a 4 cents per litre increase to other fuel taxes implemented March 27, 2015.

■	Legislation was also passed to increase the Insurance Premiums Tax rate from 2% to 3% effective April 1, 2016.

To provide more benefits to lower and middle-income families, a new Alberta Child Benefit and enhancements to the existing Alberta Family Employment Tax Credit were developed. Legislation was passed to implement these effective July 1, 2016.

After these changes, Albertans still enjoy a significant tax advantage relative to other jurisdictions, with no general sales or payroll taxes, or health care premiums. If Alberta had the same tax structure as the next lowest-taxed province in 2015, Albertans and Alberta businesses would have paid $8.5 billion more in taxes.

EXECUTIVE SUMMARY	17

NET FINANCIAL AND

CAPITAL ASSETS

At March 31, 2016, Government of Alberta financial and capital assets exceeded liabilities by $48.5 billion.

This was $6.7 billion lower than March 31, 2015. A reduction of $9.2 billion in net financial assets, mainly due to a $7.1 billion increase in Capital Plan liabilities and a $2.9 billion decrease in the Contingency Account balance, is partly offset by a net $2.5 billion increase in capital / non-financial assets.

Financial Assets

$64 billion at March 31, 2016.

■	Heritage Fund. $15.2 billion book value, an increase of $209 million from March 31, 2015, from inflation-proofing of 1.4% (Alberta CPI).

■	Contingency Account. $3.6 billion, a decrease of $2.9 billion from March 31, 2015. This balance exceeds the amount determined from the final 2015-16 results by $695 million. This additional cash will be withdrawn during 2016-17, leaving the Account balance at $2.9 billion, while “Other financial assets” would be $695 million higher than what is reported at March 31, 2016.

■	Endowment and other funds. $4.1 billion, a $193 million increase from March 31, 2015, from net investment income. Includes the three endowment funds, Cancer Prevention Legacy Fund and Alberta Enterprise Corporation.

■	Self-supporting lending organizations. $20.2 billion in financial assets of Alberta Capital Finance Authority and Agriculture Financial Services Corporation. These assets more than offset the liabilities of these organizations.

■	Equity in commercial enterprises. $3.8 billion, primarily equity in Alberta Treasury Branches.

■	Student loans. $1.7 billion, a $362 million increase from March 31, 2015. $537 million in loans were provided, $139 million in loans were repaid, while loss provisions and amortization of loan relief amounted to a net $36 million.

■	Capital Plan financing account. The amount borrowed in 2015-16 exceeded net capital spending cash requirements by $1,892 million. These funds will be available for future capital plan cash requirements.

■	Other financial assets. $13.5 billion, with an additional $695 million due from the Contingency

Account based on final 2015-16 results determined after March 31, 2016. This includes financial assets of school boards, universities and colleges and the health authority, and accounts and interest receivable, natural gas royalty deposits and cash associated with future liabilities such as corporate income tax refunds.

Liabilities

$60.1 billion at March 31, 2016.

■	Liabilities for capital projects. $19 billion, a $7.1 billion increase from March 31, 2015, due to $7 billion in direct borrowing and the addition of $143 million in P3 project liabilities, less $41 million in principal repayments.

■	Debt issued to reduce the pre-1992 Teachers’ Pension Plan (TPP) liability. $944 million remains of the $1.2 billion borrowed in 2009-10 as part of the financial restructuring of the Plan.

■	Self-supporting lending organizations. $17.9 billion in liabilities of Alberta Capital Finance Authority and Agriculture Financial Services Corporation are more than offset by their $20.2 billion in financial assets.

■	Pension liabilities. $10.6 billion, a decrease of $630 million from March 31, 2015.

■	Other liabilities. $11.7 billion. Includes liabilities of school boards, universities and colleges and the health authority, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, and trade payables.

Capital / Other Non-Financial Assets

$47.3 billion at March 31, 2016.

■	$46.7 billion in capital assets include land and land improvements, buildings, computer hardware and software, equipment, provincial highways, bridges, dams and other water management infrastructure.

■	Capital assets increased by a net $2.4 billion in 2015-16, with $4.6 billion in capital investment, less $2.2 billion in amortization and disposals.

■	Other non-financial assets comprise $372 million in inventory assets and $242 million in prepaid expenses. Acquisition of inventory assets exceeded consumption by $152 million in 2015-16.

18	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Balance Sheet (millions of dollars)	At March 31
	2016 Actual	2015 Actual	Change from 2015

Financial Assets
Alberta Heritage Savings Trust Fund	15,170	14,961	209
Endowment funds:
Alberta Heritage Foundation for Medical Research	1,499	1,414	85
Alberta Heritage Science and Engineering Research	892	844	48
Alberta Heritage Scholarship	1,108	1,063	45
Other funds (Ab. Cancer Prevention Legacy / Ab. Enterprise Corporation)	593	578	15
Contingency Account	3,625	6,529	(2,904)
Self-supporting lending organizations:
Alberta Capital Finance Authority	15,584	15,062	522
Agriculture Financial Services Corporation	4,620	4,353	267
Equity in commercial enterprises	3,829	3,692	137
Student loans	1,723	1,361	362
Capital Plan financing account	1,892	-	1,892
Other financial assets (including SUCH sector)	13,490	16,220	(2,730)
Total Financial Assets	64,025	66,077	(2,052)
Liabilities
Liabilities for capital projects:
Direct borrowing	16,309	9,293	7,016
Alternative financing (P3s)	2,731	2,629	102
Debt issued to reduce pre-1992 TPP unfunded liability	944	943	1
Self-supporting lending organizations:
Alberta Capital Finance Authority	15,584	15,062	522
Agriculture Financial Services Corporation	2,357	2,239	118
Pension liabilities	10,566	11,196	(630)
Other liabilities (including SUCH sector)	11,653	11,661	(8)
Total Liabilities	60,144	53,023	7,121
Net Financial Assets (total financial assets less total liabilities)	3,881	13,054	(9,173)
Capital / Other Non-financial Assets	47,311	44,753	2,558
Deferred capital contributions	(2,650)	(2,556)	(94)
Net Assets (net financial assets + capital assets - deferred capital contributions)	48,542	55,251	(6,709)
Change in Net Assets(a)	(6,709)	1,380

(a)	a Change in Net Assets differ from the reported surplus / (deficit) numbers due to net assets adjustments (see Note 9, p. 44).

EXECUTIVE SUMMARY	19

HISTORICAL FISCAL SUMMARY, 2008-09 TO 2015-16(A)

(millions of dollars)

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
Income Statement									Actual
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	2,665	3,574
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	7,337	5,731
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,358
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,500
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	19,996
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752
14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,796
16	Debt servicing costs	208	214	472	509	530	601	722	776
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	48,942
19	Surplus / (Deficit) - less risk adjustment beginning 2016-17	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)
Capital Plan(b)		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558

Balance Sheet (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	41,138
23	Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)
24	Pre-1992 Teachers’ Pension Plan debt	-	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(943)	(944)
25	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)
26	Other liabilities	(19,770)	(21,523)	(23,530)	(24,229)	(25,148)	(28,716)	(28,962)	(29,594)
27	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,881
28	Capital / non-fin. assets - less def. contributions beginning 2012-13	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,661
29	Net Assets (c)	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542

(a)	Numbers are not strictly comparable due to numerous accounting policy changes over time. Examples include reporting certain items (transfers through the tax system, crude oil marketing and transportation costs, allowance for corporate income tax doubtful accounts) as expense, instead of netting the amounts from related revenue, increasing both revenue and expense, but not impacting the surplus / (deficit). 2015-16 revenue includes $84 million in donations to post-secondary and health authority endowments; in prior years donations were not included in revenue but rather were reported as “adjustments to net assets.”

(b)	Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

(c)	The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

20	GOVERNMENT OF ALBERTA 2015–2016 ANNUAL REPORT

¢ CONSOLIDATED FINANCIAL STATEMENTS

21

BLANK PAGE

22

CONSOLIDATED FINANCIAL STATEMENTS

OF THE PROVINCE OF ALBERTA

CONSOLIDATED FINANCIAL STATEMENTS	23

MANAGEMENT’S RESPONSIBILITY

FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are prepared by the Controller under the general direction of the Deputy Minister of Treasury Board and Finance as authorized by the President of Treasury Board and Minister of Finance pursuant to the Financial Administration Act. The consolidated financial statements are prepared in accordance with Canadian public sector accounting standards, and of necessity include some amounts that are based on estimates and judgments. As required by the Fiscal Planning and Transparency Act, the consolidated financial statements are included in the consolidated annual report of the Government of Alberta that forms part of the Public Accounts.

To fulfill its accounting and reporting responsibilities, management maintains systems of financial management and internal control which give consideration to costs, benefits and risks, and which are designed to:

■	Provide reasonable assurance that transactions are properly authorized, executed in accordance with prescribed legislation and regulations, and properly recorded so as to maintain accountability for public money, and
■	Safeguard the assets and properties of the Province of Alberta under government administration.

Under the Financial Administration Act, deputy heads are responsible for the collection of revenue payable to the Crown, and for making and controlling disbursements with respect to their departments. They are also responsible for prescribing the accounting systems to be used in their departments. In order to meet government accounting and reporting requirements, the Controller obtains information relating to departments, regulated funds, provincial agencies, Crown-controlled corporations, schools, universities, colleges, technical institutes, Alberta Health Services and other health entities from ministries as necessary.

The consolidated financial statements are reviewed by the Provincial Audit Committee established under the Auditor General Act. The Provincial Audit Committee advises the Lieutenant Governor in Council on the scope and results of the Auditor General’s audit of the consolidated financial statements of the Province.

The Auditor General of Alberta provides an independent opinion on the consolidated financial statements. The duties of the Auditor General in that respect are contained in the Auditor General Act.

Annually, the consolidated annual report is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

Approved by:

Lorna Rosen, CPA, CMA, MBA
Deputy Minister of Treasury Board and Finance

Darwin Bozek, CPA, CGA
Controller

Edmonton, Alberta
June 22, 2016

24	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

INDEPENDENT AUDITOR’S REPORT To the Members of the Legislative Assembly Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of the Province of Alberta, which comprise the consolidated statement of financial position as at March 31, 2016, and the consolidated statements of operations, change in net financial assets and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Province of Alberta as at March 31, 2016, and the results of its operations, its changes in net financial assets and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

[Original signed by Merwan N. Saher, FCPA, FCA]

Auditor General

June 22, 2016

Edmonton, Alberta

CONSOLIDATED FINANCIAL STATEMENTS	25

CONSOLIDATED FINANCIAL STATEMENT

Year Ended March 31
	2016		2015
	Budget Note 1(b)	Actual	Actual
	(In millions)
Revenues (Schedule 1)
Income taxes	$16,792	$ 15,552	$ 16,838
Other taxes	5,307	5,168	4,598
Non-renewable resource revenue	2,768	2,789	8,948
Transfers from Government of Canada	6,984	7,142	5,982
Net income from government business enterprises (Schedule 6)	2,736	2,570	2,665
Net investment income	2,820	2,544	3,113
Premiums, fees and licences	3,687	3,574	3,564
Other	2,694	3,161	3,773
	43,788	42,500	49,481
Expenses by function (Schedules 2 and 3)
Health	19,702	19,996	19,366
Education	13,495	13,673	13,103
Social services	4,814	4,752	4,548
Agriculture, resource management and economic development	3,023	2,364	2,236
General government	2,184	2,161	2,289
Protection of persons and property	2,033	2,040	1,792
Transportation, communications and utilities	1,303	1,271	1,419
Regional planning and development	1,441	1,432	2,152
Recreation and culture	346	378	347
Environment	358	293	276
Housing	153	278	269
Debt servicing costs	778	776	728
Pension recovery (Schedule 10)	31	(630)	(404)
2013 Alberta flood	245	158	245
	49,906	48,942	48,366
Annual surplus (deficit)	(6,118)	(6,442)	1,115

Net assets at beginning of year – as previously reported	55,251	55,251	53,871
Adjustments to net assets (Note 9)	-	(267)	265
Net assets at end of year	$49,133	$ 48,542	$ 55,251

The accompanying notes and schedules are part of these consolidated financial statements.

26	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

CONSOLIDATED STATEMENT

OF FINANCIAL POSITION

As at March 31
	2016	2015
	(In millions)
Financial assets
Cash and cash equivalents (Schedule 4)	$ 5,693	$ 7,863
Accounts and accrued interest receivable	4,259	4,405
Portfolio investments (Schedule 5)
Operating	30,081	30,708
Endowments (Note 8)	2,091	2,004
Equity in government business enterprises (Schedule 6)	3,829	3,692
Loans and advances (Schedule 7)	18,023	17,217
Inventories for resale	49	188
	64,025	66,077
Liabilities
Accounts and accrued interest payable	11,936	12,057
Unmatured debt (Schedule 8)	19,463	12,353
Debt of Alberta Capital Finance Authority (Schedule 9)	15,243	14,585
Pension liabilities (Schedule 10)	10,566	11,196
Unspent deferred capital contributions (Schedule 11)	205	203
Liabilities under public private partnerships (Schedule 12)	2,731	2,629
	60,144	53,023
Net financial assets	3,881	13,054

Non-financial assets
Tangible capital assets (Schedule 13)	46,697	44,287
Inventories of supplies	372	220
Prepaid expenses	242	246
	47,311	44,753
Net assets before spent deferred capital contributions	51,192	57,807

Spent deferred capital contributions (Schedule 11)	2,650	2,556
Net assets	$ 48,542	$ 55,251

Contractual obligations and contingent liabilities (Notes 5 and 6)

The accompanying notes and schedules are part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	27

CONSOLIDATED STATEMENT OF

CHANGE IN NET FINANCIAL ASSETS

Year Ended March 31
	2016		2015
	Budget Note 1(b)	Actual	Actual

		(In millions)

Annual surplus (deficit)	$(6,118)	$(6,442)	$ 1,115
Acquisition of tangible capital assets	(5,888)	(4,434)	(3,464)
Additions to public private partnerships, capital leases and donated capital assets	-	(230)	(288)
Amortization of tangible capital assets	2,261	2,215	2,211
Net (gain) loss on disposal and write-down of tangible capital assets	-	(4)	32
Proceeds on sale of tangible capital assets	-	43	57
Change in inventories of supplies	(6)	(152)	(50)
Net increase in spent deferred capital contributions	89	94	163
Decrease (increase) in prepaid expenses	-	4	(26)
Change in accumulated unrealized gains (losses) (Schedule 6)	-	(11)	103
Correction of prior year error (Note 9)	-	(237)	-
Increase in endowments (Note 9)	-	-	173
Other (Note 9)	-	(19)	(4)
Increase (decrease) in net financial assets	(9,662)	(9,173)	22
Net financial assets at beginning of year	13,054	13,054	13,032
Net financial assets at end of year	$3,392	$3,881	$ 13,054

The accompanying notes and schedules are part of these consolidated financial statements.

28	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

CONSOLIDATED STATEMENT

OF CASH FLOWS

Year Ended March 31
	2016	2015
	(In millions)
Operating transactions
Annual surplus (deficit)	$(6,442)	$1,115
Non-cash items
Amortization of tangible capital assets	2,215	2,211
Consumption of inventory of supplies	895	865
Deferred capital contributions recognized as revenue	(172)	(155)
Pension recovery	(630)	(404)
Net income from government business enterprises	(2,570)	(2,665)
Other non-cash items included in annual surplus (deficit)	(342)	(372)
	(7,046)	595

(Increase) decrease in accounts and accrued interest receivable, inventory for resale and prepaids	(758)	1,141
(Decrease) in accounts and accrued interest payable	(121)	(574)
Distribution from government business enterprises	2,422	2,262
Other	-	7
Cash (used) provided by operating transactions	(5,503)	3,431

Capital transactions
Acquisition of tangible capital assets	(4,434)	(3,464)
Proceeds on sale of tangible capital assets	43	57
Cash used by capital transactions	(4,391)	(3,407)

Investing transactions
Purchases of portfolio investments	(15,546)	(16,299)
Disposals of portfolio investments	16,185	14,678
Loans and advances made	(2,567)	(2,650)
Repayment of loans and advances	1,721	1,512
Cash (used) by investing transactions	(207)	(2,759)

Financing transactions
Debt retirements	(24,270)	(15,903)
Debt issues	32,022	19,453
Restricted capital contributions	232	298
Repayment of liabilities under capital leases and public private partnerships	(42)	(39)
Other	(11)	61
Cash provided by financing transactions	7,931	3,870
(Decrease) increase in cash and cash equivalents	(2,170)	1,135
Cash and cash equivalents at beginning of year	7,863	6,728
Cash and cash equivalents at end of year	$5,693	$7,863

The accompanying notes and schedules are part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Note 1	Summary of Significant Accounting Policies and Reporting Practices

These consolidated financial statements are prepared in accordance with Canadian public sector accounting standards.

(a)	Reporting Entity

The financial statements of the Province of Alberta are a consolidation of ministry financial statements, which includes financial statements of departments, regulated funds, government organizations and government business enterprises.

The consolidated financial statements include the accounts of all organizations that are controlled by the Province, listed in Schedule 14.

(b)	Method of Consolidation

The accounts of government sector entities, except those designated as government business enterprises, are consolidated using the line-by-line method. Under this method, accounting policies of the consolidated entities are adjusted to conform to government accounting policies and the results of each line item in their financial statements (revenue, expense, assets and liabilities) are included in the government’s results. Revenue, expense, capital, investing and financing transactions, as well as related asset and liability balances between consolidated entities have been eliminated.

Public sector accounting standards require that financial statements contain a comparison of the actual and budgeted results for the year. The government’s fiscal plan is prepared in accordance with the Fiscal Planning and Transparency Act consistent with the scope and accounting policies used in the province’s consolidated financial statements. The Consolidated Fiscal Plan documents, which describe the Province’s budget for the 2016 fiscal year, were tabled in the Legislature on October 27, 2015.

Schools, colleges, technical institutes, some government business enterprises and some government organizations have year ends that are other than March 31. The significant transactions of these organizations that have occurred during the period between their year ends and the Province’s year end of March 31, 2016, have been recorded in these financial statements. Organizations that the Province controls for reporting purposes through its consolidated organizations, but that do not meet the materiality threshold of $6 million in assets, liabilities, revenues or expenses after eliminating inter-entity transactions and balances, are not consolidated in these financial statements. These organizations are reviewed annually to determine if they meet the materiality threshold and after two years of exceeding the threshold will be considered for consolidation.

The accounts of provincial agencies designated as government business enterprises, such as ATB Financial (see Schedule 6), are accounted for on the modified equity basis, with the equity being computed in accordance with the International Financial Reporting Standards. Under the modified equity method, the accounting policies of government business enterprises are not adjusted to conform to those of the government sector entities. Inter-sector revenue and expense transactions and related asset and liability balances are not eliminated.

30	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Note 1	continued

(c)	Change in Accounting Policy

Endowment Contributions and Reinvested Income

Effective April 1, 2015, endowment contributions, matching contributions and associated investment income allocated for preservation of endowment capital purchasing power are included in other revenue in the Consolidated Statement of Operations and Schedule 1 in the period in which they are received. In prior years, such transactions were recognized as a direct increase to endowments, not through the Statement of Operations, in the period they were received. This change in accounting policy is applied prospectively. Endowment fund assets are reported on a separate line in the Consolidated Statement of Financial Position.

(d)	Future Changes in Accounting Policy PS 3450

Financial Instruments

Items within the scope of the financial instruments section are assigned to one of two measurement categories: fair value, or cost or amortized cost. Fair value measurement will apply to derivatives and portfolio investments in equity instruments that are quoted in an active market. Also, when groups of financial assets and financial liabilities are managed on a fair value basis they may be reported on that basis. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized, gains and losses arising due to fair value remeasurement will be reported in the Statement of Remeasurement Gains and Losses.

The Province, including all government components except for some regulated funds that manage their investments on a fair value basis, have not yet adopted this standard. The effective date of this standard has been deferred to April 1, 2019. Adoption of this standard requires corresponding adoption of PS 2601 Foreign Currency Translation, PS 1201 Financial Statement Presentation, and PS 3041 Portfolio Investments in the same fiscal period. The Province is currently assessing the impact of these standards on the financial statements.

Other New Standards

In June 2015, PSAB issued the following accounting standards; Assets (PS 3210), Contingent Assets (PS 3320), Contractual Rights (PS 3380) and Restructuring Transactions (PS 3430). All these standards have an effective date of April 1, 2017 except for Restructuring Transactions (PS3430) with an effective date of April 1, 2018. The Province is currently assessing the impact of these standards on the financial statements.

(e)	Basis of Financial Reporting

Revenues

All revenues are reported on the accrual basis of accounting. Cash received for which goods or services have not been provided by year end is recorded as unearned revenue and recorded in accounts and accrued interest payable.

Corporate income tax revenue is recognized when installments are received from taxpayer corporations. Corporate income tax refunds payable are accrued based on the prior year’s corporate income tax refunds paid on assessments. Corporate income tax receipts from corporations in anticipation of an upward reassessment of Alberta income tax payable are described as corporate income tax receipts in abeyance and recorded as accounts and accrued interest payable.

CONSOLIDATED FINANCIAL STATEMENTS	31

Note 1	continued

The Province calculates an allowance for corporate income taxes based on the difference between the actual corporate income tax receivable and the estimate of the collectability. Corporate income tax receivable is presented net of this allowance. The change in allowance provision is an expense.

Personal income tax is recognized on an accrual basis based on an economic estimate of the various components of personal income tax for the fiscal year. Gross personal income tax growth for the taxation year is a key component of the estimate for the fiscal year.

The provincial tax system is predicated on self-assessment where taxpayers are expected to understand the tax laws and comply with them. This has an impact on the completeness of tax revenues when taxpayers fail to comply with tax laws, for example, if they do not report all of their income. The Province has implemented systems and controls in order to detect and correct situations where taxpayers are not complying with the various Acts it administers. These systems and controls include performing audits of taxpayer records when determined necessary. However, such procedures cannot identify all sources of unreported income or other cases of non-compliance with tax laws. The Province does not estimate the amount of unreported tax.

Non-renewable resource revenue is reported based on royalties on oil and gas produced during the year.

The provincial royalty system is predicated on self-reporting where the petroleum and natural gas industry is expected to understand the relevant energy legislation (statutes and regulations) and comply with them. This has an impact on the completeness of revenue when the petroleum and natural gas industry does not fully meet the legislative requirements, for example, by reporting inaccurate or incomplete production data. The Province has implemented systems and controls in order to detect and correct situations where the petroleum and natural gas industry has not complied with the various Acts and regulations the Province administers. These systems and controls, based on areas of highest risk, include performing audits of the petroleum and natural gas industry records when determined necessary. The Province does not estimate the effect of misreported revenue. Any impacts on revenue of refiling by industry are recognized in the year of refiling.

Transfers from the Government of Canada for capital purposes and donated assets are recorded as deferred capital contributions and recognized as revenue over the useful life of the tangible capital assets based on relevant stipulations of the transfer taken together with the actions and communications of the Province. All other transfers, without stipulations for their use, are recognised as revenue when authorized and eligibility criteria (if any) are met.

Endowment contributions, matching contributions, and associated investment income allocated for preservation of endowment capital purchasing power are recorded as other revenue in the Consolidated Statement of Operations in the period in which they are received.

Expenses

Expenses represent the cost of resources consumed during the year on government operations. Expenses include amortization of acquired tangible capital assets and expenses incurred in accordance with the terms of approved grant programs. Grants are recognized as expenses when authorized, eligibility criteria, if any, are met and a reasonable estimate of the amounts can be made.

Pension expenses comprise the cost of pension benefits earned by employees during the year, interest on the Province’s share of the unfunded pension liabilities, and the amortization over the expected average remaining service life of employees of deferred adjustments arising from experience gains and losses and changes in actuarial assumptions. Schedule 10 provides additional information on the components of pension expenses and liabilities.

32	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Note 1	continued

In the Consolidated Statement of Operations, pension costs of government sector entities which are funded are included in expenses by function and costs which have not been funded are recorded as pension provisions.

Costs arising from obligations under guarantees and indemnities are recorded as expenses when management determines that the Province will likely be called upon to make payment. The expense represents management’s best estimate of future payments less recoveries.

The estimated increase or decrease for the year in accrued employee vacation entitlements is recorded in the appropriate expense function.

Financial Assets

Financial assets are the government’s financial claims on external organizations and individuals, and inventories for resale at the year end.

Cash includes deposits in banks and cash in transit. Cash equivalents include directly held interest bearing securities with terms to maturity of primarily less than three months.

Portfolio investments authorized by legislation to provide income for the long term or for other special purposes are recorded at cost. Cost includes the amortization of a discount or premium using the straight line method over the life of the investments. Realized gains and losses on disposal of these investments are included in calculating the net operating results for the year. If an investment loses value that is other than a temporary decline, its recorded value is reduced to reflect the loss. The reduced value is deemed to be the new cost.

Endowments are included in financial assets in the Consolidated Statement of Financial Position. Donors have placed restrictions on their contribution to the endowment funds, for example capital preservation.

Loans are recorded at cost less any discounts and allowance for credit loss.

Inventories for resale representing the Province’s share of royalty oil in feeder and trunk pipelines are recorded at the lower of cost or net realizable value. Other inventories for resale are valued at the lower of cost, determined on a first-in, first-out basis, and estimated net realizable value.

Liabilities

Liabilities represent present obligations of the government to external organizations and individuals arising from transactions or events occurring before the year end. They are recorded when there is an appropriate basis of measurement and management can reasonably estimate the amount.

The value of pension liabilities and associated changes during the year are based on an actuarial extrapolation of the most recent actuarial valuation. This valuation technique uses the projected benefit method pro-rated on service, and management’s best estimate as at the extrapolation date of various economic and non-economic assumptions. Where the Province is a participating employer in the plan, experience gains and losses to the extent of the Province’s employer share are amortized over the estimated average remaining service life of employees. Where the Province has a liability for pre-1992 pension obligations experience gains or losses are recognized in the year incurred.

Debentures included in unmatured debt are recorded at their face amount less unamortized discount, which includes issue expenses and hedging costs.

Income or expense on interest rate swaps used to manage interest rate exposure is recorded as an adjustment to debt servicing costs.

CONSOLIDATED FINANCIAL STATEMENTS	33

Note 1	continued

Liabilities also include:

■	All financial claims payable by the Province at the year end,

■	Contingent liabilities where future liabilities are likely,

■	Estimates of the Province’s liabilities for contaminated sites,

■	Accrued employee vacation entitlements,

■	Asset retirement obligations of the schools, universities, colleges and hospitals (SUCH) and

■	Spent deferred capital contributions which are excluded from net financial assets.

Non-financial Assets

Non-financial assets are limited to tangible capital assets, inventories of supplies and prepaid expenses.

Tangible capital assets of government business enterprises are included in the Consolidated Statement of Financial Position within equity in government business enterprises. Tangible capital assets acquired by right, such as Crown lands, forests, water and mineral resources, are not included on the Consolidated Statement of Financial Position. Post-secondary institutions and certain departments have collections consisting of historical artifacts and provincial, national and international works of art. The value of these collections is not recognized in these financial statements.

Tangible capital assets are valued at cost less accumulated amortization. Amortization is provided on a straight-line basis over the periods expected to benefit from their use (see Schedule 13). The annual amortization costs are allocated to the functions of the government that employ those assets and are reported on the Consolidated Statement of Operations.

Inventories of supplies are valued at the lower of cost, determined on a first-in, first-out basis, and replacement cost.

Prepaid expenses are recorded at cost and amortized based on the terms of the agreement.

Derivative Contracts

Income and expense from derivative contracts are recorded as investment income or debt servicing costs. Certain derivative contracts, which are primarily interest rate swaps reported as interest rate derivatives for which there is an underlying matching asset and liability, are recorded at cost plus accrued interest. Gains and losses from these derivatives are recognized in the same period as the gains and losses of the underlying assets and liabilities.

Other derivative contracts without an underlying matching asset and liability, which are primarily bond index swaps reported as interest rate derivatives, equity index swaps and equity index futures reported as equity replication derivatives, and forward foreign exchange contracts reported as foreign currency derivatives, are recognized at fair value (see Note 4) in portfolio investments and net investment income.

The estimated amounts receivable and payable from derivative contracts are included in accrued interest receivable and payable respectively.

Foreign Currency

Assets and liabilities denominated in foreign currency are translated at the year end exchange rate.

Foreign currency transactions are translated into Canadian dollars using the average exchange rate for the day, except for hedged foreign currency transactions which are translated at exchange rates established by the terms of the forward exchange contracts.

34	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Note 1	continued

Exchange gains and losses that arise on translation of fixed term foreign currency denominated monetary items are deferred and amortized over the life of the contract.

Amortization of deferred exchange gains and losses and other exchange differences on unhedged transactions are included in the determination of the net operating results for the year.

Public Private Partnerships

A public private partnership (P3) is a legally-binding contract between the Province and one or more public/private/not-for-profit partners for the provision of assets and the delivery of services that allocates responsibilities and business risks among various partners.

The Province accounts for P3 projects in accordance with the substance of the underlying agreements. These agreements are accounted for the same way as capital leases as follows:

■	The capital asset is valued at the total of progress payments made during construction and net present value of the future payments, discounted using the Government of Alberta’s estimated borrowing rate for long term debt at the time of signing the P3 agreement.

■	The liability is valued at the net present value of the future payments, discounted using the Government of Alberta’s borrowing rate for long term debt at the time of signing the P3 agreement.

■	During construction, the capital asset (classified as work-in-progress) and the corresponding liability are recorded based on the estimated percentage complete or the term of the agreement.

■	Amortization on a straight-line basis over the estimated useful life commences when the asset is put into service.

Measurement Uncertainty

Estimates are used in accruing revenues, expenses, assets and liabilities in circumstances where the actual results are unknown at the time the financial statements are prepared. Uncertainty in the determination of the amount at which an item is recognized in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount, as there is whenever estimates are used.

Measurement uncertainty that is material to these financial statements exists in the accrual of personal and corporate income taxes; royalties derived from non-renewable resources; health transfers; private investments, inflation sensitive and alternative investments; pension liabilities; estimated useful life of long lived tangible capital assets and the accounting for the North West Redwater Partnership and the Energy East Pipeline project.

Personal income tax revenue of $11,357 million (2015: $11,042 million), (see Schedule 1), is subject to measurement uncertainty due primarily to the use of economic estimates of personal income growth. Personal income growth is inherently difficult to estimate due to subsequent revisions to personal income data. The estimate of personal household income growth used in determining personal income tax is 0.5% for 2015 calendar year (2014: 6.4%) and negative 1.2% for 2016 calendar year (2015: 2.6%). Based on historical data, there is an uncertainty of plus or minus $560 million (2015: $557 million) in the personal income tax revenue estimate.

Corporate income tax revenue of $4,143 million (2015: $5,562 million), (see Schedule 1), and corporate income tax refund payable of $973 million (2015: $553 million) is subject to measurement uncertainty due primarily to the timing differences between tax installments collected and future tax assessments, along with the estimate for allowance for doubtful accounts.

CONSOLIDATED FINANCIAL STATEMENTS	35

Note 1	continued

Natural gas and by-products royalty of $493 million (2015: $989 million), crude oil royalty of $689 million (2015: $2,245 million) and bitumen royalty of $1,223 million (2015: $5,049 million), see (Schedule 1), are subject to measurement uncertainty. Natural gas and by-products royalty is calculated based on allowable costs incurred by the royalty payers and production volumes that are reported to the Province by royalty payers. These costs and volumes could vary significantly from that initially reported. The Province estimates what the costs, volumes and royalty rates for the fiscal year should be based on statistical analysis of industry data. For projects from which bitumen royalty is paid and the project has reached payout, the royalty rate used to determine the royalties is based on the average price of West Texas Intermediate crude oil in Canadian dollars for the calendar year. Royalty rates will start at 25% of net profits when oil is priced at fifty five dollars per barrel or less, and increase to a maximum of 40% of net profits when oil is priced at one hundred and twenty dollars or more. Payout is defined at the first date at which the cumulative revenue of a project first equals the cumulative cost of the project.

The Province, through its agent Alberta Petroleum Marketing Commission (APMC), is party to the North West Redwater Partnership and the Energy East Pipeline Projects. The Province has used judgement to estimate net present value of the processing agreement with the North West Redwater Partnership, as well as to estimate the monthly toll commitments as disclosed in Schedule 6 to the financial statements.

The Canada Health Transfers are determined on an equal per capita cash basis whereas the previous transfers were determined on an equal per capita basis, and included both cash and tax point transfers. Measurement uncertainty for the Canada Health Transfer relates to the tax transfer component for 2013-14 which has not been finalized. As the value of income tax points (personal and corporate) transferred historically is finalized, it is used to adjust the entitlements of open prior years. Accordingly, these amounts are estimated and could change by a material amount.

The fair value of private equities, inflation sensitive and alternative investments of $9,009 million (2015: $8,168 million), (see Schedule 5), are subject to measurement uncertainty as the fair value may differ significantly from the values that would have been used had a ready market for these investments existed.

Pension liabilities of $10,566 million (2015: $11,196 million), (see Schedule 10), are subject to measurement uncertainty because a plan’s actual experience may differ significantly from assumptions used in the calculation of the plan’s accrued benefits.

Some of the government organizations have year ends that are other than March 31. The accounts of these organizations are consolidated based on the results of their latest financial year end. Estimation of transactions for the period between their year ends and March 31 is therefore subject to measurement uncertainty.

While best estimates have been used for reporting items subject to measurement uncertainty, management considers that it is possible, based on existing knowledge, that changes in future conditions in the near term could require a material change in the recognized amounts. Near term is defined as a period of time not to exceed one year from the date of the financial statements.

Segment Disclosure

Sector information is reported in Schedules 1, 2, 3 and 6 and is based on accountability, budgetary practices and governance relationships within the reporting entity. Additional information is provided in ministry and other entity annual reports.

36	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Note 2	Valuation of Financial Assets and Liabilities

Fair value is the amount of consideration agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Due to their short term nature, the fair values of cash and cash equivalents, accounts and accrued interest receivable and accounts and accrued interest payable are estimated to approximate their carrying value.

The methods used to determine the fair values of portfolio investments are explained in the following paragraphs:

■	Public fixed-income securities and equities are valued at the year-end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company.

■	Mortgages and certain non-public provincial debentures are valued at the net present value of future cash flows. These cash flows are discounted using appropriate interest rate premiums over similar Government of Canada benchmark bonds trading in the market.

■	The fair value of alternative investments including absolute return strategy investments, investments in limited partnerships, private investment funds, private equities and securities with limited marketability is estimated using methods such as cost, discounted cash flows, earnings multiples, prevailing market values for instruments with similar characteristics and other pricing models as appropriate.

■	Real estate investments are reported at their most recent appraised value, net of any liabilities against the real property. Real estate properties are appraised annually by qualified external real estate appraisers using methods such as replacement cost, discounted cash flows, earnings multiples, prevailing market values for properties with similar characteristics and other pricing models as appropriate.

■	Because quoted market prices are not readily available for private and alternative investments and private real estate, estimated fair values may not reflect amounts that could be realized upon immediate sale, or amounts that may ultimately be realized. Accordingly, estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments.

The fair value of loans and advances made under the authority of the Alberta Capital Finance Authority Act is based on the net present value of future cash flows discounted using the Alberta Capital Finance Authority’s (the Authority) current cost of borrowing. Fair values of other loans and advances, including those made under the authority of the Agriculture Financial Services Act, are not reported due to there being no organized financial market for the instruments and it is not practicable within constraints of timeliness or cost to estimate the fair values with sufficient reliability. The fair value of unmatured debt and debt held by the Authority is an approximation of its fair value to the holder.

The fair value of derivative contracts relating to portfolio investments is disclosed in Note 4. The estimated amount receivable or payable from derivative contracts at the reporting date is determined by the following methods:

■

Equity and bond index swaps are valued based on changes in the appropriate market based index net of accrued floating rate interest. Forward foreign exchange contracts and equity index and interest rate futures contracts are valued based on quoted market prices. Interest rate swaps and cross-currency interest rate swaps are valued based on discounted cash flows using current market yields and exchange rates. Options to enter into interest rate swap contracts are valued based on discounted cash flows using current market yields and volatility parameters which measure change in the underlying swap. Credit default swaps are valued based on discounted

CONSOLIDATED FINANCIAL STATEMENTS	37

Note 2	continued

cash flows using current market yields and calculated default probabilities. Warrants and rights are valued at the year end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company.

At the year end, the fair value of investments and any other assets and liabilities denominated in a foreign currency are translated to Canadian dollars at the year end exchange rate.

Note 3	Financial Risk Management

(a)	Asset Management

The investments that the Province holds are exposed to credit risk and market risk. Market risk is comprised of currency exchange risk, interest rate risk and price risk. In order to earn the best possible return at an acceptable level of risk, the Province has established policies for the asset mix of its investment portfolios.

The Province reduces its investment risk by holding many different types of assets, investing in securities from various governments and companies in different industries and countries, having quality constraints on fixed income instruments, and restricting amounts exposed to countries designated as emerging markets. The use of derivatives is controlled (see Note 4).

Some of the Province’s investments are in the Alberta Heritage Savings Trust Fund (Heritage Fund), which also includes money allocated to the Heritage Fund under the Access to the Future Act. The objective is to invest in a diversified portfolio to maximize long-term returns at an acceptable level of risk.

Investments in the Alberta Heritage Foundation for Medical Research Endowment Fund, the Alberta Heritage Science and Engineering Research Endowment Fund, the Alberta Heritage Scholarship Fund and the Alberta Cancer Prevention Legacy Fund are managed to provide an annual level of income to intermediary boards responsible for making grants to researchers in the fields of medicine, science and engineering, and to selected students.

Other investments are used to repay debt as it matures, to provide funding for the capital plan, and to help protect operating and capital spending from short-term declines in revenue and the costs of emergencies, disasters, and settlements with First Nations.

(b)	Liability Management

The objective of the Province’s liability management program is to achieve the lowest cost on debt within an acceptable degree of variability of debt servicing costs. In order to achieve this objective, the Province manages four risks: interest rate risk, currency exchange risk, credit risk and refinancing risk. The Province manages these four risks within approved policy guidelines. The management of these risks and the policy guidelines apply to the Province’s unmatured debt, excluding debt raised to fund requirements of provincial corporations. The debt of provincial corporations is managed separately.

The Province has decided that the most effective liability risk management strategy is to allow existing debt instruments to mature in accordance to their terms (see Schedule 8).

38	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Note 4	Derivative Contracts and Related Credit Risk

A derivative is a financial contract with the following three characteristics:

■	Its value changes in response to the change in a specified interest rate, equity index price, foreign exchange rate or credit rating,

■	It requires no initial net investment or the initial investment is smaller than required for exposure to a similar investment market, and

■	It is settled in the future.

The Province uses various types of derivative contracts held indirectly through pooled investment funds or directly held by Alberta Capital Finance Authority to gain access to equity markets and enhance returns or to manage exposure to interest rate risk, currency exchange risk and credit risk. The notional value of a derivative represents the amount to which a rate or price is applied in order to calculate the exchange of cash flows with a counter-party.

Interest rate derivatives allow the Province to exchange interest rate cash flows (fixed, floating and bond index) based on a notional amount. Interest rate derivatives primarily include interest rate swaps, cross currency interest rate swaps, bond index swaps, futures contracts and options.

Equity replication derivatives allow for the Province to receive or pay cash based on the performance of a specified market-based equity index, security or basket of equity securities applied to a notional amount. Equity derivatives primarily include equity index swaps, futures contracts and rights, warrants and options.

Foreign currency derivatives include contractual agreements to exchange specified currencies at an agreed upon exchange rate and on an agreed settlement date in the future.

Credit risk derivatives include credit default swaps allowing the Province to buy and sell protection on credit risk inherent in a bond. A premium is paid or received, based on a notional amount, in exchange for a contingent payment should a defined credit event occur with respect to the underlying security.

The following is a summary of the fair values of the Province’s derivative contracts by type:

	2016 Fair Value (a) (b) (c) (d)	2015 Fair Value (a) (b) (c) (d)
	(In millions)

Interest rate derivatives	$(1,046)	$(637)
Equity replication derivatives	124	10
Foreign currency derivatives	254	(119)
Credit risk derivatives	3	6
Derivatives-related payables, net	(665)	(740)
Deposits in futures contracts margin accounts	60	63
Deposits as collateral for derivative contracts	8	93
Net derivative-related investments	$(597)	$(584)

(a)    Current credit exposure is represented by the current replacement cost of all outstanding contracts in a favourable position  (positive fair value).The Province attempts to limit its credit exposure by dealing with counter-parties believed to have good credit  standing (A+ or greater).

CONSOLIDATED FINANCIAL STATEMENTS	39

Note 4	continued

(b)	Includes interest rate derivatives of Alberta Capital Finance Authority with a net fair value of $(945) million (2015: $(598) million), of which 3% will mature in under one year, 17% in one to three years and 80% in over three years.

(c)	The method of determining the fair value of derivative contracts is described in Note 2.

(d)	The derivatives of government business enterprises are disclosed in schedule 6.

Note 5	Contractual Obligations and Commitments

Contractual obligations represent a legal obligation of the Province to others as a result of a contract.

	2016	2015 Restated
	(In millions)
Obligations under operating leases, contracts and programs	$ 16,863	$17,951
Obligations under capital leases
Operations and maintenance payments	3,773	3,846
Capital payments	129	367
	$ 20,765	$22,164

Estimated payment requirements for each of the next five years and thereafter are as follows:

Obligations Under Operating Leases, Contracts and Programs

(In millions)
2016-17	$7,242
2017-18	3,124
2018-19	2,149
2019-20	1,340
2020-21	1,295
Thereafter	1,713

$16,863

Major commitments included in the above figures are commitments for capital construction contracts for health and education facilities, highways and the Municipal Sustainability Initiative, which is an agreement that began in 2007-08 between the Province and Alberta municipalities for capital and operating purposes and is subject to the annual appropriation of the Legislature.

Operations and Maintenance Payments

(In millions)
2016-17	$195
2017-18	131
2018-19	92
2019-20	87
2020-21	90
Thereafter	3,177

$3,773

40	GOVERNMENT OF ALBERTA 2015–2016 ANNUAL REPORT

Note 5	continued

Capital Payments

(In millions)
2016-17	$2
2017-18	4
2018-19	4
2019-20	4
2020-21	5
Thereafter	110

129
Less net present value of interest	(51)

Total liabilities	$78

The government has various commitments relating to the devolution of services or disposition of assets to the private sector. Those commitments include the performance of duties and obligations if the private sector organization fails to meet them.

The Province has outstanding approved undisbursed loan commitments of $208 million (2015: $170 million).

Note 6	Contingent Liabilities

Set out below are details of contingent liabilities resulting from guarantees, indemnities and litigation, other than those reported as liabilities. Any losses arising from the settlement of contingent liabilities are treated as current year expenses.

(a)	Guarantees

Guarantees amounting to $82 million (2015: $68 million) are detailed below:

	2016	2015	Expiry Date
	(In millions)

Feeder Associations Guarantee Act	$ 55	$ 55	Ongoing
Agriculture Financial Services Act	27	13	Variable
	$ 82	$ 68

Authorized loan guarantee limits are shown below where applicable. Where authorized loan guarantee limits are not noted, the authorized limits decline as guaranteed or indemnified loans are repaid.

Guarantee programs under the following Acts are ongoing:

■	Feeder Associations Guarantee Act (authorized guarantee limit set by Order in Council is $55 million),

■	Agriculture Financial Services Act.

The lender takes appropriate security prior to issuing to the borrower a loan, which is guaranteed by the Province. The security taken depends on the nature of the loan. Interest rates are negotiated with the lender by the borrower.

CONSOLIDATED FINANCIAL STATEMENTS	41

Note 6	continued

Included in the guarantees issued under the Agriculture Financial Services Act is $8.75 million guaranteed under the Alberta Flood Recovery Loan Guarantee Program (AFRLGP), which was established to assist Alberta businesses directly impacted by the June 2013 flood in Southern Alberta. Under the AFRLGP, the Province has entered into agreements with financial institutions guaranteeing repayment of up to 75% of loans issued under this program.

(b)	Contingent Liabilities

Through the Public Trustee Act, the Province unconditionally guarantees the amount outstanding on a client’s guaranteed account as administered by the Office of the Public Trustee. As at March 31, 2016, the potential liability of the Province based on the outstanding balance of the Client Guaranteed Accounts is $432 million (2015: $441 million).

The Province has contingent liabilities with respect to various indemnities as permitted under the Financial Administration Act. The indemnified amount and corresponding liability cannot be reasonably estimated.

(c)	Legal Actions

At March 31, 2016, the Province was involved in legal matters where damages are being sought. These matters give rise to contingent liabilities.

Accruals have been made in specific instances where it is likely that losses will be incurred based on a reasonable estimate. As at March 31, 2016, accruals totalling $182 million (2015: $170 million) have been recorded as a liability. The total amount claimed for all likely claims is $620 million (2015: $387 million). Certain claims are covered by reinsurance through the Alberta Risk Management Fund. The resulting additional liability, if any, from likely claims in excess of the amounts accrued is not determinable.

The Province has been named in 961 (2015: 743) claims of which the outcome is not determinable. Of these claims 824 (2015: 532) have specified amounts totalling $4.0 billion (2015: $3.1 billion). The remaining 137 (2015: 211) claims have no amounts specified. The resolution of indeterminable claims may result in a liability, if any, that may be significantly lower than the claimed amount.

In addition, the Province has been named in 30 (2015: 29) claims in matters such as aboriginal rights, Indian title and treaty rights. In most cases, these claims have been filed jointly and severally against the Province of Alberta and the Government of Canada and in some cases involve third parties. Of these claims, 16 (2015: 16) have specified amounts totalling $117.9 billion (2015: $117.9 billion) plus a provision for interest and other costs that are not determinable. The remaining 14 (2015: 13) claims have no amounts specified. In addition, there are three (2015: three) claims for treaty land entitlement for which the Province may have an obligation under the Natural Resources Transfer Agreement.

(d)	Tax Assessments

Some of the taxes assessed by the Province are under objection and some are being appealed. The resulting loss, if any, cannot be reasonably estimated.

42	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Note 7	Trust and Other Funds Under Administration

Trust and other funds under administration are regulated and other funds consisting of public money over which the Legislature has no power of appropriation. Because the Province has no equity in the funds and administers them for the purposes of various trusts, they are not included in the consolidated financial statements. As at March 31, 2016, trust and other funds under administration were as follows:

	2016	2015
	(In millions)

Public Sector Pension Plan Funds	$55,285	$53,337
The Workers’ Compensation Board Accident Fund	559	788
Public Trustee	604	604
Special Areas Trust Account	292	283
Various Court Offices and Fines Distribution Trust	161	138
Miscellaneous trust funds	1,195	1,156
	$58,096	$56,306

In addition to the above trust and other funds under administration, the Province holds cash and bank guarantees in the form of letters of credit and promissory notes in the amount of $1.9 billion (2015: $2.1 billion). The majority of these guarantees are held to assure satisfactory reclamation of coal and oil sands operations, sand and gravel pits, landfills, hazardous waste management and hazardous recyclable facilities.

Note 8	Endowment Funds

Endowment fund assets are included in the Consolidated Statement of Financial Position. Donors have placed restrictions on their contributions to the endowment funds, for example capital preservation. The principal restriction is that the original contribution should not be spent except where the legislation allows for encroachment on the capital of the endowment.

	2016	2015 Restated (a)
	(In millions)
Balance beginning of year	$2,004	$1,752
Adjustment to opening balance	(11)	-
Endowment contributions	51	82
Reinvested income	33	87
Transfers from the accumulated surplus of related government organizations	14	83
Balance end of year	$2,091	$2,004

(a)	To reflect transfers from Access to the Future Funds to endowments.

CONSOLIDATED FINANCIAL STATEMENTS	43

Note 9	Adjustments to Net Assets

The reconciliation of adjustments to net assets is as follows:

	2016	2015
	(In millions)
Adjustments to net assets
Change in accumulated unrealized gains (Schedule 6)	$(11)	$ (103
Increase in endowments (a)	-	166
Correction of prior year error (b)	(237)	-
Other	(19)	(4)
	$(267)	$ 265

(a)	In 2014-15, the total increase in endowments is $173 million. In 2015-16, accounting policy for endowments changed, endowment contributions and re-invested income is included in annual deficit.

(b)	In 2015-16, the Province recorded a correction to a prior year accounting error related to natural gas royalties.

Note 10	Subsequent Event

In May 2016, wildfires seriously affected Fort McMurray and surrounding communities. The government is in the process of providing financial assistance for uninsurable loss and damage through its Disaster Recovery Programs (DRP). The DRP is administered and funded by Alberta Emergency Management Agency through the authority of the Disaster Recovery Regulation.

The Province, subject to certain criteria, may recover part of the above costs from the federal government through the Disaster Financial Assistance Arrangement, pending approval through its Order in Council.

The financial impact on the government will be significant but, its full extent is uncertain at this stage.

Note 11	Comparative Figures

Certain 2015 figures have been reclassified, where necessary, to conform to 2016 presentation.

44	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues	Schedule 1

	2016	2015
	(millions of dollars)
Income taxes
Personal income tax	11,357	11,042
Corporate income tax	4,143	5,562
Interest and penalties on corporate income tax	52	234
	15,552	16,838
Other taxes
Education property tax	2,255	2,102
Tobacco tax	980	896
Fuel tax	1,370	944
Insurance taxes	403	391
Freehold mineral rights tax	79	172
Alberta tourism levy	81	91
Interest and penalties on other tax	1	2
	5,168	4,598
Non-renewable resource revenue
Bitumen royalty	1,223	5,049
Crude oil royalty	689	2,245
Natural gas and by-products royalty	493	989
Bonuses and sales of Crown leases	203	476
Rentals and fees	167	173
Coal royalty	14	16
	2,789	8,948
Transfers from Government of Canada
Health transfers	4,014	3,601
Canada social transfer	1,516	1,452
2013 Alberta flood assistance (a)	(70)	(423)
Agriculture support programs	308	288
Labour market agreements	177	174
Other	1,184	881
	7,142	5,982
Net income from government business enterprises
Lottery Operations	1,553	1,526
Liquor Operations	856	767
Other	161	372
	2,570	2,665
Net investment income	2,544	3,113
Premiums, fees and licences
Tuition	1,158	1,116
Health fees and charges	491	472
Motor vehicle licences	517	516
Crop and hail insurance premiums	299	307
Land titles	80	91
Other	1,029	1,062
	3,574	3,564
Other
Sales, rentals and services	1,228	1,348
Fundraising, donations, gifts and contributions	657	1,009
Fines and penalties	256	146
Climate change and emissions management	200	77
Endowment contributions and re-invested income (Note 1(c))	84	-
Other	736	1,193
	3,161	3,773
	42,500	49,481

(a)	Includes an adjustment of ($70) million (2015: ($423) million) as a result of changes in estimated future 2013 Alberta flooding costs.

CONSOLIDATED FINANCIAL STATEMENTS	45

Expenses by Ministry	Schedule 2

	2016			2015
	Ministry Expense	Consolidation Adjustments	Adjusted Ministry Expense (a)	Adjusted Ministry Expense Restated (b)
Program expenses	(millions of dollars)
Offices of the Legislative Assembly	$133	$-	$133	$122
Ministries
Health	20,446	(467)	19,979	19,301
Education	7,927	(36)	7,891	7,559
Advanced Education	5,695	(69)	5,626	5,450
Human Services	4,298	(25)	4,273	4,102
Agriculture and Forestry	1,584	(17)	1,567	1,281
Treasury Board and Finance	1,628	(178)	1,450	1,504
Municipal Affairs	1,414	-	1,414	2,182
Justice and Solicitor General	1,365	(1)	1,364	1,332
Transportation	1,283	(1)	1,282	1,423
Energy	732	(2)	730	720
Seniors and Housing	663	-	663	636
Infrastructure	1,165	(541)	624	683
Environment and Parks	568	(5)	563	536
Culture and Tourism	337	(5)	332	343
Service Alberta	362	(71)	291	280
Economic Development and Trade	303	(73)	230	236
Indigenous Relations	202	-	202	199
Labour	175	(19)	156	130
Executive Council	24	-	24	23
Status of Women	2	-	2	-
	50,306	(1,510)	48,796	48,042
Debt servicing costs (c)	908	(132)	776	728
Pension recovery (d) (Schedule 10)	(630)	-	(630)	(404)
	$50,584	$(1,642)	$48,942	$48,366

(a)	Adjusted ministry expenses are net of consolidation adjustments.

(b)	On October 22, 2015 and February 2, 2016, the government announced new ministry structures. As a result of program restructuring the responsibilities of ministries changed. Comparative figures have been restated to conform to 2016 presentation.

(c)	Debt servicing costs consist of interest paid on various forms of government debt. It excludes interest on pension liabilities. Interest on pension liabilities has been included in pension provisions and other program expense.

(d)	Pension recoveries are related to the Ministry of Advanced Education, the Ministry of Education, the Ministry of Energy, the Ministry of Treasury Board and Finance and the Ministry of Health.

46	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Expenses by Objects	Schedule 3

	2016	2015
	(In millions)

Salaries, wages, employment contracts and benefits	$ 20,113	$19,527
Grants	12,292	12,355
Services	10,167	8,654
Materials and supplies	2,256	3,406
Amortization of tangible capital assets and consumption of inventories of supplies	3,110	3,076
Interest and amortization of exchange gains and losses	771	710
Pension recovery (Schedule 10)	(630)	(404)
Pension liability funding	540	526
Travel and communication	217	256
Corporate income tax allowance provision	7	71
Other	99	189
	$ 48,942	$48,366

The pension expense for the Province (Schedule 10) is included in salaries, wages, employment contracts and benefits, pension provisions and pension liability funding.

Cash and Cash Equivalents	Schedule 4

	2016	2015
	Book Value	Book Value
	(In millions)

Cash (a)	$ 3,848	$5,575
Cash equivalents	1,845	2,288
	$ 5,693	$7,863

(a)	Cash includes deposits in the Consolidated Cash Investments Trust Fund (CCITF). At March 31, 2016, deposits in CCITF had a time-weighted return of 0.8% (2015: 1.2%) per annum.

CONSOLIDATED FINANCIAL STATEMENTS	47

Portfolio Investments	Schedule 5

	2016		2015
	Book Value	Fair Value	Book Value	Fair Value
	(In millions)
Interest bearing securities
Deposits and short-term securities	$1,223	$1,228	$1,224	$1,225
Bonds and mortgages	13,297	13,441	14,163	14,455
	14,520	14,669	15,387	15,680
Equities
Canadian public equities	2,604	2,776	2,372	2,792
Global developed public equities	6,986	7,462	7,412	8,479
Emerging markets public equities	588	674	651	850
Private equities	1,332	1,740	1,195	1,554
Pooled hedged funds	67	71	82	75
Pooled investment funds	640	782	563	739
	12,217	13,505	12,275	14,489
Inflation sensitive and alternative investments
Private real estate	3,541	5,098	3,082	4,425
Private infrastructure	1,348	1,596	1,350	1,636
Timberland	330	495	319	471
Other investments	3	3	1	1
	5,222	7,192	4,752	6,533

Strategic, tactical and currency investments	213	247	298	343
	$32,172	$35,613	$32,712	$37,045

Following is the breakdown of portfolio investments:

	2016		2015
	Book Value	Fair Value	Book Value	Fair Value
	(In millions)
Operating
Internally designated assets (a)	$19,603	$22,602	$19,373	$22,899
Other funds and agencies	10,478	10,647	11,335	11,752
	30,081	33,249	30,708	34,651

Endowments (Note 8)	2,091	2,364	2,004	2,394
Total portfolio investments	$32,172	$35,613	$35,613	$37,045

(a)	Internally designated assets are designated in legislation for a specific purpose. Some of these assets are to provide stewardship of savings of from Alberta’s non-renewable resources revenues as is the case with the Alberta Heritage Savings Trust Fund assets of $15,302 million (2015: $15,283 million). They also support specific purposes such as cancer prevention initiatives, health and science research, and post-secondary scholarships.

48	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Equity in Government Business Enterprises	Schedule 6

	2016	2015
	(In millions)
Accumulated surplus and equity

Accumulated surplus at beginning of year	$3,692	$3,186
Total revenue	6,006	5,808
Total expense (a)	3,436	3,143
Net income	2,570	2,665

Change in accumulated unrealized (losses) gains (b)	(11)	103
Transfers from government business enterprise	(2,427)	(2,267)
Accumulated surplus at end of year	3,824	3,687
Share capital	5	5
Total accumulated surplus and equity	$3,829	$3,692

Assets
Loans	40,758	37,928
Investments	4,075	2,436
Other	3,277	3,916
	48,110	44,280
Liabilities
Accounts payable (c)	2,874	2,659
Deposits (d)	35,910	33,633
Unmatured debt	5,497	4,296
	44,281	40,588
	$3,829	$3,692
Equity in government business enterprises at end of year as reported by the entities:
ATB Financial	$3,110	$3,008
Alberta Gaming and Liquor Commission	377	386
Alberta Petroleum Marketing Commission	35	14
Credit Union Deposit Guarantee Corporation	308	279
SUCH sector business enterprises	(1)	5
	$3,829	$3,692

(a)	Included in the total expense is $51 million (2015: $46 million) of interest expense of ATB Financial that was paid to the Province for amounts borrowed directly by the Province on behalf of ATB Financial. Also, included in the total expense is $32 million (2015: $97 million) of payment in lieu of taxes.

(b	The change in accumulated unrealized (losses) gains of ($11) million (2015: $103 million) is comprised of changes in other comprehensive income in government business enterprises. At March 31, 2016, the Province has $87 million in accumulated unrealized gains (2015: $97 million).

(c)	Included in accounts payable of Alberta Petroleum Marketing Commission (APMC) are amounts borrowed by the Province on behalf of APMC totalling $328 million (2015: $227 million).

(d)	The repayment of all deposits without limit, including accrued interest, is guaranteed by the Province in respect of which the Province assesses a deposit guarantee fee of $48 million (2015: $43 million) payable by ATB Financial. Included in the total deposits of ATB Financial are amounts borrowed by the Province on behalf of ATB Financial totalling $5,073 million (2015: $3,044 million) to be repaid as follows: $2,885 million in 2016-17, $1,000 million in 2017-18, $500 million in 2018-19, $200 million in 2019-20, $488 million thereafter.

CONSOLIDATED FINANCIAL STATEMENTS	49

Equity in Government Business Enterprises	Schedule 6 (continued)

Contingent Liabilities and Contractual Obligations

At March 31, 2016, ATB Financial had a contingent liability under guarantees and letters of credit of $493 million (2015: $524 million) and outstanding loan commitments of $18.8 billion (2015: $17.9 billion). The Province, through the Credit Union Deposit Guarantee Corporation, which operates under the authority of the Credit Union Act, has a potential liability under guarantees relating to deposits of credit unions. At March 31, 2016 credit unions in Alberta held deposits totalling $20.7 billion (2015: $20.8 billion). Substantial assets are available from credit unions to safeguard the Province from the risk of loss from its potential obligation under the Act.

Contractual obligations belonging to government business enterprises are $471 million (2015: $136 million). These amounts include obligations under operating leases which expire on various dates.

Legal Actions

At March 31, 2016, the government business enterprises were involved in various legal actions. Accruals have been made in specific instances where it is probable that losses will be incurred which can be reasonably estimated. The resulting loss, if any, from claims in excess of the amounts accrued cannot be determined.

Of the various legal actions, the government business enterprises are jointly or separately named as a defendant in 19 (2015: 33) legal claims of which the outcome is not determinable. Of the 19 claims, 13 (2015: 28) have specified amounts totalling approximately $150 million (2015: $364 million) and six claims (2015: five) have no specified amount. One (2015: two) claim totalling less than $1 million (2015: $1 million) is covered by the Alberta Risk Management Fund.

Derivative Contracts

ATB Financial has the following derivatives:

	2016 Fair Value	2015 Fair Value
	(In millions)

Interest rate derivatives (a)	$195	$173
Foreign currency derivatives	(17)	2
Forward commodity contracts (b)	13	20
Cross currency interest rate swaps	1	1
Net derivative-related investments	$192	$196

(a)	The exposure to credit risk on the derivatives in a favourable position with a fair value of $765 million (2015: $685 million) is reduced by $282 million resulting from entering into master netting agreements (2015: $183 million) and is reduced by $408 million in collateral agreements (2015: $447 million) with counterparties resulting in a residual credit exposure of $75 million (2015: $55 million) of the derivative assets and $252 million (2015: $277 million) of the derivative liability.

(b)	Commodity price risk arises when ATB Financial offers deposit or derivative products where the value of the derivative instrument or rate of return on the deposit is linked to changes in the price of the underlying commodity. ATB Financial uses commodity-linked derivatives to fully hedge associated commodity risk exposure on these products and does not accept any net direct commodity price risk.

Liability for Pension Obligations

The government business enterprises following International Financial Reporting Standards (IFRS) have pension obligations of $151 million (2015: $155 million) comprised of $145 million (2015: $147 million) for employees in the Public Service Pension Plan (PSPP), the Management Employees Pension Plan (MEPP), and the Supplementary Retirement Plan for Public Service Managers (MSRP) and $6 million (2015: $8 million) in other pension plans.

50	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Equity in Government Business Enterprises	Schedule 6 (continued)

Alberta Petroleum Marketing Commission

North West Redwater Partnership

On November 8, 2012, the North West Redwater Partnership (Partnership) announced the sanctioning of the construction of Phase 1 of the Sturgeon Refinery, which it will build, own and operate. The Province via the Alberta Petroleum Marketing Commission (Commission), has entered into agreements whereby the Partnership will process and market Crown royalty bitumen, or equivalent volumes, collected pursuant to the Bitumen Royalty in Kind initiative in order to capture additional value within Alberta. The Partnership will market the refined products (primarily ultra low sulphur diesel and low sulphur vacuum gas oil) on behalf of the Commission. There is financial risk to the Commission under these agreements related to the difference in price between bitumen supplied as feedstock and marketed refined products, relative to the costs of the processing toll.

Under the processing agreement, the Commission is obligated to pay a monthly toll comprised of: senior debt; operating; class A subordinated debt; equity; and incentive fee on 37,500 barrels per day of bitumen (75% of the project’s feedstock) for 30 years. The toll includes both flow through costs as well as costs of facility construction, the latter of which is estimated to be $8.5 billion. The Commission has very restricted rights to terminate the agreement, and if it is terminated, the Commission remains obligated to pay its share of the senior secured debt component of the toll incurred to date. The term of the commitment begins upon the commencement of commercial operations. No amounts have been paid under this agreement to date.

The nominal tolls under the processing agreement: assuming $8.5 billion facility capital cost; market interest rates; and 2% operating cost inflation rate are estimated below. The total estimated tolls have been reduced by $1.26 billion relative to March 2015, due primarily to lower debt tolls. As at March 31, 2016 the Partnership has issued $3.65 billion in bonds.

North West Redwater Partnership Monthly Toll Commitment

The Commission has used judgement to estimate the toll commitments. The components of the toll are: senior debt; operating costs; class A subordinated debt; equity; and incentive fees. To calculate the toll, management has used estimates for factors including: future interest rates, operating costs, oil prices (West Texas Intermediate (WTI) and light/heavy differentials), refined product prices, gas prices and foreign exchange. The future toll commitments are estimated to be:

(In millions)
2016-17	$-
2017-18	261
2018-19	656
2019-20	763
2020-21	904
Thereafter	22,166
$24,750

Term Loan Provided to North West Redwater Partnership

As part of the Subordinated Debt Agreement with the Partnership, the Commission provided a $324 million loan. These amounts plus the accrued interest will be repaid on a straight line basis over ten years by the Partnership beginning one year after commercial start-up of the Sturgeon Refinery. Upon initiation of commercial operations the total amount of the term loan will be adjusted to reflect an agreed equity to debt ratio.

While loans to the Partnership are outstanding, the Commission is entitled to a 25 percent voting interest on an Executive Leadership Committee, which is charged with overseeing and making decisions on the construction and start-up of the Sturgeon Refinery. Because of the 25 percent voting interest, the Commission has significant influence over the Partnership. However, the Commission has no equity ownership interest in the Partnership and does not account for the Sturgeon Refinery or its operations in its financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	51

Equity in Government Business Enterprises	Schedule 6 (continued)

North West Redwater Partnership Processing Agreement Assessment

The Commission uses a cash flow model to calculate the present value of future cash flows under the Processing Agreement. Variables used in the model include technical variables that arise from the design of the project such as catalyst volumes or energy consumption; pricing related variables such as crude oil prices (WTI), heavy-light differentials, ultra-low sulphur diesel-WTI premiums, exchange rates, capital costs, operating costs, interest rates, discount rates and actual operating performance compared to capacity.

Technical inputs may be estimated with reasonable accuracy for the operating plan; however revenues and costs that depend upon market prices are subject to the use of professional judgement in the estimates, particularly over long future time periods such as the 30 year Processing Agreement term and successive five year renewal periods at the Commission’s option. In order to perform the cash flow analysis the Commission management developed estimates for the key variables based on information from various sources including forecasts of global consultancies, reserve evaluation consultants, forward markets and the Government of Alberta.

Based on the analysis, the Commission determined the present value of future cash flows under the Processing Agreement to be positive and has not recognized a liability.

Energy East Pipeline Project

The Commission has signed a Transportation Service Agreement with Energy East Pipeline Limited Partnership (“the Carrier”) to purchase 100,000 barrels per day of firm capacity for a term of 20 years to transport volumes of crude oil. The construction of the pipeline is dependent upon obtaining regulatory approval. The Carrier filed an updated project cost estimate with the National Energy Board in December 2015. Under the take-or-pay obligation, once required regulatory and commercial approvals are obtained the Commission has an estimated updated minimum obligation to pay $4.6 billion (2015: $3.4 billion) over the 20 year term. Additional tolls will be incurred depending on the volumes transported through the pipeline. The pipeline is expected to be in service as early as 2020.

In millions
2016-17	$-
2017-18	$-
2018-19	$-
2019-20	60
2020-21	230
Thereafter	4,310
$4,600

52	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Loans and Advances	Schedule 7

	2016	2015
	(In millions)
Loans and advances made under the authority of:
Alberta Capital Finance Authority Act (a)	$13,719	$13,465
Agriculture Financial Services Act (b)	2,204	2,112
Student Loan Act (c)	1,936	1,532
Alberta Treasury Branches Act (d)	371	311
Alberta Housing Act	26	23
Senior’s Property Tax Deferral Act	13	8
Financial Administration Act	9	16
	18,278	17,467
Less allowance for doubtful accounts	255	250
	$18,023	$17,217

(a)	The fair value of the Alberta Capital Finance Authority loans as at March 31, 2016 was $15,021 million (2015: $15,410 million). Municipal loans on average yield 4.0% (2015: 4.0%) per annum.

(b)	The fair value of the Agriculture Financial Services loan is not disclosed. Determining fair values with sufficient reliability is not practical due to the absence of verifiable information from established financial markets for such loans. Agricultural loan portfolios on average yield 4.0% (2015: 4.0%) per annum.

(c)	Student loans become payable and interest is earned starting six months after students discontinue their studies or graduate. Loans are unsecured and are repayable to a maximum term of 114 months. The interest rates on student loans are a floating rate of prime plus 2%.

(d)	Pursuant to the Alberta Treasury Branches Act the Province assesses a charge to ATB as prescribed by the Alberta Treasury Branches Regulation. The payment in lieu of tax is settled by issuing subordinated debentures calculated as 23% of net income.

Unmatured Debt	Schedule 8

	2016				2015
	Effective Rate (a)	Modified Duration (b)	Book Value (a)	Fair Value (a)	Book Value (a)	Fair Value (a)
	%	years	(In millions)		(In millions)
Direct debt
Canadian dollar debt and foreign currency debt (d)
Floating rate and short-term fixed rate (c)	0.88	0.24	$743	$742	$638	$662
Fixed rate long-term	2.25	9.71	18,662	19,533	11,653	13,012
			19,405	20,275	12,291	13,674
Alberta Social Housing Corporation Canadian dollar fixed rate debt			58	90	62	92
			$19,463	$20,365	$12,353	$13,766

(a)	Book value represents the amount the Province owes. Fair value approximates market value to the debt holder. The book value, fair value and weighted average effective rate include the effect of interest rate and currency rate swaps. Effective rate is the rate that exactly discounts estimated future cash payments through the expected term of the debt to the net carrying amount. For nonmarketable issues, the effective rate and fair value are determined by reference to yield curves for comparable quoted issues.

(b	Modified duration is the weighted average term to maturity of a security’s cash flows (i.e. interest and principal) and is a measure of price volatility. The greater a bond’s modified duration, the greater the impact a change in interest rates will have on its value.

(c)	Floating rate debt includes short-term debt, term debt with less than one year to maturity, and term debt with interest rate reset within a year.

(d)	At March 31, 2016, all debt denominated in foreign currencies totaling $2,643 million Canadian (2015: $ nil) has been hedged to eliminate exposure to future fluctuations in foreign exchange rates. Total foreign debt outstanding at March 31, 2016 amounted to US dollars $1,750 million and Euros €202 million (2015: nil). Foreign currency exposure is eliminated through the use of cross currency swaps entered into at the inception of the debt issue.

CONSOLIDATED FINANCIAL STATEMENTS	53

Unmatured Debt	Schedule 8 (continued)

The consolidated gross debt of the Province totaling $40,107 million (2015: $30,208 million) is comprised of unmatured debt of the Province totaling $19,463 million (2015: $12,353 million), unmatured debt of Alberta Capital Finance Authority totaling $15,243 million (2015: $14,585 million) (Schedule 9) and Government Business Enterprise specific debt of $5,401 million (2015: $3,270 million).

The consolidated gross debt servicing of the Province totaling $829 million (2015: $775 million) is comprised of unmatured debt of the Province and Alberta Capital Finance Authority of $776 million (2015: $728 million) and Government Business Enterprise specific debt servicing of $53 million (2015: $47 million).

Debt principal repayment requirements (based on par value) in each of the next five years, including short-term debt maturing in 2016-17 and thereafter, are as follows:

(In millions)

2016-17	$256
2017-18	72
2018-19	689
2019-20	1,547
2020-21	3,310
Thereafter	13,589
$19,463

Debt of Alberta Capital Finance Authority	Schedule 9

	2016		2015
	Book Value	Fair Value	Book Value	Fair Value
	(In millions)		(In millions)
Alberta Capital Finance Authority
Canadian dollar and foreign currency fixed rate debt (a)	$12,871	$13,872	$11,819	$13,048
Canadian dollar floating rate debt	2,372	2,376	2,766	3,064
Total (b)	$15,243	$16,248	$14,585	$16,112

Effective rate per annum	3.98%		4.03%

(a)	Includes fixed note debt of $600 million US dollars (fair value: $778 million in Canadian dollars).

(b)	Included in the Alberta Capital Finance Authority debt are amounts borrowed directly by the Province on behalf of the Alberta Capital Finance Authority totalling $12,412 million (2015: $10,956 million).

Debt principal repayment requirements in each of the next five years, including short-term debt maturing in 2016-17 and thereafter, are as follows:

(In millions)

2016-17	$3,800
2017-18	2,566
2018-19	1,600
2019-20	275
2020-21	1,802
Thereafter	5,200
$15,243

54	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Pension Plans	Schedule 10

The Province is the trustee for the following pension plans under the Public Sector Pension Plans Act:

Local Authorities Pension Plan (LAPP), Management Employees Pension Plan (MEPP), Public Service Pension Plan (PSPP), Special Forces Pension Plan (SFPP) and the Public Service Management (Closed Membership) Pension Plan (PSMC). The Province is also the trustee for the Provincial Judges and Masters in Chambers Pension Plan (PJMCPP) under the Provincial Court Act and the Supplementary Retirement Plan for Public Service Managers (MSRP) under the Supplementary Retirement Plan – Retirement Compensation Arrangement Directive (Treasury Board Directive 01/99). All of these pension plans are open with the exception of PSMC.

Financial statements for all of these pension plans as of their December 31, 2015 year end or March 31, 2016 year end are reported as supplementary information in the Ministry of Treasury Board and Finance Annual Report. All of the plans, except the Judges plan, are multi-employer plans.

The Teachers’ Pension Plan (Teachers’) and the Universities Academic Pension Plan (UAPP) are administered by their respective boards.

In addition to the aforementioned plans, there are several agencies which maintain their own plans to compensate senior staff members that do not participate in the regular government pension plans. These entities include the Alberta Energy Regulator, Alberta Utilities Commission, Alberta Securities Commission and some SUCH sector entities. Summaries of these plans are included in these financial statements as Supplementary Executive Retirement Plans (SERP). Additional information can be found in the entities’ financial statements.

The following is a summary of the plans for the year ended March 31, 2016:

Defined Benefit Pension Plans	Approximate Number of Active Employees	Average Age of Active Employees	Approximate Number of Former Employees Entitled to Future Benefits (b)	Approximate Number of Retirees Receiving Benefits	Employee Contributions	Employer Contributions	Benefit Payments
					(In millions)
LAPP	157,430	45	30,294	58,641	1,213	1,302	1,300
PSPP	42,456	44	16,111	24,704	350	349	495
MEPP	5,327	48	1,204	4,747	80	134	200
MLAPP	-	-	1	82	-	-	3
MSRP	1,188	51	178	901	5	5	5
PJMCPP (a)	127	61	2	152	1	3	8
PSMC (a)	2	64	81	1,777	-	-	52
SFPP (a)	4,367	39	193	2,463	45	51	112
Teachers’ Pre-92	7,008	54	2,201	24,945	-	-	464
Teachers’ Post-92	37,943	42	6,565	21,704	429	409	375
UAPP	7,858	49	1,881	4,938	117	126	242

(a)	During the year these four plans also received contributions, primarily related to pre-1992 commitments, from the Province of Alberta as follows: PJMCPP $1 million, PSMC $54 million, SFPP $5 million and UAPP Pre-92 $12 million.

(b)	Includes vested former employees in the pension plan and non-vested former employees entitled to a refund of their contributions.

CONSOLIDATED FINANCIAL STATEMENTS	55

Pension Plans	Schedule 10 (continued)

The plans provide a defined benefit retirement income based on a formula for each plan that considers final average years of salary, length of service and a percentage ranging from 1.4% to 3% per year of service.

The Province accounts for the liabilities for pension obligations on a defined benefit basis as a participating employer for former and current employees in LAPP, MEPP, MSRP, PJMCPP, PSPP, Teachers’ and UAPP for the government’s consolidated reporting entity except for government business enterprises that report under IFRS and are required to account directly for participation in the public service pension plans under IFRS.

The Province also accounts for the specific commitments made by the Government of Alberta for pre-1992 pension obligations to the Teachers’, PSMC, UAPP and SFPP. In 1992, there was pension plan reform resulting in pre-1992 and post-1992 arrangements for several pension plans.

The Province also accounts for the obligation to the Members of the Legislative Assembly Pension Plan (MLAPP). The following table contains summary information on these specific pension plans. Complete financial reporting is available through each pension plan. Pension liabilities are as follows:

	2016		2015
	Pension Liabilities	Pension Recovery (Schedule 3)	Pension Liabilities
		(In millions)
Liabilities for the Province’s employer share for former and current employees
LAPP (a)	$373	$(116)	$489
MEPP (b)	-	(26)	26
MSRP (c)	16	(1)	17
PJMCPP (d)	15	-	15
PSPP (e)	200	(49)	249
Teachers’ (f)	614	(23)	637
UAPP (g)	244	13	231
SERP (h)	57	3	54
	1,519	(199)	1,718

Liabilities for the Province’s commitment towards pre-1992 obligations
Teachers’ (f)	8,082	(350)	8,432
PSMC (i)	553	(42)	595
UAPP (g)	280	(34)	314
SFPP (g)	90	(1)	91
	9,005	(427)	9,432
MLAPP (j)	42	(4)	46
	$10,566	$(630)	$11,196

Pension provisions represent the change in pension liabilities.

56	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Pension Plans	Schedule 10 (continued)

The following is a description of each pension plan:

(a)	LAPP is a contributory defined benefit pension plan for eligible employees of local authorities and approved public bodies. These include cities, towns, villages, municipal districts, hospitals, Alberta Health Services, school divisions, school districts, colleges, technical institutes, certain commissions, foundations, agencies, libraries, corporations, associations, and societies. In accordance with the Public Sector Pension Plans Act, the actuarial deficiencies as determined by actuarial funding valuations are expected to be funded by special payments currently totaling 7.08% of pensionable earnings shared equally between employees and employers until December 31, 2028. Current service costs are funded by employers and employees.

(b)	The MEPP is a contributory defined benefit pension plan for eligible management employees of the Province and certain approved provincial agencies and public bodies. Members of the former Public Service Management Pension Plan who were active contributors at August 1, 1992, and have not withdrawn from the Plan since that date, continue as members of this Plan. In accordance with the Public Sector Pension Plans Act, the actuarial deficiencies as determined by actuarial funding valuations are expected to be funded by special payments currently totalling 10.2% of pensionable earnings shared between employees and employers until December 31, 2016, 5.4% until December 31, 2017, 5.0% until December 31, 2024, and 2.9% until December 31, 2027. Current services costs are funded by employers and employees.

(c)	The MSRP is a contributory defined benefit pension plan for certain public service managers of designated employers who participate in the MEPP and whose annual salary exceeds the maximum pensionable salary limit under the Income Tax Act. The Plan is supplementary to the MEPP. The contribution rates in effect at December 31, 2015 were at 12.80% (2014: 12.80%) of pensionable salary in excess of the maximum pensionable salary limit for eligible employees and designated employers.

(d)	The PJMCPP is a contributory defined benefit pension plan for Judges and Masters in Chambers of the Province of Alberta. Current service costs are funded by the Province and plan members at rates which are expected to provide for all benefits payable under the Plan. The rates in effect at March 31, 2016 are 7.00% of capped salary for plan members and 13.12% of capped salary for the Province. The Unregistered Plan contribution rates in effect at March 31, 2016 are unchanged at 7.00% of pensionable salary in excess of capped salary for members and 7.00% of the excess for the Province. Benefits are payable by the Province if assets are insufficient to pay for all benefits under the Plan.

(e)	The PSPP is a contributory defined benefit pension plan for eligible employees of the Province, approved provincial agencies and public bodies. In accordance with the Public Sector Pension Plans Act, the actuarial deficiencies as determined by an actuarial funding valuation are expected to be funded by special payments currently totaling 7.97% of pensionable earnings shared equally between employees and employers until December 31, 2026. Current service costs are funded by employers and employees.

(f)	The Teachers’ Pension Plans Act requires all teachers under contract with jurisdictions in Alberta to contribute to the Teachers’ Pension Plan. The Province assumed responsibility for the entire unfunded pre-1992 pension obligation of the Teachers’ Pension Plan. The costs of all benefits paid under the pre-1992 Teachers’ Pension Plan are paid by the Province. In addition, the Province is responsible for 50% of the unfunded liability, any current service costs and certain cost of living benefits for service after August 1992.

(g)	Under the Public Sector Pension Plans Act, the Province has a liability for payment of additional contributions under defined benefit pension plans for certain employees of post-secondary educational institutions and municipalities. The plans are the Universities Academic and Special Forces pension plans.

For the UAPP, the unfunded liability for service credited prior to January 1, 1992 is being financed by additional contributions of 1.25% of pensionable salaries by the Province and contributions by employees and employers to fund the remaining amount, as determined by the plan valuation, over the period ending on or before December 31, 2043. Current service costs are funded by employers and employees.

For the SFPP, the unfunded liability for service credited prior to January 1, 1992 is being financed by additional contributions in the ratio of 45.45% by the Province and 27.27% each by employers and employees, over the period ending on or before December 31, 2036. Current service costs are funded by employers and employees. The Act provides that payment of all benefits arising from pensionable service prior to 1994, excluding post-1991 cost of living adjustment benefits, is guaranteed by the Province.

(h)	Certain consolidated entities provide defined SERP for certain management staff, and other benefit plans for all or specific groups of staff, depending on the plans. The cost of these benefits are actuarially determined on an annual basis using the projected benefit method pro-rated on services, a market interest rate, and management’s best estimate of expected costs and the period of benefit coverage.

CONSOLIDATED FINANCIAL STATEMENTS	57

Pension Plans	Schedule 10 (continued)

(i)	The PSMC provides benefits to former members of the Public Service Management Pension Plan who were retired, were entitled to receive a deferred pension or had attained 35 years of service before August 1, 1992. The costs of all benefits under the Plan are paid by the Province.

(j)	The Province has a liability for payment of pension benefits under a defined benefit pension plan for Members of the Legislative Assembly. Active participation in this plan was terminated as of June 1993, and no benefits can be earned for service after that date. The costs for all benefits under the plan are paid by the Province.

The liability for pension obligations as a participating employer is as follows:

As at March 31, 2016				Teachers’ Pension Plan			Total
	LAPP	MEPP	PSPP	Post-1992	UAPP	Others (d)	2016	2015
Liabilities for the Province’s share for former and current employees
Net assets available for benefits (a)	$34,420	$4,324	$10,937	$12,803	$4,103	$549	$67,136	$60,120
Pension obligation	35,343	4,025	11,070	11,420	4,972	646	67,476	64,116
Pension plan deficit (surplus) (a)	923	(299)	133	(1,383)	869	97	$340	$3,996
Province of Alberta share of the deficit (surplus)	$309	$(182)	$60	$(671)	$294	$97	$(93)	$1,423
Unamortized gains (losses) (b)	120	185	163	1,285	(50)	(9)	1,694	376
Timing differences between the pension plan fiscal year ends and March 31 (c)	(56)	(3)	(23)	-	-	-	(82)	(81)
Future Benefit Liability	$373	$-	$200	$614	$244	$88	1,519	1,718
Liabilities for the Province’s commitment towards pre-1992 obligations							9,005	9,432
MLAPP							42	46
							$10,566	$11,196

(a)	These numbers are as reported in the pension plan 2015 financial statements, except for the Teachers’ Post-92 Pension Plan and the UAPP which use numbers as reported in actuarial reports.

(b)	Under Public Sector Accounting Standards, gains and losses are amortized over the employee expected average remaining service life of the employees of each plan, which ranges from eight to eleven years.

(c)	Accounting timing differences from January 1, 2016 to March 31, 2016 for payments and interest expense.

(d)	Others includes the MSRP, PJMCPP and SERP.

58	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Pension Plans	Schedule 10 (continued)

				Teachers’ Pension Plan				Total
	LAPP	MEPP	PSPP	Pre-92	Post-92	UAPP	Others(c)	2016	2015
			(In millions)
Pension Expense
Current period benefit cost (a)	$1,715	$129	$449	$-	$443	$84	$34	$2,854	$2,747
Amortization of actuarial (gains) and losses (b)	280	22	63	(206)	(98)	6	6	73	492
Total	$1,995	$151	$512	$(206)	$345	$90	$40	$2,927	$3,239
Province of Alberta share of pension expense	$667	$92	$230	(206)	172	90	40	$1,085	$1,250

Interest Expense
Interest on pension liability (a)	39	(4)	18	320	(21)	26	35	413	523
Total Province of Alberta pension related expenses	$706	$88	$248	$114	$151	$116	$75	$1,498	$1,773

(a)	As reported in pension plan financial statements or actuarial reports. Numbers in UAPP are net of employees’ share.

(b)	Except for SFPP, numbers are adjusted to March 31, 2016.

(c)	Others includes the MSRP, PJMCPP, SFPP and SERP.

Pension liabilities are based upon actuarial valuations performed at least triennially using the projected benefit method prorated on services and actuarial extrapolations performed at December 31, 2015 or March 31, 2016. The assumptions used in the valuations and extrapolations were adopted after consultation between the pension plan boards, the government and the actuaries, depending on the plan, and represent best estimates of future events. The non-economic assumptions include considerations such as mortality as well as withdrawal and retirement rates. The primary economic assumptions include salary escalation rate, discount rate and inflation rate. Each plan’s future experience will inevitably vary, perhaps significantly, from the assumptions. Any differences between the actuarial assumptions and future experience will emerge as gains or losses in future valuations. Gains and losses are amortized over the expected average remaining service lives of the related employee groups.

CONSOLIDATED FINANCIAL STATEMENTS	59

Pension Plans	Schedule 10 (continued)

The date of actuarial extrapolation and primary economic assumptions used for accounting purposes were:

Plan	Latest Valuation Date	Latest Extrapolation Date	Salary Escalation Rate %	Inflation Rate %	Discount Rate (a) %

Teachers’ Pre-1992 Pension Plan	August 31, 2015	March 31, 2016	3.00	2.00	3.90
Teachers’ Post-1992 Pension Plan	August 31, 2015	March 31, 2016	3.00	2.00	6.80
PSMC	December 31, 2014	December 31, 2015	-	2.00	3.90
UAPP	December 31, 2014	March 31, 2016	3.00	2.00	6.00
LAPP	December 31, 2014	December 31, 2015	3.00	2.00	5.60
PSPP	December 31, 2014	December 31, 2015	3.00	2.00	6.00
MLAPP	March 31, 2015	March 31, 2016	-	2.00	3.90
MEPP	December 31, 2012	December 31, 2015	3.00	2.00	6.10
PJMCPP, Unregistered	December 31, 2014	March 31, 2015	3.00	2.00	5.40
PJMCPP, Registered	December 31, 2014	March 31, 2015	3.00	2.00	5.40
MSRP	December 31, 2012	December 31, 2015	3.00	2.00	6.00
SFPP	December 31, 2013	December 31, 2015	3.00	2.00	5.90

(a)	The discount rate is the expected rate of return for plans with assets and is also the discount rate used to measure the actuarial liability.

The actual return on major funded plans’ assets during the period ranges from 7.6% to 10.8% (2014-15: 11.3% to 19.2%). This range includes returns for LAPP, Teachers’ Post-1992 Plan, PSPP, MEPP, SFPP and UAPP.

A separate pension plan fund is maintained for each pension plan except for the Teachers’ Pre-1992 Pension Plan and the Members of the Legislative Assembly Pension Plan. Each pension plan fund reports annually through financial statements.

Long Term Disability Income Continuance Plans

The government administers two long-term disability income continuance plans. As at March 31, 2016, the Bargaining Unit Plan reported an actuarial surplus of $83 million (2015: surplus of $87 million) and the Management, Opted Out, and Excluded Plan reported an actuarial surplus of $29 million (2015: surplus of $32 million). At March 31, 2016, the government’s share of the estimated accrued benefit liability for these plans has been recognized in these financial statements.

60	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Deferred Capital Contributions	Schedule 11

Deferred capital contributions represent funding received from the Government of Canada or by donations with stipulations or external restrictions related to the purchase of tangible capital assets. These capital contributions are recognized as revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired.

	2016	2015
	(In millions)
Unspent Deferred Capital Contributions
Opening unspent deferred capital contributions	$203	$165
Contributions restricted for capital	232	298
Transfers to spent deferred capital contributions	(237)	(248)
Transfers to accounts and accrued interest payable	7	(12)
Closing unspent deferred capital contributions	$205	$203

	2016	2015
	(In millions)
Spent Deferred Capital Contributions
Opening spent deferred capital contributions	$2,556	$2,393
Transfers from unspent deferred capital contributions	237	248
Transfers from accounts and accrued interest payable	29	70
Deferred capital contributions recognized as revenue	(172)	(155)
Closing spent deferred capital contributions	$2,650	$2,556

Liabilities Under Public Private Partnerships	Schedule 12

The Province has entered into a 34 year contract for the design, finance, build and operation of ring road segments under the following public private partnerships: Anthony Henday – South East, North West and North East Edmonton Ring Road, and Stoney Trail – North East and South East Calgary Ring Road. The Province has also entered into a 32 year public private partnership contracts for the design, finance, build and maintenance of schools under the Alberta Schools Alternative Procurement Phase 1, Phase 2 and Phase 3 projects. These contracts include a construction period followed by a 30 year operations period for the ring roads and a 30 year maintenance period for the schools. The Province has also entered into a 12 year contract for the design, finance, build and operation of the Evan Thomas Water and Wastewater Treatment facilities which includes a construction period followed by a 10 year operations period.

The details of the contract under construction are as follows:

	Contractor	Date Contract Entered Into	Scheduled Completion Date	Date Capital Payments Begin
Anthony Henday – North East Edmonton Ring Road	Capital City Link General Partnership	May 2012	September 2016	October 2016

CONSOLIDATED FINANCIAL STATEMENTS	61

Liabilities Under Public Private Partnerships	Schedule 12 (continued)

The details of the contracts for those projects that are already operational are as follows:

	Contractor	Date Contract Entered Into	Scheduled Completion Date	Date Capital Payments Begin
Anthony Henday – South East Edmonton Ring Road	Access Roads Edmonton Ltd.	January 2005	October 2007	November 2007
Stoney Trail – North East Calgary Ring Road	Stoney Trail Group	February 2007	October 2009	November 2009
Alberta Schools Alternative Procurement Phase 1	BBPP Alberta Schools Ltd.	September 2008	June 2010	July 2010
Anthony Henday – North West Edmonton Ring Road	NorthwestConnect General Partnership	July 2008	October 2011	November 2011
Alberta Schools Alternative Procurement Phase 2	B2L Partnership	April 2010	June 2012	August 2012
Stoney Trail – South East Calgary Ring Road	Chinook Roads Partnership	March 2010	November 2013	November 2013
Alberta Schools Alternative Procurement Phase 3	ABC Schools Partnership	September 2012	June 2014	July 2014
Evan Thomas Water & Wastewater Treatment Facilities	EPCOR Water Services Inc.	October 2012	August 2014	August 2014

The calculation of the liabilities under public private partnerships is as follows:

	2016	2015
	(In millions)

Liabilities beginning of year	$2,629	$2,469
Additions to liabilities during the year	143	199
Principal payments	(41)	(39)
Liabilities end of year	$2,731	$2,629

Estimated payment requirements for each of the next five years and thereafter are as follows:

Capital Payments

(In millions)

2016-17	$162
2017-18	181
2018-19	181
2019-2020	181
2020-21	181
Thereafter	3,787

4,673
Less net present value of interest	(1,942)

Total liabilities	$2,731

Capital payments include payments for capital leases and for public private partnerships. The capital payments for public private partnerships are fixed, equal monthly payments for the privately financed portion of the costs of building the infrastructure. The present value of these capital payments is recorded as a liability on the Consolidated Statement of Financial Position.

62	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Tangible Capital Assets	Schedule 13

	General Capital Assets							Infrastructure Assets				2016 Total	2015 Total
Estimated Useful Life	Land (a)	Buildings (b)	Equipment (c)	Computer Hardware and Software	Other (d)	Sub Total	Land Improvements (e)	Provincial Highways, Roads and Airstrips (f)	Bridges	Dams and Water Management Structure (g)	Sub Total
	Indefinite	10-50 yrs	3/25 yrs	3-10 yrs	3-50 yrs		10-40 yrs	20-50 yrs	50 yrs	25-80 yrs
							(In millions)
Historical Cost
Beginning of year	$2,497	$33,096	$5,822	$4,303	$1,767	$47,485	$443	$19,956	$2,093	$1,418	$23,910	$71,395	$67,980
Additions	91	2,224	418	205	105	3,043	18	1,542	48	13	1,621	4,664	3,752
Transfers and adjustments (h)	(13)	142	479	38	(664)	(18)	77	(133)	47	2	(7)	(25)	(6)
Disposals including write-downs	(5)	(49)	(221)	(187)	(56)	(518)	(2)	-	-	(1)	(3)	(521)	(331)
	2,570	35,413	6,498	4,359	1,152	49,992	536	21,365	2,188	1,432	25,521	75,513	71,395
Accumulated Amortization
Beginning of year	-	12,446	4,058	3,220	976	20,700	246	5,188	554	420	6,408	27,108	25,141
Amortization expense	-	858	449	339	69	1,715	15	420	47	18	500	2,215	2,211
Transfers and adjustments (h)	-	88	83	15	(192)	(6)	52	(63)	(11)	(17)	(3)
Effect of disposals including write-downs	-	(44)	(210)	(184)	(52)	(490)	-	-	-	-	-	(490)	(241)
		13,348	4,380	3,390	801	21,919	313	5,545	601	438	6,897	28,816	27,108
Net Book Value at
March 31, 2016	$2,570	$22,065	$2,118	$969	$351	$28,073	$223	$15,820	$1,587	$994	$18,624	$46,697
Net Book Value at
March 31, 2015	$2,497	$20,650	$1,764	$1,083	$791	$26,785	$197	$14,768	$1,539	$998	$17,502		$44,287

(a)	Land includes land acquired for parks and recreation, building sites, infrastructure and other program use. It does not include land held for resale or Crown lands acquired by right.

(b)	Historical costs include $6,328 million (2015: $4,308 million) in construction in progress which will not be amortized until the tangible capital assets are completed and in use. The cost of buildings under capital lease is $185 million (2015: restated $171 million).

(c)	Equipment includes SuperNet, vehicles, heavy equipment, fire protection equipment, office equipment and furniture, and other equipment.

(d)	Other tangible capital assets include leasehold improvements (amortized over the life of the lease).

(e)	Land improvements include parks development and grazing reserves.

(f)	Provincial highways and roads consist of original pavement, roadbed, drainage works and traffic control devices, and include secondary highways and bridges and some key arterial roadways within cities. Included in these numbers are $2,215 million in historical cost (2015: $2,072 million) and $160 million in accumulated amortization (2015: $130 million) for alternatively financed capital assets.

(g)	Dams and water management structures include dams, reservoirs, weirs, canals, dikes, ditches, channels, diversions, cut-offs, pump houses and erosion protection structures.

(h)	Transfers and adjustments relate to accounting policy alignments and reclassifications between capital asset categories.

CONSOLIDATED FINANCIAL STATEMENTS	63

Listing of Organizations	Schedule 14

The financial statements of the following entities are included in these financial statements:

GOVERNMENT COMPONENTS

Offices of the Legislative Assembly

Support to the Legislative Assembly

Office of the Auditor General

Office of the Ombudsman

Office of the Chief Electoral Officer

Office of the Ethics Commissioner

Office of the Information and Privacy Commissioner

Office of the Child and Youth Advocate

Office of the Public Interest Commissioner

Departments

Advanced Education

Agriculture and Forestry

Culture and Tourism

Economic Development and Trade

Education

Energy

Environment and Parks

Executive Council

Health

Human Services

Indigenous Relations

Infrastructure

Labour

Justice and Solicitor General

Municipal Affairs

Status of Women

Seniors and Housing

Service Alberta

Transportation

Treasury Board and Finance

Regulated Funds

Access to the Future Fund

Alberta Cancer Prevention Legacy Fund

Alberta Heritage Foundation for Medical Research Endowment Fund

Alberta Heritage Savings Trust Fund

Alberta Heritage Scholarship Fund

Alberta Heritage Science and Engineering Research Endowment Fund

64	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Listing of Organizations	Schedule 14 (continued)

Regulated Funds (continued)

Alberta Lottery Fund

Alberta Risk Management Fund

Alberta School Foundation Fund

Climate Change and Emissions Management Fund

Environmental Protection and Enhancement Fund

Historic Resources Fund

Human Rights Education and Multiculturalism Fund

Land Stewardship Fund

Post-closure Stewardship Fund

Provincial Judges and Masters in Chambers Reserve Fund

Supplementary Retirement Plan Reserve Fund

Victims of Crime Fund

GOVERNMENT ORGANIZATIONS

Agriculture Financial Services Corporation

Alberta Capital Finance Authority

Alberta Energy Regulator

Alberta Enterprise Corporation

Alberta Environmental Monitoring, Evaluation and Reporting Agency (a)

Alberta Foundation for the Arts

Alberta Historical Resources Foundation

Alberta Innovates – Bio Solutions (b)

Alberta Innovates – Energy and Environment Solutions (b)

Alberta Innovates – Health Solutions (b)

Alberta Innovates – Technology Futures (b)

Alberta Insurance Council

Alberta Investment Management Corporation

Alberta Livestock and Meat Agency (a)

Alberta Local Authorities Pension Plan Corp.

Alberta Pensions Services Corporation

Alberta Securities Commission

Alberta Social Housing Corporation

Alberta Sport Connection

Alberta Transportation Safety Board

Alberta Utilities Commission

Gainers Inc.

Natural Resources Conservation Board

N. A. Properties (1994) Ltd.

Safety Codes Council

The Government House Foundation (a)

The Wild Rose Foundation (a)

Travel Alberta Corporation

CONSOLIDATED FINANCIAL STATEMENTS	65

Listing of Organizations	Schedule 14 (continued)

School Jurisdictions and Charter Schools

Almadina School Society

Aspen View Public School Division No. 78

Aurora School Ltd.

Battle River Regional Division No. 31

Black Gold Regional Division No. 18

Boyle Street Education Centre

Buffalo Trail Public Schools Regional Division No. 28

Calgary Arts Academy Society

Calgary Girls’ School Society

Calgary Roman Catholic Separate School District No. 1

Calgary School District No. 19

Canadian Rockies Regional Division No. 12

CAPE-Centre for Academic and Personal Excellence Institute

Chinook’s Edge School Division No. 73

Christ the Redeemer Catholic Separate Regional Division No. 3

Clearview School Division No. 71

Connect Charter School Society

East Central Alberta Catholic Separate Schools Regional Division No. 16

East Central Francophone Education Region No. 3

Edmonton Catholic Separate School District No. 7

Edmonton School District No. 7

Elk Island Catholic Separate Regional Division No. 41

Elk Island Public Schools Regional Division No. 14

Evergreen Catholic Separate Regional Division No. 2

Foothills School Division No. 38

Fort McMurray Public School District No. 2833

Fort McMurray Roman Catholic Separate School District No. 32

Fort Vermilion School Division No. 52

Foundations for the Future Charter Academy Charter School Society

Golden Hills School Division No. 75

Grande Prairie Roman Catholic Separate School District No. 28

Grande Prairie School District No. 2357

Grande Yellowhead Public School Division No. 77

Grasslands Regional Division No. 6

Greater North Central Francophone Education Region No. 2

Greater St. Albert Roman Catholic Separate School District No. 734

High Prairie School Division No. 48

Holy Family Catholic Regional Division No. 37

Holy Spirit Roman Catholic Separate Regional Division No. 4

Horizon School Division No. 67

Lakeland Roman Catholic Separate School District No. 150

Lethbridge School District No. 51

66	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Listing of Organizations	Schedule 14 (continued)

School Jurisdictions and Charter Schools (continued)

Living Waters Catholic Regional Division No. 42

Livingstone Range School Division No. 68

Medicine Hat Catholic Separate Regional Division No. 20

Medicine Hat School District No. 76

Mother Earth’s Children’s Charter School Society

New Horizons Charter School Society

Northern Gateway Regional Division No. 10

Northern Lights School Division No. 69

Northland School Division No. 61

Northwest Francophone Education Region No. 1

Palliser Regional Division No. 26

Parkland School Division No. 70

Peace River School Division No. 10

Peace Wapiti School Division No. 76

Pembina Hills Regional Division No. 7 (including Alberta Distance Learning Centre)

Prairie Land Regional Division No. 25

Prairie Rose School Division No. 8

Red Deer Catholic Regional Division No. 39

Red Deer Public School District No. 104

Rocky View School Division No. 41

St. Albert Public School District No. 5565

St. Paul Education Regional Division No. 1

St. Thomas Aquinas Roman Catholic Separate Regional Division No. 38

Sturgeon School Division No. 24

Southern Francophone Education No. 4

Suzuki Charter School Society

Valhalla School Foundation

Westmount Charter School Society

Westwind School Division No. 74

Wetaskiwin Regional Division No. 11

Wild Rose School Division No. 66

Wolf Creek School Division No. 72

Post-secondary Institutions

Alberta College of Art and Design

Athabasca University

Banff Centre

Bow Valley College

Grande Prairie Regional College

Keyano College

Lakeland College

Lethbridge College

CONSOLIDATED FINANCIAL STATEMENTS	67

Listing of Organizations	Schedule 14 (continued)

Post-secondary Institutions (continued)

MacEwan University

Medicine Hat College

Mount Royal University

NorQuest College

Northern Alberta Institute of Technology

Northern Lakes College

Olds College

Portage College

Red Deer College

Southern Alberta Institute of Technology

University of Alberta

University of Calgary

University of Lethbridge

Alberta Health Services and Other Health Entities

Alberta Health Services

Health Quality Council of Alberta

The following organizations are accounted for on the modified equity basis in these financial statements:

GOVERNMENT BUSINESS ENTERPRISES (c)

Alberta Gaming and Liquor Commission

Alberta Petroleum Marketing Commission

ATB Financial

Credit Union Deposit Guarantee Corporation

(a)	On April 14, 2016 the Government announced that these agencies will be dissolved and their activities and responsibilities transferred to the parent department.

(b)	On April 14, 2016 the Province announced the amalgamation of the four Alberta Innovates Corporations into one, along with a wholly owned subsidiary corporation.

(c)	Subsidiaries of government organizations and government business enterprises are not included in the list.

68	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

GLOSSARY

Absolute return strategies: Absolute return strategies (hedge funds) encompass a wide variety of investments with the objective of realizing positive returns regardless of the overall market direction.

A common feature of many of these strategies is buying undervalued securities and selling short overvalued securities. Some of the major types of strategies include long/short equity, merger arbitrage, fixed income arbitrage, macroeconomic strategies, convertible arbitrage, distressed securities and short selling.

Accrued interest: Interest income that has been earned but not paid in cash at the financial statement date.

Alternative investments: Investments considered outside of the traditional asset class of stocks, bonds and cash. Examples include hedge funds, private equities, private income, timberland and asset-backed commercial paper.

Amortized cost: Amortized cost is the amount at which a financial asset or a financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Ask price: The price a seller is willing to accept for a security, also known as the offer price.

Asset mix: The percentage of an investment fund’s assets allocated to major asset classes (for example 50% equities, 30% interest-bearing securities and 20% inflation sensitive and alternative investments).

Bid price: The price a buyer is willing to pay for a security.

Cash equivalents: Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short term cash commitments rather than for investing or other purposes.

Credit risk: The risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Currency risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Debenture: A financial instrument showing a debt where the issuer promises to pay interest and repay the principal by the maturity date. It is usually unsecured, meaning there are no liens or pledges on specific assets.

Debt servicing cost: Debt servicing costs consists of interest paid on various forms of government debt.

Deferred capital contribution: The unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific purpose funding received from the Government of Canada or by donation. Deferred capital contributions are recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Defined benefit pension plan: A pension plan that specifies either the benefits to be received by an employee, or the method of determining those benefits, such as a pension benefit equal to two percent of the average of the five highest consecutive years’ salary times the total years of service.

Derecognition: The removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Derivative contract: Financial contracts, the value of which is derived from the value of underlying assets, indices, interest rates, or currency rates. They usually give rise to a financial asset of one party and a financial liability or equity instrument of another party, require no initial net investment, and are settled at a future date.

Discount: The difference between the price paid for a security and the security’s par or face value. Because price fluctuates with interest rates, price will differ from the face value. For example, if interest rates are higher than the coupon rate, then the security is sold at a discount.

Emerging market: An economy in the early stages of development, with markets of sufficient size and liquidity, and receptive to foreign investment.

CONSOLIDATED FINANCIAL STATEMENTS	69

Glossary (continued)

Endowment funds: Endowment funds generally are established by donor gifts and bequests to provide a permanent endowment, which is to provide a permanent source of income, or a term endowment, which is to provide income for a specified period. The endowments may or may not be restricted in how they are used.

Fair value: The amount of consideration agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is similar to market value.

Financial asset: An asset that could provide resources to pay liabilities or finance future operations. A financial asset could be cash, a right to receive cash or another financial asset from another party, a right to exchange financial instruments with another party under conditions that are potentially favourable, or equity of another entity.

First-in, first-out: A method of valuing inventory where the cost of the first goods purchased or acquired is the cost assigned to the first goods sold. Therefore, the cost allocated to the inventory items on hand at the end of the period is the cost of those items most recently acquired.

Fixed income instrument: Interest bearing instrument that provides a return in the form of fixed periodic payments and eventual return of principal at maturity, or money market instrument such as treasury bills and discount notes.

Floating rate: An interest rate that is reset periodically, usually every couple of months or sometimes daily.

Hedging: An activity designed to manage exposure to one or more risks. When management designates a hedging relationship, it must identify the specific items included in the hedging relationship, the risk that is being hedged, and the period over which the hedging relationship is intended to be effective. The designation of the hedging relationship is documented formally in the entity’s records when designation occurs.

Interest rate risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in market interest rates.

Liquidity: The ease with which an asset can be turned into cash and the certainty of the value it will obtain.

Modified equity: Under the modified equity method, the equity method of accounting is modified only to the extent that the government business enterprise’s accounting principles are not adjusted to conform with those of the government. Thus, the government aggregates a government business enterprise’s net assets and net income by adjusting the investment shown in the government’s consolidated statement of financial position and by presenting the net income as a separate item on the government’s consolidated statement of operations.

Net realizable value: The selling price less the estimated costs of completion and costs necessary to make the sale.

Par value: A value set as the face or principal amount of a security, typically expressed as multiples of $100 or $1,000. Bondholders receive par value for their bonds at maturity.

Prepaid expenses: An expenditure that is paid for in one accounting period, but which will not be entirely consumed until a future period. Consequently, it is carried on the Consolidated Statement of Financial Position as an asset until it is consumed.

Present value: Today’s value of one or more future cash payments, determined by discounting the future cash payments using interest rates.

Price risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Prior year expenditure refunds: When recoveries of overpayments occur in the current year that are related to an expenditure of prior years, the recovery is accounted for as revenue of the current year.

Private equity: An ownership interest in a privately held company.

Public private partnership (P3): A legally-binding contract between the Province and one or more public or private partners for the provision of assets and the delivery of services that allocates responsibilities and business risks among the various partners.

70	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

Glossary (continued)

Realized gains and losses: Gains or losses are realized when investments are sold at a price over or below its book value and selling costs.

Refinancing risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate due to refinancing.

Segment: A distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

SUCH: It is an acronym for schools, universities, colleges and hospitals.

Temporary loss: Determining when a loss is other than temporary is a matter of judgment, but it is generally presumed if a condition indicating a loss in value has persisted for a period of three or four years.

Unmatured debt: Unredeemed Government securities that have not matured and that are issued in respect of money raised under section 56(1) of the Financial Administration Act, and the total outstanding borrowings of Alberta Social Housing Corporation.

Yield curve: A graphic line chart that shows interest rates at a specific point for all securities having equal risk, but different maturity dates.

CONSOLIDATED FINANCIAL STATEMENTS	71

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72

■ MEASURING UP

73

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74

MEASURING UP	75

MANAGEMENT’S RESPONSIBILITY FOR REPORTING

Responsibility for the integrity and objectivity of the performance results reported in the province’s annual performance report Measuring Up, a component of the Government of Alberta’s Annual Report, rests with the government. Measuring Up is prepared by the Assistant Deputy Minister of Budget Development and Reporting under the general direction of the Deputy Minister of Treasury Board and Finance as authorized by the President of Treasury Board and Minister of Finance pursuant to Section 8 of the Fiscal Planning and Transparency Act.

Under Section 8, the government is to prepare and make public on or before June 30 of each year an annual report for the Province of Alberta for the fiscal year ended on the preceding March 31. The annual report must include a comparison of the actual performance results to the targets included in the government strategic plan and an explanation of any significant variances. Measuring Up is published with the consolidated annual report of the Government of Alberta that forms part of the Public Accounts.

In order to meet government reporting requirements, the Assistant Deputy Minister of Budget Development and Reporting obtains performance results relating to each ministry as necessary. Deputy heads in each ministry are responsible for maintaining management and internal control systems to ensure that the information provided by their ministry, including performance measure reporting and results reporting for key initiatives and activities, for presentation in Measuring Up is prepared in accordance with the following criteria:

Reliability— information used in applying performance measure methodologies agrees with underlying source data for the current and prior years’ results.

Understandability—the performance measure methodologies and results are presented clearly. This includes reported results on key strategies and initiatives undertaken by the ministry.

Comparability—the methodologies for performance measure preparation are applied consistently for the current and prior years’ results.

Completeness—outcomes, performance measures and related targets match those included in Budget 2015.

Measuring Up is reviewed by the Audit Committee, which is established under the Auditor General Act. Annually, Measuring Up is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

Original signed by

Lorna Rosen

Deputy Minister of Treasury Board and Finance

June 22, 2016

76	GOVERNMENT OF ALBERTA 2015–16 ANNUAL REPORT

READERS’ GUIDE

Budget 2015 – Supporting Jobs, Supporting Families: The Alberta Way was based on the following three themes: Stabilizing funding for key public services; returning to fiscal balance; and supporting jobs, economic growth and diversification.

Aligned with these themes, the Government of Alberta (GoA) 2015–18 Strategic Plan identified the following eight outcomes on which to assess the government’s performance over the 2015–16 fiscal year. Key activities and initiatives, undertaken by GoA ministries are outlined for each outcome. Please note that additional activities and initiatives and further discussion of results for the initiatives and activities outlined below, are included in ministry 2015–16 annual reports.

OUTCOME ONE:	Alberta has an open, sustainable and increasingly diversified economy that attracts investment and facilitates diversification and expands market access.

Key activities and initiatives undertaken by GoA ministries include:

■	Reducing economic reliance on oil by building on strengths to increase economic activity in other key sectors;

■	Increasing Alberta’s general minimum wage by one dollar per hour to $11.20 and increasing the liquor server minimum wage by one dollar and 70 cents to $10.70. The government is monitoring business confidence and overall economic conditions and will consider these factors when contemplating any future increases to the minimum wage;

■	Promoting Alberta home-grown businesses and entrepreneurship by expanding capital available to Alberta Treasury Branches to support lending to small and medium-sized businesses;

■	Increasing the amount of money available to Alberta’s venture capital community through the Alberta Enterprise Corporation; and, targeting a portion of the Alberta Investment Management Corporation’s Investment portfolio on latter-stage growth capital;

■	Modernizing royalties to create a simpler, more transparent and efficient system for oil and gas wells drilled after 2016 that encourages investment, job creation and economic activity;

■	Investing in infrastructure and establishing a Capital Plan that is well-aligned with facilitating economic prosperity, attracting investment and meeting the needs of a growing population in Alberta; and

■	Building relationships with trading partners and looking beyond provincial and national borders to explore market access opportunities and attract investment.

OUTCOME TWO:	Alberta’s education system enables all Albertans to develop the necessary skills to participate in a diversified, 21st century economy.

Key activities and initiatives undertaken by GoA ministries include:

■	Stabilizing funding and support for Alberta’s education system. This includes creating respectful learning environments and working collaboratively with Indigenous partners to ensure Indigenous students have the instructional supports they need;

■	Investing in an accessible high-quality education system that provides relevant skills and key competencies, so Alberta has a knowledgeable and capable workforce that meets employers’ needs;

■	Investing in post-secondary education to ensure it is accessible and affordable. This includes implementing a two-year tuition freeze;

■	Continuing to build and modernize schools in order to accommodate enrollment and improve learning conditions for children; and

■	Working to re-establish the Summer Temporary Employment Program to support students in obtaining employment by helping them gain work experience and building transferable skills.

MEASURING UP	77

READERS’ GUIDE

OUTCOME THREE:	Alberta supports and preserves a natural environment for Albertans that has clean air, water and protected wilderness areas.

Key activities and initiatives undertaken by GoA ministries include:

■	Developing a Climate Leadership Plan based on the Climate Change Advisory Panel’s recommendations;

■	Engaging and supporting First Nations and Métis to fully participate in the Climate Leadership Plan;

■	As part of the Climate Leadership Plan, take action to phase out coal-fired electricity generation to reduce greenhouse gas emissions; and, encourage cleaner, greener sources of electricity, including wind, solar and more industrial cogeneration in the oil sands;

■	Continuing to support new and expanded public transit through the Green Transit Incentives Program;

■	Improving the province’s environmental monitoring and reporting system; and

■	Upgrading and modernizing existing government parks and infrastructure assets.

OUTCOME FOUR:	A health care system that is sustainable, patient-focused and meets the needs of a growing province.

Key activities and initiatives undertaken by GoA ministries include:

■	Stabilizing the public health care system by providing predictable, long-term funding;

■	Decreasing the annual growth rate of the health budget;

■	Designing a new model for public home care to enhance and stabilize the health-care system by directing care to where individuals need it;

■	Developing a mental health strategy to meet Albertans’ needs for mental health services; and

■	Working with other jurisdictions to address the rising cost of prescription drugs.

OUTCOME FIVE:	A system of supports for seniors that will assist them in remaining independent and participating in their communities.

Key activities and initiatives undertaken by GoA ministries include:

■	Finalizing plans to create 2,000 public long-term and high-acuity spaces over the next four years;

■	Repairing hospitals and seniors’ facilities and constructing new facilities;

■	Providing individual and community-based supports that enable seniors to stay in their homes and remain active in their communities; and

■	Creating opportunities for seniors to leverage their resources to contribute to their independence.

OUTCOME SIX:	An integrated approach to improving the socio-economic well-being of all Albertans.

Key activities and initiatives undertaken by GoA ministries include:

■	Working collaboratively with community partners and other levels of government on an integrated service delivery approach that focuses on the individual’s unique needs and circumstances (Alberta Supports);

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READERS’ GUIDE

■	Reducing family violence and bullying through initiatives such as the Family and Community Safety Program;

■	Increasing the emphasis on preventative programs and services;

■	Continuing to work with parents and communities to deliver quality programs and services focused on early childhood development;

■	Developing plans to implement the new Alberta Child Benefit and enhanced Alberta Family Employment Tax Credit (as detailed in Budget 2016); and

■	Engaging stakeholders in the review of the Legal Aid structure and process and ensuring vulnerable Albertans are protected and supported.

OUTCOME SEVEN:	Indigenous communities and peoples participate as equal partners in Alberta’s economy and society.

Key activities and initiatives undertaken by GoA ministries include:

■	Enhancing collaboration and ongoing dialogue and creating opportunities for partnerships with Indigenous peoples to achieve progress in mutually identified priority areas;

■	Engaging with Indigenous governments, organizations and peoples on the implementation of the United Nations Declaration on the Rights of Indigenous Peoples;

■	Devoting new energy to address the gaps in educational achievement between Indigenous and non-Indigenous students by building partnerships and support for Indigenous peoples to use their skills, knowledge and perspective in the workforce; and

■	Supporting business development opportunities for Indigenous entrepreneurs and Indigenous community-owned business.

OUTCOME EIGHT:	Increased gender equality in Alberta.

Key activities and initiatives undertaken by GoA ministries include:

■	Developing evidence-based recommendations for a mandate and structure for the new Status of Women ministry;

■	Continuing programs to increase women’s leadership in the Government of Alberta;

■	Exploring ways to remove social and economic barriers that suppress women’s full and equal participation in society; and

■	Increasing support for organizations taking initiatives to end violence against women and within families.

Measuring Up is part of the Alberta government’s commitment to be accountable and transparent to the people of Alberta. It endeavours to go beyond the reporting of financial information by answering the questions: what did the government achieve with the dollars spent and what progress did the government make? Answering these questions is accomplished by reporting progress made on key activities and initiatives under the eight outcomes discussed above and reporting the results of performance measures compared to their achievement targets as committed to in the GoA 2015-18 Strategic Plan. When comparing targets to results, readers will notice that sometimes targets do not correspond directly with a measure’s previous or current results. Targets may be set before these results are known or may be based, not on projected results, but instead on public expectations or comparisons to the results that other organizations have achieved.

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READERS’ GUIDE

In addition to performance measures, the outcomes in the 2015-18 Government of Alberta Strategic Plan have performance indicators. Performance measures illustrate what progress is being achieved relative to desired outcomes, while indicators help outline the bigger picture and long-term outcomes.

Readers will also notice that, for outcome eight, there are no performance measures or indicators identified in the GoA 2015-18 Strategic Plan. Performance measures and indicators related to the participation of women are reflected in Budget 2016 and will therefore be reported on in Measuring Up 2017.

STRATEGIC CONTEXT

The Government of Alberta faces a number of important challenges, in carrying out its operational functions and achieving the outcomes outlined in the GoA Strategic Plan.

Fiscal and Economic Environment

Albertans expect their government to effectively and efficiently deliver quality programs and services. The province’s 2015 financial plan was based on three key pillars: stabilizing key public services; moving forward on a prudent, sensible and responsible fiscal plan to return to a balanced budget; and, building partnerships with Alberta’s job creators to create employment and build prosperity.

A significant challenge continues to be managing needs and expectations for the delivery of key public services in an environment where a significant revenue stream has dropped and, while on the path to recovery, will take several years to stabilize. In 2014-15, the province booked $8.9 billion in non-renewable resource revenue and in 2015-16, non-renewable resource revenue was almost 70% lower at $2.8 billion. The drop in oil prices demands that the government follow a disciplined and clear plan that allows government to play its “shock absorber” role in the short-term, while returning to balance in a responsible way and ensuring quality key public services and programs are maintained.

Government must also recognize that the global competitive environment does not step aside or go “on hold” in times of fiscal constraints. Rather, it demands, even more, that trading partners and the development of potential markets remain key priorities for governments, particularly when delivering on a commitment to growth and economic prosperity.

Governance

To develop and deliver policies, programs and services that address a range of interests and concerns from a diverse and ever-changing public, government must be innovative and engaged, particularly in times of fiscal constraints. Accounting for the province’s growing social and commercial diversity while promoting economic growth and diversification, protecting the environment and strengthening public services continues to be a challenge.

A Growing and Diverse Population

By 2020, it is estimated that the population of Alberta will be about 4.5 million people, with a projected population of about six million by 2041. The majority of this growth will come from migration (over 1.1 million) with international sources accounting for most of the migration (840,000). The province’s population will also grow older, with the number of seniors expected to more than double by 2035, accounting for more than one million people. Each demographic group has unique interests and often different priorities, a shifting demographic profile characterized by evolving needs for social supports, health care, education, housing, infrastructure and transportation, justice and protective services, and recreation and cultural amenities.

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STRATEGIC CONTEXT

Capability to Deliver Results

The government relies on its employees, internal infrastructure and logistical support, strong relationships with other stakeholders and a well-functioning legal and regulatory system to deliver outcomes for Albertans.

Employees

Maintaining stable public services is vital to addressing complex challenges and meeting the growing needs of citizens. Government is committed to strengthening the Alberta Public Service (APS) as an inclusive and innovative organization where all employees are able to develop and contribute their best. Current areas of focus are delivering initiatives to support a diverse workforce with the capacity and expertise to serve Albertans, improving employee engagement across the public service and strengthening policies and practices in human resource management.

In 2015-16, highlights of achievements include newly designed performance agreements for use by all APS employees. These agreements will ensure all employees know how their work contributes to the priorities of the government, what expectations supervisors have of them, and is the mechanism to report on progress in delivering results. An employee engagement survey was also undertaken in 2015-16. Results from the survey will be analyzed to understand the needs of the workforce and identify the organization’s strengths and areas for improvement. Government-wide and department-specific engagement plans will be developed during 2016-17, with regular reporting on results. A talent management framework was also created in 2015-16 that serves as the foundational structure for all human resource programs and services across the government. It will help to create a culture and environment where APS employees can flourish by receiving a consistent and streamlined employee experience in acquisition, engagement, succession and development. Policy capacity across GoA was enhanced through the APS Policy Matters Conference which was planned over the past year and delivered in June 2016. It helped to equip employees with skills to provide sound policy advice. The latest intake of GoA Policy Internship Program was also launched and received a record number of highly qualified applicants.

Infrastructure and Logistical Support

Enterprise and ministry support services provide critical support to front-line employees, fostering the effective and efficient delivery of programs and services. These services include policy capacity, planning, the provision of owned and leased office space, financial, legal and human resource services, information technology, information management, procurement and other logistical services. Developments in 2015-16 include:

■	Implementation of a standard capital asset management application that is being used by all departments to track over 80,000 GoA capital assets;

■	Development of the GoA Cyber Security Strategy and Program Plan to define cyber threats, and the implementation of the Cyber Security Intelligence Service enabling the government to gather intelligence and conduct analysis to ensure threats are identified and dealt with before they become issues; and

■	Developing a cross-government application repository that provides key application information (age, business criticality and disaster recovery capability).

Relationships

While in many cases the government delivers programs through its departments and related entities, the relationships that it has with municipal, provincial and federal governments, the private and non-profit sectors and Indigenous governments and organizations play an important role in the government’s capability to deliver results for Albertans.

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STRATEGIC CONTEXT

Key developments in 2015-16 include:

■	On February 3, 2016 Premier Rachel Notley and Prime Minister Justin Trudeau agreed to take joint action in three principal areas: jobs and the economy, clean growth and climate change, and energy infrastructure and market access. The meeting was the first between a Canadian prime minister and an Alberta premier in Edmonton since 2005;

■	The Protocol Agreement on Government to Government Relations between the Government of Alberta and Treaty 6, 7 and 8 expired March 31, 2013. The agreement was extended until a new agreement could be developed. Since that time, the government has been actively working towards signing new individual agreements with Treaty 6, 7 and 8 organizations. It is anticipated that a Protocol Agreement will be signed with Treaty 8 in 2016; and

■	The work around the modernization of the Municipal Government Act (MGA) that began in 2012, and includes, as a key component, an emphasis on municipal partnerships and collaborative approaches to the delivery of services, has been meeting some key milestones. The government introduced a Bill in the Legislative Assembly in May 2016 to put forth the final round of proposed amendments to the MGA. Albertans will provide feedback throughout the summer of 2016 before the proposed legislation is reintroduced in the Legislature later in the year. The aim is to have the new Act ready and enacted before the fall 2017 municipal elections.

Legal and Regulatory System

The government also uses its legal and regulatory powers to influence the decisions of individuals and communities. Regulation can help achieve important outcomes in many areas, including safety, human rights, health and government accountability. In 2015-16, key regulatory developments include:

■	An Act to End Predatory Lending was passed in May 2016 which will strengthen consumer protection in Alberta so that a short-term loan in a time of need does not lead to a cycle of debt;

■	Research indicates that distracted driving contributes to between 20 and 30 per cent of all collisions and that distracted drivers are three times more likely to be involved in a collision than attentive drivers. Effective January 1, 2016, distracted driving convictions began to include three demerits as well as the current $287 fine;

■	In response to national legal developments, an Advisory Committee on Physician-Assisted Death has been tasked with seeking input from Albertans on topics such as age eligibility, location and type of services, advanced directives, reflection period, and whether publicly-funded institutions may opt out;

■	The government also prepared a document called “Guidelines for Best Practices: Creating Learning Environments that Respect Diverse Sexual Orientations, Gender Expressions and Gender Identities” to assist school authorities when addressing the needs of individuals with diverse sexual orientations, gender expressions and gender identities. The guidelines are also reflective of recent policy shifts in the Alberta Human Rights Act, Alberta Bill of Rights and provincial School Act; and

■	The Securities Amendment Act was passed in May 2016 to update and further harmonize Alberta securities laws with those in other jurisdictions across Canada. The amendments are in place to enhance the protection of Alberta investors, promote the operation of a fair and effective Alberta capital market, and manage and minimize systemic risks.

Emergency Management

As the climate changes, disaster events such as floods and wildfires are occurring more often. This produces a significant impact on emergency prevention and mitigation, preparedness, response, recovery and safety services. The Government of Alberta is committed to implementing lessons learned from previous disasters and emergencies, and ensuring that when Albertans are impacted by such events, government acts quickly and effectively to help them recover. This has proven extremely valuable as the government provides support to the Regional Municipality of Wood Buffalo and its residents in its response to, and recovery from, the Fort McMurray wildfire that began in early May 2016.

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RESULTS AND ACCOMPLISHMENTS

Government is committed to growing prosperity and supporting an open, sustainable and diversified economy that attracts investment, encourages innovation and facilitates market access. In October 2015, government established the Premier’s Advisory Committee on the Economy with a mandate to provide expert advice to the premier and government. With members from various sectors including industry, academia, non-profit, labour, research and innovation, the committee will provide ongoing advice on diversification initiatives that identify, promote and develop non-energy related economic activity, innovation and job creation.

Modernized Royalty System

In January 2016, government announced it would modernize royalties for oil and gas wells drilled after 2016 to create a simpler, more transparent and efficient system that encourages job creation and investment, rewards innovation and increases returns to Albertans over time. The modernized royalty framework for crude oil, natural gas and liquids sets out a structure to encourage the reduction of costs in the industry and remove some existing disincentives to activity based on differences in royalty treatment. As well, the effects of existing royalty programs would be included but reduced at higher prices. This is expected to increase net revenues shared by Albertans and industry in all price environments.

Enhanced royalty processes for the oil sands will encourage efficiency, transparency and accountability. Further, the government announced the establishment of the Energy Diversification Advisory Committee that will provide advice on additional steps Albertans can take to build a more diversified and resilient energy economy.

Access to Capital and Investing in Growth

In October 2015, government announced an investment of $50 million (25 million in each of 2015-16 and 2016-17) to the Alberta Enterprise Corporation to attract and drive venture capital investment in start-up and early-stage technology companies in the province. Government also expanded the capital available to Alberta Treasury Branches by $1.5 billion to support lending to small and medium-sized businesses.

In alignment with the government’s economic growth and diversification plan, the Petrochemicals Diversification Program was announced on February 1, 2016. Building on Alberta’s large supply of methane and propane, the program will capitalize on the growing global demand for related higher value products and promote greater energy processing in Alberta. By providing incentives through royalty credits, to a total of $500 million, the program will encourage investment in new processing facilities by helping to offset Alberta’s high construction and transportation costs.

In the fall of 2015, government also mandated the Alberta Investment Management Corporation to focus up to three per cent of Heritage Fund dollars for latter-stage growth capital.

Supporting Small and Medium-sized Enterprises

Small and medium-sized enterprises (SMEs) are an invaluable part of the province’s economic landscape and are important job creators that contribute to diversifying and strengthening Alberta’s economy. In 2015-16, government announced $5 million in additional funding for the Enhanced Innovation Voucher and SME Support Program to support innovative Alberta businesses to commercialize high-tech, made-in-Alberta solutions. Administered by Alberta Innovates – Technology Futures, the program helps small and medium-sized innovative and technology-based businesses access services such as marketing and feasibility analysis.

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Tourism

Also essential to diversifying the economy is Alberta’s tourism industry, accounting for approximately 127,000 full-time equivalent jobs in Alberta (2013). Visitor spending impacts many industries including the transportation, retail, accommodation, food and beverage, culture, recreation and entertainment industries. Alberta’s reputation as a world-class tourist destination continues to grow, and in 2014, there were over 34.7 million person-visits, generating tourism expenditures of over $8.3 billion. These expenditures are estimated to have a net economic impact of approximately $9.2 billion across tourism-related industries (2013) (see performance measure Total Tourism Expenditures on page 86).

Reducing Barriers to Trade, Increasing Market Access and Attracting Investment

Another key component to achieving economic prosperity is building relationships with trading partners and looking beyond provincial and national borders to explore market access opportunities and attract investment. In 2015-16, government led and co-led numerous missions across four strategic geographic regions: emerging markets (countries in Latin America and the Caribbean, the Middle East and Africa, South and Southeast Asia, Australia and New Zealand), Europe, Northeast Asia (priority markets of Greater China, Japan and Korea) and United States. Government also continues to play an active role in Trans-Pacific Partnership (TPP) negotiations.

Achieving market access captures the full value of the province’s oil resources by reducing market-based price differentials. In order to achieve increased market access, the government is actively participating in national pipeline regulatory processes, building relationships through diplomacy and working with key stakeholders, working with industry to ensure accuracy of information, and promoting one of the most progressive climate frameworks in the world.

In 2015-16, government continued to build Alberta’s profile as a partner and reliable supplier of premium agriculture, food and forestry products to increase trade and exports. In 2015-16, 26 Alberta exporters were introduced to new markets. Alberta’s agri-food exports by market and by sector continue to grow (see performance measures Agri-food Exports by Sector and Agri-food Exports by Market on page 85). Further, Alberta’s International Offices also led and co-led several successful initiatives in support of Alberta companies’ trade and investment attraction. The Alberta New Delhi Office led Alberta’s September 2015 petroleum marketing mission to New Delhi and the Alberta Singapore Office partnered with the Alberta Petroleum Marketing Corporation in September 2015 to engage with Singapore-based global energy and crude traders for the purpose of positioning Alberta as a reliable energy supplier.

Investing in Infrastructure

To facilitate economic prosperity, attract investment, and meet the needs of a growing population in Alberta, the quality of public facilities and infrastructure must be maintained. In 2015-16, government announced a 15 per cent increase over five years to the Capital Plan. The five-year investment of $34 billion was allocated to support modern, efficient infrastructure for Alberta families and businesses, including $3.8 billion for schools, $4.7 billion for roads and bridges, $2.2 billion for health facilities and equipment and $4.4 billion in new projects and programs. As well, maintenance funding was increased to $4.9 billion to address the most pressing deferred maintenance needs and to stop the overall deterioration of Alberta’s public infrastructure.

Through the Municipal Sustainability Initiative, the government provided $848.7 million in 2015-16 to municipalities to support a wide range of local priority infrastructure projects including: roads, bridges, public transit services, vehicles and facilities; recreation, parks, sports and community facilities; water, wastewater and storm water systems; disaster and emergency services and facilities; and other municipal infrastructure.

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PERFORMANCE MEASURES AND INDICATORS

AGRI-FOOD EXPORTS BY SECTOR ($ MILLIONS) Performance Measure

A broader base of export destinations allows industry to benefit from opportunities in emerging markets while maintaining established markets, which is important to the growth and diversification of the agriculture and forest sectors.

In 2015, Alberta’s total agri-food exports set another record at $10.2 billion, of which processed agricultural products accounted for 47 per cent of the total. Exports of processed products increased in 2015, exceeding the target of $3.9 billion, while commodity exports declined. Although the target of $5.5 billion was not met, primary commodities accounted for over one-half of Alberta total agri-food exports. Revenue from exports of processed or manufactured products, worth $4.8 billion, grew 13 per cent over the previous calendar year, due to higher values and/or quantities of meats, crude canola oil, processed potatoes, animal feed and malt.

Overall, in 2015, the export trend continued to shift towards processed or manufactured products and the gap between primary and manufactured exports has narrowed.

AGRI-FOOD EXPORTS BY MARKET ($ MILLIONS) Performance Measure

* Excluding the USA

In 2015, Alberta agri-food exports reached another record at $10.2 billion, exceeding both the target of $9.4 billion and the 2014 record of $9.7 billion. The low Canadian dollar and continued high livestock prices, particularly for meats, contributed to the increase. Gains were reported mainly in exports of processed or manufactured products such as meats, crude canola oil, processed potatoes, animal feeds, malt and processed cereals, among others. Exports of processed products increased, exports of primary commodities declined.

While agri-food revenues are driven by market conditions and are not wholly under the government’s control, growth in revenue does act as an indicator of success in trade development activities.

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TOTAL TOURISM EXPENDITURES IN ALBERTA ($ BILLIONS) Performance Measure

The 2014 result of $8.3 billion was $0.4 billion higher than the 2013 result of $7.9 billion and $0.6 billion higher than the target of $7.7 billion. Spending by Albertans is the largest contributor to total tourism expenditures, accounting for 60.4 per cent of the total.

Expenditures by visitors from the United States increased by 12.1 per cent and expenditures by overseas visitors increased by 21.8 per cent in 2014. This may be attributed to several factors, including increased awareness of Alberta as a result of the Travel Alberta brand and marketing efforts, the low Canadian dollar, the recovery in the United States’ economy, as well as improved air access from select markets in the United States, Europe and Asia.

Tourism is essential to diversifying Alberta’s economy. In 2015-16, government worked to further expand the industry with a goal of generating $10.3 billion in economic activity annually by 2020. Government invests in world-class facilities and infrastructure that will attract more visitors, enhance Alberta’s reputation and ensure accessible travel opportunities for families in Alberta. In 2015-16, $67.7 million was provided for tourism marketing and development, including: $56 million to support tourism marketing initiatives through Travel Alberta and $11.7 million to support tourism development and investment attraction.

ALTERNATIVE AND RENEWABLE ENERGY GENERATION (MEGAWATTS) Performance Indicator

In Alberta, alternatives are defined as energy sources such as natural gas cogeneration that are more efficient than traditional energy sources like coal or natural gas for the production of electricity. Renewable generating capacity is the maximum electric output a generating unit can produce without exceeding the design limits. The capacity is measured in megawatts and is capacity that is generated by energy sources that can be regenerated, including wind, hydroelectricity, and biomass. Cogeneration is the use of a heat engine or power station to generate electricity and useful heat at the same time. Cogeneration is a thermodynamically efficient use of fuel. In separate production of electricity, some energy must be discarded as waste heat, but in cogeneration some of this thermal energy is put to use. All thermal power plants emit heat during electricity generation, which can be released into the natural environment through cooling towers, flue gas, or by other means.

Over the past five years, alternative and renewable generating capacity has grown steadily with a 24 per cent increase from 2011 to 2015. This was largely driven by growth in both wind and gas cogeneration. Alberta’s renewable energy policy framework has created a stable environment to encourage growth in alternative and renewable technologies.

A number of programs exist to support the development of alternative and renewable energy in the province. For example, the Bioenergy Producer Credit Program, finalized on March 31, 2016, was a five-year program that supported the production of energy products from biomass. In 2015-16, almost $70 million was paid to grant recipients under the program.

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RESULTS AND ACCOMPLISHMENTS

Investing in an accessible high-quality education system and helping employers find and retain the workers they need are two critical investments in building the foundation for Alberta’s economy to grow, diversify and compete.

Kindergarten to Grade 12 Enrolment Growth

In 2015-16, government continued to work with school boards and communities to address enrolment growth and ensure students have every opportunity to succeed. In May 2015, government restored $103 million in funding, cut by the previous government, and since Budget 2015 in October 2015, an additional $333 million was allocated to address enrolment growth and support student learning. This funding supported the hiring of more teachers, including diverse learning teachers, and put specific supports in place for vulnerable students, including Indigenous learners.

Inclusive Learning Environments

Creating learning environments that respect diverse sexual orientations, gender identities and gender expressions continues to be a priority for government. In 2015-16, government released a new resource to assist school boards in drafting policies to support welcoming, caring, respectful and safe schools. The resource, “Guidelines for Best Practices: Creating Learning Environments that Respect Diverse Sexual Orientations, Gender Identities and Gender Expressions” will assist school authorities when addressing the needs of individuals with diverse sexual orientations, gender expressions and gender identities.

Government also remains committed to working collaboratively with Indigenous education partners and with the federal government to ensure Indigenous students have the instructional supports they need, while receiving an education that reflects their rich culture and perspectives. A 2015-16 Agreement between the Government of Alberta and the Kee Tas Kee Now Tribal Council, is the first of its kind in Alberta and will benefit students from five First Nations in northern Alberta. The agreement outlines the framework for establishing a First Nations education authority, enhances second-level supports and strengthens the capacity to provide education to these students in a culturally-relevant environment in order to increase attendance and high school completion.

The 2015-18 Building Collaboration and Capacity in Education (BCCE) grant program facilitates collaboration between provincial school authorities and First Nations to increase opportunities for First Nations students to receive comprehensive and coordinated education programs and services that are responsive to their needs. Over 80 per cent of the 48 First Nations communities in Alberta have applied for funding under the BCCE.

Career and Technology Foundations

In March 2016, government announced the Career and Technology Foundations (CTF) program for students in Grades 5 to 9. The CTF program, which provides a foundation for students to transition into Career and Technology Studies in Grade 10 through 12, helps students explore their interests, learn from industry professionals, and better understand their career options before entering high school. With CTF, students develop critical thinking, collaboration and communication skills through hands-on learning within occupational, practical and community settings.

Post-secondary Education System

In 2015-16, government took a number of steps to ensure that post-secondary education is accessible and affordable. To start, government froze tuition fees at 2014-15 levels for two years. It also directed institutions to freeze mandatory non-instructional fees and apprenticeship material fees, and cancelled previously approved market modifier tuition increases in 25 programs at 10 institutions.

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As part of its commitment to provide stable and predictable funding for the post-secondary system, government increased base funding for post-secondary institutions by two per cent in 2015-16 – an increase of $40.3 million over 2014-15. Government also provided post-secondary institutions with $16 million in funding to cover lost revenues associated with the tuition freeze and $22 million to cover the cancellation of the previously approved market modifier increases. Further, government provided over $536.8 million in Alberta student loans and $45 million in grants to support over 70,000 students in 2015-16.

Alberta’s Labour Force

A strong economy requires an active labour force. The labour force participation rate provides an indication of the relative size of the supply of labour available for the production of goods and services. At 73.0 per cent, Alberta had the highest labour force participation rate in Canada in 2015. Alberta’s participation rate is significantly higher than the national labour force participation rate of 65.8 per cent (see performance indicator Labour Force Participation on page 89).

In 2015-16, government re-established the Summer Temporary Employment Program (STEP) which helps students gain valuable work experience while helping non-profit organizations, small businesses and other employers access a new workforce. For the first time, STEP was made available to small businesses. This is an important expansion of the program at a time when having a job is top of mind for so many Albertans. STEP is expected to provide wage subsidies for over 2,600 student positions in summer 2016.

Over the course of the year, government also invested significant resources to improve labour force participation. This included $645,000 in program grants to support career counselling and job placements to assist veterans, reservists and individuals retiring or releasing from the armed forces transition to civilian employment. In addition, over $1.2 million in funding was provided to Women Building Futures to help women build careers in the construction trades and over $150,000 was allocated to help individuals from under-represented populations to find careers in the food-service industry. Also, in 2015-16, the Alberta Immigrant Nominee Program (AINP) issued 5,500 nomination certificates resulting in 11,365 individuals (nominees along with their spouse/common law partner and dependent children) having the opportunity to become permanent residents of Canada (see performance indicator Success of AINP on page 90).

Canada-Alberta Job Grant (CAJG)

The objective of CAJG is to train current and new employees with the skills required to not only improve their performance in existing roles, but also to provide the skills required for future employment. Employers contribute a minimum of one-third for direct training costs, such as tuition and books, and the CAJG contributes up to two-thirds, to a maximum of $10,000 per trainee. In 2015-16, over $16 million in funding was committed for almost 3,800 applications, resulting in over 11,000 approved training courses for Albertans.

Infrastructure

Government made significant investments in post-secondary infrastructure in 2015-16. On a consolidated basis, a total of $726 million was spent on post-secondary capital projects during the year, which includes projects self-funded by post-secondary institutions. Major projects directly funded by government include the NAIT Centre for Applied Technology, NorQuest College expansion and retrofit, University of Calgary Schulich School of Engineering, Mount Royal University Library and Learning Centre, Lethbridge College Trades and Technology Renewal and Innovations project and MacEwan City Centre Campus. Further, government made progress on the 200 school projects currently underway, with more than 60 per cent under construction or complete.

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PERFORMANCE MEASURES AND INDICATORS

LABOUR FORCE PARTICIPATION

(RANK AND PERCENTAGE) Performance Measure

Alberta’s ranking compared to the 10 provinces:

Alberta had the highest labour force participation rate in Canada in 2015, meeting the target rank of 1st. The labour force participation rate increased slightly in 2015, from 72.7 per cent in 2014. Alberta continues to rank number one among all Canadian provinces, with a participation rate 2.9 percentage points higher than number two-ranked Saskatchewan. Alberta’s rate is significantly higher than the national labour force participation rate of 65.8 per cent. The Alberta government works with business, industry and the federal government to increase the labour force participation of Albertans to help meet the province’s labour force needs.

LOST-TIME CLAIM RATE (LTCR) (NUMBER) Performance Measure

The LTCR decreased to 1.26 in 2015 which is an improvement from 1.35 in 2014 and below the target at 1.35. With the exception of 2011, the LTCR has seen a definitive decrease since 2007.

Government efforts to improve the LTCR include working with employers who have high rates of injury and disease to improve their safety management systems. Government also increases awareness of workplace safety and promotes safe practices in the workforce through issuing Certificates of Recognition to employers who develop health and safety programs that meet established standards. The LTCR is also affected by external forces arising from the economic cycle. For example, economic prosperity usually brings a large number of inexperienced workers into workplaces.

COMPARISON OF LABOUR FORCE PARTICIPATION Performance Indicator

	2011	2012	2013	2014	2015
All Albertans	73.6	73.6	73.1	72.7	73.0
Aboriginal Albertans living off-reserve	67.5	71.0	71.9	72.2	70.7
Alberta’s immigrant population	70.2	70.1	68.4	69.9	70.4
Alberta youth (15–24)	69.9	68.2	67.9	67.4	68.6

This performance indicator helps to show areas where Alberta’s labour force may not be as strong and can be used to formulate employment policies, determine potential training needs and inform the development of targeted programs.

Alberta’s labour force participation rate increased slightly compared to 2014. This reverses a mild declining trend that had occurred over the past few years. The rate for Aboriginal Albertans living off-reserve decreased in 2015, compared to 2014. In 2014, the labour force participation rate for Aboriginal Albertans living off-reserve was at its highest rate in the last five years.

The rate for landed immigrants in Alberta increased in 2015 compared to 2014. In 2015, labour force participation rate for landed immigrants was at its highest level in the past six years.

ACHIEVEMENT ON LANGUAGE ARTS (LA)

DIPLOMA EXAMINATIONS (PERCENTAGE) Performance Measure

The LA diploma examination results could not be assessed against the target as current year data are not available. Provincial assessment measure results for 2015-16 will be available in October 2016 and published in the Annual Report Update for Education.

The LA diploma examination measure is an aggregate of four LA courses. This reflects a focus on fundamental literacy skills, an important outcome for Alberta’s K–12 education system.

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STUDENTS COMPLETING HIGH SCHOOL WITHIN FIVE YEARS OF ENTERING GRADE 10 (PERCENTAGE) Performance Measure

In 2014-15, 82.1 per cent of students completed high school within five years of entering Grade 10. The target of 82.5 per cent was not met. The high school completion rate has improved over time. This indicates that parents, students and schools continue to recognize high school completion is important for students’ future success. Survey results indicate that the percentage of students employed appears to be declining. This may have had a positive impact on the high school completion rate. Some students who do not complete high school in the K-12 education system do so as young adults in the adult learning system.

HIGH SCHOOL STUDENT TRANSITION TO POST-SECONDARY PROGRAMS (PERCENTAGE) Performance Measure

In 2014-15, 59.4 per cent of Alberta’s high school students made the transition to post-secondary within six years of entering Grade 10. The target of 60.0 per cent was not met; however, the six-year transition rate has improved over time. A substantial proportion of Alberta’s young people delay their entry to post-secondary programs after high school.

Entering post-secondary and apprenticeship programs indicates that high school students are prepared for further education and training.

POST-SECONDARY EDUCATION AGE 18-24 (PERCENTAGE) Performance Measure

The percentage of Albertans aged 18-34 participating in post-secondary programs has been 17 per cent for the past nine years. Based on this stability, targets were set to increase incrementally from the last result achieved. This targeted increase struck a balance between the ministry’s efforts to increase post-secondary participation and those factors that put downward pressures on the participation rate—such as the in-migration of already credentialed workers, socio-economic trends, and economic and labour market conditions.

The difference between the results achieved (17 per cent) and the target set (18 per cent) is not statistically significant.

SUCCESS OF ALBERTA IMMIGRANT NOMINEE PROGRAM (AINP) (PERCENTAGE) Performance Indicator

The 2013 result of 88.5 per cent is consistent with the results achieved in previous years. Nominees who have remained in Alberta at least one year after landing are more likely to be economically and socially established in Alberta, integrated into their communities, and be longterm contributors to the economy.

The proportion of AINP nominees who are still residing and working in Alberta one year after obtaining permanent residency is one indicator of Alberta’s ability to retain a skilled, resilient and productive workforce. It demonstrates the program’s success in retaining work-ready people in Alberta to help meet the province’s unique labour market needs.

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RESULTS AND ACCOMPLISHMENTS

The government acknowledges that Albertans and the province’s economic partners demand that Alberta take decisive and immediate action to promote clean air, water, land and biodiversity conditions that contribute to a sustainable, healthy environment. Government is living up to its responsibility to be part of the solution on climate change and, in turn, address energy issues on their economic and environmental merits in a new atmosphere of greater trust as well as mutual economic interest. Interests including economic diversification through a green economy that creates growth in income and employment while reducing carbon emissions and pollution, enhances energy and resource efficiency, and prevents the loss of biodiversity and ecosystem services.

Climate Leadership Plan

In June 2015, the government established the Climate Change Advisory Panel. The panel was tasked to engage Albertans, industry partners, Indigenous communities and experts in review of Alberta’s existing climate change strategy and make recommendations on creating a comprehensive new provincial policy. This new policy is envisioned to position Alberta as a global leader in addressing climate change, while advancing environmental protection and conservation, energy efficiency and renewable energy for the benefit of Albertans. In November 2015, the advisory panel summarized what they heard during their engagement activities and provided recommendations for action. In response, government released the Climate Leadership Plan (the Plan) on November 22, 2015. The Plan describes four areas of focus for reducing emissions including: carbon pricing; phase out emissions from coal-fired electricity emissions and enabling the increased development and use of renewable energy in Alberta by 2030; a limit on oil sands emissions; and reducing methane emissions from the oil and gas sector.

The Climate Change Office was established to provide capacity and focus for the implementation of the Plan, including aligning across government efforts to advance new policy and achieve integrated and effective implementation of the Plan. In Alberta, greenhouse gas emissions in 2014 reflected higher overall emissions than previous years. Emissions continue to be driven by growth in the oil and gas sector (see performance measure Greenhouse Gas Emissions on page 93 and further information in the Sources and Notes section on page 110).

United Kingdom-Alberta Low Carbon Innovation and Growth Framework

Alberta partnered with the United Kingdom to reduce greenhouse gas emissions and take real action against climate change. Through this framework, this partnership will bring industry, innovators and other stakeholders together to grow low carbon economies in both jurisdictions. Focus areas include increasing the proportion of renewables in energy markets; promoting energy efficiency; smart cities; environmental performance, including emission reduction and water usage; and energy regulation and performance, including in onshore shale gas.

Alternative and Renewable Energy

In Alberta, alternatives are defined as energy sources such as natural gas cogeneration that are more efficient than traditional energy sources, like coal or natural gas, for the production of electricity. Renewable energy is defined as energy sources that can be naturally regenerated within a human lifespan and in Alberta they include wind, solar, hydroelectricity, geothermal, biogas and biomass. Through its policy framework, the Government of Alberta supports the development of alternative and renewable energy in the province.

Over the past five years, alternative and renewable generating capacity has grown steadily with a 24 per cent increase from 2011 to 2015. This was largely driven by growth in both wind and gas cogeneration. Alberta’s policy framework has created a stable environment to encourage growth in alternative and renewable technologies (See performance indicator Alternative and Renewable Energy Generation on page 86).

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Although agriculture is a minor energy user, it is a significant contributor of emissions. Government is focused on mitigating emissions in the agriculture sector through the adoption of better technologies and practices. The agriculture industry is well suited to adapt as the adoption of energy efficient technologies typically results in demonstrated benefits in less than two years. In 2015-16, a total of 248 grants, totalling approximately $3 million were provided to individual agricultural producers, farm businesses and not-for-profit organizations to support the adoption of energy efficient technologies.

Environmental Monitoring and Reporting

A new structure is being established to improve the province’s environmental monitoring and reporting system. The new model replaces the Alberta Environmental Monitoring, Evaluation and Reporting Agency, which an independent review has determined is no longer the right delivery model to ensure effective and accountable oversight of environmental monitoring on behalf of Albertans. As part of government’s commitment to building standards based on international best practices and a renewed partnership with Indigenous communities, the new structure will move the environmental monitoring, evaluation and reporting functions back into government to join a new Monitoring and Science Division. Staffed by scientists and monitoring, evaluation and reporting experts, this division ensures seamless and timely information on the state of Alberta’s environment: base data and science that provides knowledge critical to ensuring the protection of the province’s natural environment.

Upgrades to Alberta’s Parks’ Facilities and Infrastructure

Government continues to maintain and upgrade Alberta parks’ facilities and infrastructure through the Capital Maintenance and Renewal Program (CMR). In 2015-16, approximately 50 projects were initiated, including upgrades to water supply and wastewater systems at several parks, washroom facility upgrades at the Sikome Aquatic Facility, new cabins at William Watson Lodge, yurts at Miquelon Lake Provincial Park, outhouse replacements at several provincial parks and day use areas and trail upgrades at several parks. Through CMR, more than $150 million was spent over the past 10 years to upgrade and modernize existing government parks’ assets. Overall visitor satisfaction at provincial parks has been gradually trending upwards (see performance measure Visitor Satisfaction at Provincial Parks on page 93).

Land Trust Grant Program

In 2015-16, The Land Trust Grant Program helped protect more than 13,500 acres with grants totaling $5.9 million. The program is funded from the Land Stewardship Fund which is dedicated to providing grants to eligible land trust organizations to support the conservation of the natural environment. Since 2011, the program has helped protect more than 80,000 acres with grants in excess of $37 million.

The Green Transit Incentives Program (GreenTRIP)

In 2015-16, GreenTRIP continued to support new and expanded public transit throughout Alberta by providing capital funding assistance for public transit infrastructure and technology. Providing a wider range of sustainable public transit alternatives makes public transit more accessible thereby reducing the number of vehicles on Albertan roads and greenhouse gas emissions. In 2015-16, approximately $185 million GreenTRIP grants were paid in support of 12 projects in communities and municipalities across the province. At the same time, work continued on developing criteria for a new municipal transit initiative and a provincial transit strategy to guide this important work in the future.

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PERFORMANCE MEASURES AND INDICATORS

GREENHOUSE GAS EMISSIONS (MEASURED IN MILLION TONNES OF CO2 EQUIVALENT) Performance Measure

The results for 2014 reflect higher overall emissions compared with emissions relative to previous periods. Greenhouse gas increases in Alberta continue to be driven by emissions growth in the oil and gas sector. The target of 263 million tonnes of CO2 equivalent was not met; emissions exceeded the target by 11 million tonnes. Compared to 2013 greenhouse gas emissions have increased by two million tonnes.

Factors contributing to emissions span several sources and include increases from upstream and downstream oil and gas projects; electricity; energy from transportation; and agriculture. The province also realized decreases in emissions for building infrastructure; energy intensive and trade exposed sectors (pulp and paper, cement, chemical and fertilizers); and waste.

MUNICIPAL SOLID WASTE TO LANDFILLS (KILOGRAMS) Performance Measure

The amount of municipal solid waste per capita per year sent to landfills indicates Alberta’s progress toward reducing the annual amount of municipal solid waste disposed in landfills.

The result for 2015 was five kilograms per capita below the target of 666 kilograms. The anomaly seen in 2013 is not reflective of historical trends and represents elevated volumes of waste generated from the southern Alberta floods.

A number of factors can influence this measure including government or private sector waste reduction initiatives, the overall state of Alberta’s economy and natural disasters. For example, the 2016 result will be directly impacted given the response and recovery efforts for the 2016 Fort McMurray wildfires.

AIR QUALITY INDEX (PERCENTAGE OF GOOD DAYS) Performance Indicator

Alberta had ‘good’ air quality days occurring 95 per cent of the time. Year-to-year changes in the percentage of good air quality days are almost entirely accounted for by the occurrence of forest fires, springtime ozone and smog events.

Air quality is influenced by the amount of air emissions derived from both natural and man-made sources, and also weather patterns and the assimilative capacity of the airsheds. Industrial and transportation emissions are the largest man-made sources, and forest fires are the largest natural source of air pollution in Alberta.

Air quality data for 2016 is expected to be directly impacted by the 2016 Fort McMurray wildfires.

VISITOR SATISFACTION AT PROVINCIAL PARKS (PERCENTAGE) Performance Indicator

Albertans who visit Alberta parks have opportunities for enjoyable and safe experiences in nature and a variety of nature-based outdoor recreation activities. Consistent with last year, the majority of Albertans (91.4 per cent) who have visited Alberta parks in the past 12 months are satisfied overall with the quality of services and facilities in the Alberta parks they visited.

Overall satisfaction has been gradually trending upward since 2013. Satisfaction is influenced by weather, population shifts, the economy, public awareness of facilities and services, and frequency of visits.

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RESULTS AND ACCOMPLISHMENTS

The Government of Alberta is committed to ensuring the sustainability of the health care system today and into the future, while maintaining the quality of front-line services and meeting the health care needs of Albertans. This means transforming the health system to one that provides better outcomes in a more sustainable way and decreasing the annual growth rate of the health budget.

Access to Health Care

In 2015-16, 69 per cent of Albertans were satisfied or very satisfied with health care services received. Patient satisfaction is a critical dimension of quality and is an indicator of the structure, process and outcomes of care in the health care system (see performance measure Satisfaction with Health Care Services on page 96). The government reversed planned budget reductions proposed in March 2015, including decreases for Alberta Health Services’ base operating funding. This prevented the elimination of approximately 1,500 front-line nursing and health care positions. With the introduction of Budget 2015 in October 2015, the government moved to stabilize the public health care system by providing predictable, long-term funding.

Mental Health Strategy

In June 2015, the government initiated a comprehensive review of Alberta’s addiction and mental health system. Released in February 2016, Valuing Mental Health: Report of the Alberta Mental Health Review Committee was the result of extensive consultations with Albertans through an online survey and public meetings. The final report included 32 recommendations aimed at supporting mental health by strengthening service delivery for Albertans with mental illness and/or addictions.

Enhancing Home and Community Care Capacity

The government continues to shift the continuing care system from facility-based to community-based care. Alberta’s home and community care program provides a range of in-home and community-based health and personal support services necessary to help Albertans maintain their independence while avoiding or delaying admission to facility-based care. Expanding home and community care services to reduce use of more costly facility-based care is key to decreasing the rate of growth in health system costs. Government completed initial planning for an expanded model of home and community care, including a zone-by-zone assessment of differences in the availability of home care services. Increasing service availability in rural areas will be a priority moving forward.

In 2015-16, government provided $20 million in grant funding for a collection of innovative home care initiatives. The programs support Albertans so they can remain in their own homes longer, return home as quickly as possible after a hospital stay, and avoid premature or unnecessary admission to continuing care facilities and hospitals. Evaluation results from these initiatives will help inform future directions in home and community care.

Health Infrastructure

As part of the five-year capital plan, $11.8 million was spent in Edmonton to expand the Stollery Children’s Hospital surgical suite and $2.25 million to redevelop and expand the critical care units. In addition, $20.5 million was spent on addictions and detox centres and the new CASA Child, Adolescent and Family Mental Health facility in Edmonton.

In Calgary, $2 million was spent to advance the planning for the new Calgary Cancer Centre at the Foothills Medical Centre campus. The Calgary Cancer Centre will replace the Tom Baker Cancer Centre and provide inpatient beds and additional patient services. The new Cancer Centre is integral to meeting Alberta’s rising need for cancer care and providing world-class cancer treatment for patients and families in Calgary and southern Alberta. Further, in 2015-16, $87.5 million was provided to Alberta Health Services for health facility maintenance across the province to ensure high standards for health care workers and their patients.

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Health Spending

Alberta has been among the highest in per capita spending on health care for many years, and health spending makes up about 40 per cent of the annual provincial budget. An important factor in transforming the health care system is controlling those costs that have been growing the fastest: acute care, physician compensation and drugs.

With respect to acute care, Alberta Health Services continues to review operational best practices where resources can be realigned to support the changing needs of patients. This is the single best way to reduce costs, maintain or improve care, and ensure sustainability. Government signed a memorandum of agreement with the Alberta Medical Association to begin negotiations regarding physician compensation with the objective of slowing the growth rate of the physician services budget, improving the effective provision of health care to Albertans, and jointly ensuring the sustainability of the health care system.

The rising cost of prescription drugs continues to put pressure on government budgets. Alberta is an active participant in collaborative effects with other jurisdictions across Canada to achieve better pricing on drugs and address other pharmaceutical-related matters such as best practices in regard to the availability of generic drugs. The pan-Canadian Pharmaceutical Alliance (pCPA) experienced significant success in 2015-16 with the establishment of the Office of the pCPA and the addition of Quebec and federal drug plans. This is expected to lead to increased consistency of coverage across Canada. The pCPA’s expanded negotiating power will help all drug plans achieve lower, more sustainable drug costs. As of April 2016, the pCPA had completed 105 negotiations and had another 23 negotiations underway.

In October 2015, the government launched the Retina Anti-Vascular Endothelial Growth Factor Program for Intraocular Disease (RAPID), a pilot project in partnership with the Retina Society of Alberta. Under the RAPID program, Albertans are able to choose treatment with either of two drugs, both of which treat age-related macular degeneration, diabetic macular edema, retinal vein occlusion and other retinal conditions. The program is expected to save the province between $23 million and $46 million over three years and has resulted in over 4,000 individuals receiving treatments for retina conditions with no out-of-pocket costs for their treatments.

Addressing Illicit Fentanyl Use

The last several years have seen a substantial increase in the use of illicit fentanyl. In 2015, there were 272 overdose deaths involving fentanyl in Alberta, up from 120 in 2014. Illicit fentanyl is highly toxic and a very small amount can be deadly. The government has undertaken several initiatives to address this issue, including:

■	expanding the scope of practice for registered nurses, emergency medical technicians and emergency medical responders to allow them to distribute and administer naloxone, a drug that can be used to reverse fentanyl and other opioid overdoses;

■	enabling pharmacies across Alberta to provide take-home naloxone kits free-of-charge and providing funding to the Alberta Community Council on HIV to offer support and take-home naloxone kits through its partner agencies. As at March 2016, this project has distributed 1,438 kits throughout the province and reported 122 overdose reversals; and

■	working with Health Canada, Alberta Health Services and Indigenous communities to ensure naloxone is available to First Nations people on and off reserve; and, working in partnerships with First Nations communities to develop an opiate addictions action plan.

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PERFORMANCE MEASURES AND INDICATORS

SATISFACTION WITH HEALTH CARE SERVICES (PERCENTAGE) Performance Measure

In 2015-16, 69 per cent of Albertans surveyed were satisfied or very satisfied with health care services received. This exceeds the 2015-16 target of 68 per cent.

In addition to personal experiences with the health care system, survey respondents may be influenced by recent news reports, current events, changes to local health system infrastructure, and perceptions of policy or system changes.

CHILDHOOD IMMUNIZATION BY AGE TWO (PERCENTAGE) Performance Measure

The rate of immunization to prevent measles, mumps, rubella was 87 per cent in 2015-16, which did not meet the target of 98 per cent. Alberta Health Services continues to offer extra clinics to update measles immunization in an ongoing effort to improve immunization rates. The immunization rate for diphtheria, tetanus, pertussis, polio, Hib (influenza) immunization did not meet the target of 97 per cent for 2015-16.

In 2015, Alberta Health Services implemented a project to better understand the workload in each of the zones with a goal to reduce clinic wait times and improve collection and reporting of immunization data at the local geographical level. Government is also focusing on educating health professionals and parents about the safety and effectiveness of vaccines so that parents can make an informed choice.

PRIMARY CARE ENROLMENT

(PERCENTAGE) Performance Measure

For 2014-15, the result for this measure shows that 77 per cent of Albertans have access to primary care through a primary care network (PCN). This result is one percentage point higher than the target of 76 per cent for 2015-16.

The increase in the percentage of patients enrolled in a PCN may be due to an increase of 274 in the number of physicians participating in existing PCNs. This increase brings the total number of physicians participating in PCNs in 2014-15 to 3,564. The trend demonstrates a gradual increase over time in both the number of physicians and patients associated with PCNs.

Alberta’s Primary Health Care Strategy sets out the vision for the future of Alberta’s health care system: a primary health care system that supports Albertans to be as healthy as they can be. It establishes principles and strategic directions for continuing the transformation of primary health care in Alberta.

Primary health care is the hub for the co-ordinated delivery of health care and community social services. This means better and more seamless care with providers working together and understanding an individual’s overall situation. In a collaborative environment, providers across programs and services join efforts to provide care. They share responsibilities for outcomes and they involve multiple providers in caring for Albertans.

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INFLUENZA IMMUNIZATION (PERCENTAGE) Performance Measure

Immunization rates for all three high risk groups were below the 2015-16 targets. There was a two percentage point increase in the immunization rate for seniors aged 65 and over, however, the target of 75 per cent was not met. The result of 33 per cent immunization rate for children six months up to and including 23 months of age was well below the target of 75 per cent for 2015-16. The percentage of residents of long-term care facilities who were immunized was 90 per cent, below the target of 95 per cent.

Alberta Health Services Zones have used a number of strategies to increase influenza immunization rates for young children, such as more drop-in clinics (including day and child care centres), and targeted reminder calls and mail-outs.

HEALTHY ALBERTA TREND INDEX (AVERAGE NUMBER) Performance Measure

The Healthy Alberta Trend Index (HATi) for 2014 was 2.14, slightly above the result of 2.12 in the previous year. Both results remain higher than the target of 2.06. The HATi is a composite index that measures six, self-reported complex health behaviours such as the consumption of fruits and vegetables; physical activity; daily smoking; life stress; overweight/obesity; and binge drinking.

Shifts in the trends are driven by a range of factors including to a large extent, social and economic conditions, as well as by targeted policy and program initiatives that are of sufficient reach, scope and dose to have an effective impact on whole populations.

LIFE EXPECTANCY AT BIRTH (YEARS) Performance Indicator

There is a large difference in life expectancy for Alberta’s First Nations population in comparison to Alberta’s Non-First Nations population or the total provincial population. Life expectancy at birth in 2015 was 70.36 years for First Nations people, which are about 12 years shorter than 82.30 years for Non-First Nations people and 81.87 years for the total provincial population.

In comparison to the statistics for Alberta’s provincial population, the First Nations population experience a higher number of pre-term births, an infant mortality rate that is more than one and a half times higher, a suicide rate that is five to seven times higher, a higher rate of diabetes and significantly higher rates of arthritis, asthma, heart disease and high blood pressure. To improve the health status of a population, a broad range of factors need to be considered, including health services, personal health practices and coping skills, as well as social factors such as housing and education.

Addressing health inequities requires emphasis to be placed on primary prevention and advanced access to primary health care to enable early diagnosis and treatment of diseases and conditions. The Government of Alberta has committed to addressing this health crisis.

Alberta Health and Alberta Health Services are engaged at trilateral Health Services Integration Fund /Joint Action Health Plan tables with Health Canada and Treaties 6, 7 and 8 First Nations in Alberta. The tables aim to enhance relationships and collaborate on initiatives to improve health outcomes of Indigenous peoples in Alberta.

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RESULTS AND ACCOMPLISHMENTS

The Government of Alberta is working to provide seniors with the programs and supports that will assist them in remaining active participants in their communities. This includes supporting senior safety and well-being, and recognizing seniors for their contributions to communities across the province. Government is also committed to increasing continuing care capacity for seniors so they can age in their communities, close to family and friends. More continuing care spaces will also help ease pressure on Alberta’s acute care system by helping people transition out of hospitals and into care that better meets their needs. It will also mean less pressure on emergency departments and more timely admission for those who need acute care.

Continuing Care Spaces

In October 2015, the government announced that twenty-five projects would receive capital grant funding under the Affordable Supportive Living Initiative (ASLI) to provide new continuing care spaces. These projects were approved following a thorough review of the 2014-15 ASLI program to ensure the projects were financially viable, located in communities with the highest need, and aligned with government priorities for dementia and long-term care spaces.

ASLI funds will cover up to 50 per cent of capital costs of the new spaces, with remaining amounts coming from the applicants. Contracts with Alberta Health Services will provide operating funding for dementia care and long-term care spaces. Grant recipients are required to maintain the spaces at government-establishment accommodation rates for 30 years. Government is committed to delivering the remainder of the 2,000 long-term care spaces and to address the ongoing need for additional new capacity going forward. In 2015-16, 60 per cent of clients were placed in continuing care living options within 30 days of being assessed. This did not meet the target of 70 per cent, however, planned expansions and improvements to home and community care are expected to address current capacity issues (see performance measure Continuing Care Access on page 99).

Supports for Seniors

Government continues to deliver a number of distinct programs to assist Alberta’s seniors in their daily lives, including the Alberta Seniors’ Benefit, Supplementary Accommodation Benefit, Special Needs Assistance for Seniors and Seniors Property Tax Deferral, all of which provide direct financial assistance to vulnerable seniors. Through the Alberta Seniors Benefit, more than 150,000 seniors received financial assistance to help them continue living independently in their communities. Other support programs provided financial help for seniors for health and personal supports, home repairs, appliance purchases and the ability to defer property taxes to help seniors remain in their own homes and communities.

Government also partnered with stakeholders to deliver events such as Seniors’ Week, the Minister’s Seniors Service Awards and the Grey Matters Conference to recognize seniors, to support the contributions of senior-serving organizations and to increase information sharing on issues of relevance to Alberta seniors, such as preventing and addressing elder abuse and encouraging age-friendly initiatives in communities.

Government supports several different independent living options for seniors. The Seniors Self-Contained Housing Program provides funding assistance to Housing Management Bodies which assist 15,000 seniors living independently in these communal facilities. In addition, affordable and accessible transportation is necessary for seniors to remain living independently in their communities. In 2015-16, government worked with the University of Alberta’s Medically At-Risk Driver centre to develop the Toolkit for the Implementation of Alternative Transport for Seniors in Alberta. The toolkit is a free resource that provides guidance to communities on creating their own transportation programs.

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PERFORMANCE MEASURES AND INDICATORS

CONTINUING CARE ACCESS (PERCENTAGE) Performance Measure

In 2015-16, 60 per cent of clients were placed in continuing care living options within 30 days of being assessed. This did not meet the target of 70 per cent. The decline in performance in getting clients into continuing care spaces in 2014-15, continued through 2015-16, and is likely due to issues associated with a policy change.

In May 2015, Alberta Health Services began implementing the new Designated Living Option: Access and Waitlist Management in Continuing Care policy, which establishes a consistent, principle-based, transparent approach for individuals to access a continuing care living option. The approach taken in this new policy (as compared to the previous “First Available Bed” policy, rescinded in June 2013) is more person-centred. The new policy requires that each client and their family receives enough information, support, and time to decide on one or more living options that will be suitable to meet the client’s needs and preferences. This additional time is necessary to ensure that clients and families have sufficient opportunity for research and discussions to support them in making an important life decision. This process may impact the length of time between assessment and admission for those waiting for admission to a continuing care living option.

Capacity issues are expected to be partly addressed when the planned 2,000 long-term care and dementia care spaces become available over the next few years. Planned expansions and improvements to home and community care are also expected to help to address current capacity issues.

The Ministry of Health and Alberta Health Services have recently agreed to set a performance target on this measure for 2016-17 of 62 per cent, increasing three per cent annually through 2018-19, which will allow for stabilization to continue and improvements to be made as capacity development progresses.

HOUSING FACILITIES CONDITION RATING INDEX (PERCENTAGE) Performance Measure

The percentages over the last two actuals reported for 2013-14 and 2014-15 have been relatively stable and are consistent when compared with the targets set of 34 percent in “good” condition and 62 per cent in “fair” condition for 2015-16. The purpose of the measure is to illustrate a consistent stock of “good” and “fair” housing options while maintaining a low percentage of “poor” options.

Alberta’s government owned or supported housing assets have an estimated deferred maintenance cost of over $1 billion, reflected in the “fair” and “poor” FCI category ratings. Many buildings in the owned and supported portfolio are between 30 and 60 years old, and therefore maintenance costs continue to rise. To support the replacement of property systems and components at or near the end of their useful life, government spent $22.9 million in 2014-15 and $22.8 million in 2015-16 on maintenance. This spending will help maintain the current condition of facilities and ensure the safety, security and comfort of residents in government-owned and supported housing.

In addition, the province invested almost $45 million in 2014-15 and almost $66 million in 2015-16 to regenerate and renew the aging facilities in its portfolio. These investments encompassed major renovations, replacements and additions to government-owned and/or supported seniors lodge and other social housing operating pursuant to the Alberta Housing Act, or under long-term operating agreements.

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RESULTS AND ACCOMPLISHMENTS

Government continues to work collaboratively with community partners and other levels of government on an integrated service delivery approach that focuses on an individual’s unique needs and circumstances. It has made strides in improving the socio-economic well-being of individuals, families and communities through benefits, skills training, community and entrepreneur supports, workplace and education supports, and preventative supports that foster social, cultural and economic well-being.

Child Care Subsidy and Benefits

Alberta’s child care subsidy has one of the highest eligibility thresholds in Canada. Families can earn up to $50,000 per year and still qualify for the maximum subsidy. As well, partial subsidies are available depending on family income and the age of any children living in the household. Announced in 2015-16, the new Alberta Child Benefit and enhanced Alberta Family Employment Tax Credit will come into effect this summer. Low and middle-income families can access the child care subsidy program to receive assistance with the cost of licensed and approved child care.

Of the approximately 89,000 children enrolled in licensed and approved child care, more than 24,500 are subsidized through the child care subsidy program. In 2015-16, families receiving the full subsidy paid an average of $298 per month for day care programs which equates to $13.72 per day.

Increasing the emphasis on preventative programs and services was a key priority for government in 2015-16. Government made significant progress in Fetal Alcohol Spectrum Disorder (FASD) awareness, education, prevention and treatment initiatives including, implementing a successful model of FASD prevention known as the Parent-Child Assistance Program. This three-year home visitation intervention program has been implemented across the province for women who have a history of alcohol and drug abuse and are at risk of giving birth to a child with FASD.

Reducing family violence and bullying remains a high priority for the government. Government currently administers $20 million in Family and Community Safety Program (FCSP) grant funding to 105 projects across Alberta. In September 2015, nearly $10 million in FCSP grant funding was approved to support 74 community projects, focused on reducing family violence, sexual violence and building healthy relationships. In February 2016, an additional $10 million was also announced to extend 37 current FCSP grants and to fund 32 new projects focused on reducing family violence and sexual violence.

In 2015-16, government provided almost $5 million in grant funding to support a number of initiatives including: coordinated responses to family violence in communities across the province; seven safe visitation sites across the province to facilitate visits between children and their non-custodial parent where family violence is a concern; seven Victim Supports Outreach projects which support family violence services to Indigenous and immigrant families; and five program grants focused on outreach and awareness to increase community capacity to respond to family violence across the lifespan.

Alberta Supports

Alberta Supports acts as a first point of contact for Albertans requiring information, referrals and supports on over 34 programs and over 120 services. Information can be accessed in-person at Alberta Supports Centres, online or by telephone through the Alberta Supports Contact Centre. Between April 1 and March 31, 2016, Albertans were served 437,156 times across all channels of the Alberta Supports Centres. To help Albertans find the appropriate services, a seamless integration approach is being piloted and established at several Alberta Supports sites throughout the province. The government is implementing the Alberta Supports Measurement and Effectiveness Approach which will evaluate the integration and effectiveness of service delivery and recommend processes for continuous improvement.

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Delivery of social services includes a range of types of service from one-time transactions to ongoing relationships. They range from matters such as permanency and stability in living situations to inclusive and respectful communities. Program areas serve diverse groups of Albertans including people of all ages, children with disabilities and adults with addiction and mental health challenges. The Alberta Supports Provincial Community of Practice is also in place to share best practices among service providers and ensure quality integrated services.

In 2015-16, government through the Francophone Secretariat, worked in collaboration with other community stakeholders to offer services in French. Services were focused on priority areas such as primary health care, wellness, social services, early childhood development, social justice, settlement and integration, heritage preservation, and arts and culture.

Government also worked with over 500 rural and urban non-profit/voluntary sector community organizations, municipalities and ministries on 898 projects to help communities and government build on their strengths, address issues and achieve their goals. Over 1,100 sessions were held with more than 18,400 participants. Examples of the work included assisting with developing strategic plans and fund development, board governance training, facilitating community collaborations and facilitating public engagement and stakeholder consultations. These services and workshops are accessible to organizations anywhere in Alberta.

Early Childhood Development

To ensure Alberta’s children have a healthy start in life, the government works with local communities to create connected local networks so that every infant, toddler, child, and their family have access to high-quality programs and services. Approximately 98,250 Albertans visited a Parent Link Centre (PLC) in 2015-16. PLCs operate in 55 locations, reaching 185 communities across Alberta, serving parents and children through early childhood development, parenting and family support programs.

Approximately $10 million is provided annually to 33 agencies across the province to provide home visitation programs. Home visitation programs provide intensive parent education in the parent’s home or another safe place and target parents facing challenges that may cause them to place their young children at risk.

Alberta’s Justice System

In 2015-16, government continued work to enhance alternate dispute resolution options and processes, expand and improve case management and examine pre-trial processes and non-court based options with partners and stakeholders. The government has been striving to improve client outcomes, improve access to justice and shift perceptions of the justice system to allow justice and court resources to be appropriately focused on the timely resolution of serious or complex criminal, family and civil matters.

Generally, Albertans feel safe in their neighbourhoods and homes and are satisfied with policing in the province. Public surveys consistently show that both are in the 80 per cent satisfied range. The trend in perception of safety aligns with steadily declining crime trends in Alberta and Canada over time (see performance measure Satisfaction with Policing on page 103).

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PERFORMANCE MEASURES AND INDICATORS

PROGRAM PARTICIPANTS EMPLOYED AFTER LEAVING INCOME SUPPORT (PERCENTAGE) Performance Measure

The result for this measure was not significantly off the target of 60 per cent and have been relatively steady over time. Significant increases in results don’t occur because of the variety of factors that affect the clients being able to successfully transition off the program and into work (often clients stop receiving Income Support without obtaining employment, by transitioning to other training programs, entering partnerships (e.g., change in marital status) or by receiving support from other sources (e.g., CPP, EI and disability-related income assistance).

Unemployment rates are also a significant factor in the success of the program. Income Support clients tend to be the last hired and the first to be released in a weak job market. Over the course of the sample period (September 1, 2014 to August 31, 2015), unemployment rose from 4.6 to 6.1 per cent.

MAINTENANCE ENFORCEMENT PROGRAM COMPLIANCE RATE (PERCENTAGE) Performance Measure

The 2015-16 compliance rate, at 69 per cent, was below the target of 74 per cent and three percentage points lower than last year’s result. The primary factor impacting the result was the overall decline in economic activity in Alberta, specifically, the increase in unemployment. The program works closely with clients (debtors) who have outstanding arrears. They are encouraged to make payment arrangements with the program to avoid enforcement action, default penalties and interest.

FSCD PROGRAM OUTCOME (PERCENTAGE) Performance Measure

Family Support for Children with Disabilities (FSCD) program services are meant to strengthen families’ ability to promote their child’s healthy development and encourage their child’s participation in activities at home and in the community.

Ninety per cent of families receiving services through the FSCD program reported that the program had a positive impact on their family. Eighty-nine per cent indicated the program increased their quality of life. Seventy-nine per cent were satisfied with the help FSCD provided with coordinating services and supports. Results were generally similar across different diagnoses but were more positive with families of older children that were with the program longer.

AISH CLIENT QUALITY OF LIFE INDEX (PERCENTAGE) Performance Measure

Seventy-six per cent of clients indicated that Assured Income for the Severely Handicapped (AISH) financial assistance contributed to an enhanced quality-of-life by helping them to meet their basic needs, live independently, manage their health and increase their involvement in the community. This result was slightly below the target of 79 per cent.

Of the aspects comprising the index, a lower percentage of clients indicated that AISH benefits helped them to become more involved in their community (62 per cent). The AISH program has, as a priority, helped clients to be independent and active in their community, whether from volunteering, education or employment.

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CHILD INTERVENTION SERVICES NON-RECURRENCE RATE (PERCENTAGE)Performance Measure

Child intervention services are designed to promote well-being, stability and continuity of relationships with biological families or legal guardians and protect children from further maltreatment. Therefore, the rate of non-recurrence is a key indicator of the success of these services.

Eighty-five per cent of the children for whom a child intervention file was opened either had never required an intervention or hadn’t for at least 12 months. This result was an increase from 2014-15 (83 percent) but fell below the expected result of 87 per cent.

Families receiving child intervention services typically have complex issues. During formal involvement with a family, child intervention workers strive to build a collaborative relationship with the child and family members so that the family is comfortable returning for help, should the need arise.

SATISFACTION WITH POLICING (PERCENTAGE) Performance Measure

Albertans’ perceptions of policing are linked to perceptions of safety. Those with more confidence in the justice system report higher satisfaction with policing services.

Public satisfaction with policing is influenced by a variety of factors other than direct contact with the police, including where one lives, one’s gender, age and marital status. It is also influenced by media coverage in both Canada and the United States.

SATISFACTION WITH VICTIMS SERVICES(PERCENTAGE) Performance Measure

Satisfaction with victims services is generally high at 85 per cent and not significantly off the target of 86 per cent.

Many clients felt that the support they received from victims services either met or surpassed their expectations; identifying specific volunteers and employees who assisted them – service providers who victims felt ‘went above and beyond’.

In 2015-16, $14.8 million in financial benefits were awarded to victims and $14.5 million in grants was provided to organizations serving victims.

A Canadian Victims Bill of Rights was proclaimed on July 23, 2015. The bill provides victims of crime the right to information, protection, participation and restitution. To ensure that provincial services align with the new legislation, government developed training packages and delivered approximately 30 training sessions to victim services programs, Crown prosecutors and various government staff working in the justice system, both in person and via webinars.

A review of victim services delivery in rural and remote communities was undertaken in the past year. As part of the initiative, program evaluations were offered to provincial Victim Serving Organizations (VSOs) to assist with understanding their role within the community, setting service delivery priorities and gauging the effectiveness of their program in relation to local community needs. The evaluations are designed as a management tool that VSOs can use to build on their existing strengths, as well as identify opportunities for enhancing operations and service delivery to victims.

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RESULTS AND ACCOMPLISHMENTS

Government continues to work collaboratively with Indigenous communities and organizations to strengthen relationships, enhance socio-economic equity, enhance meaningful Indigenous participation in the duty to consult process, increase Indigenous participation in resource development and find better approaches to land management and environmental issues. Government is committed to ensuring that all Alberta students learn about the history and legacy of residential schools, along with the histories and vibrant cultures of Indigenous peoples to build a better, more understanding Alberta.

A New Spirit of Respect and Reconciliation

In 2015-16, government committed to acts of reconciliation and a fundamental shift in its relationship with the Indigenous peoples of the province. As a first step in reconciliation, the government apologized for not taking a stand to stop children from being taken from their homes as part of the federal residential school system. Alberta also joined the call for a national Inquiry into Missing and Murdered Indigenous Women, one of the recommendations of the Truth and Reconciliation Commission.

Further, government helped deliver “I am a Kind Man”, a culturally-based program, of healing and hope, launched across Alberta by the Alberta Native Friendship Centre’s Association. The program is aimed at helping men and boys understand their role in ending violence against Indigenous women and girls. It also recognizes the challenges Indigenous men face as a result of colonization and historical trauma and encourages them to reconnect with their traditional roles within families and communities.

In 2015-16, government also launched the Aboriginal Business Investment Fund to capitalize Indigenous community-owned business development opportunities. The grants offer direct investment into eligible Indigenous businesses.

United Nations Declaration on the Rights of Indigenous Peoples (UN Declaration)

In 2015-16, government reviewed programs, policies and initiatives to determine what changes are needed for the government to better align with the UN Declaration, a far-reaching document that will redefine the province’s relationship with Indigenous peoples. The review resulted in a government mandate to engage further with Indigenous governments, organizations and peoples on how to implement the principles and objectives of the UN Declaration.

In 2015-16, government continued to work closely with the Métis Settlements, the Métis Settlements General Council, industry and other stakeholders to develop the Government of Alberta’s Policy on Consultation with Métis Settlements on Land and Natural Resource Management, 2015 and associated guidelines. Development of this policy aligns with the principles and objectives of the UN Declaration as it provides a formal process for individual settlements to express their concerns related to the impacts of Alberta’s land and natural resource management decisions on their members’ harvesting and traditional use activities. Alberta’s Métis Settlements Consultation Policy was implemented on April 4, 2016 with the release of The Government of Alberta’s Guidelines on Consultation with Métis Settlements on Land and Natural Resource Management, 2016.

Protocol Agreements and Engagement Tables

In October 2015, Cabinet established Protocol Agreements and Engagement Tables with Treaties 6, 7 and 8. A Protocol Agreement was signed between the Government of Alberta and the Treaty 8 First Nations of Alberta in April 2016.

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AVERAGE EMPLOYMENT INCOME (DOLLARS) Performance Indicator

Population Group	$
Aboriginal	$ 55,668
First Nations	$ 50,003
Métis	$ 60,296
Non-Aboriginal	$ 70,042

The data (2010) for this indicator are based on Statistics Canada National Household Survey, which is conducted every five years. New data is anticipated in the fall of 2017. This indicator identifies income inequalities between Aboriginal and non-Aboriginal Albertans as well as between the First Nations and Métis populations in Alberta. Employment income levels help government monitor whether or not policies and programs designed to strengthen economic capacity for Indigenous peoples are working. It is recognized that it may take a long time for government to make an impact and that there are many factors that influence employment income levels.

TRIBAL COUNCIL ENGAGEMENT (PERCENTAGE) Performance Measure

2014-15	2015-16
44	55

The 2015-16 target of 67 per cent was not achieved for this measure of Indigenous people’s engagement in land and resource planning. Discussion with the First Nations of the Athabasca Tribal Council resulted in the decision on the Council’s part not to establish a land and resource management table in northeastern Alberta. Instead, member First Nations opted to focus their efforts on finalizing the new Treaty 8 Protocol Agreement – which will establish six engagement tables, including a consultation, development, and environment table. Moving forward, establishing engagement tables under Protocol Agreements with each Treaty area may eliminate the need to establish land and resource management tables with the First Nation members of each Tribal Council.

HIGH SCHOOL COMPLETION RATE OF FIRST NATIONS, METIS AND INUIT STUDENTS (PERCENTAGE) Performance Measure

These numbers show the trend over time in high school completion rates. The target of 53.5 per cent was exceeded. Data is used by governments to inform policies and design programs to close this gap between Aboriginal youth and non-Aboriginal youth. It is recognized that there are many factors contributing to educational attainment rates.

INDIGENOUS ECONOMIC DEVELOPMENT PROJECTS (NUMBER) Performance Measure

The 2015-16 target of 37 economic development projects was surpassed. The Aboriginal Economic Partnership Program provided funding for 44 projects throughout the province totalling approximately $2.45 million. This achievement is partially credited to the program’s efforts in bringing more partners together, such as the federal government and industry, which resulted in a greater number of projects being funded and more partners working together to enhance Indigenous participation in the economy.

POST-SECONDARY ACHIEVEMENT OF ABORIGINAL ALBERTANS (PERCENTAGE) Performance Indicator

These numbers show the percentage point gap between Aboriginal and non-Aboriginal peoples. Data is used by government to inform policies and design programs to close this gap between the two groups. It is recognized that there are many factors contributing to educational attainment rates.

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RESULTS AND ACCOMPLISHMENTS

Government laid out a long-term plan to improve gender equality in Alberta in part by establishing Alberta Status of Women, the only provincial or territorial ministry of its kind in Canada. The long-term plan set out for this new government ministry, begun in July 2015, focuses on increasing women’s economic security, increasing women’s leadership and democratic participation, and decreasing violence against women and girls. With a budget of approximately $1.2 million in 2015-16, Status of Women continued with the women’s equality and advancement work that had begun in other Government of Alberta ministries. Findings from research about the issues women face in Alberta informed recommendations for the ministry’s mandate, priorities and structure. In March 2016, Cabinet approved the mandate for Status of Women to target actions, shape policies and programs and engage public and private institutions to create conditions for equality.

Building a Better Alberta Means Ensuring Albertans Benefit Equally

Status of Women started policy development by looking at government work through a gender equality and intersectionality lens. Movement toward greater gender equality in Alberta involved building capacity in gender mainstreaming including Gender-Based Analysis Plus (GBA+) training, targeting and aligning research and analytics, and building and maintaining partnerships with women, girls and community-based organizations throughout Alberta. GBA+ is an analytical tool that helps policy advisors and policy makers ensure intended outcomes of policies, programs and services benefit men and women equally.

Women are substantially underrepresented in leadership positions in the public and private sectors. Status of Women provided corporate and operational support for the 2015 Women in Leadership conference for Alberta Public Service staff. Conference participants explored the barriers and challenges women face in leadership and presenters shared practical tools and insights to help individuals and the organization move beyond those barriers. Alberta has led by example with the first gender-balanced Cabinet in Canadian history.

Building a Better Alberta Means Realizing the Potential of Women who Live Here

Government recognizes that women play a vital role in building strong businesses, families and communities in Alberta. Further, women who feel safe and have equitable access to capital and networking are vital to a strong and resilient economy. Status of Women collaborated with other ministries to develop targeted action plans that identify and reduce barriers that limit women’s economic participation. Status of Women initiated efforts to increase women’s economic resilience and support sustained economic growth for Alberta by supporting women entrepreneurs to grow their businesses.

Government also coordinated a Heads of Mission visit to Alberta in March 2016 with an emphasis on women entrepreneurs and women in leadership. The diplomatic visit brought 31 foreign Ambassadors and High Commissioners to Canada to engage in discussions with Alberta’s government and industry representatives. The discussions were part of a diplomatic economic outreach mission aimed at highlighting women in leadership and entrepreneurship in Alberta’s major sectors.

Improving Health and Safety for Women and Girls

In 2015-16, government collaborated on work that affects women and girls including Bill 7, the Alberta Human Rights Amendment Act which added gender identity and gender expression as expressly prohibited grounds of discrimination. Further, government increased funding for up to 400 more midwifery courses of care, provided $3.5 million in one-time funding to support programs that protect women and girls from violence and $15 million to enhance supports for women affected by family violence. Resources such as these help ensure women and girls are safe and get the support they need as they continue their journey toward independence.

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OUTCOME ONE

Agri-food Exports by Sector (see sources and notes below for Agri-Food Exports by Market)

Agri-food Exports by Market

Source: The International Trade Division of Statistics Canada and the Ministry of Agriculture and Forestry. Canadian international export statistics are developed from the administrative files of Canada Border Services Agency and U.S. Border Protection. Information on Alberta’s agri-food exports is compiled by the Statistics and Data Development Branch of the Ministry of Agriculture and Forestry.

Note(s): The results for these measures are derived from the monetary value of Alberta’s agri-food products leaving the province through customs for a foreign destination market.

Alberta’s agri-food exports by sector reports the total value of Alberta’s agri-food exports categorized into primary commodities and processed/manufactured products.

Alberta’s agri-food exports by market reports the total value of Alberta’s agri-food exports categorized by country/region of destination, where the country of destination is the last known destination of the agri-food products at the time of export.

Regions include United States; China; India; Comprehensive Economic and Trade Agreement (CETA) member countries, excluding U.S., Trans-Pacific Partnership (TPP) member countries, and the rest of the world.

Agri-food exports refers to domestic exports, which exclude re-exports and include primary commodities and processed or manufactured products. Primary commodities refer to all crops grown and livestock raised in Alberta that have not been materially transformed. Processed or manufactured products refer to processed crops and livestock products under broad groupings of food, beverages, animal feed, and inedible crude animal and plant products.

Statistics developed from administrative records of the Canada Border Services Agency may understate and/or incorrectly portray the destination of exports or the province of origin. Inaccuracies of exports data often result from the attribution of exports on a province of lading (point of shipping) rather than by province of origin. Export statistics are subject to revisions, with revisions being conducted by Statistics Canada on a monthly basis. In this report, revisions are made only in the case when the difference in annual value of exports is greater than 5.0 per cent.

Total Tourism Expenditures in Alberta

Source: Statistics Canada Travel Survey of Residents of Canada and the International Travel Survey and the Ministry of Culture and Tourism

Note(s): Expenditures include those made in Alberta by visitors from overseas, the United States, other Canadian provinces and by Albertans. The Travel Survey of Residents of Canada measures the size of domestic travel in Canada and is run as a voluntary supplement to the Labour Force Survey. The International Travel Survey provides statistics on travellers to and from Canada using mail-back questionnaires, e-questionnaires, the Air Exit Survey as well as Frontier Counts.

The 2013 result was revised based on final data from Statistics Canada for the International Travel Survey.

Alternative and Renewable Energy Generation

Source: Alberta Utilities Commission (AUC)

Note(s): In early January of each year, a request is sent out to all Alberta electricity generators and distributors to submit electricity statistics. Up until 2010, predecessors to the Alberta Energy Regulator sent out these requests. Commencing with 2011 statistics, and for every year hereafter, this responsibility now falls under the jurisdiction of the AUC. The AUC has the authority to collect such data based upon Section 8 of the Hydro and Electric Energy Regulation (Alberta Regulation 409/1983).

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In Alberta, alternatives are defined as energy sources such as natural gas cogeneration that are more efficient than traditional energy sources like coal or natural gas for the production of electricity. Renewable energy is defined as energy sources that can be naturally regenerated within a human lifespan and in Alberta they include wind, solar, hydroelectricity, geothermal, biogas and biomass. Through its policy framework, the Government of Alberta supports the development of alternative and renewable energy in the province.

Over the past five years, alternative and renewable generating capacity has grown steadily with a 24 per cent increase from 2011 to 2015. This was largely driven by growth in both wind and gas cogeneration.

OUTCOME TWO

Labour Force Participation

Source: Statistics Canada Labour Force Survey

Note(s): Historical results have been restated to reflect updated census data information provided by Statistics Canada.

The Labour Force Survey provides information on the work activities of survey respondents during the week containing the 15th day of the month known as the reference week. The target population covered by the survey corresponds to all persons aged 15 years and over (working age population) residing in Canada, with the exception of the following: persons living on reserves and other Aboriginal settlements, full-time members of the Canadian Forces, and the institutionalized population. The labour force is the sum of the number of persons employed and the number of persons actively seeking employment (unemployed). This is calculated as a 12-month average for the calendar year.

Lost-time Claim Rate

Source: Workers Compensation Board and the Ministry of Labour

Note(s): The Workers’ Compensation Board – Alberta (WCB) records a lost-time claim when a worker, their physician, or their employer submits an injury report form. The WCB collects this information, calculates estimated person-years worked, and provides the data files to the Ministry of Labour for analysis. The lost-time claim rate is reported by calendar year and is calculated by dividing the number of lost-time claims by the number of estimated person-years worked.

The previous four years of results are recalculated each year based on the most recent injury data provided by the WCB, to provide the reader with the most accurate and up-to-date injury information.

Comparison of Labour Force Participation

Source: Statistics Canada Labour Force Survey

Note(s): Historical results have been restated to reflect updated census data information provided by Statistics Canada.

The Labour Force Survey provides information on the work activities of survey respondents during the week containing the 15th day of the month known as the reference week. The target population covered by the survey corresponds to all persons aged 15 years and over (working age population) residing in Canada, with the exception of the following; persons living on reserves and other Aboriginal settlements, full-time members of the Canadian Forces, and the institutionalized population. The labour force is the sum of the number of persons employed and the number of persons actively seeking employment (unemployed). This is calculated as a 12-month average for the calendar year.

The performance indicator looks at the labour force participation rate for all Albertans, Aboriginal Albertans living-off reserve, Alberta’s immigrant population and Alberta’s youth (aged 15-24). For each sub-group, the labour force participation rate is calculated as the percentage of people in the sub-group of the working age population that are either employed or actively seeking employment (unemployed) compared to the working age population of the sub-group. This is calculated as a 12-month average for the calendar year.

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The labour force survey asks respondents if they identify themselves with at least one Aboriginal group, for example, North American Indian, Métis or Inuit.

A landed immigrant is a person who has been granted the right to live in Canada permanently by immigration authorities.

Achievement on Language Arts Diploma Examinations

Source: Ministry of Education

Note(s): This measure reports the percentage of students who achieve standards on language arts diploma examinations. Students who achieve the acceptable standard have developed the foundational skills needed to become literate adults. The language arts measure is an average of the results in the following four subjects, weighted by the total number of individuals that wrote each of the exams: English Language Arts 30-1; English Language Arts 30-2; French Language Arts 30-1; and Français 30-1.

Data for the current year (2015-16) are not available until October 2016.

Students Completing High School Within Five Years of Entering Grade 10

Source: Ministry of Education

Note(s): The high school completion rate reports the percentages of Alberta students in public, separate, francophone, charter, and accredited private schools who, within five years of entering grade 10, received an Alberta High School Diploma, an Alberta High School Equivalency Diploma (GED), a Certificate of Achievement for completing the Integrated Occupational Program, a Certificate of High

School Achievement for completing knowledge and employability courses, entered an Alberta post-secondary program or an apprenticeship program, or earned credits in five grade 12 courses, including one language arts diploma examination course and three other diploma examination courses.

The tracking of grade 10 Alberta students excludes some students such as those identified as having a severe or moderate cognitive disability or a severe multiple disability.

Current and historical results have been adjusted to reflect the change from previous data source systems to Provincial Approach to Student Information (PASI).

High School Student Transition to Post-secondary Programs

Source: Ministry of Education

Note(s): The high school to post-secondary transition rate reports the percentages of Alberta students in public, separate, francophone, charter, and accredited private schools who made the transition to postsecondary education including apprenticeships within six years of entering grade 10.

Current and historical results have been adjusted to reflect the change from previous data source systems to PASI.

Post-secondary Education Age 18–34

Source: Statistics Canada, Labour Force Survey

Note(s): Statistics Canada’s Labour Force Survey is used to calculate the percentage of Albertans age 18–34 who report attending post-secondary programs. The Labour Force Survey is a monthly, Canada-wide survey of a representative sample of households in the provinces and territories. Data is collected on all members of the household who are 15 years of age or older. Persons living on reserves, inmates of institutions and full-time members of the Canadian Armed Forces are excluded from the survey. The average Alberta sample size for the monthly Labour Force Survey was

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5,690 households in 2015. The calculation of this measure uses an eight-month average (January to April and September to December) to account for the fact that many postsecondary students attend school during the fall and winter semesters while working during the summer.

Success of Alberta Immigrant Nominee Program

Source: Alberta Immigrant Nominee Program One-Year Post-Landing Follow-up Survey, Ministry of Labour

Note(s): Each year, Alberta Immigrant Nominee Program (AINP) nominees are surveyed to determine if they are still living and working in Alberta, one year after obtaining permanent residency. The most recent results available are for AINP nominees that landed in 2013 and were surveyed in 2015 to allow one year to have passed from the date the nominee obtained permanent residency and to allow time for the survey to be conducted. AINP nominees are surveyed via an online survey distributed by email. A nominee was considered to be working and residing in Alberta if they answered that they currently reside in Alberta and that they were currently employed (including working and performing their job duties, on a paid maternity leave, on a paid leave of absence or on vacation). There were 1,857 survey respondents, the response rate was 63 per cent and the margin of error is +/- 1.4 per cent 19 times out of 20.

OUTCOME THREE

Greenhouse Gas Emissions

Source: Environment and Climate Change Canada and the Ministry of Environment and Parks

Note(s): This performance measure tracks the success in meeting the greenhouse gas emissions growth targets measured in million tonnes of CO2 equivalent, as outlined in Alberta’s 2008 Climate Change Strategy. The stated target is a comparable number for the greenhouse gas emissions measure. This target was based on the 2008 Climate Change Strategy which is transitioning to the Climate Leadership Plan As a signatory to the United Nations Framework Convention on Climate Change, Canada is obligated to prepare and submit an annual national greenhouse gas inventory covering anthropogenic emissions by sources and removals by sinks. Environment and Climate Change Canada is responsible for preparing Canada’s official national inventory with input from numerous experts and scientists across Canada. The National Inventory Report contains Canada’s annual greenhouse gas emission estimates dating back to 1990. The Ministry of Environment and Parks reports on Alberta’s total emissions as reported in the National/Provincial/Territorial Tables. The United Nations Framework Convention on Climate Change has adopted updated global warming potentials to normalize emissions of all greenhouse gases to a reference gas (carbon dioxide), and implemented several methodological changes. The results for this performance measure are reported on a two year lag from Environment Canada. Results are measured in million tonnes of CO2 equivalent, as provided by Environment and Climate Change Canada in the National Inventory Report 1990–2014: Greenhouse Gas Sources and Sinks in Canada.

Compared to 2013, greenhouse gas emissions have increased by two million tonnes. Some of the factors contributing to the changes in emissions span several sources and have been driven by a:

■	2.8 million tonnes increase in emissions from upstream and downstream oil and gas;

■	0.5 million tonnes increase in electricity emissions;

■	1.0 million tonnes increase in energy emissions for transportation;

■	0.9 million tonnes decrease in building emissions;

■	2.3 million tonnes decrease in emissions from energy intensive and trade exposed sectors (pulp and paper, cement, chemical and fertilizers);

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■	0.3 million tonnes increase in agriculture emissions; and

■	0.1 million tonnes decrease in waste emissions.

Municipal Solid Waste to Landfills

Source: Ministry of Environment and Parks

Note(s): This measure indicates Alberta’s progress towards reducing the amount of municipal solid waste disposed in municipal landfills, as measured in kilograms of waste per capita per year. Waste from the residential sector; the industrial, commercial and institutional sector; and the construction, renovation and demolition sector collected at municipal landfills is included in this measure. The calculation is based on the kilograms of municipal solid waste sent to landfill and the population served by each reporting landfill.

The information is collected from landfills with weigh scales and is voluntarily provided. The measure is calculated using the most up-to-date population statistics, either the Ministry of Municipal Affairs’ official provincial population list or Statistics Canada’s Census data. Approximately 78 per cent of Alberta’s population had access to service provided by reporting landfills in 2015. Estimates are used for the remaining population and are derived by multiplying the per capita disposal rate with the unmeasured population. Historical results from 2014 have been revised to correct an insignificant misstatement due to a formula error.

Air Quality Index

Source: Alberta Environmental Monitoring, Evaluation and Reporting Agency, Parkland Airshed Management Zone, Calgary Region Airshed Zone, Fort Air Partnership, Peace Airshed Zone Association, Palliser Airshed Society, Wood Buffalo Environmental Association, Lakeland Industry and Community Association, Alberta Capital Airshed and the Ministry of Environment and Parks

Note(s): This measure indicates the number of good, fair, poor and very poor air quality days. Air quality is measured based on five major pollutants: carbon monoxide, nitrogen dioxide, ozone, sulphur dioxide and fine particulate matter less than 2.5 microns in size (PM2.5). Alberta’s Air Quality Index is calculated based on a minimum of four and a maximum of five of these major air pollutants measured hourly at a total of 17 Alberta locations. The monitoring stations are situated in urban centres with consideration given to proximity to industrial and non-industrial sources. The measurements are converted to a standard scale known as the Air Quality Index (AQI), which is calculated for each pollutant every hour. In 2015, the AQI was calculated at 15 continuous monitoring stations: four in Edmonton; two each in Calgary, Fort McMurray, and Red Deer; and one each in Cold Lake, Fort Saskatchewan, Grande Prairie, Lethbridge, and Medicine Hat. A new monitoring station in Sherwood Park did not report data for sufficient portions of the year to be included in 2015 results.

The pollutant that gives the highest AQI measure for each hour determines the AQI for that hour. The hourly AQI number is compared to AQI ranges that represent good (0-25), fair (26-50), poor (51-100) and very poor (>100) air quality. The total number of hours of good, fair, poor and very poor air quality are divided by the total number of hours with an AQI value for all stations in the year which meet the completeness criteria. These fractions are then multiplied by the number of days in the year to determine the number of days in each air quality range, rounded to a whole number. The number of days of good air quality is also expressed as a percentage of the days in the year, to give the final performance measure. These categories are derived using formulas based on Alberta’s Ambient Air Quality Objectives.

In agreement with the National Air Pollution Surveillance Program, Environment and Parks, in conjunction with the Airsheds, implemented a change in the PM2.5 monitoring instrumentation (analyzers) whereby the sample is dried rather than heated to better account for

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the total PM2.5 concentration. Using previous technology, when a sample was heated some PM2.5 was volatilized (evaporated) and the concentration of PM2.5 was under predicted. The 2011 through 2015 results reflect the data collected from the new monitoring technology.

2015 results are based on data from fifteen stations (includes Calgary Northwest, Calgary Southeast, Cold Lake South, Crescent Heights, Edmonton Central, Edmonton East, Edmonton South, Fort McMurray – Athabasca Valley, Fort McMurray – Patricia McInnes, Fort Saskatchewan, Henry Pirker, Lethbridge, Red Deer – Riverside, Lancaster, and Woodcroft). The Calgary Central station moved in 2015, but was not in operation in either location for sufficient portions of the year to be included in 2015 results. Sherwood Park began permanent operation in 2015, but was not in operation for sufficient portions of the year to be included in 2015 results.

2014 results are based on data from fourteen stations (includes Calgary Central, Calgary Northwest, Cold Lake South, Crescent Heights, Edmonton Central, Edmonton East, Edmonton South, Fort McMurray – Athabasca Valley, Fort McMurray – Patricia McInnes, Fort Saskatchewan, Henry Pirker, Lethbridge, Red Deer – Riverside, and Woodcroft). Calgary Southeast and Red Deer – Lancaster, which began permanent operation in 2014, were not in operation for sufficient portions of the year to be included in 2014 results.

2013 results are based on data from twelve stations (includes Calgary Central, Calgary Northwest, Cold Lake South, Edmonton Central, Edmonton East, Edmonton South, Fort McMurray – Athabasca Valley, Fort McMurray – Patricia McInnes, Fort Saskatchewan, Henry Pirker, Lethbridge and Red Deer). Crescent Heights not included in 2013 due to insufficient data availability. Fort McMurray – Patricia McInnes was upgraded to the new monitoring technology and is now included.

2012 results are based on data from ten stations (includes Calgary Central, Calgary Northwest,

Cold Lake South, Crescent Heights, Edmonton Central, Edmonton East, Fort McMurray – Athabasca Valley, Fort Saskatchewan, Henry Pirker and Red Deer). Edmonton South and Lethbridge not included in 2012 due to insufficient data availability. Fort McMurray – Athabasca Valley was upgraded to the new monitoring technology and is now included.

2011 results are based on data from eleven stations (includes Edmonton Central, Edmonton East, Edmonton South, Calgary Central, Calgary Northwest, Lethbridge, Fort Saskatchewan, Cold Lake South, Red Deer, Crescent Heights and Henry Pirker) which operate with the new PM2.5 monitoring technology. Calgary East station was decommissioned in 2011 for relocation.

Visitor Satisfaction at Provincial Parks

Source: Leger Marketing Alberta Survey of Albertans for the Ministry of Environment and Parks

Note(s): To survey a random and representative sample of adult Albertans, quotas were established for the number of interviews within six geographic areas of the province and within each geographic area, for each age group (i.e. 18 – 34, 35 – 54, 55 years or older) and, within each age segment, for the number of interviews with males and females. The latest Statistics Canada population estimates were used to provide a representative sample frame, with the number of interviews in each region-age-gender segment being proportionate to the population estimates. The survey sampler drew a random sample from the most recent residential phone listings of Alberta. At least six call back attempts to reach or schedule an interview with a respondent were done before a telephone number was exhausted. Telephone numbers were called no more than twice in one day and never at the same time on different days. Respondents were allowed to schedule appointments to complete the survey at a convenient time. Interviews were conducted with the adult in the household who was having the next birthday.

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OUTCOME FOUR

Satisfaction with Health Care Services

Source: Health Quality Council of Alberta. Provincial Survey about Health and the Health System in Alberta (2011, 2013, 2015, 2016)

Health Quality Council of Alberta. Satisfaction and Experience with Health Care Services in Alberta (2010, 2012, 2014)

The provincial population survey is conducted by the Health Quality Council of Alberta for the purpose of obtaining Albertans’ views and perceptions on the quality, safety and performance of the publicly funded health care system.

Note(s): The calculation of results for this measure is based on the percentage of respondents to the Health Quality Council of Alberta (HQCA) Provincial Survey about Health and the Health System in Alberta 2016 who responded “satisfied” or “very satisfied” to the question:

“Thinking about all of your personal experiences within the past year with the health care services in Alberta that we just reviewed, to what degree are you satisfied or dissatisfied with the services you have received? Please use a scale of 1 to 5 where ‘1’ means ‘very dissatisfied’ and ‘5’ means ‘very satisfied’.”

From February 2, 2016 to March 26, 2016 data were collected through a telephone survey of 1,510 Albertans residing in randomly selected Alberta households. The overall response rate for the survey was calculated at 35.0. The estimated margin of error for the provincial sample of 1,510 is 2.5 per cent based on the 95 per cent confidence interval.

A total of 1,360 (weighted total) respondents answered the question on satisfaction with health care services personally received in Alberta within the past year. Results are reliable within ±2.5 per cent, 19 times out of 20.

Childhood Immunization by Age Two

Source: Ministry of Health

Numerator: Immunization/Adverse Reactions to Immunization (Imm/ARI) system.

Aggregate data is obtained from First Nations sources for Aboriginal children living on reserve.

Denominator: The Ministry of Health population estimates, based on mid-year (June 30) registration population estimates.

Note(s): This is a measure of the number of children by two years of age who have received the required immunization divided by the midyear population of two year-olds. The targets are set nationally, with the province adopting them as provincial targets.

The numerator data (count of children immunized with required effective count) are submitted electronically into the provincial immunization registry [Immunization/ Adverse Reactions to Immunization (Imm/ ARI)] at the Ministry of Health from feeder systems at Alberta Health Services (AHS). These counts are pulled from the Imm/ARI system. Aggregate data is obtained from First Nations sources for Aboriginal children living on reserve. The denominator data is retrieved from the Ministry of Health population estimates which is based on mid-year (June 30) registration population estimates.

Primary Care Enrolment

Source: Ministry of Health, Alberta Health Care Insurance Plan Statistical Supplement, 2014-2015

Note(s): This measure is defined as the percentage of Albertans informally enrolled in a primary care network (PCN) as at March 31 of a given year.

The percentage of Albertans enrolled in PCNs is calculated by dividing the total number of Albertans informally enrolled in PCNs in a given fiscal year (April 1 to March 31) by the total population covered by the Alberta Health Care Insurance Plan as at March 31 of the same fiscal year, and then multiplying the resulting quotient by 100 to obtain the percentage.

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The numerator is the total number of patients enrolled in PCNs in a given year (April 1 to March 31), as reported in Table 2.29 Primary Care Networks: Distribution by Health Region (AHS Zone), Number of Primary Care Physicians, Number of Patients, and Total Payments for the Service Year April 1 (year) to March 31 (year), Alberta Health Care Insurance Plan Statistical Supplement.

Patients are considered to be enrolled in a PCN when they are assigned to a physician/nurse practitioner/pediatrician registered to a PCN.

The number of patients linked to a PCN is calculated by the payments issued to the program, which is associated with the providers within the PCN. The payments to the PCN are identified by the payments the providers receive through the Claims Assessment System (CLASS). CLASS is an application that collects and processes claims transactions for physicians of multiple disciplines and provides information of compensation for physician services.

The denominator is the total population registered with a Personal Health Number (PHN) and covered under the Alberta Health Care Insurance Plan as at March 31 of a given year. This number is reported in Table 1.1 of the Alberta Health Care Insurance Plan Statistical Supplement.

Influenza Immunization

Source: Ministry of Health and Alberta Health Services (AHS)

Numerator: (count of those immunized by age category): Alberta Health Services Zones, the Ministry of Health’s weekly pharmacists data, First Nations and Inuit Health, Health Canada, Alberta Region.

Denominator: Alberta’s Interactive Health Data Application. Numbers of residents of long-term care (LTC) in facilities are taken from the LTC bench mark report provided by the Public Health Agencies public health zones as of December 15, 2015.

Data are collected during the influenza season, when the influenza vaccine is administered, which is typically October 1 to March 31 each year. However, there may be immunization events that fall outside this range depending on how long the influenza virus circulates in Alberta, which are not included in the immunization rate data. First Nations people living on reserve are included.

Immunization data is manually collected in each zone by AHS. Data is representative of all doses administered up until April 2, 2016. Data is aggregated by each zone and sent centrally for inclusion into the provincial AHS report. Data includes all immunizations delivered by AHS, community providers (including but not limited to physician offices, pharmacists, occupational health service providers, long term care, acute care, student health services at post-secondary institutions and First Nations Inuit Health Branch).

Children who require two doses of the influenza vaccine will only be included if they have received two doses during the current season up to and including April 2, 2016. Doses administered between April 1 and 30, 2016 will not be included this year, but will be included in the next season.

Children six to 23 months of age who have received two doses in the past season will be included if they receive an annual (single) dose during the current season.

Seniors aged 65 and over: Immunization rate (number of seniors aged 65 years and over who received one dose of the influenza vaccine)/(mid-year population estimate of age category) x 100.

Children aged 6 to 23 months: Immunization rate (number of children aged six to 23 months who received dose 2 of 2 or an annual dose of the influenza vaccine)/(mid-year population estimate of age category) x 100.

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Residents of long-term care facilities:

Immunization rate (number of residents in the facilities on December 15, 2015 who received the vaccine on December 15, 2015).

It is necessary to define the immunization rate for residents of long-term care facilities in this way due to the high turnover in this population. Otherwise the result would be an immunization rate over 100%. Time Period of Results Reported is October 1, 2014 to December 15, 2015.

Healthy Alberta Trend Index (HATi)

Source: Statistics Canada. Canadian Community Health Survey (CCHS): Alberta Share File (the CCHS Share File is not publicly issued), the Ministry of Health and Alberta Health Services

Note(s): Since last year, the index has been renamed from Healthy Alberta Risk Trend Index (HARTi) to Healthy Alberta Trend Index (HATi). The revised name is a better description of the index—which includes behavior that is a risk to health (e.g., binge drinking alcohol) as well as healthy behavior (e.g., consumption of fruit and vegetables).

In 2013, the question related to the frequency of binge drinking changed. The question now asks: “How often in the past 12 months have you had (4 or more – for females)/ (5 or more – for males) drinks on one occasion?”

Previously the question asked both males and females about 5 or more drinks. This changes the binge drinking estimates included in the index. The 2013 results are therefore not directly comparable to the results of previous years.

The Canadian Community Health Survey (CCHS) is a cross-sectional survey that collects information related to health status, health care utilization and health determinants for the Canadian population. The CCHS includes a wide range of questions about the health and health behaviours of residents in each province since 2007.

The CCHS covers the population 12 years of age and over living in the ten provinces and the three territories. Excluded from the survey’s coverage are persons living on reserves and other Aboriginal settlements in the provinces, full-time members of the Canadian Forces, and the institutionalized population.

Statistics Canada provides a provincial share file to each Ministry of Health. This file contains detailed survey responses for those participants agreeing to disclosure to the ministry. In Alberta, the share file represents between 92 per cent and 95 per cent of participants in each cycle of the master file.

The calculation of the HATi involves each of the six indicators listed below being dichotomized as 0 or 1 (0 for not having the behaviour or 1 for having the behaviour) and totaling them from a risk factor perspective; meaning a 6 would be most unhealthy and 0 would be most healthy.

■	Life Stress – Respondents self-reporting life stress as extremely or quite a bit stressful.

■	BMI Category – Respondents self-reporting as “overweight” or “obese” (BMI of 25 or higher).

■	fruit and vegetable consumption – Respondents self-reporting having eaten five or more servings of fruit and vegetables per day.

■	physical activity – Respondents who are moderately active or active. Category derived from reported physical activities

■	smoking status – Respondents who are current daily smokers.

■	binge drinking frequency – Respondents reporting having five or more drinks (for male) or four or more drinks (for female) two or more times per month.

Taking into account that fruit and vegetable consumption and physical activity are measuring healthy activities, the HATi sums the risk factor values and is calculated as:

HATi = overweight + (1 – fruit veg) + daily smoker + binge drinker + life stress + (1 – physical activity)

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Life Expectancy at Birth

Source: Alberta Health Care Insurance Plan (AHCIP) Quarterly Population Registry Files, Alberta Health Postal Code Translation File (PCTF), Alberta Vital Statistics Death File and the Ministry of Health

Note(s): Historical results have been adjusted in response to updated data from Alberta Vital Statistics and Alberta Health Care Insurance Plan.

Life expectancy is interpreted as the average number of years a hypothetical age cohort would live if they were subjected to the current mortality conditions throughout the rest of their lives.

Life expectancy is calculated using the commonly-used “period” life table methodology. A detailed description of the methodology used to convert age-sex specific death rates into life expectancy at birth can be found in Appendix 3 of the Ministry of Health report Chronic Disease Projections Methodology, 2008. http://www.health.alberta.ca/documents/Chronic-Disease-Method-2008.pdf.

The accuracy of health data for First Nations populations, both nationally and in Alberta, is limited by inconsistencies in the methods used to identify the individuals included in the First Nations population, it is clear that the population health status of First Nations people in Alberta is significantly lower than the health status of other Albertans. This is consistent with the national results which indicate that the health of Indigenous peoples is poorer than for Canadians as a whole.

OUTCOME FIVE

Continuing Care Access

Source: Ministry of Health, 7 Meditech rings for the South, Central and North Zones and from 2 Strata health Pathways applications by the Calgary and Edmonton Zones

Note(s): Percent of clients admitted to a continuing care living option (supportive or facility living) within 30 days of the Assessed and Approved date.

Continuing care living option refers to the level of care in a publicly funded resident accommodation that provides health and support services appropriate to meet the client’s assessed unmet needs (i.e., Designated Supportive Living Level 3, 4, 4-Dementia, or long-term care).

Assessed and approved date refers to the date the client is placed on the waitlist for a continuing care living option following the completion of the assessment and approval process.

The result is calculated based on the number of individuals admitted to a continuing care living option within 30 days of their assessed and approved date divided by the total number of individuals admitted to a continuing care living option (supportive or facility living) during the reporting period expressed as a percentage.

Housing Facilities Condition Rating Index

Source: Ministry of Seniors and Housing provides the Ministry of Infrastructure with an inventory listing of all housing facilities to be assessed. The Ministry of Infrastructure completes the assessments and calculations for each housing asset, assigns the facility condition rating, and sends a full report back to the Ministry of Seniors and Housing.

Note(s): This performance measure illustrates the overall condition of Alberta’s government-owned or supported housing assets. Assessed housing stock is categorized as in “good”, “fair” or “poor” condition, and the percentage in each category then calculated.

To arrive at these numbers, first the condition of each government owned or supported housing asset is assessed and rated. The assessed facility condition rating is then combined with values for deferred maintenance cost and inflation, to create a new Facility Condition

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Index (FCI) percentage value. The FCI is the ratio of repair to replacement costs (i.e., cost to correct current and future physical condition deficiencies, relative to current facility replacement values). This method of calculating the condition of housing assets is an industry standard and is used in other provincial jurisdictions to measure overall condition of government-owned facilities.

As assessments are conducted over multiyear cycles, the results for any facilities that have been reassessed in each new cycle will replace the results from the former cycle.

The percentages for each category in the measure are calculated by taking the number of all facilities in good, fair or poor condition and dividing each by the total number of all audited facilities. If a facility has been constructed or completely refurbished within the last 10 years, and has not been assessed, it is automatically rated as “good.”

OUTCOME SIX

Program Participants Employed after Leaving Income Support

Source: Ministry of Human Services

Note(s): Results for the measure are obtained through the Work Outcomes Reporting Project (WORP) Survey. People in two categories may qualify for income support and are included in the survey; people who have difficulty working because of a chronic mental or physical health problem or because of multiple barriers to employment and people who are looking for work, working, or unable to work in the short-term.

A third-party survey provider was contracted to survey former Income Support Program participants three months after they left the program. The results are based on income support participants who left the program between September 1, 2014 and August 31, 2015. The results include participants’ employment status as determined from the question, “Have you been employed at any time since you stopped receiving social assistance?” “Yes” and “No” responses are used to calculate the performance measure result.

The sample size for the 2015-16 result is 2,062. The margin of error is ±2.16 percentage points, 19 times out of 20.

Maintenance Enforcement Program Compliance Rate

Source: Ministry of Justice and Solicitor General

Note(s): The amount of regular payments is a proxy measure for Maintenance Enforcement Program’s (MEP’s) compliance rate on cases enrolled. Terms of maintenance orders and agreements are entered into the Maintenance Information Management System (MIMS). The overall amount of maintenance payments that are due each month are then totaled by MIMS. Payments received are also entered into the system and totaled monthly by MIMS. The performance measure shows the amount of regular maintenance collected as a percentage of the regular maintenance due. It does not reflect collection of MEP-charged fees or penalties, any arrears, or any variable extraordinary expenses. The result is calculated on a monthly basis by dividing the amount of regular maintenance collected in a month by the amount of regular maintenance due in that month. The annual result is an average of the monthly results. The methodology for this measure was adapted from a similar measure developed by the Canadian Centre for Justice Statistics.

Family Support for Children with Disabilities (FSCD) Program Satisfaction (Percentage of families accessing the FSCD program who indicated the services had a positive impact on their family.)

Source: Ministry of Human Services

Note(s): The last available survey results are from the 2014-15 fiscal year. The next available survey results are forthcoming in 2016-17.

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The result for this measure is obtained through a survey of all families with open files on September 29, 2014, that had received services at some point since June 29, 2014. Although the survey was provided to all families, the final valid population size (i.e., total population minus not-in-service telephone numbers, business numbers and individuals who stated they did not receive services from FSCD) was 8,043 people.

The survey response rate was 19.5% (1,572 completed surveys divided by a population of 8,043). The overall margin of error for the survey results was ± 2 per cent, 19 times out of 20.

Respondents had the opportunity to participate by telephone, online or by faxing or mailing in the completed survey.

The exact wording of the question used in the survey was as follows: “How much do you agree that the services provided to you by the FSCD Program have had a positive impact on your family?”

The possible answers for a respondent to select were (1) Strongly Agree, (2) Agree, (3) Disagree, (4) Strongly Disagree. The combined responses of Strongly Agree and Agree are used to calculate the performance measure result.

Assured Income for the Severely Handicapped (AISH) Client Quality of Life Index

Source: Ministry of Human Services

Note(s): In 2015-16, a revised methodology was introduced for the AISH index. This methodological change improves the calculation by excluding “don’t know” and non-responses from the final calculation. Results for 2013-14 and 2014-15 have been re-calculated.

The result for this measure is generated through a telephone survey of randomly selected AISH clients, conducted by an independent research firm, Nichols Applied Management. Surveying was undertaken during the first two weeks of February 2015. A random sample was selected by preparing a list of active AISH clients, as well as AISH clients that received a personal benefit, between December 1, 2014 and November 30, 2015.

Respondents were asked four questions about the benefits and services they received under the AISH Program. Using a four-point agreement scale “strongly disagree”, “disagree”, “agree”, or “strongly agree” the respondents are asked to gauge the impacts of AISH financial benefits in terms of helping them to meet their basic needs, manage their health issues, live more independently, and be involved in the local community.

In 2015-16, of the 1,011 randomly selected AISH clients, 599 clients completed the survey, for a response rate of 54 per cent. The resulting sample size produces results that are considered accurate to within +/- 4.0 percentage points, 19 times out of 20.

Personal Benefit Recipients

In 2015-16, of the 769 randomly selected AISH clients with Personal Benefits, 401 completed the survey, for a response rate of 52 per cent. The resulting sample size produces results that are considered accurate to within +/- 4.8 percentage points, 19 times out of 20. The survey was conducted by telephone with AISH clients who have phone numbers. Calls were made weekdays between the hours of 10:00 a.m. and 8:00 p.m. Call backs were scheduled as requested by respondents.

Child Intervention Services Non-Recurrence Rate

Source: Ministry of Human Services

Note(s): This measure describes the percentage of children and youth with a new child intervention file who did not have a file closure in the previous 12 months. This includes children and youth that are under either a not-in-care or an in-care legal authority. As of February 2016, the average monthly caseload in Child Intervention Services was approximately 9,860 children (2,905 Not In Care and 6,955 In Care).

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The measure’s result is determined by consulting the Child Youth Information Module (CYIM) and/or the Intervention Services Information System to assess whether children and youth with a file closed (i.e., the conclusion of services under a family enhancement agreement or child protection file) in the previous fiscal year have accessed protective services within 12 months. Only children and youth whose file closure occurred prior to their 17th birthday are included to determine the result. Among the 5,343 children who opened to Child Intervention, 4,833 children did not have a previous involvement within the last 12 months.

Satisfaction with Policing

Source: Ministry of Justice and Solicitor General

Note(s): Beginning in 2015-16, a biennial survey schedule was adopted with targets and results available every other year. The survey was last conducted in 2014-15. To obtain the results, professionally trained interviewers conducted all interviews from a central telephone facility. The survey was completed on a computer-assisted telephone interviewing system that allows for ongoing tabulation of results. Ten percent of all interviews were monitored online.

Historically, the sample size for this survey question was 750. With the merger of the former ministries of Justice and Attorney General and Solicitor General and Public Security, the previous survey sample sizes (750 for Justice and Attorney General and 1,200 for the Ministry of Solicitor General and Public Security) were combined. The 2012-13 sample size for this survey question was 2,000 and was kept at 2,000 for 2013-14 and 2014-15. To survey a random and representative sample of adult Albertans, quotas were established based on Statistics Canada’s 2011 Census data. In each of the six geographic regions of the province, the number of interviews in each age-gender segment was proportionate to their 2011 population estimates. Results are reliable within ±2.2 percent at the 95 percent confidence level.

Satisfaction with Victims Services

Source: Ministry of Justice and Solicitor General

Note(s): The ministry tracks the satisfaction of individuals who receive services from employees and volunteers within the criminal justice system. The evaluation survey is included in the Financial Benefits Application package and submitted with applications for financial benefits. Victims apply to the financial benefits program on a continual basis throughout the fiscal year and, as a result, the survey data collection timeframe runs for one full fiscal year. Therefore, for the fiscal year 2015-16, data was collected from April 1, 2015 to March 31, 2016. Results are compiled from the responses completed by individuals who choose to respond to this survey at the time they apply to the program. Results are reliable within ±3.3 percent at the 95 percent confidence level.

The response rate for this survey was 23 percent in 2015-16. The response rate is calculated using the number of financial benefit applications received (3,075) and the total number of responses to the survey (710).

Respondents are asked to rate how satisfied they are with the overall service provided by employees and volunteers within the criminal justice system. The survey uses a five point Likert scale ranging from one “very dissatisfied” to five “very satisfied”. The methodology consists of totaling the cumulative score for the responses to this question and dividing by the total number of valid completed responses to the question. The results provide an average score which is then converted to a percentage for consistency with other ministry performance measures.

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OUTCOME SEVEN

Average Employment Income

Source: Statistics Canada and Ministry of Indigenous Relations

Note(s): The data for this indicator are based on the Statistics Canada National Household Survey, which is conducted every five years. It is estimated new results for this indicator will become available in fall of 2017.

Tribal Council Engagement

Source: Ministry of Indigenous Relations

Note(s): The performance measure is the percentage of tribal councils represented by their individual member First Nations that are engaged through a formal relationship to support land and resource management. A formal relationship is one that has an agreed structure and deliverables, and is supported by leadership in both organizations. Usually these formal relationships are built to support other formal government-to-government agreements, such as the Protocol Agreement on Government to Government Relations. They are also often supported by a resolution by the members of the tribal council or the Assembly of Treaty Chiefs (AOTC). The AOTC, which is comprised of First Nations from Treaty 6, Treaty 7 and Treaty 8, is the main table utilized by all Alberta First Nations Chiefs to meet and develop positions with respect to both federal and provincial government policy.

High School Completion Rate of First Nations, Métis and Inuit Students

Source: Ministry of Education

Note(s): The high school completion rate of First Nations, Métis and Inuit students reports the percentages of self-identified First Nations, Métis and Inuit students in public, separate, francophone, charter, and accredited private schools who, within five years of entering Grade 10, received an Alberta High School Diploma, an Alberta High School Equivalency Diploma (GED), a Certificate of Achievement

for completing the Integrated Occupational Program (IOP), a Certificate of High School Achievement for completing knowledge and employability courses or entered an Alberta post-secondary program, an apprenticeship program, or earned credits in five Grade 12 courses (including one language arts diploma examination course and three other diploma examination courses).

The tracking of grade 10 students excludes some students, such as those identified as having a severe or moderate cognitive disability or a severe multiple disability.

Current and historical results have been adjusted to reflect the change from previous data source systems to Provincial Approach to Student Information (PASI).

Indigenous Economic Development Projects

Source: Ministry of Indigenous Relations

Note(s): This measure is calculated based on the number of approved projects for grant programs. Applicants may include First Nations, Tribal/Regional Councils, First Nations companies and organizations, Métis organizations, and non-government organizations that directly promote economic capacity-building in Indigenous communities. Non-Indigenous applicants may also be considered where there is demonstrated Indigenous support. Overall, the measure demonstrates how the ministry supports Indigenous organizations, communities and peoples to fully participate in Alberta’s economy.

Post-secondary Achievement of Aboriginal Albertans

Source: Statistics Canada and Ministry of Labour

Note(s): This indicator shows the difference between the educational attainment rate of employed Aboriginal Albertans living off-reserve and other Albertans. University degree attainment for Aboriginals has typically been

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lower than attainment rates for other Albertans. The educational attainment rates for both off-reserve Aboriginal Albertans and other Albertans are based on the Labour Force Survey conducted by Statistics Canada. Data tables are provided by Statistics Canada and tabulated by staff from the Ministry of Labour to produce results for this measure.

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122

ANNEX B—2016-17 FIRST QUARTER FISCAL UPDATE

AND ECONOMIC STATEMENT

2016–17 First Quarter

Fiscal Update and

Economic Statement

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

NOTE: Amounts presented in tables may not add to totals due to rounding.

ADDITIONAL COPIES OF THIS REPORT

may be obtained by visiting our website at: www.finance.alberta.ca/publications/budget/index.html

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Method of Consolidation

The 2016-17 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2016. This is the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires reporting to the public on the accuracy of the Fiscal Plan on or before August 31st. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2016-17 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2016 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Fiscal Plan Highlights

A deficit of $10.9 billion is forecast for 2016-17, $527 million higher than estimated in Budget 2016.

The forecast includes current estimates of a net $500 million fiscal impact in 2016-17 of the Wood Buffalo wildfire. Disaster Recovery Program (DRP) expense is forecast at $647 million, partially offset by federal assistance of $452 million. The impacts also include lower bitumen production, and an estimated $300 million reduction in non-renewable resource, corporate and personal income tax revenue.

Revenue is forecast to be $42.1 billion, $708 million higher than estimated.

■	Resource revenue has increased a net $744 million to $2.1 billion, mainly due to a higher oil price forecast, a lower light-heavy differential, and lower natural gas production costs and higher gas well productivity, partly offset by the increased Canadian-US exchange rate and lower natural gas prices.

■	The West Texas Intermediate oil price forecast has increased from budget by US$3 to $45 per barrel. Fiscal year-to-date (August 19), prices have averaged $45.17. The light-heavy differential forecast has declined by US$1.10 to $14.10. The natural gas Alberta Reference Price forecast has decreased 50 cents, to Cdn$1.90 per gigajoule, and the exchange rate forecast has increased by 3.5 cents, to 77US¢/Cdn$.

■	Personal income tax revenue has increased $215 million from budget, to $11.6 billion, due to a positive $431 million prior-years’ adjustment (higher 2015 assessment data means 2014-15 and 2015-16 revenue was under- reported), partly offset by a net $216 million decrease from lower household income growth.
■	Corporate income tax revenue is forecast at $3.4 billion, a decrease of $877 million from Budget 2016, due mainly to lower-than-expected 2015-16 revenue and the impact of the weak economy and the Wood Buffalo wildfire.

■	Total revenue from other sources is forecast at $25 billion, $626 million higher than budget. Federal transfers are $652 million higher, due to $452 million for Wood Buffalo wildfire assistance, $100 million for public transit, water/wastewater and social housing infrastructure projects, and a net $100 million primarily for agriculture insurance premiums, social housing and employment programs for persons with disabilities. Other increases of $141 million in Climate Change and Emissions Management Fund compliance payments, $60 million in agriculture producer insurance premiums and a net $19 million from other sources are offset by decreases of $211 million in tax revenue, mainly from lower-than-expected fuel and tobacco consumption, and $35 million in timber rentals and fees due to lower US lumber demand.

Expense is forecast at $52.3 billion, $1.2 billion higher than Budget 2016.

■	Operating expense is forecast at $44.2 billion, an increase from budget of $122 million. The increase primarily consists of $100 million for health care drug costs and more clients accessing health benefit programs, $12 million for the new small brewer grants and $12 million for social housing programs funded by federal transfers.

■	Disaster assistance of $1,072 million is forecast, $826 million higher than budget, including $647 million reported in 2016-17 expense for the Wood Buffalo DRP, $369 million for wildfire-fighting costs, and $9 million in 2013 Alberta flood assistance from 2015-16, partly offset by the $200 million in unallocated disaster assistance included in the budget.

■	Capital grants of $2.5 billion are $238 million higher than estimated in budget, mainly due to increased federal funding and re-allocations from capital investment for seniors lodges, continuing care and flood mitigation projects.

■	Other expense is $49 million higher, comprising $12 million for amortization and $37 million for debt servicing costs ($25 million from higher Fiscal Plan borrowing and $12 million for Alberta Capital Finance Authority).

Direct borrowing for the Fiscal Plan is forecast on March 31, 2017 to be $7.1 billion. This is higher than budget due to final 2015-16 results, which reduced the Contingency Account balance by $863 million (the year-end balance was $168 million lower, and another $695 million had to be withdrawn in 2016-17), and a further $850 million from the revised forecast for 2016-17. The 2016-17 forecast includes a $527 million increase to the deficit, a $247 million increase in revenue retained by various funds and agencies, and a net $76 million increase in various other cash requirements, primarily from differences between reported revenue and when cash is received. Further information is provided in the Contingency Account table on page 9.

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

FISCAL PLAN SUMMARY

(millions of dollars)

Income Statement	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget[a]	Forecast	Budget
Revenue
Income tax revenue	15,552	15,730	15,068	(662)
Other tax revenue	5,168	6,037	5,826	(211)
Non-renewable resource revenue	2,789	1,364	2,108	744
Other revenue	18,991	18,304	19,141	837
Total Revenue	42,500	41,435	42,143	708

Expense
Operating expense (net of in-year savings)	43,189	44,094	44,216	122
Climate Leadership Plan operating expense	-	325	325	-
Disaster assistance (with operating 2013 flood support)	563	246	425	179
Wood Buffalo Disaster Recovery Program	-	-	647	647
Capital grants (including 2013 flood support)	1,911	2,288	2,526	238
Climate Leadership Plan Capital Plan	-	5	5	-
Amortization / inventory consumption / disposal losses	3,131	3,208	3,220	12
General debt servicing costs	330	367	404	37
Capital Plan debt servicing costs	446	629	629	-
Pension provisions	(630)	(65)	(65)	-
Total Expense	48,942	51,097	52,332	1,235
Risk Adjustment	-	(700)	(700)	-
Surplus / (Deficit)	(6,442)	(10,362)	(10,889)	(527)

Capital Plan
Capital grants	1,911	2,288	2,526	238
Capital investment	4,647	6,188	6,195	7
Climate Leadership Plan (capital grants)	-	5	5	-
Total Capital Plan	6,558	8,481	8,726	245

Balance Sheet	At March 31			Change
	2016	2017		from
	Actual	Budget[b]	Forecast	2016
Financial Assets
Heritage Fund, endowment and other funds	19,262	19,615	19,614	352
Contingency Account	3,625	-	-	(3,625)
Self-supporting lending organizations	20,204	21,349	21,389	1,185
Capital Plan financing account	1,892	129	-	(1,892)
Other financial assets (including SUCH sector)	19,042	20,355	20,535	1,493
Total Financial Assets	64,025	61,448	61,538	(2,487)
Liabilities
Liabilities for capital projects	19,040	24,180	24,134	5,094
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	-	5,369	7,082	7,082
Self-supporting lending organizations	17,941	18,790	18,718	777
Other liabilities (including SUCH sector)	11,653	11,765	10,734	(919)
Pension liabilities	10,566	10,501	10,501	(65)
Total Liabilities	60,144	71,549	72,113	11,969
Net Financial Assets	3,881	(10,101)	(10,575)	(14,456)
Capital / other non-financial assets	47,311	51,157	51,106	3,795
Spent deferred capital contributions	(2,650)	(2,876)	(2,878)	(228)
Net Assets	48,542	38,180	37,653	(10,889)
Change in Net Assets (before adjustments)	(6,442)	(10,362)	(10,889)

[a]	Budget revenue has been increased by $59 million due to an accounting policy change made in the 2015 –16 Government of Alberta Annual Report: donations to SUCH sector entities for endowments are now reported as revenue on the income statement instead of as adjustments to net assets on the balance sheet.

[b]	Budget numbers have been restated to reflect 2015-16 actual results.

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

REVENUE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Income Taxes
Personal income tax	11,357	11,405	11,620	215
Corporate income tax	4,195	4,325	3,448	(877)
	15,552	15,730	15,068	(662)
Other Taxes
Education property tax	2,255	2,414	2,414	-
Fuel tax	1,370	1,469	1,389	(80)
Tobacco tax	980	1,139	1,041	(98)
Insurance taxes	403	590	588	(2)
Carbon levy	-	274	248	(26)
Freehold mineral rights tax	79	71	70	(1)
Tourism levy	81	80	76	(4)
	5,168	6,037	5,826	(211)
Non-Renewable Resource Revenue
Bitumen royalty	1,223	656	1,084	428
Crude oil royalty	689	333	395	62
Natural gas and by-products royalty	493	151	362	211
Bonuses and sales of Crown leases	203	95	132	37
Rentals and fees / coal royalty	181	129	135	6
	2,789	1,364	2,108	744
Transfers from Government of Canada
Canada Health Transfer	4,014	4,223	4,234	11
Canada Social Transfer	1,516	1,563	1,567	4
Direct transfers to SUCH sector	404	500	501	1
Agriculture support programs	308	300	328	28
Infrastructure support	267	282	382	100
Labour market agreements	177	178	178	-
Other (includes $452 million for Wood Buffalo wildfire)	456	232	740	508
	7,142	7,278	7,930	652
Investment Income
Alberta Heritage Savings Trust Fund	1,388	1,185	1,185	-
Endowment funds	347	256	256	-
Alberta Capital Finance Authority	184	157	176	19
Agriculture Financial Services Corporation	132	137	137	-
Other (includes SUCH sector / Contingency Account)	493	380	376	(4)
	2,544	2,115	2,130	15
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,553	1,451	1,428	(23)
AGLC – Liquor	856	868	888	20
Alberta Treasury Branches	108	27	27	-
Other – CUDGCo / APMC	53	70	60	(10)
	2,570	2,416	2,403	(13)
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,158	1,157	1,157	-
Health / school board fees and charges	702	711	716	5
Motor vehicle licences	517	528	516	(12)
Crop, hail and livestock insurance premiums	299	301	361	60
Energy industry levies	303	303	303	-
Land titles	80	79	79	-
Other (includes land and grazing, health benefits premiums)	515	570	532	(38)
	3,574	3,649	3,664	15
Other
SUCH sector sales, rentals and services	971	950	971	21
SUCH sector fundraising, donations and services	738	627	634	7
AIMCo investment management charges	267	307	307	-
Fines and penalties	256	209	209	-
Refunds of expense	358	140	144	4
Climate change and emissions management	200	101	242	141
Miscellaneous	371	512	507	(5)
	3,161	2,846	3,014	168
Total Revenue	42,500	41,435	42,143	708

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

OPERATING EXPENSE BY MINISTRY (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Advanced Education	5,214	5,392	5,387	(5)
Agriculture and Forestry	989	1,036	1,048	12
Culture and Tourism	289	285	285	-
Economic Development and Trade	243	337	337	-
Education	7,553	7,544	7,544	-
Energy	549	549	549	-
Environment and Parks	388	403	405	2
Executive Council	25	27	27	-
Health	18,506	18,959	19,059	100
Human Services	4,154	4,388	4,388	-
Indigenous Relations	175	183	183	-
Infrastructure	491	496	496	-
Justice and Solicitor General	1,348	1,337	1,338	1
Labour	188	210	210	-
Municipal Affairs	245	262	262	-
Seniors and Housing	559	576	588	12
Service Alberta	240	251	251	-
Status of Women	1	8	8	-
Transportation	462	471	471	-
Treasury Board and Finance	1,432	1,505	1,505	-
Legislative Assembly	132	125	125	-
In-year savings	-	(250)	(250)	-
Climate Leadership Plan:
Environment and Parks	-	230	230	-
Treasury Board and Finance	-	95	95	-
Total Operating Expense	43,189	44,419	44,541	122

DISASTER / EMERGENCY ASSISTANCE EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Agriculture and Forestry	527	-	369	369
Municipal Affairs	3	-	647	647
Unallocated	-	200	-	(200)
Total	530	200	1,016	816
2013 Alberta flood assistance:
Culture and Tourism	2	6	6	-
Environment and Parks	11	7	16	9
Human Services	1	1	1	-
Indigenous Relations	6	7	7	-
Infrastructure	7	22	22	-
Municipal Affairs	7	4	4	-
Total 2013 Alberta flood assistance	33	46	56	9
Total Disaster / Emergency Assistance	563	246	1,072	825

INVENTORY CONSUMPTION EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Health	846	754	754	-
Infrastructure	3	14	14	-
Service Alberta	14	8	8	-
Transportation	43	50	50	-
Other (Agriculture and Forestry / Culture and Tourism / Seniors and Housing)	5	2	2	-
Total Inventory Consumption Expense	911	828	828	-

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

CAPITAL AMORTIZATION EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Advanced Education	486	503	503	-
Agriculture and Forestry	25	29	29	-
Culture and Tourism	3	3	3	-
Economic Development and Trade	5	5	5	-
Education	331	362	362	-
Energy	23	20	20	-
Environment and Parks	42	44	44	-
Health	608	605	612	7
Human Services	11	7	7	-
Infrastructure	103	119	119	-
Justice and Solicitor General	12	59	59	-
Labour	2	1	1	-
Municipal Affairs	2	3	3	-
Seniors and Housing	33	38	43	5
Service Alberta	36	42	42	-
Transportation	474	514	514	-
Treasury Board and Finance	18	21	21	-
Legislative Assembly	4	4	4	-
Total Amortization Expense	2,217	2,379	2,391	12

DEBT SERVICING COSTS (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	41	43	43	-
Agriculture and Forestry – Agriculture Financial Services Corporation	68	72	72	-
Education – school boards	10	10	10	-
Health – Alberta Health Services	15	17	17	-
Seniors and Housing – Alberta Social Housing Corporation	8	6	6	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	188	219	256	37
Total general debt servicing costs	330	367	404	37
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	29	29	-
Transportation – ring road P3	71	83	83	-
Treasury Board and Finance – direct borrowing	345	517	517	-
Total Capital Plan debt servicing costs	446	629	629	-
Total Debt Servicing Costs	776	996	1,033	37

INVENTORY ACQUISITION (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Health	843	756	756	-
Infrastructure	13	3	3	-
Service Alberta	14	8	8	-
Transportation	44	50	50	-
Other (Agriculture and Forestry / Culture and Tourism)	2	2	2	-
Total Inventory Acquisition	915	819	819	-

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

CONTINGENCY ACCOUNT

(millions of dollars)
	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Balance at Start of Year	6,529	3,793	3,625	(168)
Surplus / (Deficit)	(6,442)	(10,362)	(10,889)	(527)
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	563	156	129	(27)
Pension provisions (non-cash expense)	(630)	(65)	(65)	-
Net deferred capital contribution adjustment (excluding SUCH)	73	186	188	2
Retained income of funds, agencies and accounts:
Alberta Heritage Fund	(209)	(243)	(243)	-
Alberta Treasury Branches	(108)	(27)	(27)	-
Agriculture Financial Services Corporation	(149)	(296)	(409)	(113)
Endowment funds	(179)	(77)	(76)	1
Alberta Social Housing Corporation	(17)	54	38	(16)
Alberta Capital Finance Authority	(56)	(52)	(59)	(7)
Climate Change and Emissions Management Fund	(194)	119	(23)	(142)
Carbon Levy account	-	(119)	(93)	26
Other	(88)	(77)	(73)	4
Energy royalties (difference between accrued revenue and cash)	60	(50)	(337)	(287)
Student loans	(362)	(341)	(341)	-
Other cash adjustments	309	(445)	(288)	157
2013 Alberta flood assistance revenue / expense	(86)	(121)	(100)	21
2016 Wood Buffalo wildfire revenue / expense	-	-	2	2
Inventory acquisition	(127)	(127)	(127)	-
Inventory consumption (non-cash expense)	125	135	135	-
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(3,888)	(5,237)	(5,269)	(32)
Amortization / book value of disposals (non-cash expense)	849	935	940	5
Withdrawal from / (deposit to) Capital Plan financing account	(1,892)	1,763	1,892	129
Direct borrowing for the Capital Plan	7,016	5,035	4,986	(49)
Alternative financing (P3s – public-private partnerships)	143	145	148	3
Current principal repayments (P3s)	(41)	(51)	(51)	-
Surplus / (Deficit) plus net cash adjustments	(5,330)	(9,162)	(10,012)	(850)
Cash from prior-year final results	1,731	-	(695)	(695)
Cash to be transferred next year	695	-	-	-
Direct borrowing for the Fiscal Plan	-	5,369	7,082	1,713
Balance at End of Year	3,625	-	-	-

2016–17 FINANCING REQUIREMENTSa

(millions of dollars)

	First 3 months of 2016-17			Fiscal Year			Change
				2015-16	2016-17		from
	Estimate	Actual	Change	Actual	Budget	Forecast	Budget
Financing Requirements / Completed to Date
Direct borrowing for capital purposes	1,259	4,083	2,824	7,016	5,035	4,986	(49)
Direct borrowing for the Fiscal Plan	1,342	-	(1,342)	-	5,369	7,082	1,713
Term debt borrowing for provincial corporations[b]:
Agriculture Financial Services Corporation	93	-	(93)	182	373	373	-
Alberta Capital Finance Authority	398	118	(280)	1,402	1,590	1,590	-
Alberta Petroleum Marketing Commission	83	-	(83)	-	331	331	-
Alberta Treasury Branches	363	-	(363)	295	1,450	1,450	-
Total Financing Requirements / Completed to Date	3,537	4,201	664	8,895	14,148	15,812	1,664

[a]	Since June 30 2016, additional debt has been issued for Fiscal Plan purposes (Cdn$512 million), for Capital Plan purposes (Cdn$417 million),for Alberta Capital Finance Authority (Cdn$788 million), for Alberta Treasury Branches (Cdn$505 million) and for Agriculture Financial Services Corporation (Cdn$101 million).

[b]	Gross borrowing requirements for provincial corporations. Include amounts of maturing debt being re-financed.

2016–17 FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Capital Plan Highlights

2016-17 Capital Plan spending is forecast to be $8.7 billion, an increase of $245 million from Budget 2016. This comprises primarily $101 million in 2015-16 projects carried-over to the current year, mostly related to 2013 Alberta flood assistance, $100 million in federal infrastructure program funding for public transit, water/

wastewater and social housing projects, $68 million in additional SUCH sector (school boards, universities, colleges and health entities) projects, and a net $24 million reduction due mainly to re-profiling of projects to future years. Direct borrowing for the Capital Plan is forecast to be $5 billion, a decrease of $49 million from budget, primarily due to additional borrowing and lower-than-forecast spending in 2015-16. Cash received for capital purposes has increased by $94 million, due primarily to new federal infrastructure programs. Spending financed by the SUCH sector has increased by $68 million.

CAPITAL PLAN SUMMARY

(millions of dollars)

	Fiscal Year			Change
	2015-16	2016-17		from
Summary	Actual	Budget	Forecast	Budget
Capital Plan Spending	6,558	8,481	8,726	245
Capital Plan Financing:
Cash received for capital purposes	405	554	648	94
Retained income of funds and agencies	95	121	121	-
SUCH sector self-financed	759	858	926	68
Climate Leadership Plan	-	5	5	-
Book value of capital asset disposals	32	-	-	-
Alternative financing (P3s)	143	145	148	3
Direct borrowing	7,016	5,035	4,986	(49)
Capital Plan financing account withdrawal / (deposit)	(1,892)	1,763	1,892	129
Total Capital Plan Financing	6,558	8,481	8,726	245

By Ministry
Advanced Education	767	966	971	5
Agriculture and Forestry	50	51	51	-
Culture and Tourism	40	48	48	-
Economic Development and Trade	5	9	9	-
Education	1,060	1,900	1,892	(8)
Energy	176	215	209	(6)
Environment and Parks	40	51	50	(1)
Health	712	958	982	24
Human Services	6	5	6	1
Indigenous Relations	18	3	3	-
Infrastructure	232	372	385	13
Justice and Solicitor General	54	39	45	6
Labour	3	1	1	-
Municipal Affairs	1,142	1,503	1,506	3
Seniors and Housing	93	289	294	5
Service Alberta	41	105	110	5
Transportation	1,906	1,670	1,781	111
Treasury Board and Finance	22	21	23	2
Legislative Assembly	1	1	1	-
2013 Alberta flood assistance:
Environment and Parks	110	204	266	62
Infrastructure	5	11	12	1
Municipal Affairs	17	14	14	-
Transportation	59	42	56	14
Other (Education / Health)	-	-	5	5
Climate Leadership Plan – Environment and Parks	-	5	5	-
Total Capital Plan	6,558	8,481	8,726	245

BUDGET 2016 • FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Wildfires add to economic challenges

The steep and prolonged drop in oil prices continues to have a profound impact on Alberta’s economy. This year, the impact has spread beyond the energy sector. Housing, retail activity, construction, labour markets and manufacturing are all showing significant signs of weakness. Adding to the already strong economic headwinds, forest fires in the Wood Buffalo region temporarily disrupted oil production and further reduced GDP in 2016. Alberta’s real GDP is now forecast to decline by 2.7% in 2016 compared with the 1.4%

reduction anticipated in Budget 2016. This follows an estimated contraction of 3.7% in 2015 (Figure 1).

A modest recovery for the Alberta economy is forecast in 2017, supported by reconstruction in Fort McMurray and a rebound in oil production. Public sector investments in infrastructure and a small improvement in oil prices will also contribute to growth. Lower cost pressures, improved labour availability and a lower Canadian dollar will continue to cushion the effects of lower oil prices on the Alberta economy.

 Sources: Statistics Canada and Alberta Treasury Board and Finance

 Source: Alberta Treasury Board and Finance

Alberta Business Sector

Oil prices remain subdued

Oil production disruptions associated with the Fort McMurray fires and instability in Libya and Nigeria have reduced supply and provided some support to oil prices so far this year. This has led to a small increase in the 2016-17 forecast price for West Texas Intermediate from US$42/bbl to $45/bbl. The impact on producers has been partly offset by a stronger Canadian dollar, which is now forecast at US¢77.0/Cdn$ for 2016-17.

Export outlook weakens

Exports, which were expected to provide a needed boost to the Alberta economy this year, are now forecast to decline. Production outages from the forest fires in the Wood Buffalo region considerably reduced real oil exports (see pages 14-15). In addition, most other categories of exports, in particular manufacturing, have weakened significantly since Budget.

Overall, Alberta’s real exports are now forecast to fall by 1.7% compared with 1.9% growth forecast in Budget (Figure 2).

Investment stays low

As forecast at Budget, investment is expected to remain weak this year and carry into 2017. In 2016, energy investment is forecast to be about half of 2014 levels. The construction sector will get a boost from reconstruction activity in Fort McMurray starting this year; however, overall non-energy investment is also expected to decline. Real investment is forecast to fall almost 16% in 2016 and around 2% in 2017.

Weak economic conditions, combined with oil supply disruptions, mean that net corporate operating surplus, a measure of corporate profits, is now expected to fall 27% this year compared to an anticipated 18% drop at Budget.

BUDGET 2016 • FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Modest recovery in 2017

Alberta’s economy is expected to improve in 2017, supported by a small increase in oil prices, public sector infrastructure spending and wildfire reconstruction. A rebound in oil production will also provide a boost to growth. Real GDP is now forecast to expand by 2.4% in 2017 compared to the 1.9% that was anticipated at Budget. Increased investment in infrastructure is expected to add about 0.6–0.7% to real GDP in 2017.

Alberta Household Sector

Population continues to grow

Despite the weak economy, Alberta’s population is forecast to grow 1.5% in 2016, up from 1.2% in the Budget, bolstered by stronger than expected immigration and natural increase. Record setting immigration is forecast for this census year, boosted by Syrian refugees and the Express Entry program. This has more than offset the continued outflow of migrants to other provinces and losses in non-permanent residents.

Employment challenges persist

Employment in 2016 is expected to fall by 1.7%, in line with the Budget forecast. Over the last twelve months the impact of the employment reductions have been most pronounced in the goods-producing sector where employment has fallen by a total of 82,300 jobs since July 2015. These losses were partially offset by gains in the services-producing sector which grew by 33,200 jobs since July 2015 (Figure 3). A slightly larger lift in employment of 1.2% in 2017 is now forecast due to reconstruction efforts.

After averaging 7.6% in the first six months of 2016, Alberta’s unemployment rate jumped to 8.6% in July. The unemployment rate is expected to remain elevated over the last half of 2016 and average 8% for the year.

Earnings lower

Persistent labour market challenges are impacting Alberta’s wages; average weekly earnings are now forecast to fall by 2.6%, two percentage points lower than Budget. As a result, primary household income in 2016 is forecast to fall 3.0%.

Sources: Statistics Canada and Alberta Treasury Board and Finance
*	Includes forestry, mining, oil and gas.
**	Includes professional services, scientific services and technological services.
***	Includes health, social assistance and educational services.
+	Includes transportation, trade and warehousing services.
++	Includes accommodation and food services.

Household spending remains weak

As anticipated at Budget, weak labour market conditions are weighing on housing and consumer spending. Although the forecast for housing starts has been revised up slightly in 2016 and 2017, starts in 2016 are expected to be over 35% lower than in 2015. The upward revision is due in part to the reconstruction of residential homes in Fort McMurray, in addition to stronger-than-expected population growth.

The forecast decline in consumer spending anticipated in Budget 2016 has moderated slightly to -0.8% from -1.1%, due in large part to the increased population forecast. The Alberta CPI is evolving as expected at Budget, with 1.4% inflation forecast in 2016.

Risks to the Outlook

ª	Volatility in foreign financial and commodity markets, linked in part to the Brexit vote and weak global economic conditions, could adversely impact oil prices.

ª	The recovery in oil prices could take longer than anticipated.

ª	The impact of the wildfires on Alberta’s economy could be larger than anticipated.

ª	Increased uncertainty about the economy could impact business and consumer confidence, reducing spending and migration.

BUDGET 2016 • FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2015-16 Actual	2016-17 3 Month Actual	2016-17 Fiscal Year
			Budget	1st Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	45.00	45.88	42.00	45.00
Light-Heavy Differential (US$/bbl)	13.40	13.30	15.20	14.10
WCS @ Hardisty (Cdn$/bbl)	40.86	41.99	36.40	40.20
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	2.21	1.09	2.40	1.90
Production
Conventional crude oil (000s barrels/day)	508	n/a	524	468
Raw bitumen (000s barrels/day)	2,489	n/a	2,668	2,557
Natural gas (billions of cubic feet)	4,918	n/a	4,765	4,862
Interest rates
3-month Canada treasury bills (per cent)	0.48	0.51	0.54	0.53
10-year Canada bonds (per cent)	1.47	1.28	1.79	1.30
Exchange Rate (US¢/Cdn$)	76.3	77.6	73.5	77.0

Calendar Year Assumptions	2015 Calendar Year		2016 Calendar Year		2017 Calendar Year
	Budget	1st Quarter	Budget	1st Quarter	Budget	1st Quarter
Gross Domestic Product
Nominal (millions of dollars)	333,069[a]	325,922[a]	318,677	313,629	344,040	331,574
per cent change	-11.4[a]	-13.3[a]	-4.3	-3.8	8.0	5.7
Real (millions of 2007 dollars)	315,253[a]	308,269[a]	310,992	299,925	316,901	307,033
per cent change	-1.5[a]	-3.7[a]	-1.4	-2.7	1.9	2.4
Other Indicators
Employment (thousands)	2,302	2,301	2,263	2,263	2,283	2,290
per cent change	1.2	1.2	-1.7	-1.7	0.9	1.2
Unemployment rate (per cent)	6.0	6.0	8.0	8.0	7.5	7.5
Average Weekly Earnings (per cent change)	-0.3	-0.3	-0.6	-2.6	1.0	1.2
Primary Household Income (per cent change)	0.3[b]	2.7[b]	-1.4	-3.0	2.4	2.5
Net Corporate Operating Surplus (per cent change)	-51.9[b]	-64.2[b]	-18.0	-26.8	48.6	59.9
Housing starts (number of units)	37,500	37,300	22,200	23,500	19,400	21,900
Alberta Consumer Price Index (per cent change)	1.1	1.2	1.5	1.4	1.7	1.9
Population (July 1st, thousands)	4,196	4,196	4,247	4,258	4,287	4,307
per cent change	1.8	1.8	1.2	1.5	1.0	1.2

[a]	Alberta Treasury Board and Finance estimate.

BUDGET 2016 • FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Impact of wildfires on Alberta economic activity

The wildfires that raged in and around Fort McMurray forced the evacuation of more than 88,000 residents at the beginning of May and covered an area the size of Prince Edward Island. Over 1,500 residential and commercial structures were destroyed and hundreds more damaged. The city was evacuated for almost a month.

The fire shuttered economic activity in the Regional Municipality of Wood Buffalo (RMWB) and reduced Alberta’s oil sands production. While cleanup and reconstruction efforts will provide a positive contribution to GDP growth in the coming years, the disruption to capital projects and oil production will outweigh those effects in 2016. The estimated net impact on real GDP growth in 2016 is a reduction of 0.6 percentage points (Figure 1). A large positive impact is anticipated in 2017 (+1.0 percentage points) as reconstruction ramps up and oil production returns to normal levels, leading to a boost in export growth. The Government of Alberta net fiscal impact is currently estimated at around $500 million in 2016-17 (see page 4).

Immediate Aftermath

Economic activity across the RMWB was immediately and severely disrupted following the May 3 evacuation. The fire forced the closure of Highway 63, the Fort McMurray International Airport, the Northern Lights Regional Health Centre and businesses. Re-entry began June 1, but many services did not return until later in the month, including the airport reopening to commercial traffic and core health centre services. Restricted access to the most impacted neighbourhoods continues as demolition and cleanup efforts contend with dangerous toxins and debris.

Financial aid for evacuees

Governments, private entities and non-profit organizations responded with aid for the thousands of displaced people. This included over $275 million that was injected into the Alberta economy through Government of Alberta-issued debit cards, private donations from outside Alberta and federal and provincial commitments to match donations. Government efforts also established temporary evacuation centres and accommodations.

Economic disruption

As the threat from the wildfire climbed, it is estimated as much as 1.5 million barrels per day (bpd) of oil sands production was suspended, directly reducing the province’s oil exports for the year. Based on initial estimates, it is likely at least 40 million barrels (equivalent to 110,000 bpd annually) was deferred over a two-month period. Despite oil sands production returning to more normal levels by July, this interruption is projected to reduce real oil exports by around 4% in 2016. The GDP impact will be reversed in 2017 with production levels restored to normal for a full year. Additionally, the fire halted drilling activity and delayed oil sands capital expansion plans. The capital spending is anticipated to be spent in later years as construction time lines are extended.

Forestry operations were also impacted. Extensive feed acreage was destroyed for companies harvesting in the region. Northland Forest Products, whose sawmill and log yard facility is located north of Fort McMurray, had production interrupted for a month.

What GDP measures

GDP represents the market value of all newly produced goods and services in a given time. It ignores the stock of capital and consumer goods that were previously accumulated. Damage to these stocks imposes real economic costs on people that are not reflected in GDP. A positive impact on GDP does not imply the wildfire was “good for the Alberta economy.”

Source: Alberta Treasury Board and Finance

BUDGET 2016 • FIRST QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

The scale of the evacuation and suspension of business activity negatively affected employment in the RMWB and the province. The number of Employment Insurance (EI) beneficiaries in Alberta climbed 11% in May to 77,780, the highest number on record. Wood Buffalo EI beneficiaries more than doubled to 5,270. The net impact on Alberta employment growth in 2016 from the fire is estimated to be a 0.3 percentage point reduction, as job losses from business activity disruption outweigh any gains from fighting the fire or cleanup and reconstruction. In both 2017 and 2018, reconstruction and the return to more normal business activity levels are forecast to add 0.4 percentage points to employment growth.

Reconstruction

In addition to displacing roughly 2% of Alberta’s population, the fire destroyed 2,302 individual residential units, contained in 1,599 structures. All but 113 of the destroyed units were located in Fort McMurray proper (Figure 2). The remaining destroyed units were primarily in Anzac, Draper and Saprae Creek, communities southeast of the city. There were 15 commercial properties destroyed. Hundreds of residential and commercial properties damaged.

Insurance coverage

Compared with the 2013 southern Alberta floods, insurance coverage was much more comprehensive, resulting in insurable losses of $3.6 billion, according to the Insurance Bureau of Canada (IBC). That would exceed the insurable losses from both the 2013 floods and the 1998 Ontario/ Quebec ice storm. The IBC anticipates more than 27,000 residential, 12,000 automotive and 5,000 commercial claims as a result of the disaster.

Lengthy rebuilding effort

The reconstruction effort is anticipated to take years, with costs incurred by governments, insurance companies, residents and businesses.

Between 2010 and 2014, Wood Buffalo housing starts averaged 732, with a maximum of 967 in 2013. However, the fall in oil prices hit the region’s housing market particularly hard, leading to a drop in construction capacity. As a result, even considering the significant slack in the labour market that the construction industry can tap into, residential reconstruction efforts will likely extend beyond 2018. Over the entire reconstruction phase, over $1 billion is expected to be spent on residential rebuilding.

In addition to the reconstruction of destroyed and damaged structures, investment in infrastructure to mitigate future risks is expected, but will also take years to complete.

Given current economic conditions, fire related cleanup and reconstruction spending is not anticipated to put significant pressure on prices and wages in the province. The rental market could tighten as over 70,000 people have already returned to Fort McMurray and accommodation is needed for displaced households until reconstruction is complete.

Sources: Alberta Treasury Board and Finance, Municipal Affairs, RMWB

Note(s): ‘Total’ refers to total destroyed residential dwelling units in a neighbourhood

ANNEX C—FISCAL PLAN 2016-19

FISCAL PLAN

Communications

9th Floor, Edmonton Federal Building

9820 - 107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: (780) 427-5364

Toll-free within Alberta: 310-0000 then (780) 427-5364

Website: www.finance.alberta.ca

For electronic copies of Budget 2016: The Alberta Jobs Plan – Fiscal Plan visit our website at:

www.finance.alberta.ca/publications

ISBN 978-1-4601-2865-7 (print)

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ISSN 2369-0119 (print)

ISBN 2369-0127 (online)

Copyright © 2016 President of Treasury Board and Minister of Finance and its licensors. All rights reserved.

FISCAL PLAN

2016–19

PRESENTED BY

JOE CECI

PRESIDENT OF TREASURY BOARD

AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

April 14, 2016

ACCOUNTABILITY STATEMENT

The government’s Fiscal Plan for the three years commencing April 1, 2016 was prepared under my direction in accordance with the Fiscal Planning and Transparency Act and the government’s accounting policies. All of the government’s policy decisions as of March 17, 2016 with material economic or fiscal implications have been considered in preparing the three-year Fiscal Plan.

Original signed by

Joe Ceci

President of Treasury Board and Minister of Finance

April 7, 2016

ii            FISCAL PLAN 2016–19

FISCAL PLAN 2016–19

NOTE: Amounts presented in tables may not add to totals due to rounding.

FISCAL PLAN 2016–19            iii

BLANK PAGE

iv

FISCAL PLAN

OVERVIEW

1

OVERVIEW

2             OVERVIEW  •  FISCAL PLAN 2016–19

OVERVIEW

THEMES

Budget 2016 is the Alberta jobs plan.

Budget 2016 addresses the challenges Albertans face as a result of the steepest and most prolonged slide in oil prices in recent history by promoting economic diversification and job creation, supporting families in times of hardship and improving access to education and skills training while restraining the rate of growth in government operating expense.

Budget 2016 implements the Climate Leadership Plan that will make Alberta one of the world’s most progressive and forward-looking energy producers. By addressing climate change in a meaningful way, the Plan will improve access to markets for Alberta’s energy industry. The Plan sets a price for carbon and will fully reinvest these dollars into the economy, helping Albertans and Alberta businesses adjust while also investing in green infrastructure, energy efficiency initiatives and other areas to protect existing jobs and create new jobs in Alberta.

Budget 2016 is based on the following themes:

   Budget 2016 promotes jobs, business investment, economic growth and diversification by investing significantly in Alberta’s infrastructure through the five-year Capital Plan and introducing a new jobs, investment and diversification package to help encourage job creation while diversifying Alberta’s economy.

   Budget 2016 supports families in times of hardship with the new Alberta Child Benefit and enhanced Alberta Family Employment Tax Credit set to begin this July. Together, these programs will support 380,000 children. Income support programs are maintained and employment and training programs have been realigned to better serve Albertans.

   Budget 2016 improves access to education and skills training by fully funding enrolment growth in Alberta’s K–Grade 12 education system, providing base operating grant increases to post-secondary institutions and supporting the second year of the two-year tuition freeze.

   Budget 2016 includes a number of cost saving measures, including freezing salaries for political staff and government managers and amalgamating or dissolving 26 agencies as part of the review of agencies, boards and commissions. Combined, the cost saving measures will keep the rate of growth in government operating expense well below the combined rate of population growth plus inflation.

A “risk adjustment” is now included in the Fiscal Plan to recognize the potential impact of uncertain world oil markets on Alberta’s resource revenue.

Budget 2016 reflects the priorities of Albertans gathered through consultations as the Premier and Minister of Finance met with Albertans in town hall meetings across the province. In addition, telephone town hall meetings saw more than 66,000 Albertans participate in pre-budget discussions. The government also received over 1,000 submissions in response to an online survey.

FISCAL PLAN 2016–19   •  OVERVIEW            3

JOBS, INVESTMENT AND DIVERSIFICATION

Budget 2016 includes a two-year, $250 million package to support job creators, business capital investment and regional economic development as well as improve access to training opportunities.	In March, the government introduced the Promoting Job Creation and Diversification Act, which recognizes that all Albertans will benefit from a stronger and more diversified economy. Budget 2016 includes a two-year, $250 million package to support job creators and encourage business capital investment, attract new businesses to Alberta, support regional economic development and improve access to training opportunities. This package replaces the Job Creation Incentive Program that was introduced in Budget 2015.

Over two years this new package will provide:

   $190 million to support job creators with two new tax credits (valued at $165 million) to encourage investors to support eligible small and medium-sized enterprises in Alberta, and encourage businesses to make capital investments. There is $25 million in new funding to be invested through the Alberta Enterprise Corporation to spur innovation and help grow companies and increase employment in areas such as clean technology.

   $35 million to attract and support new businesses and pursue regional economic development initiatives.

   $25 million for new apprenticeship and training opportunities.

SUPPORTING FAMILIES IN TIMES OF HARDSHIP

Budget 2016 supports families with the new Alberta Child Benefit and other programs.

Budget 2016 recognizes that the steep decline in oil prices has had a significant effect on Alberta families as well as Alberta’s economy. To help families, Budget 2016 includes the new Alberta Child Benefit and enhanced Alberta Family Employment Tax Credit, funds ongoing income support programs and takes steps to improve the delivery of employment and training programs:

   Alberta Child Benefit: With $147 million in 2016-17 and $196 million per year beginning in 2017-18, the new Alberta Child Benefit will provide up to $2,750 each year to Alberta’s most vulnerable families, in support of 235,000 children.

   Enhanced Alberta Family Employment Tax Credit: The enhanced tax credit means more low income families will receive the credit and many families will receive a larger credit, providing an extra $25 million for working families.

   Income Support: Employment and income support programs help eligible Albertans cover their basic costs of living and find or maintain jobs. The income support budget increases to $480 million in 2016-17, with a further $206 million budgeted for related adult and child health benefit programs.

   Employment and Training Programs: Advanced Education, Human Services and Labour worked collaboratively to implement a major realignment of how provincial employment and training programs are delivered. The outcome of this work will be a more consistent, efficient and user-friendly experience for Albertans who access these programs.

4             OVERVIEW  •  FISCAL PLAN 2016–19

CLIMATE LEADERSHIP PLAN
With Budget 2016 the government is implementing the Climate Leadership Plan, based on the recommendations of the Climate Change Advisory Panel. Under the Plan, Alberta will phase out emissions from coal-fired electricity generation and develop more renewable energy; implement an economy-wide carbon price on greenhouse gas emissions; set a legislated limit on oil sands emissions; and target a 45% reduction in methane gas emissions from Alberta’s oil and gas sector.			Budget 2016 implements the Climate Leadership Plan.

To help encourage Albertans and Alberta businesses to reduce their greenhouse gas emissions, a carbon price of $20/tonne effective January 1, 2017, increasing to $30/tonne, effective January 1, 2018, will be implemented through a carbon levy on purchases of transportation and heating fuels. The prices will be applied to individual fuels based on the amounts of greenhouse gas emissions that are released when the fuel is combusted. The rates on major fuels are as follows:

Carbon Levy Rates – Major Fuels

Type of Fuel	January 1, 2017 ($20/tonne)	January 1, 2018 ($30/tonne)
Diesel	5.35 ¢/L	8.03 ¢/L
Gasoline	4.49 ¢/L	6.73 ¢/L
Natural Gas	1.011 $/GJ	1.517 $/GJ
Propane	3.08 ¢/L	4.62 ¢/L

The carbon levy is expected to raise $274 million in 2016-17, increasing to $1.7 billion by 2018-19.

To help Albertans and Alberta businesses adjust to the new carbon price, the government will:

    Implement a rebate for lower and middle income Albertans; and

    Reduce the small business income tax rate to 2% on January 1, 2017.

			The government will help Albertans and Alberta businesses adjust to the new carbon price.

The rebate program is designed to support lower and middle income families who are less able to make short-term investments that reduce their future greenhouse gas emissions. Under the program, eligible Albertans will receive rebates of up to $200 for single adults, $300 for couples, and $30 per child under 18 years of age (to a maximum of four) in 2017. Rebates will increase, along with the carbon price, to $300 for single adults, $450 for couples and $45 per child in 2018. Based on the program’s income thresholds, 60% of Alberta households will be eligible for the full rebate and 66% of households will receive either a full or partial rebate. The rebates will total $95 million in 2016-17, increasing to $590 million by 2018-19.

Consumer Rebates

Sample Category	2017	2018
Single	$200	$300
Couple	$300	$450
Couple with 2 children	$360	$540

FISCAL PLAN 2016–19  •   OVERVIEW            5

Revenue from carbon pricing will be fully reinvested in Alberta’s economy.	Over five years, an estimated $9.6 billion in gross revenue will be raised from compliance payments from large industrial emitters and the carbon levy. Revenue from carbon pricing will be fully reinvested in Alberta’s economy. These dollars will help households, businesses and communities adjust to the new carbon price and take advantage of new opportunities. These dollars will also fund investments to further reduce emissions and help diversify the economy to protect existing jobs and create new jobs in Alberta. Priority areas for investment include green infrastructure, energy efficiency, renewable energy, bioenergy and innovation and technology.

The reinvested revenue will provide $6.2 billion over five years for investments:

   $3.4 billion for large scale renewable energy projects, transformative innovation and technology, bioenergy initiatives as well as to provide for Plan implementation.

   $2.2 billion in green infrastructure like public transit.

   $645 million through Energy Efficiency Alberta, a new provincial agency to be established this year, to support energy efficiency and micro-generation initiatives.

The small business income tax rate will be reduced to 2% on January 1, 2017.

The reinvested revenue will provide $3.4 billion over five years to help households, businesses and communities adjust to the carbon price, including:

   $2.3 billion for consumer rebates.

   $865 million for small businesses through the tax rate reduction.

   $195 million for other adjustments including coal community transition, and communities including Indigenous communities.

Climate Leadership Plan

(millions of dollars)

	2016-17 Estimate	2017-18 Target	2018-19 Target	2019-20 Projected	2020-21 Projected	5-year Totals
Revenue:
SGER / Compliance Payments	101	146	917	899	758	2,821
Carbon Levy	274	1,247	1,709	1,751	1,796	6,777
Gross Revenue	375	1,393	2,626	2,650	2,554	9,598
Less: Adjustment for Small Business Tax Cut	(45)	(185)	(200)	(210)	(225)	(865)

Net Revenue	330	1,208	2,426	2,440	2,329	8,733

Spending:
Climate Leadership Investment:
Green Infrastructure (capital)	5	208	555	680	710	2,158
Energy Efficiency Alberta (1)	45	90	165	170	175	645
Other Investment (2)	175	440	1,066	940	784	3,405
Climate Leadership Adjustment:
Consumer Rebates	95	435	590	600	610	2,330
Other Adjustment (3)	10	35	50	50	50	195

Total Spending	330	1,208	2,426	2,440	2,329	8,733

(1)	Revenue recycling into grants and loans to small businesses, families, building owners, industries, community organizations and municipalities to support energy efficiency and micro-generation.
(2)	Revenue recycling into bioenergy, renewable energy, innovation and technology, Climate Leadership Plan implementation.
(3)	Revenue recycling into coal community transition, adjustment for communities including Indigenous communities.

6             OVERVIEW  •  FISCAL PLAN 2016–19

REVENUE

Lower oil prices and their impact on the provincial economy will continue to affect government revenue. Non-renewable resource revenue is budgeted at just $1.4 billion in 2016-17, a level not seen in over 40 years.

The recovery is now expected to take longer than anticipated in Budget 2015. Even by 2018-19, total government revenue (excluding the Climate Leadership Plan) is expected to be $2 billion lower than was received in 2014-15.

Alberta maintains the lowest overall tax regime in Canada, with no provincial sales tax, health premium or payroll tax. Albertans across all income ranges will continue to pay the lowest overall taxes when compared to other provinces.

Including the Climate Leadership Plan, total revenue will be $41.4 billion in 2016-17, $1.6 billion lower than forecast in 2015-16 and more than $8 billion lower than 2014-15. Revenue is expected to grow to $45.0 billion in 2017-18 and $49.6 billion in 2018-19.

Alberta maintains the lowest overall tax regime in Canada.

Budget 2016 – Revenue
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Income and Other Taxes	21,436	22,099	21,595	21,767	23,178	24,947
Non-Renewable Resource Revenue	8,948	2,768	2,474	1,364	2,753	4,225
Transfers from Government of Canada	5,982	6,984	7,236	7,278	7,430	7,667
Investment Income	3,113	2,820	2,766	2,115	2,266	2,476
Net Income from Government Business Enterprises	2,665	2,736	2,537	2,416	2,680	2,816
Premiums, Fees and Licences	3,564	3,687	3,588	3,649	3,805	3,814
Other	3,773	2,694	2,742	2,787	2,876	3,672
Total Consolidated Revenue	49,481	43,788	42,938	41,376	44,988	49,617

EXPENSE

The government is committed to managing the province’s fiscal position with a long-term view, rather than making short-sighted, drastic cuts which would further exacerbate the job losses currently happening in the province.

Budget 2016 maintains the stable funding for key public services, including health care, education and social services, which was reinstated with Budget 2015.

   Health. Budget 2016 provides $20.4 billion for Health in 2016-17, keeping the government’s commitment to provide long-term stable funding for health care. This includes a 3% increase in Health’s 2016-17 operating budget.

   Education. Budget 2016 provides $7.9 billion for Education in 2016-17, keeping the government’s commitment to fully fund enrolment growth, projected at 1.3% in 2016-17.

   Advanced Education. Budget 2016 provides $5.9 billion for Advanced Education in 2016-17, keeping the government’s commitment to provide stable, predictable funding for post-secondary education. Base operating grants for institutions will increase 2% per year, while accessibility and affordability for students improves with the second year of the two-year tuition freeze.

Budget 2016 maintains stable funding for key public services, including health care, education and social services.

FISCAL PLAN 2016–19  •   OVERVIEW            7

Human Services. Budget 2016 provides $4.4 billion for Human Services in 2016-17, keeping the government’s commitment to strong families and strong communities.
Budget 2016 reflects a number of cost saving measures.	At the same time, Budget 2016 reflects a number of cost saving measures that help restrain the rate of growth in government operating expense:

   Freezing salaries for political staff and managers in government departments and agencies. The 2016-17 budgets for salaries and supplies in government departments are $121 million, or nearly 2%, lower than the comparable 2015-16 budgets.

   Amalgamating or dissolving agencies, boards or commissions (ABCs) under the ABC review. In total, 26 agencies will be amalgamated or dissolved out of the 136 agencies that were reviewed in phase one, saving $33 million over three years.

   Deferring spending included in Budget 2015 for some of the government’s platform commitments, saving $118 million in 2016-17 and $208 million in 2017-18.

   Identifying program reductions and other adjustments, including saving $50 million by suspending Access to the Future Fund payments, $45 million from realigning priorities at the Alberta Innovates Corporation and $20 million from Alberta Community Partnership grants.

After funding priority cost pressures including enrolment growth in Education, Budget 2016 reflects net reductions in operating expense of about $300 million in both 2016-17 and 2017-18 from the comparable amounts included in Budget 2015. With an ongoing commitment to find $250 million per year in savings from lower priority programs, operating budget increases average just 2% per year in Budget 2016, well below projected population growth plus inflation which is expected to average 3% per year over the next three years.

Operating Expense Increases

Source:   Alberta Treasury Board and Finance

8             OVERVIEW  •  FISCAL PLAN 2016–19

Including the Climate Leadership Plan, total expense will be $51.1 billion in 2016-17, $53.6 billion in 2017-18 and $56 billion in 2018-19.

Budget 2016 – Expense
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Operating Expense (net of in-year savings)	42,047	43,209	43,222	44,094	45,090	45,874
Disaster assistance (with operating 2013 flood support)	351	829	647	246	228	204
Capital Grants	2,466	1,975	1,862	2,288	2,577	2,391
Climate Leadership Plan	-	-	-	330	1,208	2,426
Amortization / Inventory Consumption / Loss on Disposals	3,184	3,083	3,083	3,208	3,264	3,271
Debt Servicing Costs: Capital Plan & General Government	722	778	775	996	1,432	2,003
Pension Provisions	(404)	31	(258)	(65)	(180)	(201)
Total Consolidated Expense	48,366	49,906	49,331	51,097	53,619	55,968

FISCAL MANAGEMENT

Debt to GDP Ratio. The government is committed to maintaining one of the lowest debt to nominal GDP ratios among the provinces. The 15% limit set in the Fiscal Planning and Transparency Act is being removed to provide the flexibility required to deal with current economic realities.

Debt to GDP Ratio – Provincial Comparison (2014-15 data)

Source:   Alberta Treasury Board and Finance

Risk Adjustment. Alberta’s revenue is extremely volatile and difficult to predict given the province’s reliance on resource revenue. Budget 2016 introduces a risk adjustment factor, bringing an increased level of prudence to Alberta’s budget and fiscal planning. The risk adjustment reflects the potential impact on resource revenue of more conservative oil price assumptions, moving to roughly $10/barrel less per year than the average of private sector forecasts. The risk adjustment is included in the calculation of the deficit.

Budget 2016 introduces a risk adjustment factor to reflect the volatility of Alberta’s resource revenue.

Budget 2016 – Risk Adjustment
	2016-17 Estimate	2017-18 Target	2018-19 Target
Oil Prices (WTI, US$/bbl)
Budget 2016	42	54	64
Low Price Scenario	36	43	54
Risk Adjustment – increases the deficit ($ billion)	(0.7)	(1.5)	(2.0)

FISCAL PLAN 2016–19  •   OVERVIEW            9

Budget 2016 – Key Fiscal Metrics (billions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Consolidated Revenue	49.5	43.8	42.9	41.4	45.0	49.6
Consolidated Expense	48.4	49.9	49.3	51.1	53.6	56.0
Risk Adjustment	-	-	-	(0.7)	(1.5)	(2.0)
Consolidated Surplus / (Deficit)	1.1	(6.1)	(6.4)	(10.4)	(10.1)	(8.4)
Other Key Metrics:
Capital / Other Non-financial Assets	44.8	48.4	47.5	51.4	54.5	57.0
Heritage Fund Year-end Balances	15.0	15.1	15.2	15.4	15.7	16.0
Contingency Account Year-end Balances	6.5	3.3	3.8	-	-	-
Liabilities for Capital Projects / Fiscal Plan Borrowing	12.9	18.9	20.0	30.5	45.2	57.6
Debt to Nominal GDP Ratio	3.4%	5.7%	6.0%	9.6%	13.1%	15.5%

ENERGY AND ECONOMIC ASSUMPTIONS
The Budget 2016 outlook is in line with private sector forecasts for Alberta.

The Budget 2016 outlook is prudent and in line with other forecasts for energy prices and other economic and financial variables. The revenue forecast is based on much lower oil prices than anticipated in Budget 2015. WTI now forecast to average US$42/bbl in 2016-17, $54 in 2017-18 and $64 in 2018-19.

Alberta’s real GDP shrank by an estimated 1.5% in 2015 and is forecast to fall a further 1.4% in 2016 due to the impact of sharply lower oil prices. This would mark the first time since 1982-83 that the Alberta economy has seen two consecutive years of negative growth. Alberta’s economy is expected to rebound by 1.9% in 2017.

Alberta’s labour market deteriorated in the final quarter of 2015 and early part of 2016 with substantial job losses and a further increase in the unemployment rate. In 2016, employment is expected to fall by 1.7% and the unemployment rate is forecast to average 8%.

Energy and Economic Assumptions
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
WTI Oil (US$/bbl)	80.48	50.00	45.00	42.00	54.00	64.00
Light-Heavy Differential (US$/bbl)	17.30	13.60	13.40	15.20	17.50	18.50
WCS@Hardisty (Cdn$/bbl)	70.78	46.50	41.00	36.40	48.30	59.00
Natural Gas (Cdn$/GJ)	3.51	2.60	2.30	2.40	2.80	3.00
Conventional Crude Oil Production (000s barrels/day)	586	560	529	524	506	489
Raw Bitumen Production (000s barrels/day)	2,330	2,473	2,403	2,668	2,890	3,151
Exchange Rate (US¢/Cdn$)	88.0	78.0	76.0	73.5	75.5	77.5
Interest Rate (3-month Canada treasury bills, %)	0.85	0.50	0.49	0.54	0.93	1.49

	2014	2015b	2015f	2016	2017	2018
Real GDP (% change)	4.8	(1.0)	(1.5)	(1.4)	1.9	2.8
Employment (% change)	2.2	1.0	1.2	(1.7)	0.9	2.1
Unemployment Rate (%)	4.7	5.8	6.0	8.0	7.5	6.5
Primary Household Income (% change)	6.7	2.5	0.3	(1.4)	2.4	4.2
Net Corporate Operating Surplus (% change)	17.0	(54.8)	(51.9)	(18.0)	48.6	32.9
Alberta Consumer Price Index (% change)	2.6	0.9	1.1	1.5	1.7	2.1
Population (% change)	2.8	1.8	1.8	1.2	1.0	1.3

10             OVERVIEW  •  FISCAL PLAN 2016–19

Population growth is expected to moderate to 1.2%, or about 51,000 people in 2016, primarily as a result of net outflows of interprovincial migrants. Population growth is forecast to ease further to 1.0% in 2017, before picking up slightly in 2018.

Low oil prices continue to weigh on the energy sector, where capital spending is expected to fall again in 2016. This lower capital spending is now effecting related sectors, including construction and manufacturing.

Some industries, such as agriculture, forestry and manufacturing, will continue to benefit from a lower Canadian dollar, reduced cost pressures and a stronger US economy. Infrastructure spending by the provincial government is expected to provide a lift, partially offsetting the decline in private investment in 2016 and 2017.

Oil sands production will continue to expand, reflecting investments made prior to the oil price collapse. Market access remains critical given the production profile of the oil sands and the increased reliance on higher cost rail transportation.

CAPITAL PLAN

Budget 2016 continues the ambitious investment in modern, efficient infrastructure that was introduced in Budget 2015. The Capital Plan will help stimulate the economy, keep people working and upgrade or expand existing infrastructure. The Capital Plan will support $34.8 billion in infrastructure projects over five years, with $2.2 billion for green infrastructure under the Climate Leadership Plan. There is another $4.4 billion for ancillary projects self-financed by Alberta Health Services, post-secondary institutions and school boards.

The Budget 2015 Capital Plan included $4.4 billion to be allocated to new projects and programs in the future, of which $150 million was allocated in 2015-16. In Budget 2016, the remaining $4.25 billion is allocated as follows:

   $3.13 billion for new projects, including continuing care beds, affordable housing, new schools and school modernizations and transportation infrastructure including twinning the Peace River bridge.

The Budget 2016 Capital Plan supports $34.8 billion in projects over five years.

Budget 2016 – Capital Plan (billions of dollars)
	2016-17 Estimate	2017-18 Target	2018-19 Target	2019-20 Projected	2020-21 Projected	5-year Totals
Capital Plan Spending:
Core Government	7.6	7.3	6.3	5.8	5.6	32.6
Climate Leadership Plan	-	0.2	0.6	0.7	0.7	2.2
SUCH Sector – Self-financed Investment	0.9	0.8	1.0	0.9	0.9	4.4
Consolidated Capital Plan Spending	8.5	8.3	7.9	7.4	7.2	39.2
Capital Plan Financing:
Direct Borrowing	5.0	6.1	5.4	5.1	4.9	26.5
Alternative Financing (P3s)	0.2	0.2	0.2	0.2	0.2	1.0
Other Cash Sources (e.g., retained income)	2.4	1.0	0.7	0.5	0.5	5.1
Climate Leadership Plan	-	0.2	0.6	0.7	0.7	2.2
SUCH Sector Self-financing	0.9	0.8	1.0	0.9	0.9	4.4
Total Capital Plan Financing	8.5	8.3	7.9	7.4	7.2	39.2

FISCAL PLAN 2016–19  •   OVERVIEW            11

   $864 million for additional capital maintenance and renewal;

   $145 million for planning funds for future projects; and

   $114 million remains as a contingency for emergent projects.

The Budget 2016 Capital Plan provides $9.0 billion in municipal infrastructure support over five years, including $6.1 billion under the Municipal Sustainability Initiative and $1.4 billion for GreenTRIP and other transportation projects. There is $6.2 billion budgeted for capital maintenance and renewal to ensure public facilities will continue to serve the needs of Albertans.

The Plan provides $3.5 billion in direct support for health facilities and equipment over five years, with $1.2 billion for the new Calgary Cancer Centre and $500 million for future projects. There is also $3.5 billion for schools, with $2.9 billion to complete the 200 new and modernization projects previously announced and $500 million for future projects.

IMPLEMENTING GOVERNMENT COMMITMENTS

Budget 2016 keeps the government’s commitments to provide stable funding for key public services, including health care, education and social services. Given the economic and fiscal challenges facing Alberta, some of the spending commitments that were included in Budget 2015 will be deferred. Additional work is required before commitments such as reducing school fees can be implemented.

   Stable funding for health care, including mental health

   Stable funding for education, including fully funding enrolment growth

   Stable funding for post-secondary education, including post-secondary tuition freeze

   Stable funding for social services, including Family and Community Support Services and women’s shelters, with new funding for the Alberta Child Benefit

   Re-launch Summer Temporary Employment Program (STEP)

12             OVERVIEW  •  FISCAL PLAN 2016–19

FISCAL PLAN

REVENUE

13

REVENUE

Revenue Outlook	15

Non-renewable Resource Revenue	17

Tax Revenue	21

Federal Transfers	23

Investment Income	24

Other Revenue	25

Risks	25

14             REVENUE  •  FISCAL PLAN 2016–19

REVENUE

REVENUE OUTLOOK

Total revenue is forecast to be $41.4 billion in 2016-17, a decline of $1.6 billion, or 3.6% from the forecast for 2015-16. This is $8.1 billion, or 16.4% lower than revenue was in 2014-15, when the dramatic collapse in oil prices began. The negative impact of substantially lower oil prices on business investment, employment, and incomes of both households and corporations has worsened, as prices have dropped more than anticipated and are now expected to take longer to recover. Alberta’s economy contracted by an estimated 1.5% in 2015, and is forecast to contract by 1.4% in 2016, as the distress in the energy sector has deepened and spilled over into other sectors of the economy. The government’s revenue forecast has continued to deteriorate: 2016-17 non-renewable resource revenue and corporate income tax revenue are forecast to be $7.6 billion and $1.5 billion lower than they were in 2014-15.	Total revenue forecast to be $41.4 billion in 2016-17.

Relative to the October Budget 2015 forecast, 2015-16 revenue is $850 million lower, while 2016-17 revenue has decreased by $4.3 billion, primarily due to the weakness and delay in the oil price recovery. About half of the drop in forecast 2016-17 revenue is from resource revenue and half from income tax revenue. Total revenue in 2018-19 is estimated to be $1.8 billion lower, but this includes a net $2.4 billion increase from Climate Leadership Plan revenue initiatives, which helps boost 2018-19 revenue to $49.6 billion, about the same as 2014-15 revenue. These changes from the forecast produced just six months ago indicate just how rapid and significant the impacts of oil price volatility can be on Albertans, our economy and government revenue.

Total Revenue
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Personal income tax	11,042	12,047	11,278	11,405	11,759	12,363
Corporate income tax	5,796	4,745	4,972	4,325	4,263	4,819
Other tax revenue	4,598	5,307	5,345	6,037	7,156	7,765
Resource revenue – Bitumen royalties	5,049	1,547	1,144	656	1,586	2,986
Resource revenue – other	3,899	1,221	1,330	708	1,167	1,239
Federal transfers	5,982	6,984	7,236	7,278	7,430	7,667
Investment income	3,113	2,820	2,766	2,115	2,266	2,476
Net income from business enterprises	2,665	2,736	2,537	2,416	2,680	2,816
Premiums, fees and licences	3,564	3,687	3,588	3,649	3,805	3,814
Other revenue	3,773	2,694	2,742	2,787	2,876	3,672
Total Revenue	49,481	43,788	42,938	41,376	44,988	49,617
Change from Budget 2015
Personal income tax			(769)	(1,246)	(1,423)	(1,549)
Corporate income tax			227	(501)	(586)	(474)
Other tax revenue			38	393	1,384	1,858
Resource revenue – Bitumen royalties			(403)	(1,147)	(1,227)	(1,413)
Resource revenue – other			109	(901)	(385)	(394)
Investment income			(54)	(449)	(246)	(129)
Other revenue			2	(483)	(448)	280
Total Revenue			(850)	(4,334)	(2,931)	(1,821)

FISCAL PLAN 2016–19  •   REVENUE            15

Oil prices weak for 2016, but expected to start rising in 2017 when supply-demand imbalance begins to correct.	The revenue forecast is based on oil prices remaining weak for most of 2016, but starting to rise near the end of the year when the excess of global oil supply relative to demand is expected to begin shrinking. After significant job losses in 2016, lower household incomes and two years of significant drops in corporate profits, it is forecast that 2017 will bring employment gains and positive income growth. The economy is expected to expand by 1.9% in 2017, supported by the recovery in oil prices, continued easing of cost pressures, rising oil sands production, a low Canadian dollar and a stronger US economy. The lingering effects of several years of lower energy investment and job losses will persist over the next several years though, with slower personal income, employment and population growth.

Total revenue is forecast to grow by $8.2 billion, an average of 9.5% per year, between 2016-17 and 2018-19, led mainly by bitumen and crude oil royalties, income taxes and new revenue from Climate Leadership Plan initiatives.

There are a myriad of factors that affect Alberta’s revenue, as outlined in the following discussion, but changes to commodity prices, the exchange rate and population growth impact the economic forecast directly and drive most of the other variables factored into the revenue forecast. A more detailed discussion of these elements is provided in the Economic Outlook chapter.

Two new tax credits to encourage investment. Small business rate reduced from 3% to 2%.	Budget 2016 contains several revenue initiatives in support of jobs, investment and diversification and the Climate Leadership Plan. First, two new tax credits are being implemented: one, to encourage investment in eligible small and medium-sized businesses, is reported as expense as it primarily will be a refundable credit; the second, to encourage investment in capital fostering economic diversification, is part of corporate income tax, and reduces revenue by $15 million in 2016-17 and $60 million in 2017-18.

Climate Leadership Plan establishes carbon prices to encourage emission reductions. Revenue raised to be fully recycled.	The Climate Leadership Plan imposes an economy-wide price on carbon emissions to discourage consumption with a new carbon levy and new product-based performance standards based on the existing Specified Gas Emitters Regulation (SGER). The carbon levy, included in “Other Tax Revenue,” applies to purchases of transportation and heating fuels ($20/tonne on January 1, 2017, rising to $30/tonne on January 1, 2018), and is estimated to raise $274 million in 2016-17, and $1.7 billion by 2018-19. Large final emitters currently able under SGER to pay for any emissions that exceed their targets, will pay these prices a year earlier ($20/tonne in 2016; $30/tonne in 2017). Compliance payments are included in “Other Revenue,” and are estimated at $101 million in 2016-17, and $917 million by 2018-19. To assist businesses affected by increased costs, the small business corporate income tax (CIT) rate is being reduced effective January 1, 2017, from 3% to 2%, lowering CIT revenue by $185 million in 2017-18. More details are provided in the Tax Plan chapter.

Climate Leadership Plan Revenue Initiatives (millions of dollars)	2016-17 Estimate	2017-18 Target	2018-19 Target
Climate Leadership Plan:
Carbon levy	274	1,247	1,709
Specified Gas Emitters Regulation compliance payments	101	146	917
Gross Climate Leadership Plan revenue	375	1,393	2,626
Small business income tax rate decrease	(45)	(185)	(200)
Net Climate Leadership Plan revenue	330	1,208	2,426

16             REVENUE  •  FISCAL PLAN 2016–19

NON-RENEWABLE RESOURCE REVENUE

Non-renewable resource revenue in 2016-17 accounts for 3.3% of total revenue, though its share is expected to grow to 8.5% by 2018-19. It is forecast at $1.4 billion, $1.1 billion, or 45% lower than in 2015-16, and $7.6 billion or 85% lower than in 2014-15. Most of the deterioration in revenue is due to the impact of falling global oil prices on bitumen and crude oil royalties. Resource revenue is then estimated to increase by an average of 76% per year between 2016-17 and 2018-19, to $4.2 billion, with substantial growth in bitumen royalties, mainly due to the slow improvement in oil prices and rising production. However, resource revenue forecast for 2018-19 is still less than half of actual 2014-15 resource revenue. The changes to the royalty regime recommended by the Royalty Review Advisory Panel are intended to be “revenue neutral.”	Resource revenue in 2016-17 is estimated at $1.4 billion, 85% lower than 2014-15.

After the West Texas Intermediate (WTI) oil price averaged almost US$93 per barrel (/bbl) in the previous four fiscal years 2010-11 to 2013-14, the WTI price tumbled by 55%, from US$105/bbl average in June 2014 to just under $48/bbl in March 2015. The collapse in prices arose from global supply growth exceeding demand growth. Significant increases in North American production over several previous years, and the return of production from Iraq and Libya boosted supply, while a slowdown in developing economies muted demand growth. OPEC members in late 2014 also decided not to cut production to support prices, but rather sought to force other higher-cost producers to restrain output to correct the “over-supplied” global market.	Increasing supply, slowing demand growth and OPEC’s decision not to cut production resulted in oil price decline.

Global demand exceeded expectations during summer 2015, causing prices to climb in May and June. But this rally was short lived, and prices slumped again in late July and have continued to languish since, sinking to the mid-US$20 range in January 2016, an over 70% drop from June 2014. Supply growth has not tapered as much as expected, with Saudi Arabia and Iraq increasing output, Canadian, Russian and US production also climbing, and supply from Iran now expected to re-enter the market after the January 2016 nuclear deal removed economic sanctions. Meanwhile, demand growth estimates continue to be tempered by economic uncertainty in China and elsewhere.

Oil Prices, 2010–14 fiscal year actuals; 2014–19 monthly

(US $ per barrel)

FISCAL PLAN 2016–19  •   REVENUE            17

Most analysts now expect oil prices to stay subdued until early 2017.

Most analysts now expect that excess supply and lower oil prices will continue for the remainder of 2016, with supply and demand beginning to rebalance in 2017. The impact of lower drilling in North America, reduced investment elsewhere and production disruptions in war-torn regions should slow supply growth over the next year, even with added Iranian production, while demand should pick up in response to low prices. This in turn will support increasing prices, as a portion of incremental supply comes from higher-cost production.

Revenue forecast based on US$42 oil price in 2016-17, and US$64 by 2018-19.

The forecast is based on the WTI oil price averaging US$42 in 2016-17, $54 in 2017-18 and $64 in 2018-19. Other factors affecting oil royalty revenue are the light-heavy oil price differential, the US-Canadian dollar exchange rate, actual Alberta production and producer costs:

Increased reliance on rail transportation widens the differential, lowers prices Alberta producers receive, and reduces royalty revenue.

  The Western Canadian Select price (WCS), a benchmark price for heavy oil (blended bitumen), is determined by the WTI US dollar price less a “light-heavy differential,” that is largely linked to costs of transporting Alberta production to markets and to refinery demand. Sufficient pipeline capacity lowers costs and the differential, increasing prices Alberta producers can achieve; moving product by rail increases costs and the differential, lowering WCS. In 2016-17, the differential is estimated at US$15.20/bbl, up from $13.40 forecast for 2015-16, but about a dollar lower than estimated in Budget 2015. With Alberta production ramping up as more projects come on stream, access to Gulf Coast refineries or coastal ports for export is anticipated to remain insufficient or to be achieved through more costly rail transportation. The light-heavy oil price differential is thus forecast to expand to US$18.50 by 2018-19.

  A lower US-Canadian dollar exchange rate also supports royalty revenue. The reduction in the exchange rate has been caused mostly by the strength of the US dollar relative to most currencies with US economic performance improving. The bitumen royalty rate is based on the WTI price expressed in Canadian dollars, so the royalty rate is higher with a lower Canadian dollar. A lower dollar also increases oil prices when they are converted from US dollars into Canadian dollars, elevating producers’ revenue and incomes in Canadian dollars. The exchange rate is expected to strengthen over the forecast period.

  Bitumen production continues to grow, and is estimated to increase 31% between 2015-16 and 2018-19 as projects currently under construction are completed. Conventional crude oil production is expected to slowly decline as drilling levels fall.

Lower US-Canadian dollar exchange rate, easing business costs and increasing bitumen production help support royalty revenue.

  Low oil prices are dampening Alberta’s labour costs and reducing prices for condensate used to dilute bitumen for transportation (as condensate prices follow oil prices). Natural gas is a significant input for certain oil sands operations and gas prices are forecast to remain weak. Since costs are part of royalty calculations, these support royalty revenue, though it is also the case that royalty rates are sensitive to prices, so that rates are lower with lower prices.

18             REVENUE  •  FISCAL PLAN 2016–19

Bitumen royalties are estimated at $656 million in 2016-17, $488 million, or 43% lower than in 2015-16, and $4.4 billion or 87% lower than 2014-15. They are forecast to increase to almost $3 billion in 2018-19, with an average annual growth rate of 113% between 2016-17 to 2018-19. The main drivers are increasing oil prices and higher production.	Bitumen royalties of $656 million in 2016-17, 87% lower than in 2014-15.

The government will supply bitumen to the North West Upgrader, tentatively scheduled to begin operations in 2017, which will upgrade bitumen into higher-valued products such as ultra-low sulphur diesel. The Province will receive a portion of the revenue from the sale of the upgraded product, but is also responsible to pay monthly cost of service tolls for the 30-year term of the contract. The financial return from the project is heavily dependent on the costs of constructing and operating the facility, as well as the price differential between bitumen and upgraded products over the term of the contract.

Conventional oil royalties are estimated at $333 million in 2016-17, $277 million or 45% lower than in 2015-16, and $1.9 billion or 85% lower than in 2014-15. While they are anticipated to recover, they are forecast at only $616 million by 2018-19, with average annual growth of 36% between 2016-17 and 2018-19. Incentives in the royalty system have encouraged the use of new technologies to drill wells that previously would have been too costly to develop. Production has risen since 2011, but an increasing amount of production is from horizontal wells, subject to the same 5% royalty rate as all conventional oil wells for year one of production, but then paying the 5% rate for an additional one to three years, depending on well depth. In 2015, 83% of crude oil wells placed in production were horizontal wells.	Conventional oil royalties of $333 million in 2016-17, 85% lower than in 2014-15.

Oil Assumptions
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Revenue ($ millions)
Bitumen royalty	5,049	1,547	1,144	656	1,586	2,986
Crude oil royalty	2,245	536	610	333	659	616
Prices
West Texas Intermediate (US$/bbl)	80.48	50.00	45.00	42.00	54.00	64.00
WCS @ Hardisty (Cdn$/bbl)	70.78	46.50	41.00	36.40	48.30	59.00
Differential (US$/bbl)	(17.30)	(13.60)	(13.40)	(15.20)	(17.50)	(18.50)
Production (thousands of barrels / day)
Conventional	586	560	529	524	506	489
Raw bitumen	2,330	2,473	2,403	2,668	2,890	3,151
Exchange rate
(US¢/Cdn$)	88.0	78.0	76.0	73.5	75.5	77.5

FISCAL PLAN 2016–19  •   REVENUE            19

Natural gas and by-product royalties are estimated at $151 million in 2016-17, $190 million or 56% lower than in 2015-16, and $838 million or 85% lower than in 2014-15. They are expected to grow at 53% per year on average, out to 2018-19, when they are forecast at $355 million. Revenue includes royalties from natural gas by-products, such as propane, butane and pentane, whose prices and associated revenue more closely follow oil prices. The recently announced Petrochemicals Diversification Program, which will provide royalty credits for investment in new petrochemical facilities, is estimated to reduce revenue by $20 million in 2018-19.

Immediate outlook for natural gas prices and royalties remains weak.	The immediate outlook for natural gas prices continues to be weak, with abundant natural gas supplies keeping prices low. North American natural gas storage is at record levels, after weather in both the summer and winter was mild, and from continued growth in US shale gas production. Gas production is anticipated to keep pace with demand growth arising from improving US economic conditions, US liquid natural gas exports and retirement of coal-fired electricity plants over the medium term.

As a result, the Alberta Reference Price (ARP) for 2016-17 is estimated at Cdn$2.40/GJ, 10 cents higher than 2015-16, but $1.11 lower than 2014-15. The ARP is forecast to remain low over the next two years, reaching $3.00/GJ by 2018-19. Natural gas production is forecast to increase slightly in 2015-16 and then to trend down.
Natural Gas Assumptions

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Revenue ($ millions)	989	343	341	151	230	355
Price (Cdn$/GJ)	3.51	2.60	2.30	2.40	2.80	3.00
Production (billions of cubic feet)	4,700	4,778	4,841	4,765	4,648	4,533

Lower demand for Crown leases expected.	Bonuses and sales of Crown land leases revenue has fallen substantially since the $3.3 billion realized in 2011-12, when the June 1, 2011 sale brought in $842 million, the highest one-day sale amount in Alberta’s history. In 2015-16, revenue from land lease sales is estimated at $210 million, while in 2016-17 it is estimated at $95 million. With companies tightening their belts, it is anticipated that fewer hectares will be sold and at lower per hectare prices over the forecast period. In fact, 2015 bonuses were the lowest in 23 years, while average prices per hectare were the lowest in 19 years.
Non-Renewable Resource Revenue (millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Bitumen royalty	5,049	1,547	1,144	656	1,586	2,986
Crude oil royalty	2,245	536	610	333	659	616
Natural gas & by-products royalty	989	343	341	151	230	355
Bonuses & sales of Crown leases	476	181	210	95	157	156
Rentals and fees	173	145	156	118	109	101
Coal royalty	16	15	13	11	12	11
Total Resource Revenue	8,948	2,768	2,474	1,364	2,753	4,225

20             REVENUE  •  FISCAL PLAN 2016–19

TAX REVENUE

Tax revenue is forecast at $21.8 billion in 2016-17. This is an increase of $172 million, or 1% from 2015-16, but this includes additional revenue of $274 million from the Climate Leadership Plan carbon levy. The one percentage point increase to the insurance premiums tax, that took effect on April 1, 2016 and was first announced in the March 2015 budget, also adds about $161 million in estimated revenue in 2016-17. Without these two changes, revenue would be $21.3 billion, lower than both 2015-16 and 2014-15 revenue. Furthermore, a large portion of the $588 million increase in “Other taxes” in 2015-16 from 2014-15, that carries forward to subsequent years, is due to the increases to tobacco and fuel taxes implemented in both the March and October 2015 budgets. Finally, personal and corporate income taxes were raised in 2015. The revenue added from these various policy changes obscures the extent of the weakness in revenue Alberta would have experienced, especially in corporate and personal income taxes. Tax revenue is forecast to grow about 7% per year between 2016-17 and 2018-19, reaching $24.9 billion, but much of this increase is due to the ramping up of the carbon levy. Without the carbon levy, tax revenue would grow by 4% per year, to $23.2 billion. More details on the carbon levy are provided in the Tax Plan chapter.	Tax revenue forecast at $21.8 billion in 2016-17.

Personal income tax is estimated at $11.4 billion in 2016-17. After removing a $97 million positive prior-years’ adjustments to 2015-16 revenue, base personal income tax revenue is estimated to increase by only $224 million, or 2% from 2015-16. This is entirely due to the tax rate increases implemented in 2015, as primary household income growth is forecast to be negative 1.4% in 2016, with job losses and negative wage growth. These turn positive in 2017 and beyond. As a result, personal income tax revenue is forecast to increase by an average of 4.1% per year between 2016-17 and 2018-19, though this is well below the pace of growth experienced in recent years.	Personal income tax revenue forecast at $11.4 billion in 2016-17, and expected to increase by 4.1% per year over the next two years.

Corporate income tax is forecast at $4.3 billion in 2016-17, $647 million or 13% lower than 2015-16 and $1.5 billion or 25% lower than 2014-15. Revenue in 2015-16 is forecast to have increased slightly from the Budget 2015 estimate despite the deeper drop in oil prices, based on higher-than-expected cash instalment payments from corporations. Corporate income tax revenue is expected to decrease again in 2017-18, before increasing in 2018-19, when it is forecast to be $4.8 billion. Corporate profits are estimated to have declined by 52% in 2015, and are expected to decline 18% in 2016, before increasing by 49% in 2017, mirroring the swings in oil prices.	Corporate income tax revenue forecast at $4.3 billion in 2016-17, 25% lower than in 2014-15.

As part of the jobs, investment and diversification package, a two-year Capital Investment Tax Credit for spending on property or other capital in eligible industries is estimated to reduce revenue by $15 million in 2016-17 and $60 million in 2017-18. A portion of the revenue raised under the Climate Leadership Plan is being allocated to offset revenue reduced by lowering the small business corporate income tax rate, effective January 1, 2017, from 3% to 2%. This is intended to help small businesses deal with higher costs resulting from the carbon levy, and is estimated to reduce revenue by $45 million in 2016-17, $185 million in 2017-18 and $200 million by 2018-19. More details are provided in the Tax Plan chapter.	Climate Leadership Plan includes small business rate cut.

FISCAL PLAN 2016–19  •   REVENUE            21

Education property tax revenue is forecast at $2.4 billion in 2016-17, an increase of $153 million, or 6.8% from 2015-16. The increase is due primarily to setting the fiscal year requisition amounts based on 32% of the total education system operating expense target, which was elevated by higher-than-expected K-12 enrolment growth for the 2015-16 school year, and then 1.3% growth for 2016-17. The government intends to determine the approach for setting the requisition amount as part of each annual budget process, providing flexibility with respect to property tax policy.

Education property tax mill rates for 2016 are being reduced by 0.8%. The residential/farm rate will drop 2¢ to $2.48 per $1,000 of equalized assessment, and the non-residential rate will fall 3¢ to $3.64 per $1,000 of equalized assessment. Since the province took over responsibility for the education property tax in 1994, the proportion of provincial education property tax relative to total provincial and municipal property tax has fallen from 51% to 25%, while the municipal portion has increased from 49% to 75%. Education property tax revenue is forecast to increase $94 million by 2018-19, an average of 1.9% per year between 2016-17 and 2018-19.

Other tax revenue is forecast at $3.3 billion in 2016-17, an increase of $265 million, or 8.6% from 2015-16, but $853 million or 34% higher than in 2014-15. The change from 2015-16 primarily reflects the one percentage point increase to the insurance premiums tax, effective April 1, 2016, announced March 2015. The change from 2014-15 is mainly from the higher tobacco and fuel tax rates implemented in March and October 2015. Other tax revenue is anticipated to grow at an annual average of 2.9% between 2016-17 and 2018-19, reaching $3.5 billion.

Tax Revenue

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Personal income tax	11,042	12,047	11,278	11,405	11,759	12,363
Corporate income tax	5,796	4,745	4,972	4,325	4,263	4,819
Education property tax	2,102	2,253	2,261	2,414	2,463	2,508
Carbon levy	-	-	-	274	1,247	1,709
Other taxes	2,496	3,054	3,084	3,349	3,446	3,548
Total	21,436	22,099	21,595	21,767	23,178	24,947

22             REVENUE  •  FISCAL PLAN 2016–19

FEDERAL TRANSFERS

Federal transfers are forecast at $7.3 billion in 2016-17. This is an increase of $42 million or 0.6% from 2015-16, though 2015-16 revenue included a one-time payment of $251 million under the federal Fiscal Stabilization program. Removing this, 2016-17 revenue is up $293 million or 4.2% from 2015-16.	Federal transfers forecast to be $7.3 billion in 2016-17.

The Canada Social Transfer and Canada Health Transfer grow in line with the federal annual escalators (3% for CST and 6% for CHT until 2017-18 when the CHT escalator will be based on national nominal GDP growth) and changes to Alberta’s share of the national population. Federal transfers are forecast to grow by an average of 2.6% between 2016-17 and 2018-19, reaching $7.7 billion.

The federal government has committed to providing provinces with significant support for infrastructure, to help deal with current economic difficulties. Since 2012-13, the Alberta Auditor General has required Alberta to adopt the option under accounting standards of deferring revenue recognition of transfers for infrastructure until the related asset is completed, and then to recognize the revenue against the corresponding amortization expense. In other words, Alberta will receive cash from the federal government, spend it on asset acquisition (capital investment), but not record anything in either revenue or expense. When the asset is completed, it will be added to the balance sheet, and then depreciated over time through amortization expense. On the revenue side, a liability is recorded (deferred capital contribution), and it too will be reduced over time as federal revenue is recognized to match amortization expense.

Included in Capital Plan funding is therefore estimated cash to be received and spent, but the revenue is not reported until later and is spread out over the “life” of the asset. Budget 2016 assumes $583 million in cash funding previously committed by the federal government for the Calgary ring road and another $700 million for other projects. Nothing is included related to the additional funding announced in the recent federal budget, as program parameters and other details have not been finalized.

Federal transfers for infrastructure not reported in revenue when cash spent, but rather over multiple future years as related asset is depreciated.

Transfers from Government of Canada (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Canada Health Transfer	3,601	3,967	4,005	4,223	4,344	4,519
Canada Social Transfer	1,452	1,513	1,516	1,563	1,608	1,659
Transfers to SUCH sector	321	484	484	500	522	523
Agriculture support programs	288	313	273	300	279	289
Infrastructure support	341	289	269	282	263	266
2013 Alberta flood assistance	(423)	-	-	-	-	-
Other transfers	402	418	689	410	414	411
Total	5,982	6,984	7,236	7,278	7,430	7,667

FISCAL PLAN 2016–19  •   REVENUE            23

INVESTMENT INCOME

Investment income is forecast at $2.1 billion in 2016-17 a $651 million or 23.5% decrease from 2015-16, and $998 million or 32.1% lower than income in 2014-15. The decline in investment income is mainly due to significant gains from strong equity markets in 2013, and income from those gains being realized in subsequent years as the assets are sold. Indeed, 2013-14 investment income was the second highest level ever, and portions of gains embedded in Heritage and endowment fund assets from that year were realized in 2014, boosting 2014-15 income. A significant gain was also realized in 2015-16 when Alberta’s interest in a toll road in Chile was sold.

Investment income drops in 2016-17 from previous years’ strong results, but then grows by 8.2% per year as returns reset to normal levels.

Investment income is estimated to increase by an average of 8.2% per year between 2016-17 and 2018-19, as income realized by the Heritage and endowment funds, and overall financial market returns, reset to normal levels. Income now includes about $260 million from the SUCH sector, primarily reflecting reserves and post-secondary institution endowments.

Investment income from Alberta Capital Finance Authority (ACFA) is forecast to increase by an average of 17.8% per year between 2016-17 and 2018-19. ACFA, which accesses the government’s triple A credit rating to borrow and then transfers that advantage to municipalities and other local authorities by on-lending the proceeds, is expecting increased lending activity. A large portion of the government’s general debt servicing costs reflect this activity, and ACFA’s investment income is approximately offset by the related debt servicing costs.

Investment income of Agriculture Financial Services Corporation (AFSC) is forecast to increase by an average of 12.4% per year between 2016-17 and 2018-19, due to higher interest income from lending programs and higher estimated balances in insurance funds.

Contingency Account employed to offset deficits and protect valued programs during this time of low oil prices and revenue challenges.	Investment income from the Contingency Account is forecast to decrease as its balance is exhausted in 2016-17, as is its function, to deal with the deficits associated with the current revenue challenge. As the government returns to surplus, the Contingency Account will be replenished.

Fund Assets / Investment Income (millions of dollars)
	Assets as at Mar. 31, 2015	2014-15 Actual	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Heritage Savings Trust Fund	14,961	1,825	1,643	1,185	1,325	1,449
Endowment Funds (a)	3,321	354	372	256	283	305
Contingency Account	6,529	116	108	62	-	-
Alberta Capital Finance Authority	15,062	225	190	157	178	218
Agriculture Financial Services Corp.	4,353	132	132	137	153	173
SUCH sector	n.a.	369	264	258	261	256
Other (b)	578	92	57	60	66	75
Total	44,804	3,113	2,766	2,115	2,266	2,476
(a) Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.
(b)     Assets include the Cancer Prevention Legacy Fund and Alberta Enterprise Corporation; investment income includes income from these sources and other investment income from a variety of smaller funds and accounts.

24             REVENUE  •  FISCAL PLAN 2016–19

OTHER REVENUE

Other revenue is forecast at $8.9 billion in 2016-17, $15 million lower than 2015-16. The decrease is primarily due to the broader impact of low oil prices on Alberta’s economy. Gaming and lottery revenue is down $94 million, while net income from Alberta Treasury Branches (ATB) is $55 million lower. This follows an expected severe drop of $201 million from budget in 2015-16 ATB net income, due to higher loan loss provisions. Lower ATB net income also means that ATB’s payment in lieu of taxes reported in “Other premiums, fees and licenses” has also been reduced. Forecasts for other volume-driven revenue sources, such as land titles and motor vehicle licenses are also slightly weaker. The two-year freeze on post-secondary tuition fees remains, saving students $65 million in 2016-17.	Alberta Treasury Branch net income and other volume-driven revenue also impacted by low oil prices.

Other revenue is estimated to grow by an average of 7.9% per year between 2016-17 and 2018-19, reaching $10.3 billion. This relatively strong growth is mainly due to increasing compliance payments to the Climate Change and Emissions Management Fund from large emitters who exceed their emissions targets, as part of the Climate Leadership Plan changes. Revenue is estimated to increase by $816 million between 2016-17 and 2018-19, with deeper emissions reduction targets and the higher carbon prices.

Revenue from Other Sources (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
AGLC - Gaming / lottery	1,526	1,545	1,545	1,451	1,481	1,510
AGLC - Liquor	767	851	854	868	879	895
Alberta Treasury Branches	325	283	82	27	226	272
Post-secondary tuition fees	1,116	1,138	1,138	1,157	1,199	1,199
Health / school board fees	672	669	671	711	724	681
Other premiums, fees and licences	1,776	1,880	1,779	1,781	1,882	1,934
SUCH sales, rentals, services	850	903	906	950	972	966
SUCH fundraising, donations, gifts	667	564	561	568	586	582
Climate Change and Emissions Management Fund	77	91	92	101	146	917
Other	2,226	1,193	1,239	1,238	1,266	1,346
Total	10,002	9,117	8,867	8,852	9,361	10,302

RISKS

Alberta relies heavily on revenue sources that are volatile and unpredictable, including non-renewable resources, corporate income tax and investment income. Since 2004-05, these revenue sources have accounted for anywhere between 35% and 55% of total revenue, but in 2016-17 they are estimated at less than 20% of total revenue. This revenue is linked to factors such as energy prices, equity markets, exchange rates, geopolitical events and global economic swings. These are all clearly unpredictable, can fluctuate rapidly, and are outside Alberta’s influence. The drop in resource revenue and corporate income tax is directly tied to the current precipitous drop in oil prices.	Alberta has relied heavily on volatile, unpredictable revenue sources.
The degree of revenue uncertainty exposes the Alberta government uniquely relative to other governments. Like energy companies, banks and other

FISCAL PLAN 2016–19  •   REVENUE            25

Budget 2016 contains risk adjustments to bottom lines, to signal possible revenue shortfalls.	investors, Alberta must assess the degree of risk it is willing to take associated with its revenue outlook and spending decisions. The government decided in Budget 2015 to implement revenue policy changes that broaden the amount of revenue raised from taxes and fees in order to improve sustainability of funding for programs. In Budget 2016, the government has decided to build in an annual risk adjustment that reduces the bottom line, as a way to signal the possible extent of a revenue shortfall. The adjustment is $700 million in the 2016-17 fiscal year, $1.5 billion in 2017-18 and $2 billion in 2018-19.
GLOBAL AND US ECONOMIES

  Budget 2016 assumes global economic growth of 3.4% in 2016 and 2017, based on solid performance in the US, but ongoing struggles in Europe, and mixed prospects for the emerging economies. Substantial risks remain.

  Weaker-than-forecast global growth would harm Alberta’s revenue forecast, as oil prices would remain lower for longer.

ENERGY PRICES
Oil prices forecast at US$42 in 2016-17, and to rise to US$64 by 2018-19.

  Oil prices are expected to begin recovering at the end of 2016. WTI is forecast to average US$45 in 2015-16, and US$42 in 2016-17, and then to slowly ascend towards US$64 by 2018-19. Energy analysts continue to vary on the speed of recovery and the level prices will recover to, although most expect long-term prices to reach $70 sometime within the next five years.

  Price forecasts depend on an array of assumptions about demand and supply. Factors influencing demand include economic growth in disparate regions around the world, from the US to China to Europe, pipeline or refinery outages, and storage and speculative market activities by traders. On the supply side, investment and drilling decisions by producers, geopolitical events, civil unrest or terrorist strikes, economic sanctions, OPEC market-manipulation or simple weather-related production disruptions all have to be factored into forecasting.

  Without sufficient pipeline capacity, Alberta’s growing bitumen production will be transported by more costly rail, increasing the light-heavy differential and lowering prices for Alberta producers and revenue for government.

  Natural gas prices remain weak due mainly to increasing production of US shale gas that has outstripped demand growth.

INTEREST RATES

  Interest rates are forecast to remain low with the fragile global economy. Lower rates generally help government investment income. While short-term investments perform poorly, the market value of bonds with higher rates held in endowment portfolios increase.

  Lower rates also typically encourage business investment, economic activity and consumer spending, all providing economic support to Alberta’s resource-based economy harmed by the oil price weakness.

  Rates eventually will rise, posing a risk for indebted households, consumer spending and the government as substantial borrowing is planned, and higher rates make borrowing or refinancing of debt more expensive.

26             REVENUE  •  FISCAL PLAN 2016–19

EXCHANGE RATES

The US-Canadian dollar exchange rate has weakened considerably, in large part due to US economic strength relative to other global economies, but also due to the Bank of Canada keeping target interest rates down. The forecast assumes the dollar will remain low at 73.5US¢/Cdn$ in 2016-17, and move tepidly to 77.5¢ by 2018-19.

  A weaker Canadian dollar increases the value of oil exports and the demand for exports priced in Canadian dollars, helping Alberta’s economic growth. Changes in the exchange rate affect the profitability of energy producers, which can affect investment and government resource revenue as energy prices and contracts are mainly in US dollars. Investment income is also impacted due to significant foreign holdings in the Heritage Savings Trust Fund and endowment funds.

EQUITY MARKETS

  While equity markets performed well in 2013, and 2014 income benefited, markets can be affected by a wide range of factors, such as the strength of the US economy, uncertainty regarding the European and developing economies, or fluctuations in commodity prices and interest rates.

  Alberta has significant assets invested globally in a variety of asset classes. The investment income forecast is based on long-term expected rates of return. Annual market performance and, in turn, investment income, could vary considerably from the average.

Alberta has significant assets invested globally in a variety of asset classes.
NET CORPORATE OPERATING SURPLUS

  Corporate profits in Alberta were hit hard in 2015, and are expected to weaken further in 2016 and take about half a decade to recover from low oil prices. Partly offsetting this are easing of labour and other costs, the positive impact of the low Canadian dollar on exports, and some strength in non-energy sectors. Energy investment also declined dramatically in response to the oil price decline, and as energy projects transition from the construction to production phase. However, it can be difficult to predict how forecast net corporate operating surplus translates to corporate income tax revenue, as taxable income can differ significantly from corporate profits, due to tax changes or discretionary deductions such as depreciation or prior-year losses.

Corporate net operating surplus forecast to take half a decade to recover to 2014 levels. Corporate income tax revenue is difficult to forecast.

Sensitivities to Fiscal Year Assumptions, 2016–17(a) (millions of dollars)
	Change		Net Impact

Oil price (WTI US$/bbl)	-$1		-130
Light-heavy oil price differential (US$/bbl)	+$1		-70
Natural gas price (Cdn$/GJ)	-10	¢	-25
Exchange rate (US¢/Cdn$)	+1	¢	-85
Interest rates	+1%		-230
Primary household income	-1%		-170

(a)     Sensitivities are based on current assumptions of prices and rates and show the effect for a full 12 month period. Sensitivities can vary significantly at different price and rate levels. The energy price sensitivities do not include the potential impact of price changes on the revenue from land lease sales.

FISCAL PLAN 2016–19  •   REVENUE            27

BLANK PAGE

28

FISCAL PLAN

EXPENSE

29

EXPENSE

30             EXPENSE  •  FISCAL PLAN 2016–19

EXPENSE

Budget 2016 keeps the government’s commitment to provide stable funding for key public services, including health care, education and social services. At the same time, a number of cost saving measures have been or will be implemented in Budget 2016. Compared to Budget 2015, the operating expense budgets for 2016-17 and 2017-18 are about $300 million lower each year.	Budget 2016 includes a number of cost saving measures.

Operating Expense – Budget Comparison

(millions of dollars)

	2016-17			2017-18
	Budget 2015	Budget 2016	Change	Budget 2015	Budget 2016	Change
Operating Expense	44,651	44,344	(307)	45,684	45,340	(344)
Less: Program Re-allocations/In-year Savings	(250)	(250)	-	(300)	(250)	50
Total Net Operating Expense	44,401	44,094	(307)	45,384	45,090	(294)

Operating Expense Increases	With the operating adjustments in Budget 2016, including in-year savings of $250 million per year, the rate of growth in government operating expense will average 2% per year. This is well below the combined rate of population growth plus inflation projected for Alberta, which is expected to average 3% per year over the next three years.

Overall, Budget 2016 includes $51.1 billion in total expense in 2016-17, including the Climate Leadership Plan. The four largest ministries (Health, Education, Advanced Education and Human Services) account for 75% of total expense.

Budget 2016 – Expense
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Health	19,262	19,613	19,854	20,361	20,929	21,260
Education	7,556	7,578	7,619	7,911	8,065	8,208
Advanced Education[1]	5,526	5,824	5,759	5,895	6,044	6,151
Human Services[1]	3,985	4,171	4,193	4,395	4,525	4,592
Other Ministries and Legislative Assembly	11,368	11,082	10,742	11,278	11,618	11,575
Other Expense (net of in-year savings)	669	1,638	1,164	927	1,230	1,756

Consolidated Expense – excluding Climate Leadership	48,366	49,906	49,331	50,767	52,411	53,542
Climate Leadership Plan	-	-	-	330	1,208	2,426
Total Expense	48,366	49,906	49,331	51,097	53,619	55,968
[1] Adjusted for government reorganization.

FISCAL PLAN 2016–19  •   EXPENSE            31

MINISTRY OF HEALTH

Budget 2016 keeps the government’s commitment to provide long-term stable funding for health care.

Health’s consolidated expense is budgeted at $20.4 billion in 2016-17 (excluding debt servicing costs). Budget 2016 keeps the government’s commitment to provide long-term stable funding for health care, with Health’s operating budget increasing by 3% in 2016-17. Alberta’s per capita spending on health is higher than comparator provinces including British Columbia and Ontario. Budget 2016 limits the rate of growth in health spending while the government works with stakeholders to make the health care system fiscally sustainable while improving the quality of care.

Alberta Health Services (AHS). There is $14.3 billion budgeted for AHS operations in 2016-17. AHS will continue to identify operational efficiencies and other savings opportunities. This includes shifting from higher cost acute care to community-based services where possible, with additional funding for services provided by midwives as just one example.

Ministry of Health – Consolidated Expense

(excluding debt servicing costs, pension provisions and flood recovery initiatives)

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Alberta Health Services’ Operations:
Facility-Based Patient Services	5,317	5,347	5,404	5,497	5,564	5,627
Administration and Support Services	2,391	2,381	2,404	2,387	2,380	2,373
Diagnostic, Therapeutic and Other Patient Services	2,012	2,068	2,090	2,094	2,083	2,083
Care Based Services	1,639	1,741	1,760	1,905	2,054	2,128
Physician Compensation and Development	920	955	955	955	955	955
Information Systems	566	564	628	570	562	557
Drugs and Supplemental Health Benefits	463	427	427	425	425	425
Community Programs and Healthy Living	342	355	359	369	382	384
Research and Education	107	99	100	99	99	99

Alberta Health Services Sub-total	13,758	13,937	14,127	14,301	14,504	14,631

Department of Health:
Physician Compensation and Development	3,540	3,805	3,853	3,894	4,004	4,065
Drugs and Supplemental Health Benefits	1,376	1,508	1,500	1,615	1,743	1,869
Diagnostic, Therapeutic and Other Patient Services	243	277	277	301	321	341
Support Programs	163	183	181	191	198	207
Care Based Services	140	123	118	157	170	180
Community Programs and Healthy Living	116	122	109	128	133	133
Information Systems	78	80	67	88	83	83
Infrastructure Support	11	-	51	43	122	100
Cancer Prevention and Research	12	12	6	12	12	12
Ministry Support Services	66	72	64	67	68	68

Department of Health Sub-total	5,745	6,182	6,226	6,496	6,854	7,058

Health Quality Council of Alberta	7	7	7	7	7	7

Consolidation and Accounting Policy Adjustments	(248)	(513)	(506)	(443)	(436)	(436)
Totals	19,262	19,613	19,854	20,361	20,929	21,260

32             EXPENSE  •  FISCAL PLAN 2016–19

Physician Compensation and Development. There is a total of $4.8 billion budgeted in 2016-17 for various compensation and development programs for almost 9,700 physicians and 1,650 medical residents. The government and the Alberta Medical Association are currently undertaking negotiations with the aim of managing the rate of growth of the physician services budget and improving the effective provision of health care to Albertans.	There is $4.8 billion budgeted for physician compensation and development programs in 2016-17.

Drugs and Supplemental Health Benefits. There is a total of $2.0 billion budgeted for these benefits in 2016-17, including $548 million for prescription drugs and $124 million in dental, optical and other supplemental health benefits for seniors. This budget also includes a total of $321 million for outpatient cancer and specialized high cost drugs.

Other Programs. There is $233 million budgeted in 2016-17 to support the primary care networks (PCNs), a $64 million increase from 2015-16 as the PCNs drew down surpluses last year. There is $200 million budgeted for human tissue and blood services and $102 million for allied health services which include podiatry, optometry and oral surgery.

MINISTRY OF EDUCATION

Education’s consolidated expense is budgeted at $7.9 billion in 2016-17 (excluding debt servicing costs and pension provisions). Budget 2016 keeps the government’s commitment to fully fund enrolment growth, projected at 1.3% (about 8,200 students) in 2016-17, 1.2% in 2017-18 and 1.9% in 2018-19, helping to maintain overall class size averages over the next three years.	Budget 2016 keeps the government’s commitment to fully fund enrolment growth.

Budget 2016 adjusts the government’s commitments to implement a school nutrition program and to reduce school fees. A targeted school nutrition program will be piloted during the 2016-17 school year and then phased-in over the following two years, with $10 million in 2017-18 and $20 million in 2018-19. The plan to reduce school fees has been deferred as Education is conducting a detailed review of the various fees applied by school boards.

School Board Operations. There is $7.5 billion budgeted for public and separate school board operations in fiscal 2016-17. This budget includes:

  $5.8 billion for Early Childhood Services to Grade 12 instruction, with $431 million to address inclusive education;

  $626 million to operate and maintain schools;

  $355 million for amortization of existing school facilities;

  $350 million to support student transportation services;

  $250 million for governance and system administration; and

  $99 million for program support services.

There is $7.5 billion budgeted for public and separate school board operations in fiscal 2016-17.

Teachers’ Pensions. There is $408 million in 2016-17 for teachers’ pensions current service payments included in the funding for school boards, with a further $475.5 million budgeted in Treasury Board and Finance to provide for the costs of the Teachers’ Pre-1992 Pension Liability.

FISCAL PLAN 2016–19  •   EXPENSE            33

Private Schools. There is $248 million budgeted in 2016-17 to support about 100 accredited-funded private schools and almost 100 private operators that provide Early Childhood Services programs.

Ministry of Education – Consolidated Expense

(excluding debt servicing costs, pension provisions and flood recovery initiatives)

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
School Board Operations:
Instruction – Early Childhood Services to Grade 12	5,594	5,588	5,630	5,849	5,979	6,115
Operations and Maintenance	604	611	613	626	638	634
School Facilities Amortization	301	310	310	355	360	360
Student Transportation	346	341	345	350	357	354
Governance and System Administration	253	246	246	250	252	256
Program Support Services	101	98	98	99	100	105

School Board Operations Sub-total	7,199	7,194	7,242	7,529	7,686	7,824

Accredited Private Schools and ECS Operators	234	239	242	248	251	254
Departmental Program Support & Amortization	131	135	135	128	128	128
Ministry Support Services	24	22	22	22	22	22
School Facilities (includes planning)	-	10	-	5	1	1
Consolidation Adjustments	(32)	(22)	(22)	(22)	(22)	(22)
Totals	7,556	7,578	7,619	7,911	8,065	8,208

MINISTRY OF ADVANCED EDUCATION

Budget 2016 keeps the government’s commitments to provide stable funding for Advanced Education and implement a two-year tuition freeze.

Advanced Education’s consolidated expense is budgeted at $5.9 billion in 2016-17 (excluding debt servicing costs and pension provisions). Budget 2016 keeps the government’s commitments to provide stable funding to institutions and ensure the post-secondary system is accessible and affordable for Alberta students and families with the second year of a two-year tuition freeze.

Post-Secondary Operations. There is $5.5 billion budgeted in 2016-17 for post-secondary operations, supporting an estimated 263,100 full and part-time students and apprentices this year. Budget 2016 provides for base operating grant increases to institutions of 2% per year and maintains the funding restored in Budget 2015 for apprenticeship and targeted enrolment. During 2015-16, payments from the Access to the Future Fund were suspended and this continues in Budget 2016.

Student Aid. There is $240 million budgeted for Student Aid programs in 2016-17. This includes:

  $90 million for scholarships and awards to about 49,000 students;

  $60 million for the costs of providing student loans and student debt management programs; and

  $54 million for grants and bursaries to about 16,700 students.

In addition, there is $579 million budgeted for student loans in 2016-17, expected to assist more than 77,000 students.

34             EXPENSE  •  FISCAL PLAN 2016–19

Foundational Learning. There is $76 million budgeted for Foundational Learning Supports in 2016-17. This includes $65 million in grants to support eligible Albertans attending programs such as English as a Second Language, basic skills and academic upgrading programs or occupational training to help them transition into post-secondary studies and/or find employment. While attending an approved foundational learning program, eligible individuals receive monthly financial assistance and funding for the costs of tuition, books and mandatory fees.

Ministry of Advanced Education – Consolidated Expense

(excluding debt servicing costs and pension provisions)

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Post-Secondary Operations	5,123	5,402	5,351	5,485	5,634	5,734

Student Aid	228	228	229	240	242	245
Other Support for Adult Learning	75	79	78	80	81	83
Foundational Learning Supports	78	81	72	76	72	72
Apprenticeship Delivery	41	41	41	43	44	45
Alberta Centennial Education Savings Plan	17	19	14	-	-	-
Ministry Support Services	30	30	30	28	29	29
Consolidation Adjustments	(66)	(56)	(56)	(58)	(58)	(58)
Totals	5,526	5,824	5,759	5,895	6,044	6,151

MINISTRY OF HUMAN SERVICES

Human Services’ consolidated expense is budgeted at $4.4 billion in 2016-17 (excluding flood recovery initiatives). Budget 2016 keeps the government’s commitment to support strong families and strong communities with the new Alberta Child Benefit and continued support for income support programs, homeless and outreach supports including women’s shelters and community-based Family and Community Support Services. Budget 2016 adjusts the government’s commitments for child care and child intervention but will maintain the funding levels that support existing programming.	Budget 2016 keeps the government’s commitment to support strong families and strong communities.

Persons with Disabilities Supports. There is $1.1 billion budgeted in 2016-17 for programs supporting persons with disabilities including persons with developmental disabilities, family support for children with disabilities and fetal alcohol spectrum disorder initiatives.

AISH. There is $978 million budgeted in Human Services for income and other support and $257 million budgeted in Health for related health benefits in 2016-17, helping about 54,000 disabled adults live more independently. Combined, the budgets reflect an increase of $63 million from 2015-16 to address expected caseload growth and increases in the costs per case.

Child Intervention. There is $734 million budgeted in 2016-17 for child intervention. Budget 2016 maintains stable funding for child intervention reflecting the actual level of spending in this program area.

FISCAL PLAN 2016–19  •   EXPENSE            35

Employment and Income Support. There is $683 million budgeted in Human Services for these programs in 2016-17, including $480 million for income support programs. There is an additional $206 million budgeted in Health for related health benefits. These programs help eligible Albertans cover their basic costs of living and find or maintain jobs.

Child Care. There is $307 million budgeted in 2016-17 for child care programs. This budget will provide $10 million for new initiatives including phasing-in an evidence-based practice framework for child care practitioners, planning to increase access to child care programs in communities with the most significant space pressures, and developing models for affordable child care options. Budget 2016 defers the government’s commitment on $25/day child care.

Homeless and Outreach Support Services. There is $181 million budgeted in 2016-17 for these supports. This will help house about 2,000 homeless Albertans this year and support nearly 3,200 spaces in 25 homeless shelters, 710 beds in 30 women’s emergency shelters, programming in 11 second-stage shelters, and outreach supports to women and children leaving family violence. Since 2009-10, about 12,250 Albertans who were homeless have been housed.

Alberta Child Benefit. There is $147 million budgeted in 2016-17 to implement the Alberta Child Benefit beginning July 1, 2016. This new benefit will provide up to $2,750 each year to Alberta’s most vulnerable families, in support of 235,000 children.

Family and Community Support Services (FCSS). There is $101 million budgeted in 2016-17 for FCSS, keeping the government’s commitment to provide increased support for these 80/20 partnerships between the province and 319 municipalities and Metis settlements.

Ministry of Human Services – Consolidated Expense (excluding flood recovery initiatives) (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Persons with Disabilities Supports	1,047	1,067	1,066	1,089	1,106	1,122
Assured Income for the Severely Handicapped	916	949	949	978	1,001	1,014
Child Intervention	712	736	736	734	738	742
Employment and Income Support	611	653	675	683	703	736
Child Care	281	297	291	307	322	322
Homeless and Outreach Support Services	162	178	178	181	181	181
Alberta Child Benefit	-	-	-	147	196	196
Family and Community Support Services	76	101	101	101	101	101
Early Intervention Services for Children and Youth	96	90	90	92	93	95
Other Programs and Services	66	82	89	67	67	67
Ministry Support Services	41	41	41	40	40	40
Consolidation Adjustments	(23)	(23)	(23)	(23)	(23)	(23)
Totals	3,985	4,171	4,193	4,395	4,525	4,592

36             EXPENSE  •  FISCAL PLAN 2016–19

JOBS, INVESTMENT AND DIVERSIFICATION

Economic Development and Trade. Consolidated expense is budgeted at $343 million in 2016-17. This budget includes $183 million in transfers to the Alberta Innovates Corporation, as four corporations are amalgamated into one under this ministry in 2016-17.

Economic Development and Trade is leading implementation of the new jobs, investment and diversification package. Over two years, this $250 million package will provide:	Budget 2016 provides $250 million over two years for a new jobs, investment and diversification package.
$90 million for a new Alberta Investor Tax Credit that will provide investors a tax credit for investing in eligible small and medium enterprises in Alberta.

  $75 million for a new Capital Investment Tax Credit that will provide a tax credit supporting the first time acquisition of new and used property in value-added agriculture, manufacturing and processing, tourism infrastructure and culture industries.

  $25 million for the Alberta Enterprise Corporation. This will be invested by the Corporation in early stage as well as clean technology focused venture capital to spur innovation and help grow companies and increase employment in this sector. This is in addition to the $50 million included in Budget 2015 for investments by the Corporation.

  $25 million for attracting and supporting new businesses. This includes $10 million in support to entrepreneurs and small or medium-sized enterprises commercialization efforts; $10 million to expand the Agrivalue Processing Business Incubator in Leduc, and $5 million to attract major new business investment or company headquarters to Alberta.

  $25 million for apprenticeship and training. This includes a $15 million program to support apprenticeship focused training opportunities and $10 million to provide occupationally focused training opportunities.

$10 million to support regional economic development initiatives that drive investment, business growth, job creation and diversification throughout Alberta.

CLIMATE LEADERSHIP PLAN

Under the Climate Leadership Plan, gross revenue raised from compliance payments from large industrial emitters and the carbon levy will be fully reinvested in Alberta’s economy. This will provide $9.6 billion over the first five years of the Plan to be used to fund investments to further reduce emissions and help households, businesses and communities adjust to the new carbon price.	Budget 2016 implements the Climate Leadership Plan.

Priority areas for investment under the Plan include:

Bioenergy. Bioenergy is a renewable resource which supports economic development opportunities across Alberta in sectors such as agriculture and forestry.

FISCAL PLAN 2016–19  •   EXPENSE            37

Energy Efficiency. Through a new agency, Energy Efficiency Alberta, $45 million will be invested in 2016-17 to help households, businesses and communities reduce their energy consumption and greenhouse gas emissions. Energy Efficiency Alberta will provide education and outreach, energy audits and incentives to encourage energy efficiency and community energy systems.

Green Infrastructure. Support will be provided to municipalities for public transit and other green infrastructure. Green build programs will be integrated into the planning for government-owned assets. The $5 million budgeted in 2016-17 is for project planning.

Innovation and Technology. In partnership with other governments and industry, funding will support transformative research, innovation and technology focused on Alberta’s climate change objectives.

Renewable Energy. The government will support a transparent and competitive process through the Alberta Electric System Operator to bring on new, large scale renewable generation capacity in Alberta. The first competition will launch in late 2016 with the first projects potentially in service by 2019.

Plan Implementation. The Alberta Climate Change Office will provide leadership and coordination of all implementation activities under the Plan.

Initiatives to help Alberta consumers and businesses adjust to the new carbon price include the consumer rebate program, expected to provide $95 million in 2016-17, and a 1% reduction in the small business tax rate effective January 1, 2017. These initiatives are described in detail in the Tax Plan chapter.

Funding will also be provided to help communities most affected by the phase out of emissions from coal-fired electricity generation, including training to help impacted workers transition into other areas of the economy. Support will also be provided to Indigenous communities to enable them to participate in all facets of the Climate Leadership Plan. There is $10 million budgeted in 2016-17 for these adjustment programs.

OTHER MINISTRIES

Agriculture and Forestry. Consolidated expense is budgeted at $1.1 billion in 2016-17 (excluding debt servicing costs). This budget provides $466 million for crop, hail and livestock insurance and $129 million for agriculture income support programs; $103 million for industry development to support ongoing efforts to expand existing and open new markets for Alberta’s agricultural products, and $48 million to ensure food safety and animal health.

Culture and Tourism. Consolidated expense is budgeted at $334 million in 2016-17 (excluding flood recovery initiatives). This budget provides $99 million for Community and Voluntary Support Services, including $38 million under the Community Facility Enhancement Program and $7 million in new funding for cultural infrastructure. This budget also provides $75 million in support for creative industries, including $37 million for the Alberta Media Fund. There is also $62 million for tourism marketing and development. The Budget 2015 commitment to provide additional support to the Alberta Foundation for the Arts has been deferred.

38             EXPENSE  •  FISCAL PLAN 2016–19

Energy. Consolidated expense is budgeted at $769 million in 2016-17. This budget provides $245 million for operations of the Alberta Energy Regulator and $36 million for the Alberta Utilities Commission. The budget for Orphan Well Abandonment, which nearly doubled in 2015-16 to $30.5 million, will be maintained at this level in Budget 2016.

Environment and Parks. Consolidated expense is budgeted at $459 million in 2016-17 (excluding the Climate Leadership Plan and flood recovery initiatives). This budget provides $74 million for ongoing parks operations and infrastructure management, including the costs of Parks Conservation Officers who have been transferred back to Environment and Parks from Justice and Solicitor General. This budget also provides $77million for water management and $46 million for land management programs. The Budget 2015 commitments for enhanced environmental enforcement and an energy retrofit loan program have been deferred.

Executive Council. Consolidated expense is budgeted at $26.9 million in 2016-17. This budget provides $6.9 million for public affairs and $4.2 million for intergovernmental relations.

Indigenous Relations. Consolidated expense is budgeted at $186 million in 2016-17 (excluding flood recovery initiatives). This budget provides $126 million for the First Nations Development Fund and $32 million for First Nations and Métis Relations. There is $3 million allocated to help build a new relationship with Indigenous peoples and support initiatives in response to the United Nations Declaration on the Rights of Indigenous Peoples.

Infrastructure. Consolidated expense is budgeted at $670 million in 2016-17 (excluding flood recovery initiatives and debt servicing costs). This budget provides $371 million for property management operations and $217 million for realty services including leases and land sales.

Justice and Solicitor General. Consolidated expense is budgeted at $1.4 billion in 2016-17. This budget provides $501 million for ongoing Public Security programs including policing, provincial sheriffs, enforcement and the Alberta First Responders Radio Communications System. Funding for contract policing is $239 million in 2016-17, providing RCMP officers across the province. This budget also provides $266 million for Correctional Services, $91 million for the Crown Prosecution Service and $68.5 million for Legal Aid.

Labour. Consolidated expense is budgeted at $212 million in 2016-17. This budget provides $122 million for workforce strategies, including $38 million for skills and training support and $35 million for labour market programs. Budget 2016 keeps the commitment to reintroduce the Summer Temporary Employment Program (STEP), with $10 million per year.	Budget 2016 keeps the commitment to reintroduce the Summer Temporary Employment Program (STEP).

FISCAL PLAN 2016–19  •   EXPENSE            39

Municipal Affairs. Consolidated expense is budgeted at $1.8 billion in 2016-17. This budget provides $1.2 billion to municipalities through the Municipal Sustainability Initiative, including $360 million in basic municipal transportation grants. This budget also provides $56 million for Grants in Place of Taxes and $37 million for public library services.

Seniors and Housing. Consolidated expense is budgeted at $644 million in 2016-17 (excluding debt servicing costs). This budget provides $357 million for the Alberta Seniors Benefit, supporting about 150,000 low income seniors. This budget also provides $230 million for programs delivered by the Alberta Social Housing Corporation, with $94 million for seniors housing and $67 million for the rental assistance program.

Service Alberta. Consolidated expense is budgeted at $305 million in 2016-17. This budget provides $197 million for technology and business services to government ministries, centralizing core administrative functions to maximize their efficiency and effectiveness. This budget also provides a total of $95 million for services to Albertans, including Motor Vehicles and Other Registry Services, Land Titles and Consumer Awareness and Advocacy. This reflects $3 million in savings from the switch to electronic reminders for registration, licence and identification card renewals.

Status of Women. Consolidated expense is budgeted at $7.6 million in 2016-17. This budget will support integration of gender equality into government policy and programs with a focus on ending violence against women and girls, increasing women’s economic security as well as supporting women in leadership.

Transportation. Consolidated expense is budgeted at $1.3 billion in 2016-17 (excluding debt servicing costs). This budget provides $443 million for on-going Provincial Highway Maintenance and Preservation, and a total of $255 million in capital grants to municipalities for programs including GreenTRIP, the Municipal Water Wastewater Program and Water for Life. The Budget 2015 commitment for rural bus initiatives has been deferred. A rural bus service pilot program will be developed as part of the provincial transit strategy.

There is $137 million budgeted in 2016-17 for the Alberta Family Employment Tax Credit.	Treasury Board and Finance. Consolidated expense is budgeted at $1.5 billion in 2016-17 (excluding the Climate Leadership Plan, debt servicing costs and pension provisions). This budget provides $475.5 million for the Teachers’ Pre-1992 Pension Liability, $457 million for operations of the Alberta Investment Management Corporation and $137 million for the enhanced Alberta Family Employment Tax Credit.

40             EXPENSE  •  FISCAL PLAN 2016–19

PUBLIC SECTOR COMPENSATION

Total public sector compensation costs of $25.2 billion are budgeted in 2016-17, or one-half of total expense. This includes the costs of existing collective agreements and reflects the savings from freezing management salaries in the Alberta Public Service, government agencies including Alberta Health Services (AHS) and political staff. Continued hiring restraint by government departments will limit the growth in the Alberta Public Service in 2016-17. Across the broader public sector, there are increases in front-line staffing levels for school boards and AHS.

Budget 2016 – Public Sector Compensation (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Alberta Health Services (includes physician payments)	7,532	7,611	7,718	7,760	7,864	7,949
School Boards	5,511	5,609	5,648	5,863	5,980	6,100
Post-Secondary Institutions	3,181	3,398	3,398	3,495	3,593	3,664
Alberta Public Service (departments)	2,678	2,806	2,798	2,772	2,775	2,826
Other Government Agencies[a]	600	620	612	614	619	633
Environmental Protection and Enhancement Fund[b]	25	129	129	10	10	11
Sub-total	19,527	20,173	20,303	20,514	20,841	21,183
Physician Compensation and Development[c]	4,291	4,604	4,652	4,693	4,803	4,864
Total Public Sector Compensation Costs	23,818	24,777	24,955	25,207	25,644	26,047

[a]	Excludes Environmental Protection and Enhancement Fund.

[b]	Environmental Protection and Enhancement Fund includes seasonal employees engaged in wildfire suppression activities.

[c]	Physician Compensation and Development amounts are net of physician payments included in Alberta Health Services.

SUPPLIES AND SERVICES

The budget for supplies and services, including payments to contracted agencies, is $12.5 billion in 2016-17, or one-quarter of total expense. The 2016-17 budget for supplies and services for government departments is $87 million lower than the 2015-16 budget. AHS, school boards, post-secondary institutions and major agency contracts were exempt from the cost saving measures related to supplies and services implemented in Budget 2016.

Budget 2016 – Supplies and Services (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Alberta Health Services	4,731	4,770	4,853	5,084	5,220	5,262
School Boards	1,310	1,237	1,239	1,273	1,310	1,318
Post-Secondary Institutions	1,152	1,279	1,228	1,244	1,268	1,276
Government Departments	3,617	3,779	3,660	3,692	3,715	3,776
Other Government Agencies[a]	646	619	653	652	657	700
Agriculture Financial Services Corporation[b]	606	925	700	566	565	577
Environmental Protection and Enhancement Fund[c]	127	250	270	13	13	12
Total Supplies and Services	12,189	12,858	12,603	12,524	12,748	12,921

[a]	Excludes Agriculture Financial Services Corporation and Environmental Protection and Enhancement Fund.

[b]	Agriculture Financial Services Corporation includes contracts and other costs for agriculture disaster assistance in 2015-16.

[c]	Environmental Protection and Enhancement Fund includes contracts and equipment engaged in wildfire suppression activities.

FISCAL PLAN 2016–19  •   EXPENSE            41

ABC REVIEW

In November 2015, the government announced a review of agencies, boards and commissions (ABCs), focused on improving services and ensuring value for Alberta taxpayers. The first phase of the review, which is nearing completion, included 136 public agencies subject to the Alberta Public Agencies Governance Act. The second phase, to be concluded by Fall 2016, includes 146 agencies that are not governed under the Act. The third and final phase, to be concluded by early 2017, will focus on the boards of governors at public post-secondary institutions.

Based on the review to date, 11 agencies will be amalgamated in some fashion, and 15 agencies will be dissolved with the relevant functions brought into government departments. In some cases, stakeholder consultations will be undertaken to assist with the development of implementation plans.

Budget 2016 reflects savings of $33 million over three years related to phase one changes. Additional savings from the remaining phases of the review will be reflected in Budget 2017.

ABC Review

Agencies to be Amalgamated or Dissolved

Amalgamate:

- Alberta Innovates Corporations (four agencies into one under Economic Development and Trade)

- Land Compensation Board, Municipal Government Board, New Home Buyer Protection

- Board, Surface Rights Board

- Calgary and South, Central, Edmonton and North Mental Health Review Panels

Dissolve:

- Agricultural Development Committee

- Agricultural Operation Practices Act Policy Advisory Group

- Alberta Environmental Monitoring, Evaluation and Reporting Agency

- Alberta Farm Safety Advisory Council

- Alberta Grains Council

- Alberta Livestock and Meat Agency Ltd.

- Alberta Next Generation Advisory Council

- Alberta Recreation Trails Partnership

- Alberta Strategic Tourism Council

- Buffalo Lake Management Team

- Disabled Hunter Review Committee

- Government House Foundation

- Seniors Advisory Council for Alberta

- Utilities Consumer Advocate Advisory Board

- Wild Rose Foundation

42             EXPENSE  •  FISCAL PLAN 2016–19

FISCAL PLAN

CAPITAL PLAN

CAPITAL PLAN

44            CAPITAL PLAN  •  FISCAL PLAN 2016–19

CAPITAL PLAN

With the serious economic challenges facing the province, Albertans are looking to their government to develop a thoughtful and prudent path forward. By continuing government’s significant investment in infrastructure, the Budget 2016 Capital Plan sets the course to renewed sustainability.

The five-year, $34.8 billion Capital Plan will help stimulate the economy, keep people working, and address the province’s infrastructure deficit. This timely, worthy investment creates jobs in the short and medium-term and builds a strong economic foundation for future generations.

The Budget 2016 Capital Plan takes an evidence-based approach to investing over $4 billion that was set aside in Budget 2015 for new projects and programs, focusing on the key social programs and services that Albertans rely on, encouraging economic development in communities and protecting the environment. Projects in the Capital Plan have gone through an extensive review for alignment with these government priorities. The criteria used to review projects in the Capital Plan is posted online at www.infrastructure.alberta.ca/6.htm.

Budget 2016 Capital Plan – Allocation by Envelope

(% of total(1))

(1)	Excludes $4.4 billion in self-financed capital investment by Alberta Health Services, post-secondary institutions and school boards.

The Budget 2016 Capital Plan supports $34.8 billion in projects over five years.

FISCAL PLAN 2016–19  •  CAPITAL PLAN            45

MUNICIPALITIES AND COMMUNITIES

There is $9 billion budgeted over five years for municipal infrastructure support.

Alberta’s communities have been hit hard by the steep drop in oil prices and need support to ensure they can address local infrastructure priorities and their residents’ needs. The Capital Plan invests $9 billion over the next five years to support municipal infrastructure, with $6.1 billion under the Municipal Sustainability Initiative. There is $1.4 billion for transit and other transportation related projects, including $914 million through GreenTRIP and $305 million for municipal transit initiatives.

Alberta’s culture and tourism sectors contribute to the cultural, social and economic well-being of communities across the province. Both sectors will continue to play a prominent role with an investment of $262 million for parks, recreation and culture related projects to help diversify Alberta’s economy and build strong communities for Alberta families.

AFFORDABLE HOUSING

The government is committed to ensuring Albertans have access to safe, affordable housing. The Capital Plan includes $892 million to build more affordable housing and renew existing housing resulting in more people moving off waiting lists and into safe and affordable homes. This Plan will also support housing for First Nations in support of the United Nations Declaration on the Rights of Indigenous Peoples.
ENVIRONMENTAL PROTECTION

There is $2.2 billion budgeted over five years for green infrastructure as part of the Climate Leadership Plan.	To address the reality of climate change and work towards a more sustainable future, the Capital Plan invests $4.1 billion over five years in projects and programs that support climate change initiatives, air and water quality, as well as protect communities from natural disasters. This includes $2.2 billion for green infrastructure under the Climate Leadership Plan. It also includes $692 million to help communities recover from the 2013 flooding and protect against future natural disasters, $595 million for water and wastewater grants for municipalities and $112 million for provincial water management infrastructure, such as dams.
HEALTH CARE

The Capital Plan invests $3.5 billion to continue to build the health infrastructure Albertans need. This includes $1.2 billion to continue work on the Calgary Cancer Centre to meet the rising need for cancer care and $500 million for future priority investments in health facilities across the province. There is $400 million for a new clinical information system which will better integrate health care information systems throughout the province and support health care workers in making more informed decisions in delivering care for Albertans. The plan also includes $365 million to expand access to continuing care to provide relief for families and ease the pressure on overcrowded hospitals.

46            CAPITAL PLAN  •  FISCAL PLAN 2016–19

CAPITAL MAINTENANCE AND RENEWAL

The Budget 2016 Capital Plan increases the annual funding provided for capital maintenance and renewal to protect the investment government has made in public facilities and ensure they are able to continue serving the needs of Albertans. Over the next five years, the Capital Plan invests $6.2 billion in capital maintenance and renewal, including $2.5 billion for roads and bridges, $1.1 billion for schools, $777 million for post-secondary institutions, $760 million for health facilities, and $298 million for seniors facilities and housing.	There is $6.2 billion budgeted over five years for capital maintenance and renewal.

OTHER CAPITAL PROJECTS

The five-year Capital Plan also provides:

  $4.6 billion for roads and bridges – including $2.9 billion for the Calgary and Edmonton ring roads and $1.1 billion for twinning, widening and expansion projects with $160 million in new funding for the Peace River bridge.

  $940 million for post-secondary facilities – including Keyano College, Lethbridge College, MacEwan University, Mount Royal University, NAIT, NorQuest College, Red Deer College, the University of Calgary and the University of Lethbridge.

  $3.5 billion for schools – including $2.9 billion to complete 200 new schools and modernization projects and $500 million for additional school projects in future capital plans.

  $145 million for the planning of future projects.

There is another $4.4 billion in capital investment self-financed by Alberta Health Services ($1.7 billion), post-secondary institutions ($2.2 billion) and school boards ($465 million) and for ancillary and other projects.

FISCAL PLAN 2016–19  •  CAPITAL PLAN            47

Capital Plan Details

(millions of dollars)

	2016-17 Estimate	2017-18 Target	2018-19 Target	2019-20 Projected	2020-21 Projected	5-Year Total

Adult Education and Skills

Keyano College – Campus Upgrades	8	8	-	-	-	16

Lethbridge College Trades and Technology Renewal and Innovation Project	14	10	-	-	-	24

MacEwan University City Centre Campus	10	-	-	-	-	10

Mount Royal University Library and Learning Centre (Calgary)	47	-	-	-	-	47

NAIT Centre for Applied Technology (Edmonton)	25	55	-	-	-	80

NorQuest College Expansion and Retrofit (Edmonton)	61	40	-	-	-	101

Red Deer Multiplex Project	20	-	-	-	-	20

University of Calgary Schulich School of Engineering	25	52	-	-	-	77

University of Calgary MacKimmie Complex and Professional Building	9	8	-	-	-	17

University of Lethbridge Destination Project	125	65	35	23	-	248

Future Projects (unallocated)	-	-	100	100	100	300

Total Adult Education and Skills	344	238	135	123	100	940

Capital Maintenance and Renewal

Roads and Bridges	434	450	508	560	588	2,540

Schools	148	194	224	253	274	1,093

Post-Secondary	101	154	158	174	190	777

Health Care Facilities	131	144	146	154	185	760

Government-Owned	45	52	76	105	115	393

Seniors Facilities and Housing	59	70	49	55	65	298

Provincial Parks	16	34	34	34	34	152

Information Technology	15	15	15	15	15	75

Innovation Infrastructure Maintenance	3	3	3	3	3	15

Air Tanker Bases	1	1	1	1	1	5

Future Maintenance Spending Needs (unallocated)	-	25	25	25	50	125

Total Capital Maintenance and Renewal	953	1,142	1,239	1,379	1,520	6,233

Climate Change, Environmental Protection & Sustainability

Climate Leadership Plan	5	208	555	680	710	2,158

Flood Recovery	271	156	140	75	50	692

Carbon Capture and Storage Initiative	200	147	50	50	50	497

Regional Water/Wastewater Projects – Water for Life	80	55	105	80	80	400

Municipal Water and Wastewater Program	50	50	45	25	25	195

Water Management Infrastructure	22	20	20	20	30	112

Swan Hills Treatment Centre	5	5	5	5	5	25

Water and Air Monitoring Program	1	1	1	1	1	5

Total Climate Change, Environmental Protection & Sustainability	634	642	921	936	951	4,084

48            FISCAL PLAN TABLES  •  FISCAL PLAN 2016–19

Capital Plan Details, continued

(millions of dollars)

	2016-17 Estimate	2017-18 Target	2018-19 Target	2019-20 Projected	2020-21 Projected	5-Year Total

Family, Social Supports & Housing

Sustainable Housing Renewal – Rural and Urban	173	184	120	85	20	582

New Housing Supply – Affordable Housing	38	20	20	20	50	148

New Housing Supply – Affordable Off-reserve Housing	-	30	30	30	30	120

Long-Term Governance and Funding Arrangements Agreement (LTA) – Infrastructure for Metis Settlements	3	3	3	3	3	15

New Housing Supply – Homeless and Specialized Populations	13	-	-	-	-	13

Planning (Seniors and Housing)	6	2	2	2	2	14

Total Family, Social Supports & Housing	233	239	175	140	105	892

Farming, Natural Resources & Industry

Irrigation Rehabilitation Program	19	19	19	19	19	95

Land Stewardship Fund	15	15	15	15	15	75

Wildfire Towers, Camps and Construction	6	6	6	6	7	31

Rural Utilities Program	4	4	4	4	4	20

Flat Top Complex	2	2	2	2	2	10

Cereal Protein and Cellulose Program Equipment	5	-	-	-	-	5

Alberta Tree Improvement and Seed Centre (ATISC) – Planning	1	1	-	-	-	2

Footner Lake (High Level) Facility Renovation and Enhancements	1	-	-	-	-	1

Total Farming, Natural Resources & Industry	53	47	46	46	47	239

Government Facilities, Equipment and Other

General Information Technology and other Capital	85	77	78	74	74	388

Government Accommodation	33	30	35	50	50	198

One Information Management Technology (IMT) Enterprise Priorities	46	46	31	31	31	185

Health IT Systems Development	22	22	22	22	22	110

Electronic Health Record	15	15	15	15	15	75

Government Vehicle Fleet	13	13	13	13	13	65

Land Purchases	21	8	8	8	8	53

Enterprise Resource Planning	9	9	9	8	8	43

Modernization of Registry Systems	6	1	10	10	10	37

One Information Management Technology (IMT) Enterprise Planning Funds	5	5	5	5	5	25

Agrivalue Processing Business Incubator (Leduc)	10	-	-	-	-	10

GOA Domain	5	4	-	-	-	9

Infrastructure Capital Planning	10	10	10	10	10	50

Total Government Facilities, Equipment and Other	280	240	236	246	246	1,248

FISCAL PLAN 2016–19  •  FISCAL PLAN TABLES            49

Capital Plan Details, continued

(millions of dollars)

	2016-17 Estimate	2017-18 Target	2018-19 Target	2019-20 Projected	2020-21 Projected	5-Year Total

Health Facilities and Equipment

Addictions and Detox Centres	8	9	-	-	-	17

Calgary Cancer Centre	15	100	295	416	379	1,205

Child, Adolescent and Family Mental Health (CASA)	8	-	-	-	-	8

Clinical Information System	-	100	100	100	100	400

Continuing Care Beds	43	122	100	100	-	365

Edson Healthcare Centre	24	5	-	-	-	29

Equipment for Cancer Corridor Projects	11	-	-	-	-	11

Foothills Medical Centre (Calgary)	14	9	13	-	-	36

Fort McMurray Residential Facility-Based Care Centre	1	2	18	21	-	42

Future Health Facility Projects (Unallocated)	100	100	100	100	100	500

Grande Prairie Regional Hospital	114	135	78	10	-	337

Health Facility Project Planning Funds	8	5	2	-	-	15

High Prairie Health Complex	51	8	-	-	-	59

Lethbridge Chinook Regional Hospital	9	6	-	-	-	15

Lloydminster Continuing Care Centre	3	3	-	-	-	6

Medical Equipment Replacement and Upgrade Program	25	25	25	25	25	125

Medicine Hat Regional Hospital	24	12	10	9	8	63

Misericordia Hospital – Planning	5	5	-	-	-	10

Northern Alberta Urology Centre	20	3	-	-	-	23

Northern Lights Regional Health Centre Repairs (Fort McMurray)	13	15	11	3	-	42

Other Health Initiatives	1	-	-	-	-	1

Peter Lougheed Centre (Women’s Services and Vascular Renovations) (Calgary)	12	17	3	-	-	32

Provincial Heliports	5	2	4	-	-	11

Red Deer Obstetrical	7	2	-	-	-	9

Royal Alexandra Hospital – Planning	5	5	-	-	-	10

Rural and Urgent Care Health Facility Design	3	-	-	-	-	3

South Health Campus (Calgary)	18	-	-	-	-	18

Stollery Children’s Hospital - Pediatric Surgical Suite Expansion (Edmonton)	5	-	-	-	-	5

Stollery Children’s Hospital Critical Care Program (Edmonton)	11	12	18	16	4	61

Strathcona Community Hospital (Sherwood Park)	15	-	-	-	-	15

Total Health Facilities and Equipment	578	702	777	800	616	3,473

50            FISCAL PLAN TABLES  •  FISCAL PLAN 2016–19

Capital Plan Details, continued

(millions of dollars)

	2016-17 Estimate	2017-18 Target	2018-19 Target	2019-20 Projected	2020-21 Projected	5-Year Total

Municipal Infrastructure Support

Community Facility Enhancement Program	38	38	38	38	38	190

Federal Gas Tax Fund	219	219	230	230	230	1,127

GreenTRIP	125	255	200	200	134	914

Municipal Sustainability Initiative:

Municipal Sustainability Initiative – Capital	846	846	846	776	921	4,235

Basic Municipal Transportation Grant	360	370	380	391	354	1,853

New Building Canada – Small Communities Fund	74	31	17	10	-	132

New Building Canada Fund (Edmonton Valley Line LRT)	-	60	30	30	-	120

Strategic Transportation Infrastructure Program	-	35	65	-	-	100

Municipal Transit Initiatives	-	100	105	100	-	305

Total Municipal Infrastructure Support	1,662	1,954	1,910	1,774	1,676	8,976

Public Safety and Emergency Services

Courthouse Renewal	19	20	20	10	-	69

Alberta First Responders Radio Communications System	36	7	4	3	-	50

Kananaskis Emergency Services Centre	3	10	5	-	-	19

Disaster Recovery Program	3	4	-	-	-	6

Calgary Remand Centre Divided Living Units	5	-	-	-	-	5

Calgary Courts Parkade, Urban Park and Historic Court of Appeal Restoration	3	-	-	-	-	3

Planning Funds	2	1	-	-	-	3

Total Public Safety and Emergency Services	71	41	30	13	-	155

FISCAL PLAN 2016–19  •  FISCAL PLAN TABLES            51

Capital Plan Details, continued

(millions of dollars)

	2016-17 Estimate	2017-18 Target	2018-19 Target	2019-20 Projected	2020-21 Projected	5-Year Total

Roads and Bridges

41st Avenue Interchange (Edmonton)	28	-	-	-	-	28

Assessment and Support Systems	21	21	21	21	21	105

Edmonton/Calgary Ring Roads	527	587	569	574	650	2,907

Fort McMurray Land Exchange with the Regional Municipality of Wood Buffalo	11	13	36	-	-	60

Fort McMurray Urban Area Upgrades	18	-	-	-	-	18

Gaetz Avenue/Taylor Drive Interchange (Red Deer)	20	40	40	-	-	100

Grande Prairie – Highway 43 Bypass	26	28	-	-	-	54

Highway 2 Corridor Expansion Planning	3	-	-	-	-	3

Highway 19 (East and West ends)	10	60	-	-	-	70

Highway 63 Twinning (Grassland to Fort McMurray)	68	15	-	-	-	83

Highway Twinning, Widening and Expansion	169	194	141	194	194	892

Interchanges, Intersections and Safety Upgrades	28	15	12	12	12	79

Other Road and Bridge Projects	3	6	6	6	6	27

Parsons Creek Land Development Interchanges (Fort McMurray)	-	-	1	15	15	31

Peace River Bridge	20	100	40	-	-	160

Total Roads and Bridges	952	1,079	866	822	898	4,617

Schools

200 New and Modernization Projects	1,608	903	343	13	-	2,867

2016 School Capital Priorities	-	125	125	125	125	500

Schools – Modulars and Other Grant Funded Projects	50	50	50	-	-	150

Education Planning Funds	-	1	1	1	1	4

Total Schools	1,658	1,079	519	139	126	3,521

Sports, Arts, Recreation & Culture

Calgary Zoo – Expansion	3	4	3	-	-	10

Fort Edmonton Park – Expansion	4	16	14	-	-	34

Other Parks Projects	2	2	1	-	-	5

Parks Lower Athabasca Regional Plan Implementation	5	5	5	5	5	25

Parks South Saskatchewan Regional Plan Implementation	10	10	10	10	10	50

Royal Alberta Museum (Edmonton)	83	36	-	-	-	119

Royal Tyrrell Museum Palaeontology – Expansion (Drumheller)	7	2	-	-	-	9

Winsport (CODA) – Sliding Track Refurbishment	-	5	5	-	-	10

Total Sports, Arts, Recreation & Culture	114	80	38	15	15	262

Contingency / Emergent Projects	92	22	-	-	-	114

Total Capital Plan – Core Government	7,623	7,504	6,892	6,433	6,300	34,753

Schools, Universities, Colleges, Hospitals (SUCH) Sector – Self-financed Investment	858	760	977	935	901	4,431

Total Capital Plan – Fully Consolidated basis	8,481	8,264	7,870	7,369	7,201	39,184

52            FISCAL PLAN TABLES  •  FISCAL PLAN 2016–19

UNFUNDED CAPITAL PROJECTS (as of April 14, 2016)

As part of the commitment to transparency and openness, for the first time the government is presenting a list of unfunded capital projects as an addendum to the Budget 2016 Capital Plan. It is comprised of projects presented by departments that met priority criteria and fit within the three pillars of the Capital Plan: key social programs and services that Albertans rely on; encouraging economic development in communities, and protecting the environment.

Some of these projects will receive funding for planning as part the Budget 2016 Capital Plan. If the projects meet the criteria and there is funding available, they will be reflected in future capital plans. Adjustments to the Budget 2016 Capital Plan and this list will be made to address emerging needs and issues around the province. Finally, this list is not all-encompassing, there are many worthy projects in Alberta that are not reflected here.

Infrastructure Project Name	Department
A.R. Schrag Renovations, Alberta Hospital Edmonton	Health
Alberta Innovates Technology Futures Devon and Millwoods facilities	Economic Development & Trade
Aspen View Public School Division No. 78: H.A. Kostash School Modernization and Rightsizing	Education
Athabasca University – Information Technology Capital	Advanced Education
Black Gold Regional Division No. 18 (2245): Ecole Secondaire Beaumont Composite High School	Education
Black Gold Regional Division No. 18 (2245): Willow Park School	Education
Buffalo Trail Public Schools Regional Division No. 28 (1155): Irma School	Education
Calgary Board of Education: Cougar Ridge Elementary	Education
Calgary Board of Education: Coventry Hills/Country Hills Village Elementary	Education
Calgary Board of Education: Cranston Elementary	Education
Calgary Board of Education: Evergreen Elementary	Education
Calgary Board of Education: Forest Lawn High School	Education
Calgary Board of Education: John Diefenbaker High School	Education
Calgary Catholic School District: Airdrie Elementary School	Education
Calgary Catholic School District: Auburn Bay Elementary	Education
Calgary Catholic School District: St. Bonaventure School	Education
Calgary Catholic School District: St. Boniface School	Education
Calgary Court of Appeal Planning Study	Justice and Solicitor General

Calgary Ring Road – Upgrades

- New bridge crossing over the Bow River (North West)

- Interchange upgrade at Crowchild Trail (North West)

- New bridge over Scenic Acres Link / Tuscany Boulevard / CPR (North West)

- Median lane widening along east side of Stony Trail between 16th Ave NE to 17th Ave SE (East)

Transportation
Calgary Rotary/Mattamy Greenway Project	Culture and Tourism
Canadian Rockies School Division: Banff Elementary School Phase 2	Education
Christ the Redeemer Catholic Separate Regional Division: Holy Cross Collegiate	Education
Completion of Alberta portion of Trans Canada Trail	Culture and Tourism
Correctional Facilities Renewal Planning Study	Justice and Solicitor General
Cross Cancer Institute (Edmonton) – Phase 1	Health
Customer Relationship Management – Information Technology System	Economic Development & Trade
East Central Alberta Catholic Separate Schools Regional Division No. 16 (4330): Replacement of St. Thomas Aquinas School	Education
Edmonton Catholic Separate School District No. 7 (0110): New Elementary School in Meadows	Education
Edmonton Catholic Separate School District No. 7 (0110): New Grade 5-9 school in Castledowns _Rapperswill	Education

Edmonton Ring Road – South West Upgrades

- Widening both directional lanes from 2 to 3 lanes (Whitemud Drive to Highway 2)

- Widening of bridges at North Saskatchewan River and Wedgewood Ravine

- New bridges to accommodate ramps at Whitemud Drive

- Safety/operational improvements at 119th Street and 127th Street

Transportation

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Unfunded Capital Projects (as of April 14, 2016) continued

Infrastructure Project Name	Department
Edmonton School District No. 7 (3020): Brander Gardens School	Education
Edmonton School District No. 7 (3020): Highlands Junior High School	Education
Edmonton School District No. 7 (3020): Meadows 7-9	Education
Edmonton School District No. 7 (3020): Pilot Sound K-6	Education
Elk Island Catholic Separate Regional Division No. 41 (0046): Ecole Pere Kenneth Kearns Catholic School Add and Mod	Education
Elk Island Public Schools Regional Division No. 14 (2195): Wye School	Education
Equipment Maintenance and Renewal	Justice and Solicitor General
Fort McMurray Seasonal Employee Housing	Agriculture and Forestry
Fort McMurray Public School District No. 2833: Ecole Dickinsfield School	Education
Glenbow Museum – Deferred Maintenance	Culture and Tourism
Grande Prairie Roman Catholic Separate School District No. 28 (4130): St Patrick Catholic School Modern and Dem Phase 2	Education
Grande Prairie School District No. 2357 (3240): Grande Prairie Composite High School Replacement	Education
Greater North Central Francophone Education Region: Ecole Joseph Moreau	Education
Highway 1, Medicine Hat Intersection Improvements at Hwy 1 and 3 (Intersection Improvement) /	Transportation
Highway 1, Interchange Upgrade at Hwy 1 and 22 (Interchange Upgrading)	Transportation
Highway 1A, Interchange Improvement at Hwy 1A and 22 (Town of Cochrane) (Interchange – Grade, Base, Paving)	Transportation
Highway 2, Balzac Interchange Replacement (Interchange Upgrading)	Transportation
Highway 2, Interchange at Cardiff Road, S of Morinville (Interchange – Grade, Base, Paving)	Transportation
Highway 2A, Red Deer to Blackfalds (Twinning – Grade, Base, Stage Paving)	Transportation
Highway 11A, E of Hwy 2 – Hwy 2A (City of Red Deer) (Twinning – Grade, Base, Stage Paving)	Transportation
Highway 19 Completion of Twinning (East of Highway 60 to West of Highway 2)	Transportation
Highway 22, Bridge Widening and Priddis Intersection Improvement, E of Fish Creek to W of Fish Creek (Passing / Climbing Lane)	Transportation
Highway 28, Construct Roundabout, W of Waskatenau (Intersection Improvement)	Transportation
Highway 63, Prairie Creek Culvert Replacement (Structure Replacement)	Transportation
Highway 567, High Load Staging Area, 4 km W of Hwy 22 (Safety Rest Area)	Transportation
Highway 697, La Crete (Tompkins) Ferry Replacement (Structure Replacement)	Transportation
Highway 813, Athabasca River Bridge Replacement on Highway 813 (Structure Replacement)	Transportation
Highway 817, Hwy 24 – Hwy 901 (Reconstruct / Re-Alignment)	Transportation
Highway 834, Tofield Bypass (Re-Alignment) (Reconstruct / Re-Alignment)	Transportation

Highway 881, Safety and Roadway Improvements at various locations – passing and climbing lanes, truck staging areas, improved rest areas, and intersection improvements at various locations (Passing / Climbing Lane)

Transportation
Hinton Training Centre Renovation and Expansion	Agriculture and Forestry
Holy Spirit Regional Division: Country Meadows Elementary School	Education
Horizon School Division: Erle Rivers High School	Education
Housing for Homeless Families – Permanent Supportive Housing (Calgary)	Human Services
Inpatient Unit Fit-Outs, Chinook Regional Hospital, Lethbridge	Health
Integrated Resource Management – Information Technology System	Energy
Jubilee Auditoria Back of House Upgrades	Culture and Tourism
Lakeland College – Animal Health Technology Clinic	Advanced Education
Lakeland College Dairy Barn	Advanced Education
Lakeland Roman Catholic Separate School District No. 150 (4105): Holy Family Catholic School	Education
Lethbridge School District: Galbraith School	Education

54            FISCAL PLAN TABLES  •  FISCAL PLAN 2016–19

Unfunded Capital Projects (as of April 14, 2016) continued

Infrastructure Project Name	Department
Livingstone Range School Division No. 68: Nanton Solution (A.B. Daley / J.T. Foster)	Education
Medical Device Reprocessing (MDR) – Phase 1	Health
Medicine Hat Public School District: Connaught School	Education
New Red Deer Courthouse	Justice and Solicitor General
Northern Gateway Regional Division No. 10 (2275): New Valleyview K-12 School	Education
Northern Lakes College – Community Learning Centres Project Phase 1	Advanced Education
Northern Lights School Division No. 69 (1245): Bonnyville Centralized High School	Education
Norwood Long Term Care Facility, Edmonton	Health
Palliser School Division No. 26: Huntsville School	Education
Parkland School Division No. 70 (2305): Woodhaven Preservation, Modernization	Education
Peace Wapiti School Division No. 76: New K-8 School in Heritage Heights or Flying Shot Lake	Education
Permanent Supportive Housing (Grande Prairie)	Human Services
Permanent Supportive Housing (Lethbridge)	Human Services
Peter Lougheed Centre, Emergency Department and Laboratory	Health
Prairie Land School Division: Delia School	Education
Provincial Archives of Alberta – Vault & Public Spaces Expansion	Culture and Tourism
Raven Brood Trout Station	Agriculture and Forestry
Red Deer Catholic Regional Division No. 39: St. Patrick’s Community School	Education
Red Deer College – Centre for Health,Wellness & Sport – 2019 Canada Winter Games Facilities	Culture and Tourism
Regional Library Systems Headquarters	Municipal Affairs
Reynolds-Alberta Museum New Artifact Centre	Culture and Tourism
Rocky View School Division: George McDougall	Education
Rocky View School Division: New West Airdrie (Hillcrest)	Education
St. Albert Public School District No. 5565: New High School Space Solution	Education
St. Thomas Aquinas Roman Catholic Separate Regional Division No. 38 (0020): Father Lacombe Catholic School	Education
Strategic Land Purchase for Future Edmonton Law Courts Expansion	Justice and Solicitor General
Sturgeon School Division No. 24 (1110): Camilla School Modernization	Education
Supportive Housing and Supports Persons with Developmental Disabilities	Human Services
The Southern Francophone Education Region: Ecole les Cypres	Education
Training Academy Planning Study	Justice and Solicitor General
Twin Arena & Training Centre – South Campus U of A	Culture and Tourism
University of Alberta – Dentistry Pharmacy – Functional Renewal of Building	Advanced Education
University of Alberta Heating Plant – Turbine Generator #3	Advanced Education
University of Calgary – Haskayne School of Business Advanced Learning Centre	Advanced Education
University of Calgary – Science A Redevelopment – Phase 2	Advanced Education
University of Calgary Life and Environmental Sciences Resource Centre	Advanced Education
Wild Rose School Division: Evergreen Elementary School	Education
Winspear Centre – Extension	Culture and Tourism
WinSport (Formerly Calgary Olympic Development Association) – Acrobatic / Multi-Use Court Facility	Culture and Tourism
Wolf Creek School Division No. 72: Rimbey Junior Senior High School	Education

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BLANK PAGE

56            FISCAL PLAN TABLES  •  FISCAL PLAN 2016–19

 FISCAL PLAN

ECONOMIC OUTLOOK

ANNEX

ECONOMIC OUTLOOK

58             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

ANNEX

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KEY ENERGY AND ECONOMIC ASSUMPTIONS

Fiscal Year Assumptions	2014-15 Actuals	2015-16 Forecast	2016-17	2017-18	2018-19
Crude Oil Prices(a)
WTI (US$/bbl)	80.48	45.00	42.00	54.00	64.00
Light-Heavy Differential (US$/bbl)	17.30	13.40	15.20	17.50	18.50
WCS @ Hardisty (Cdn$/bbl)	70.78	41.00	36.40	48.30	59.00
Natural Gas Price(a)
Alberta Reference Price (Cdn$/GJ)	3.51	2.30	2.40	2.80	3.00
Production
Conventional Crude Oil (000s barrels/day)	586	529	524	506	489
Raw Bitumen (000s barrels/day)	2,330	2,403	2,668	2,890	3,151
Natural Gas (billions of cubic feet/day)	13.1	13.3	13.1	12.7	12.4
Interest Rates
3-month Canada Treasury Bills (%)	0.85	0.49	0.54	0.93	1.49
10-year Canada Bonds (%)	1.98	1.53	1.79	2.38	2.91
Exchange Rate (US¢/Cdn$)(a)	88.0	76.0	73.5	75.5	77.5

Calendar Year Assumptions	2014 Actuals	2015 Estimates		2016	2017	2018	2019
Gross Domestic Product
Nominal (billions of dollars)	375.8	333.1	(b)	318.7	344.0	372.3	396.3
% change	9.1	-11.4	(b)	-4.3	8.0	8.2	6.4
Real (billions of 2007 dollars)	320.1	315.3	(b)	311.0	316.9	325.8	334.8
% change	4.8	-1.5	(b)	-1.4	1.9	2.8	2.7
Other Indicators
Employment (thousands)	2,275	2,302		2,263	2,283	2,330	2,375
% change	2.2	1.2		-1.7	0.9	2.1	1.9
Unemployment Rate (%)	4.7	6.0		8.0	7.5	6.5	5.8
Average Weekly Earnings (% change)	3.7	-0.3		-0.6	1.0	2.1	2.9
Primary Household Income (% change)	6.7	0.3	(b)	-1.4	2.4	4.2	4.7
Net Corporate Operating Surplus (% change)	17.0	-51.9	(b)	-18.0	48.6	32.9	15.7
Housing Starts (thousands of units)	40.6	37.5		22.2	19.4	20.1	23.6
Alberta Consumer Price Index (% change)	2.6	1.1		1.5	1.7	2.1	1.9
Retail Sales (% change)	7.5	-3.4		-3.4	1.1	3.8	4.6
Population (thousands)	4,121	4,196		4,247	4,287	4,343	4,406
% change	2.8	1.8		1.2	1.0	1.3	1.4
Net Migration (thousands)	80.3	42.0		16.4	7.2	23.1	31.0

(a)	Forecasts have been rounded
(b)	Alberta Treasury Board and Finance estimate.

Fiscal Sensitivities to Key Assumptions, 2016–17(a)

(millions of dollars)

	Change		Net Impact (2016-17)
Oil Price (WTI US$/bbl)	-$	1.00	-130	(a) Sensitivities are based on current assumptions of prices and rates and show the effect for a full 12 month period. Sensitivities can vary significantly at different price and rate levels. The energy price sensitivities do not include the potential impact of price changes on the revenue from land lease sales.
Light/Heavy Oil Price Differential	+$	1.00	-70
Natural Gas Price (Cdn$/GJ)		-10 Cents	-25
Exchange Rate (US¢/Cdn$)		+ 1 Cent	-85
Interest Rates		+1%	-230
Primary Household Income		-1%	-170

60             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

ECONOMIC OUTLOOK 2016–19

LOW OIL PRICES PROLONG DOWNTURN

The Alberta economy is experiencing a severe oil price shock. Oil prices have fallen more than 70% since June 2014, one of the largest declines on record. As a result, the downturn will be deeper and longer than previously expected. After contracting in 2015, real GDP is forecast to decline again in 2016 by 1.4%. Nominal GDP, a broad income measure, is forecast to fall by $57 billion between 2014 and 2016 and not return to pre-recession levels until 2019. The large income shock and softening outlook for oil prices mean that the recovery is forecast to be weak compared to past downturns (Chart 1).

Business investment is expected to decline again this year. Weakness in the energy sector is feeding through the economy, causing activity to slow in many other sectors, including construction and manufacturing. As companies reduce costs, the labour market is expected to deteriorate further, leading to a decline in migration. Households are responding by cutting back on spending.

Despite the drag from lower oil prices, there are several factors that remain supportive of growth. Industries will benefit from weaker cost pressures and better labour availability. Alberta’s population will continue to grow, albeit at a slower pace. Despite recent declines, average incomes are expected to remain well above the national average. Oil sands production will continue to expand in the near term, supporting exports. A solid US economy and weaker Canadian dollar will lift export-focused industries like agriculture, manufacturing and forestry. Budget 2016 growth measures will also support economic activity. Enhanced infrastructure spending will provide stimulus during the downturn, while spending on public services will be maintained.

Chart 1: A longer recovery for Alberta’s economy Downturns in Alberta Real GDP Since 1980
Sources: Statistics Canada and Alberta Treasury Board and Finance	For the first time since 1982-83, Alberta real GDP is expected to fall for a second-straight year in 2016. The recovery is forecast to be slower than in previous downturns as the Alberta economy adjusts to an extended period of low oil prices.

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GLOBAL ECONOMY

The impact of current low oil prices highlights the influence that external market conditions have on Alberta’s trade and commodity driven economy. Though prospects for the global economy have moderated, growth is expected to improve after slipping in 2015. Lower growth in China will continue to weigh on the recovery for commodity prices and contribute to volatility. Oil prices will improve, but are forecast to remain significantly below prices seen in recent years.

GLOBAL GROWTH PROSPECTS SUBDUED

Global economic growth is expected to gradually improve after disappointing in 2015 due to a host of challenges (Chart 2). Most developed economies are expected to pick up, while many developing economies, led by China, are showing signs of slowing. Overall, global GDP growth of 3.4% is expected in 2016, up from 2015. Last year’s slowdown reduced global industrial production and trade, undercutting the demand for raw materials and metals. This pushed down prices for nickel, copper and iron ore. Oil exporting countries, including Canada, were especially hard hit by the decline in oil prices.

US ECONOMY ON TRACK

The US, Alberta’s largest trading partner, continues to stand out among advanced economies. A markedly improved employment situation and robust domestic demand are expected to support forecasted growth of around 2.5% in 2016 and over the medium term. Employment growth, stronger business and consumer confidence, falling debt to income ratios and growing demand for housing will enable American consumers to keep the US economy on track. Challenges still remain, though. Industrial production continues to lag, mainly due to declines in the oil and gas sector. In addition, the rise of the US dollar over the past two years has weighed on exports and kept inflation below target.
Chart 2: Global growth has repeatedly underperformed expectations
Global Real GDP Growth Forecast by Date

The global economy is forecast to expand by 3.4% in 2016, less than expected in October.
Source: International Monetary Fund

62             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

DIVERGING EMERGING MARKET GROWTH

Emerging markets are key drivers of global demand growth, especially for commodities. The outlook for emerging markets is weaker, reflecting a slowdown in China and other large emerging market economies (Chart 3). China’s real GDP growth will continue to moderate to about 6% as the country transitions away from a reliance on investment and low cost manufactured exports towards domestic consumption and services. Despite the slowdown, China will remain a key driver of global economic growth and commodity demand. The oil-producing countries of Russia and Brazil have been hit hard by the decline in prices which, combined with structural challenges in those economies, will keep them in recession for the near term.

Chart 3: Commodity exporting emerging markets continue to struggle Real GDP Growth
Source: International Monetary Fund, f-forecast	India has surpassed China in real GDP growth, while the commodity-dependent economies of Brazil and Russia will remain in recession this year.

In contrast, India and several Southeast Asian economies have seen economic growth accelerate; these economies have benefited considerably from declining fuel and raw materials costs.

Heightened uncertainty in the global economy, especially in emerging markets, suggests that volatility in financial and commodity markets will persist. China has been at the centre of several bouts of financial market volatility, most recently in early 2016, as Chinese manufacturing activity slowed and uncertainty clouded China’s outlook.

WEAKER OUTLOOK FOR GLOBAL OIL PRICES

In recent years, global oil production has outpaced demand, leading to an oversupply in the global oil market. This triggered an oil price correction in mid-2014 and pushed prices to the lowest level in over a decade at the beginning of 2016.

Between 2011 and 2014, global oil demand grew steadily, increasing on average 1.2% per year and reaching over 92 million barrels per day in 2014.

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With OECD consumption declining slightly, this demand was driven exclusively by emerging markets, including China and India. Over the same period, global oil supply grew at a much faster rate (Chart 4). Oil production outside of OPEC increased almost 2.6% annually, mainly driven by US shale and Alberta oil sands expansions. OPEC production increased just 0.3% per year, resulting in a decline in its market share. OPEC’s decision to increase production to protect its market share, rather than defend prices, led to further price declines in 2015.

Chart 4: Emerging market demand met with North American supply Change in Global Oil Supply and Demand 2011-2014
North America was responsible for almost all the growth in global oil production between 2011 and 2014, leading to the current supply glut. Over the same period, emerging markets accounted for all of the growth in demand.	Source: US Energy Information Administration * The Organization for Economic Co-operation and Development (OECD) represents developed countries.

As a result of lower prices, oil investment worldwide fell in 2015, with weakness carrying into 2016. The decline in spending is expected to slow production growth this year, especially in the US. This will lead to a re-balancing of the market and gradually improving oil prices. However, ample lower-cost supply from both OPEC and non-OPEC sources and uncertainty about oil demand growth, especially in emerging markets, have dampened the price outlook over the medium term. WTI is expected to average US$42/bbl in 2016-17 and increase to around US$64/bbl by 2018-19, significantly below the Budget 2015 forecast and price levels in recent years (Chart 5).

CANADIAN ECONOMY

GROWTH HIT BY LOWER OIL PRICES

Canada’s economy has been hobbled by low oil prices since the beginning of 2015, and real GDP is expected to grow only 1.4% in 2016. The slowdown has been primarily due to declining investment in the oil and gas sector (Chart 6). The collapse in commodity prices has changed growth prospects across the

64             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

Chart 5: Oil prices are expected to improve as supply overhang clears

West Texas Intermediate

Source: Alberta Energy

provinces, as more resource-intensive economies have slowed significantly. The Bank of Canada estimated in the April 2015 Monetary Policy Report that the oil price shock has the largest impact on Alberta, Saskatchewan and Newfoundland and Labrador, but also adversely affects other provinces through trade linkages, including BC, Manitoba and Ontario. A stronger US economy and lower Canadian dollar have improved the prospects for less resource-intensive provinces, but not enough to offset the impact of low oil and other commodity prices on the Canadian economy. With the help of monetary and fiscal stimulus, growth is forecast to pick up to 2.3% in 2017 before

Oil prices are expected to recover gradually over the forecast horizon as production slows and demand picks up.

Chart 6: Energy-related investment weighing on the Canadian economy

Contribution to Quarterly Change in Canadian Real GDP at Annual Rates

Source: Statistics Canada

*               Oil and gas is the largest component of investment in engineering structures.

Sharp declines in energy investment caused Canadian real GDP to fall in each of the first two quarters of 2015. Most of this decline was in engineering structures investment, which has a large oil and gas component.

FISCAL PLAN 2016–19  •  ECONOMIC OUTLOOK            65

slowing slightly over the medium term. Increased access to international and coastal markets remains important to investment in the Canadian energy sector and economic growth.

DOLLAR WEAKENS ON ECONOMY AND COMMODITIES

Since mid-2014, the Canadian dollar has been under pressure from lower oil prices, weaker growth prospects and interest rate cuts by the Bank of Canada. Recent strength, mainly related to a depreciating US dollar, is not expected to be sustained. The dollar is forecast to gradually appreciate to US¢77.5/Cdn$ by 2018-19, consistent with a slow improvement in oil prices.

INTEREST RATES TO STAY LOW

Long-term interest rates have fallen to historic lows due to tepid growth and low inflation expectations (Chart 7). The Bank of Canada is likely to hold off on any rate increases as long as Canada’s economic and inflationary outlook remains sluggish. Canadian long-term government bond yields are expected to rise modestly over the forecast period. Many other central banks are also expected to maintain accommodative monetary policy to bolster growth over the medium term. The European Central Bank recently enlarged its bond-buying program, while central banks in Japan and China are also expected to inject additional stimulus. The US Federal Reserve is proceeding cautiously on rate increases to avoid elevating stress in financial markets, given the uncertainty about global growth.
Chart 7: Long-term bond yields are near historic lows 10-Year Government Bond Yields

Lacklustre global growth and low inflation expectations have driven down global bond yields.	Source: Haver Analytics

66             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

ALBERTA ECONOMY

The Alberta economy is adjusting to the historic drop in oil prices. The recession in 2015 was caused by lower energy investment. In 2016, the effects will be more broadly felt. Momentum that supported activity in the province has faded, prompting a pullback in construction and spending. Alberta’s labour market has been hit hard, and unemployment is expected to remain elevated into 2017. A gradual improvement in oil prices will support economic growth over the medium term. Exports, led by expanding oil sands production, will continue to be the main growth driver. Other sectors will benefit from improved labour availability and reduced costs, along with a weaker dollar and strengthening US economy.

CORPORATE PROFITS HIT BY LOW PRICES

The continued slump in energy prices has hurt producers’ cash flow and squeezed corporate profits. Oil and gas companies and their suppliers have been most directly impacted, but other companies’ profits have also suffered from weaker activity in the province. Net corporate operating surplus, a measure of corporate profits, is expected to decline around 18% in 2016, after falling over 50% in 2015. The moderating outlook for oil prices and economic activity mean that corporate profits are not expected to return to pre-recession levels over the forecast period.

The price that Alberta producers receive for their crude has fallen sharply with the decline in WTI prices. The Alberta heavy oil benchmark WCS price fell below US$20/bbl in January 2016 to the lowest level since trading began in 2004. The light-heavy differential has remained fairly steady, and is expected to average US$15.20/bbl in 2016-17. Over the next few years, however, oil sands production is expected to rise faster than available pipeline capacity, increasing reliance on rail. This will cause the differential to widen to US$18.50/bbl by 2018-19 (Chart 8) and reduce the profitability of projects, especially given the low price environment.

Chart 8: Differential to widen due to pipeline bottlenecks Oil Prices
Source: Alberta Energy, f-forecast	Growing oil sands production is expected to surpass pipeline capacity, leading to more extensive use of the rail network. The higher cost of rail transportation will lead to a widening of the WTI-WCS differential beginning in 2017.

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North America continues to be awash in natural gas. Lower oil production in the US is expected to cause a decline in associated gas; however, continued strong growth in US shale gas production and increased cost efficiencies will maintain downward pressure on natural gas prices in North America. The Alberta Reference Price is expected to average Cdn$2.40/GJ in 2016-17 and rise to just Cdn$3.00/GJ by the end of the forecast period.

SLOW RECOVERY IN OIL AND GAS INVESTMENT

Energy producers have responded to low prices by cutting capital spending. Oil and gas investment is expected to contract by over 20% in 2016 after declining almost 37% in 2015. While it is forecast to improve over the medium term, the moderated outlook for oil prices has dampened the investment outlook (Chart 9). Companies are expected to be cautious about spending, and some consolidation within the industry is likely as firms with healthy balance sheets acquire those under financial stress.

The short life cycle of conventional investment makes it more sensitive to the near-term price outlook. The renewed decline in oil prices at the end of 2015 dragged down drilling activity further in the winter months, a period when drilling normally picks up. Drilling activity through March remained over 50% below already depressed 2015 levels.

With natural gas prices remaining depressed, natural gas drillers continue to target natural gas liquids (NGLs), whose prices are tied more closely to oil. Demand for condensate, which is used to dilute bitumen for transport, remains strong in the province. Drilling levels are at historic lows, but natural gas drilling technology continues to improve, resulting in metres drilled per well increasing by 17% in 2015. New well productivity is also improving, which means that production is expected to decline only moderately over the forecast period.

Chart 9: Oil and gas investment to remain low

Alberta Oil and Gas Investment

Over the medium term, oil sands investment will consist mainly of repair and expansion of existing facilities. Conventional investment will improve with oil prices.	Sources: Statistics Canada, Alberta Energy and Alberta Treasury Board and Finance, e-estimate, f-forecast

68             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

Overall, conventional investment is forecast to contract by 16% in 2016, after a pullback of over 50% in 2015. As prices improve in 2017, conventional investment is expected to begin recovering but remain well below 2014 levels.

OIL SANDS INVESTMENT SHIFTS TO SUSTAINING CAPITAL

The decline in oil sands investment has been much less pronounced compared with conventional because oil sands projects have long life cycles and those under construction already have large amounts of committed capital. With the outlook for oil prices moderating, however, oil sands investment is expected to continue slowing over the next three years. Spending will be focused on the maintenance of existing facilities and the completion of projects that were under construction prior to the price decline.

ENERGY WEAKNESS SPREADS TO OTHER SECTORS

Outside of oil and gas, non-residential construction and manufacturing are also feeling the effects of lower oil prices. Declining cost pressures and an improvement in overall activity will lend support to these sectors over the medium term.

Non-residential building construction slumped for most of 2015, despite a large increase in institution and government construction spending. After a solid first quarter, industrial and commercial building construction started to fall and the pace of the declines accelerated through the end of the year. Weakness is expected to continue in the near term, reflecting lower activity in the province and the winding down of current projects. Strong population growth in recent years has increased the need for public infrastructure, and plans by the government to bolster capital spending during the downturn will partially offset the decline in private construction in the next three years. Despite this lift, non-residential investment is expected to fall in 2016 and 2017 before picking up.

Energy-related manufacturing saw broad-based declines in 2015. Petroleum and chemical sales fell on lower prices. In addition, the downturn in drilling across North America and lacklustre performance of America’s industrial sector dampened demand for Alberta made industrial machinery and equipment. Real manufacturing shipments declined over 8% in 2015 and are forecast to decline again in 2016.

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Starting in 2017, however, manufacturing activity is expected to increase, which will support exports (Chart 10). Refinery capacity is set to expand substantially in 2017 with the completion of the $8.5 billion Sturgeon Refinery, which can process 50,000 barrels of oil per day. Plastics manufacturing has also benefited from increased investment, with the Joffre polyethylene plant expansion set to come online later this year. The recently announced Petroleum Diversification Program, along with lower feedstock costs, are expected to encourage development of petrochemical facilities in Alberta.
Chart 10: Manufacturing exports to recover Change in Alberta Real Manufacturing Exports

Alberta manufacturing exports
have suffered as sales of oil-related machinery have declined. Going forward, investment in upstream oil and gas industries and
continued strength in non-energy
manufacturing will lead to a recovery.	Source: Alberta Treasury Board and Finance, e-estimate, f-forecast

SLOWING ECONOMY HITS ALBERTA LABOUR MARKET

The plunge in oil prices and accompanying decline in investment and activity in the province have weakened Alberta’s labour market. Job losses, which started to mount in the fourth quarter of 2015, are expected to continue into the first half of 2016. Annual employment is forecast to decline 1.7% after remaining fairly resilient for most of 2015. Though employment should start to recover in 2017, growth is expected to be less than 1%. Overall employment is not forecast to return to 2015 levels until 2018.

Efforts by businesses to trim labour costs have weighed on earnings. Alberta average weekly earnings declined by 0.3% in 2015, the first annual decline in 20 years. While service sector earnings remained resilient, overall earnings were pulled down from disproportionately large job losses in higher-paying goods sector industries. This weakness is expected to persist in 2016, with average weekly earnings forecast to fall an additional 0.6%. Earnings are expected to improve gradually starting in 2017 (Chart 11). With lower earnings and employment, labour income is expected to fall around 2% in 2016 before recovering in 2017 and growing 4.5% on average in 2018 and 2019.

70             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

Primary household income, a key driver of personal income tax revenues, is expected to fall in 2016 because of the decline in labour income. It is forecast to recover starting in 2017, reflecting an improvement in labour income and other sources of income (e.g. dividend and rental income).

COST PRESSURES EASING

With economic activity slowing, cost pressures will continue to ease in 2016 (Chart 11). In addition to reducing labour costs, companies are seeking out price reductions from suppliers and implementing in-house cost efficiency measures, both within and outside of the energy sector. Construction costs are also coming down. In the fourth quarter of 2015, non-residential building construction prices declined 1.4% in both Edmonton and Calgary. As the economy improves in 2017, costs are likely to rise moderately.

Chart 11: Firms are cutting costs

Change in Alberta Employment, Earnings and Construction Prices

Sources: Statistics Canada and Alberta Treasury Board and Finance, f-forecast	Construction prices in Alberta fell in 2015. This was due in part to falling labour costs as businesses reduced employment and earnings.

Lower energy prices and weaker economic activity have also kept inflation contained. They have partially offset the impact of the lower Canadian dollar, which has lifted the prices of food, appliances and other imported goods. As energy prices improve and prices remain elevated for imported goods, inflation is expected to rise to 1.5% in 2016 and average about 2% over the remainder of the forecast period.

FISCAL PLAN 2016–19  •  ECONOMIC OUTLOOK            71

POPULATION GROWTH MODERATES

The pace of Alberta’s population growth will slow as migration weakens over the next two years. Population growth is forecast to moderate to 1.2% in 2016 and 1.0% in 2017 (Chart 12). After adding almost 140,000 people from other provinces over the past five years, Alberta is expected to see a net outflow of 17,000 interprovincial migrants over 2016 and 2017 due to weaker labour conditions. Net outflows of non-permanent residents will also weigh on population growth over the next few years, mainly because of changes to the

Chart 12: Natural increase and immigration to drive population gains
Change in the Alberta Population by Component

Population growth will slow in both 2016 and 2017 due to net outflows of interprovincial migrants. Growth will be supported by robust natural increase and immigration.
Sources: Statistics Canada and Alberta Treasury Board and Finance, f-forecast federal Temporary Foreign Worker Program (TFWP). Nevertheless, Alberta’s population growth is expected to remain higher than the Canadian average over the forecast period. The arrival of large numbers of immigrants is forecast to keep overall migration positive, while natural increase will continue to provide a solid base for population expansion due to Alberta’s young population. As migration picks up, population growth is forecast to increase to 1.4% by 2019.

UNEMPLOYMENT RATE TO DECLINE GRADUALLY

Despite deteriorating economic conditions and declining employment, Alberta’s labour force has continued to expand. This has resulted in an increasing unemployment rate, which surpassed the national rate for the first time since 1988 and reached a 20-year high of 7.9% early this year. The unemployment rate is expected to remain elevated over the next two years, averaging 8.0% in 2016 and 7.5% in 2017.

72             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

Chart 13: Unemployment rate to decline gradually
Alberta Labour Market Indicators
Sources: Statistics Canada and Alberta Treasury Board and Finance, f-forecast * The number of people working or looking for work.	The Alberta labour market weakened in 2015, and is expected to rebalance gradually over the projection horizon.

A combination of gradual employment growth and people leaving the labour market is expected to facilitate a steady decline in the unemployment rate to 5.8% by 2019 (Chart 13). The current high unemployment rate and improving prospects in other parts of Canada mean that more non-resident workers in the province are likely to leave, in addition to net outflows of interprovincial migrants (Chart 14). Some people may also decide to return to school for retraining and upgrading. Population aging will also encourage people to leave the labour force, as increasing numbers of baby boomers reach retirement age. The share of Alberta’s population that is either working or looking for work (the labour force participation rate) is expected to fall steadily over the forecast period.

Chart 14: Labour force eases on interprovincial outflows Alberta Net-Interprovincial Migration and the Unemployment Rate Differential
Sources: Statistics Canada and Alberta Treasury Board and Finance, f-forecast	Interprovincial migration flows are sensitive to the relative economic prospects in Alberta and the rest of the country.

FISCAL PLAN 2016–19  •  ECONOMIC OUTLOOK            73

HOUSEHOLDS PULL BACK ON SPENDING

Falling incomes and uncertainty about the economy are leading consumers to pull back on spending. Retail sales declined almost 4% in 2015, with a large drop from durable goods, especially motor vehicle. Adjusted for inflation, consumer spending is forecast to decline over 1% in 2016 after falling slightly in 2015 (Chart 15). Slowing population growth will be a drag on spending in the next two years; however, Alberta’s high per capita income, improving labour market and relatively low interest rates will support an improvement over the medium term. Real consumer spending is not expected to surpass 2014 levels until 2018.

Chart 15: Consumers reduce spending Contribution to Per Cent Change in Alberta Real Household Consumption
Uncertainty about the economy and falling incomes have caused consumers to put off large purchases, especially automobiles. Consumer spending is expected to remain weak well into 2017.	Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast

Chart 16: Falling migration weighs on housing starts Alberta Housing Starts and Net Migration
Falling net migration will reduce demand for new housing in the province. Housing starts are expected to decline in both 2016 and 2017, with a gradual recovery in the medium term.	Sources: Canada Mortgage and Housing Corporation, Statistics Canada and Alberta Treasury Board and Finance, f-forecast

74             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

Housing starts remained robust early in 2015, which reflected the need to catch up after three years of record net migration. However, by the end of the year, housing construction slowed substantially. With declining incomes and moderating population growth, housing starts are forecast to fall to 22,200 in 2016 and 19,400 in 2017 (Chart 16). Beyond 2017, an improvement in the labour market and population growth will lead to a gradual recovery in housing starts.

SOLID PROSPECTS IN OTHER SECTORS

Although the effects of oil prices on the economy have been far-reaching, there are some sectors that continue to show strength.

In the agriculture sector, Alberta’s agri-food exports increased 3% in 2015, reaching a record $10 billion (Chart 17). Much of the increase came from value-added food manufacturing sales, a bright spot in Alberta’s manufacturing sector. Expansion in food manufacturing is also increasing local demand for agriculture products. For example, the start up of a new canola crushing plant in Camrose in 2015 increased capacity for canola processing. Prospects for the agriculture sector remain encouraging beyond 2016.

Chart 17: Alberta agricultural exports have thrived

Alberta Agri-Food Export Values

Source: Statistics Canada	Exports of farm and manufactured food products continue to perform well.

The forestry sector is also expected to benefit from stronger production. Forestry product exports increased over 4% in 2015, supported by a significant increase in lumber shipments. The forestry product sector is expected to continue expanding, aided by a weaker Canadian dollar, solid US housing activity and steady demand from Asia.

The tourism sector is another sector benefiting from the weaker Canadian dollar and a strong US economy, which are boosting the appeal of vacationing in Alberta and encouraging Albertans to travel closer to home. Visits by individuals to Alberta’s national parks were up over 7.5% in 2015 and occupancy rates at resorts increased to over 62%, the highest since 2007. There has been a drop

FISCAL PLAN 2016–19  •  ECONOMIC OUTLOOK            75

off in business travel, however, with the pullback in economic activity in the province. Outside the resort areas, hotel occupancy rates are down, and business travel is expected to remain weak in 2016. Occupancy rates will pick up as overall economic activity increases.

GROWING OIL PRODUCTION LIFTS EXPORTS

Oil production will continue to rise, despite lower prices. After several years of large scale investment, a ramp up of new oil sands projects led to strong growth in crude production in 2015. Gains will continue as more projects shift from construction to production. Over 500,000 barrels per day of bitumen production is forecast to come online over the next three years (Chart 18), adding significantly to Alberta’s exports. Production starts to level off in 2019 because of lower investment and project delays in 2015 and 2016. Conventional oil production will continue to decline, but at 20% of Alberta’s total oil production, it will have a small impact on overall production.

Chart 18: Oil sands production to grow despite drop in prices Alberta Oil Production

Oil sands production will continue to expand as more projects shift from construction to production. Conventional oil production will continue to decline.	Source: Alberta Energy, f-forecast

MARKET ACCESS KEY TO ALBERTA’S GROWTH

The transportation and warehousing sector saw exceptional growth in recent years, with investment almost doubling to $9.2 billion between 2012 and 2015. Given the production profile of the oil sands and other sectors, there is a continuing need to build and expand the transportation infrastructure. Although many companies have invested in crude-by-rail facilities, pipeline access remains critical in a low price environment, as many producers are operating near or below project break-evens. Pipelines lower transportation costs relative to rail by about US$6-8/bbl. Additional pipeline capacity from Alberta would also improve access to international and coastal markets.

76             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

TRADE GAINS SUPPORT GROWTH

Exports are providing a needed boost to the economy. Although lower oil prices drag down the value of crude exports, export volumes continue to expand with oil sands production. Exports from other industries including agriculture, forestry, food manufacturing and services are also expected to partially offset the declines in energy-related manufacturing this year. As the Alberta economy adjusts to lower oil prices and activity picks up, exports will remain a key driver for Alberta’s economy, adding around two percentage points to annual real growth over the next four years. Overall, export-oriented industries will benefit from easing cost pressures, the lower Canadian dollar and a solid US economy.

In addition, the pullback in spending by businesses and consumers has impacted other jurisdictions in Canada and abroad, as companies in Alberta have scaled back on imports. Rising exports and declining imports are cushioning the impact of declining investment and spending on Alberta’s real GDP this year (Chart 19). Beyond 2016, exports and improving domestic demand will lead to a recovery in real GDP.

Chart 19: Alberta is transitioning to export led growth

Contribution to Alberta Real GDP Growth

Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast * Total household, business and government spending.

The impact of lower domestic demand on Alberta’s GDP has been partly offset by lower imports, which impacts other jurisdictions. Continued growth in oil sands production has helped support real exports.

FISCAL PLAN 2016–19  •  ECONOMIC OUTLOOK            77

SUMMARY

The oil price shock continues to work through the Alberta economy. After declining by an estimated 1.5% in 2015, real GDP is expected to fall 1.4% in 2016, which will mark the first time since 1982-83 that the economy has contracted in successive years. Falling oil and gas investment is driving the decline. This has hurt oil and gas service companies and oil-related manufacturing. Weakness has spread to other sectors of the economy.

The recovery is expected to be weaker than in previous downturns as the economy enters an extended adjustment period. Falling employment and continued labour force growth caused the unemployment rate to rise to a 20-year high in early 2016. The unemployment rate will fall gradually over the next several years through a combination of slower labour force growth and moderate employment growth. There are still some pockets of strength. Oil sands production will continue to ramp up as projects currently under construction are completed and non-energy exports are benefiting from a lower dollar and a strengthening US economy.

RISKS TO THE ECONOMIC OUTLOOK

      Oil prices are forecast to improve gradually. A further drop in oil prices could arise from weakening global demand or a slow supply response to low prices. Should low prices persist or fall further, Alberta’s outlook would weaken.

      Without improved market access, Alberta oil producers could see the return of large and volatile price discounts. A higher-than-expected reliance on rail will weigh on revenue and investment, and could impact other sectors that also rely on this mode of transport.

      Emerging economies remain vulnerable to financial market shocks, as concerns remain about financial stability and overall growth prospects. A further slowdown in these markets would weigh on commodity prices, hurting Alberta’s growth prospects.

      Increased uncertainty about the economy could further erode consumer and business confidence, reducing spending.

      On the upside, an improvement in oil prices would improve Alberta’s growth prospects. This could come from stronger global economic growth, supply outages or a move by OPEC to reduce supply and support prices.

78             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

  ECONOMIC OUTLOOK

ANNEX

Benchmarking Tables

Oil Price Benchmark

West Texas Intermediate (US$/bbl)

Organization	2016	2017	2018	2019

National Forecasting Agencies
Conference Board of Canada (Feb/16)	37.06	45.29	51.11	59.02
IHS Global Insight (Jan/16)	45.12	54.71	65.71	73.69
Centre for Spatial Economics (Jan/16)	38.54	47.00	57.00	64.00
Banks and Investment Dealers
CIBC World Markets (Jan/16)	42.00	60.00	n/a	n/a
Credit Suisse (Feb/16)	37.75	54.25	65.00	65.00
Goldman Sachs (Jan/16)	45.00	60.00	60.00	55.00
Laurentian Bank (Feb/16)	49.50	75.00	n/a	n/a
RBC Capital Markets (Jan/16)	40.28	56.53	70.00	75.00
Scotiabank (Feb/16)	37.50	42.50	n/a	n/a
Toronto Dominion Bank (Dec/15)	47.25	58.50	n/a	n/a
Industry Analysts
U.S. Energy Information Administration (Feb/16)	37.59	50.00	n/a	n/a
GLJ Petroleum Consultants (Jan/16)	44.00	52.00	58.00	64.00
Sproule Associates Limited (Dec/15)	45.00	60.00	70.00	80.00
Confidential Forecasts Provided to Alberta Energy(a)
Average	38.00	51.00	62.00	67.00

High	49.50	75.00	75.56	83.58
Low	34.77	41.34	44.08	45.96
Average of All Private Forecasts	41.00	54.00	62.00	67.00
Government of Alberta (calendar year)	38.00	51.00	62.00	67.00

(a)	Alberta Energy also surveys, on a confidential basis, private sector forecasts from PIRA, KBC, BMO Capital Markets, IHS CERA, Peters & Co. and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest dollar.

Includes forecasts finalized on or before February 3, 2016.

	How Oil Price Forecasters Fared in Budget 2015 West Texas Intermediate (US$/bbl)
	Organization (#)	How did they do in Budget 2015?

Both the Government of Alberta and the private sector overestimated the WTI oil price for 2015, by 5.5% and 11.8% respectively in March and by 2.5% and 8.6% respectively in October.	National Forecasting Agencies (3)	53.79
	Banks and Investment Dealers (7)	54.23
	Industry Analysts (3)	52.67
	Confidential Forecasts (6)	52.00
	Average	53.00
	Government of Alberta (calendar year)	50.00
	Actual	48.80
	Sources: Alberta Energy and Alberta Treasury Board and Finance

80             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

Natural Gas Price Benchmark

Henry Hub(a)

Organization	2016	2017	2018	2019

	(US$/MMBTU)
National Forecasting Agencies
Conference Board of Canada (Feb/16)	2.49	2.79	3.18	3.64
IHS Global Insight (Jan/16)	2.67	2.94	2.99	3.18
Centre for Spatial Economics (Jan/16)	2.65	3.22	3.75	4.25
Banks and Investment Dealers
CIBC World Markets (Jan/16)	2.70	3.50	n/a	n/a
Credit Suisse (Feb/16)	2.70	3.25	3.50	3.50
Goldman Sachs (Jan/16)	2.75	3.00	3.00	3.00
RBC Capital Markets (Jan/16)	2.50	3.00	3.25	3.50
Scotiabank (Feb/16)	2.37	2.62	n/a	n/a
Toronto Dominion Bank (Dec/15)	3.00	3.44	n/a	n/a
Industry Analysts
U.S. Energy Information Administration (Feb/16)	2.64	3.22	n/a	n/a
GLJ Petroleum Consultants (Jan/16)	2.60	3.10	3.30	3.50
Sproule Associates Limited (Dec/15)	2.25	3.00	3.50	4.00
Confidential Forecasts Provided to Alberta Energy(b)
Average	2.50	3.00	3.30	3.30

High	3.00	3.60	4.20	4.25
Low	2.24	2.24	2.90	2.94
Average of All Private Forecasts	2.60	3.10	3.30	3.50
Government of Alberta (calendar year)	2.60	3.10	3.40	3.60

(a)	The natural gas price is the US price of gas at Henry Hub Louisiana, as this is the benchmark for natural gas prices in the rest of North America. The Alberta Government forecast in the table above is the Alberta Reference Price (used in natural gas royalty calculations) adjusted for the exchange rate and transportation costs to be equivalent to the price of Alberta natural gas at Henry Hub Louisiana.
(b)	Alberta Energy also surveys, on a confidential basis, private sector forecasts from PIRA, Petral, IHS CERA, NYMEX and Wood McKenzie. The annual figures presented here are the average forecast prices from these sources. High/ Low forecasts may represent one of the confidential forecasts.

Includes forecasts finalized on or before February 3, 2016.

How Natural Gas Price Forecasters Fared in Budget 2015 Henry Hub
Organization (#)	How did they do in Budget 2015?

	(US$/MMBTU)	Both the Government of Alberta and the private sector slightly overestimated natural gas prices in 2015, by 16.0% and 27.0% respectively in March and by 6.5% and 10.1% respectively in October.
National Forecasting Agencies (3)	2.93
Banks and Investment Dealers (6)	2.96
Industry Analysts (3)	2.87
Confidential Forecasts (5)	2.81
Average	2.90
Government of Alberta (calendar year)	2.80
Actual	2.63
Sources: Alberta Energy and Alberta Treasury Board and Finance

FISCAL PLAN 2016–19  •  ECONOMIC OUTLOOK            81

Canadian Short-Term Interest Rate Benchmark

3-month Government of Canada Treasury Bills

Organization	2016	2017	2018	2019

	(%)
National Forecasting Agencies
Conference Board of Canada (Feb/16)	0.49	0.91	1.79	2.79
IHS Global Insight (Jan/16)	0.49	1.11	2.43	3.45
Centre for Spatial Economics (Jan/16)	0.40	1.20	1.90	2.50
Banks
BMO Capital Markets (Mar/16)	0.30	0.42	n/a	n/a
CIBC World Markets (Mar/16)	0.45	0.54	n/a	n/a
Laurentian Bank (Feb/16)	0.40	0.45	n/a	n/a
National Bank (Feb/16)	0.46	0.51	n/a	n/a
RBC Royal Bank (Feb/16)	0.60	1.80	n/a	n/a
Scotiabank (Mar/16)	0.50	0.75	n/a	n/a
Toronto Dominion Bank (Dec/15)	0.45	0.58	n/a	n/a

High	0.60	1.80	2.43	3.45
Low	0.30	0.42	1.79	2.50
Average of All Private Forecasts	0.45	0.83	2.04	2.91
Government of Alberta (calendar year)	0.50	0.80	1.30	2.00

Includes forecasts finalized on or before March 4, 2016.

Canadian Long-Term Interest Rate Benchmark

10-Year Government of Canada Bonds

Organization	2016	2017	2018	2019

	(%)
National Forecasting Agencies
Conference Board of Canada (Feb/16)	1.71	3.12	4.23	4.56
IHS Global Insight (Jan/16)	2.14	2.39	2.94	3.32
Centre for Spatial Economics (Jan/16)	1.40	2.20	3.00	3.60
Banks
BMO Capital Markets (Mar/16)	1.29	1.71	n/a	n/a
CIBC World Markets (Mar/16)	1.43	2.21	n/a	n/a
Laurentian Bank (Feb/16)	1.56	2.20	n/a	n/a
National Bank (Feb/16)	1.46	1.95	n/a	n/a
RBC Royal Bank (Feb/16)	2.00	3.05	n/a	n/a
Scotiabank (Mar/16)	1.50	2.21	n/a	n/a
Toronto Dominion Bank (Dec/15)	1.90	2.28	n/a	n/a

High	2.14	3.12	4.23	4.56
Low	1.29	1.71	2.94	3.32
Average of All Private Forecasts	1.64	2.33	3.39	3.83
Government of Alberta (calendar year)	1.70	2.20	2.80	3.30

Includes forecasts finalized on or before March 4, 2016.

82             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

United States / Canada Exchange Rate Benchmark

(US¢/Cdn$)

Organization	2016	2017	2018	2019
National Forecasting Agencies
Conference Board of Canada (Feb/16)	70.8	77.4	80.5	82.5
IHS Global Insight (Jan/16)	73.5	79.2	83.9	87.2
Centre for Spatial Economics (Jan/16)	73.0	75.0	76.0	76.8
Banks
BMO Capital Markets (Mar/16)	71.6	73.9	n/a	n/a
CIBC World Markets (Mar/16)	72.8	75.3	n/a	n/a
Credit Suisse (Feb/16)	71.3	75.0	77.5	77.5
Laurentian Bank (Feb/16)	74.5	79.5	n/a	n/a
National Bank (Mar/16)	75.0	77.0	n/a	n/a
RBC Royal Bank (Feb/16)	75.2	80.0	n/a	n/a
Scotiabank (Mar/16)	72.3	76.3	n/a	n/a
Toronto Dominion Bank (Dec/15)	73.3	77.3	n/a	n/a
High	75.2	80.0	83.9	87.2
Low	70.8	73.9	76.0	76.8
Average of All Private Forecasts	73.0	76.9	79.5	81.0
Government of Alberta (calendar year)	73.0	75.0	77.0	78.0

Includes forecasts finalized on or before March 4, 2016.

Alberta Real Gross Domestic Product Benchmark

(% change)

Organization	2015	2016	2017	2018	2019
National Forecasting Agencies
Conference Board of Canada (Feb/16)	-2.2	-1.0	1.8	2.6	2.4
IHS Global Insight (Jan/16)	-0.9	0.4	2.3	2.3	2.3
Centre for Spatial Economics (Jan/16)	-2.2	-0.8	2.1	2.5	2.2
Banks
BMO Capital Markets (Mar/16)	-2.8	-2.3	2.1	n/a	n/a
CIBC World Markets (Mar/16)	-1.5	-1.2	1.7	n/a	n/a
Laurentian Bank (Jan/16)	-1.0	-0.6	2.2	n/a	n/a
National Bank (Feb/16)	-1.0	-2.4	1.1	n/a	n/a
RBC Royal Bank (Mar/16)	-1.8	-1.6	2.0	n/a	n/a
Scotiabank (Mar/16)	-2.0	-1.9	2.0	n/a	n/a
Toronto Dominion Bank (Jan/16)	-1.2	-0.3	1.2	n/a	n/a
Other
Canada Mortgage and Housing Corporation (Q4/15)	-1.0	1.5	2.3	n/a	n/a
High	-0.9	1.5	2.3	2.6	2.4
Low	-2.8	-2.4	1.1	2.3	2.2
Average of All Private Forecasts	-1.6	-0.9	1.9	2.5	2.3
Government of Alberta (calendar year)	-1.5	-1.4	1.9	2.8	2.7

Includes forecasts finalized on or before March 4, 2016.

FISCAL PLAN 2016–19  •  ECONOMIC OUTLOOK            83

Light-Heavy Oil Price Differential Benchmark

WTI-WCS Price Differential (US$/bbl)

Organization	2016	2017	2018	2019
National Forecasting Agencies
Conference Board of Canada (Feb/16)	12.84	12.43	12.34	12.38
Centre for Spatial Economics (Jan/16)	11.40	17.00	19.00	20.00
Banks and Industry Analysts
Credit Suisse (Feb/16)	14.50	15.00	16.00	16.50
RBC Capital Markets (Jan/16)	10.44	13.87	14.90	16.07
GLJ Petroleum Consultants (Jan/16)	13.36	13.60	15.07	15.33
Sproule Associates Limited (Dec/15)	11.05	13.63	15.32	16.16
Confidential Forecasts Provided to Alberta Energy(a)
Average	14.00	15.30	16.80	17.90
High	15.33	18.30	19.80	21.23
Low	10.44	11.82	12.34	12.38
Average of All Private Forecasts	13.00	14.70	16.10	16.90
Government of Alberta (calendar year)(b)	15.00	17.50	18.30	17.40

(a)	Alberta Energy also surveys, on a confidential basis, private sector forecasts from IHS CERA, PIRA, Wood MacKenzie, KBC and BMO Capital Markets. The annual figures presented here are the average forecast prices from these sources. High/ Low forecasts may represent one of the confidential forecasts.

(b)	Forecasts have been rounded.

Includes forecasts finalized on or before February 3, 2016.

Alberta Housing Starts Benchmark

(thousands)

Organization	2016	2017	2018	2019
National Forecasting Agencies
Conference Board of Canada (Feb/16)	28.3	25.6	27.0	27.6
IHS Global Insight (Jan/16)	31.9	33.3	34.4	33.6
Centre for Spatial Economics (Jan/16)	29.3	27.7	27.6	30.6
Banks
BMO Capital Markets (Mar/16)	25.0	27.5	n/a	n/a
Laurentian Bank (Jan/16)	30.0	30.0	n/a	n/a
National Bank (Feb/16)	27.6	28.0	n/a	n/a
RBC Royal Bank (Mar/16)	24.1	24.0	n/a	n/a
Scotiabank (Mar/16)	23.0	22.0	n/a	n/a
Toronto Dominion Bank (Jan/16)	30.8	27.5	n/a	n/a
Other
Canada Mortgage and Housing Corporation (Q4/15)	29.8	30.3	n/a	n/a
High	31.9	33.3	34.4	33.6
Low	23.0	22.0	27.0	27.6
Average of All Private Forecasts	28.0	27.6	29.7	30.6
Government of Alberta (calendar year)	22.2	19.4	20.1	23.6

Includes forecasts finalized on or before March 4, 2016.

84             ECONOMIC OUTLOOK  •  FISCAL PLAN 2016–19

Alberta Primary Household Income Benchmark

(% change)

National Forecasting Agencies	2015	2016	2017	2018	2019

Conference Board of Canada (Feb/16)	0.5	-1.0	2.2	3.6	4.3

IHS Global Insight (Jan/16)	0.6	2.7	4.7	4.6	4.5

Centre for Spatial Economics (Jan/16)	-0.9	-4.3	2.7	3.5	4.0

High	0.6	2.7	4.7	4.6	4.5

Low	-0.9	-4.3	2.2	3.5	4.0

Average of All Private Forecasts	0.1	-0.9	3.2	3.9	4.3

Government of Alberta (calendar year)	0.3	-1.4	2.4	4.2	4.7

Includes forecasts finalized on or before March 4, 2016.

Alberta Net Corporate Operating Surplus Benchmark

(% change)

National Forecasting Agencies	2015	2016	2017	2018	2019

Conference Board of Canada (Feb/16)	-38.8	-25.6	21.0	7.7	11.3

IHS Global Insight (Jan/16)	-54.6	2.1	9.5	8.2	4.0

Centre for Spatial Economics (Jan/16)	-71.0	-31.2	51.5	90.5	35.1

High	-38.8	2.1	51.5	90.5	35.1

Low	-71.0	-31.2	9.5	7.7	4.0

Average of All Private Forecasts	-54.8	-18.2	27.3	35.5	16.8

Government of Alberta (calendar year)	-51.9	-18.0	48.6	32.9	15.7

Includes forecasts finalized on or before March 4, 2016.

Alberta Employment Benchmark

(% change)

Organization	2016	2017	2018	2019

National Forecasting Agencies

Conference Board of Canada (Feb/16)	-1.2	0.3	1.6	1.9

IHS Global Insight (Jan/16)	0.0	1.9	1.6	1.2

Centre for Spatial Economics (Jan/16)	-0.4	1.0	1.6	1.8

Banks

BMO Capital Markets (Mar/16)	-1.6	0.1	n/a	n/a

CIBC World Markets (Mar/16)	-2.2	0.3	n/a	n/a

Laurentian Bank (Jan/16)	-0.3	1.5	n/a	n/a

National Bank (Feb/16)	-1.5	0.6	n/a	n/a

RBC Royal Bank (Mar/16)	-1.4	1.4	n/a	n/a

Scotiabank (Mar/16)	-1.5	0.9	n/a	n/a

Toronto Dominion Bank (Jan/16)	-1.2	0.3	n/a	n/a

Other

Canada Mortgage and Housing Corporation (Q4/15)	0.6	1.5	n/a	n/a

High	0.6	1.9	1.6	1.9

Low	-2.2	0.1	1.6	1.2

Average of All Private Forecasts	-1.0	0.9	1.6	1.6

Government of Alberta (calendar year)	-1.7	0.9	2.1	1.9

Includes forecasts finalized on or before March 4, 2016.

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Alberta Unemployment Rate Benchmark

(%)

Organization	2016	2017	2018	2019

National Forecasting Agencies

Conference Board of Canada (Feb/16)	7.4	7.0	6.1	5.3

IHS Global Insight (Jan/16)	6.5	6.1	5.7	5.4

Centre for Spatial Economics (Jan/16)	7.1	6.4	5.7	5.2

Banks

BMO Capital Markets (Mar/16)	7.8	7.8	n/a	n/a

CIBC World Markets (Mar/16)	8.3	8.2	n/a	n/a

Laurentian Bank (Jan/16)	7.3	7.0	n/a	n/a

National Bank (Feb/16)	7.6	7.8	n/a	n/a

RBC Royal Bank (Mar/16)	7.8	7.1	n/a	n/a

Scotiabank (Mar/16)	7.5	7.2	n/a	n/a

Toronto Dominion Bank (Jan/16)	7.4	6.9	n/a	n/a

Other

Canada Mortgage and Housing Corporation (Q4/15)	5.9	5.7	n/a	n/a

High	8.3	8.2	6.1	5.4

Low	5.9	5.7	5.7	5.2

Average of All Private Forecasts	7.3	7.0	5.8	5.3

Government of Alberta (calendar year)	8.0	7.5	6.5	5.8

Includes forecasts finalized on or before March 4, 2016.

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FISCAL PLAN

TAX PLAN

¿

ANNEX

FISCAL PLAN 2016–19  •   OVERVIEW            87

TAX PLAN

Overview	89

Supporting Jobs	90

Benefits for Families	90

Education Property Tax	91

Personal Income Tax	92

Climate Leadership Plan.	93

ANNEX

2016 Tax Expenditure Estimates	100

2016 –17 Tax and Levy Revenue	101

2016 –17 Tax and Levy Revenue Sources	102

Interprovincial Tax Comparison, 2016	103

Major Provincial Tax Rates, 2016	104

Carbon Levy Rates, by Type of Fuel	105

Climate Leadership Adjustment Rebate Payment Schedule	105

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TAX PLAN

Overview

Budget 2016 outlines measures to support the economy during the downturn, including proposed tax credits for individuals and corporations that invest in Alberta, and reaffirms measures that provide more benefits to families.

This budget also provides additional information on the government’s Climate Leadership Plan. As part of the Climate Leadership Plan, a price on carbon will be implemented through a carbon levy on purchases of transportation and heating fuels, encouraging Albertans and Alberta businesses to reduce greenhouse gas (GHG) emissions. The carbon levy will be implemented on January 1, 2017.

The government recognizes the impact of the carbon levy on households and businesses. To help those most impacted by the carbon levy, the government will:

   Implement a rebate for lower and middle income Albertans.

   Reduce the small business income tax rate to 2% on January 1, 2017.

Alberta continues to have an overall tax advantage compared to other provinces, with no provincial sales tax, health premium or payroll tax. Even when the full implementation of Alberta’s new carbon pricing mechanisms are taken into consideration, Albertans and Alberta businesses will still pay at least $7.5 billion less in total taxes and carbon charges than if Alberta had the same tax system and carbon charges as other provinces.

Alberta’s Tax Advantage

(billions of dollars)

Source: Alberta Treasury Board and Finance

Budget 2016 supports the economy, reaffirms new benefits for families and implements key aspects of the Climate Leadership Plan.

*	This graph shows the total additional provincial tax and carbon charges that individuals and businesses would pay if Alberta had the same tax system and carbon charges as other provinces. This information reflects tax rates for other provinces known as of March 24, 2016. This comparison includes personal and corporate income tax, sales tax, fuel tax, tobacco tax, health premiums, payroll tax, liquor tax and markups, land transfer tax, other minor taxes and assumes full implementation of announced provincial carbon charges.

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Supporting Jobs

INVESTOR AND INVESTMENT TAX CREDITS

With the current economic slowdown, the government recognizes the need to promote economic development and diversification. As outlined in the Promoting Job Creation and Diversification Act, the government will continue to look at different options to create jobs and attract investment. This includes introducing two tax credits for individuals and corporations that invest in Alberta.

The Alberta Investor Tax Credit, worth $90 million over two years, will benefit investors who invest in eligible small and medium-sized enterprises in Alberta. The Capital Investment Tax Credit, worth $75 million over two years, will benefit corporations that make investments in eligible capital assets.

The government will announce further details on these credits later this year.

SMALL BUSINESS RATE REDUCTION

The small business income tax rate will be reduced to 2% on January 1, 2017.	Small businesses are a strong contributor to the Alberta economy. To further support Alberta small business owners and the Alberta economy, the small business corporate income tax rate will be reduced from 3% to 2%. Alberta will be tied for the second-lowest provincial small business rate in Canada. This change is one of the business measures being taken under the Climate Leadership Plan. For more details on the small business rate change, see the Small Business Tax Relief section on page 98.

Provincial Small Business Rates, 2017
Province	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL
Rate	2.0%	2.5%	2.0%	0.0%	4.5%	8.0%	4.0%	3.0%	4.5%	3.0%

Benefits For Families

As announced in Budget 2015, the government is implementing the new Alberta Child Benefit (ACB) and enhancing the Alberta Family Employment Tax Credit (AFETC). These changes will come into effect in July 2016, with the first ACB payment to be made in August. Together, these programs will provide about $340 million in support of 380,000 children in 199,000 Alberta families.

The Alberta Child Benefit will provide up to $2,750 per family in support of 235,000 children and their families.	The ACB will provide $195 million in annual assistance to lower income families, helping them make ends meet and supporting the well-being of their children. The ACB is paid quarterly and provides annual benefits of up to $1,100 for one child, and an additional benefit of up to $550 for each of the next three children. Families with net income of up to $25,500 will receive the maximum benefit under this program. Benefits begin to phase out above this income level and are fully phased out once family net income reaches $41,220.

The AFETC, which was already one of the most generous provincial refundable credits for lower and middle income families, will be enhanced further beginning in July 2016. More families will receive the credit and many families will receive a larger credit. The rate at which benefits are phased in will be increased from 8% to 11%, and the phase-out threshold will be increased from $36,778 to $41,250. These enhancements will deliver an additional $25 million in annual benefits to families.

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Benefits under these programs are also indexed. All AFETC benefit amounts will rise 1.3% for the 2016 benefit year (starting July 1), with the maximum benefit amount rising from $1,987 to $2,012. Indexation of the ACB and the enhanced AFETC phase-out threshold of $41,250 will begin in July 2017.	Enhancements to the Alberta Family Employment Tax Credit will mean an additional $25 million for working families.

Alberta Family Employment Tax Credit (AFETC) and Alberta Child Benefit (ACB) Program Parameters
Program Parameters	Support for Families (July 1, 2016)
	Enhanced AFETC	New ACB

Benefit Amounts

1 child	$763	$1,100

2 children	$1,457	$1,650

3 children	$1,873	$2,200

4 or more children	$2,012	$2,750

Income phase-in threshold	$2,760	n/a

Phase-in rate	11.0%	n/a

Income phase-out threshold	$41,250	$25,500

Phase-out rates

1 child	4.0%	7.0%

2 children	4.0%	10.5%

3 children	4.0%	14.0%

4 or more children	4.0%	17.5%

* AFETC benefits are phased in on family working income. ACB and AFETC benefits are both phased out on family net income.

Education Property Tax

Education property tax revenue for 2016-17 is forecast at $2.4 billion (including the portion for opted-out school boards), an increase of 6.8% from the 2015-16 forecast. This revenue amount corresponds to 32% of 2016-17 education operating costs. The government will continue to determine this amount annually, providing flexibility with respect to the annual revenue raised from the education property tax.

The 2016 residential/farmland rate will fall from $2.50 to $2.48 per $1,000 of equalized assessment. The non-residential rate will fall from $3.67 to $3.64 per $1,000 of equalized assessment.
The provincial government’s share of property tax revenue collected in Alberta has fallen since the provincial government assumed responsibility for the education property tax in 1994, from 51% in 1994 to 25% in 2014.

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Personal Income Tax

INDEXING

Alberta’s personal income tax system is indexed to inflation, ensuring that the value of tax credits does not erode and taxpayers are not inadvertently pushed into higher tax brackets. Credit amounts were increased by 1.3% in 2016. This means the basic personal and spousal amounts will rise from $18,214 to $18,451, still the highest amongst the provinces.

As 2016 marks the first full year of the new graduated rate structure, income tax brackets will not be indexed until the 2017 tax year.

DIVIDEND TAX CREDIT

Income earned through corporations and then paid out to shareholders is taxed twice, once at the corporate level and again at the personal level in the hands of shareholders. Dividend tax credits are used to integrate the personal and corporate tax systems by either fully or partially offsetting this effect.

The government is maintaining the dividend tax credit rate at 10% for dividends paid out of income taxed at the general corporate income tax rate (eligible dividends). Alberta’s combined corporate and personal tax on dividend income will still be comparable to rates across Canada.

Alberta Non-Refundable Tax Credit Block

	2015		2016
	Maximum Amount	Reduction in Alberta Tax	Maximum Amount	Reduction in Alberta Tax

Basic personal amount	18,214	1,821	18,451	1,845

Spousal amount	18,214	1,821	18,451	1,845

Eligible dependant amount	18,214	1,821	18,451	1,845

Age amount	5,076	508	5,141	514

Infirm dependant amount	10,543	1,054	10,680	1,068

CPP contributions	2,480	248	2,544	254

EI premiums	931	93	955	96

Pension income amount	1,402	140	1,421	142

Disability amount	14,050	1,405	14,232	1,423

Disability supplement	10,543	1,054	10,680	1,068

Tuition and education amounts	Variable	Variable	Variable	Variable

Adoption expenses	12,457	1,246	12,619	1,262

Medical expenses	Variable	Variable	Variable	Variable

Medical expenses (other dependants)	Variable	Variable	Variable	Variable

Caregiver amount	10,544	1,054	10,681	1,068

Interest on student loans	Variable	Variable	Variable	Variable

Donations and gifts

first $200	200	20	200	20

over $200	75% of income	Variable	75% of income	Variable

*	In general, credit amounts are multiplied by 10% to arrive at the reduction in Alberta tax. In the case of total donations and gifts over $200, the credit rate is 21%.

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The dividend tax credit rate for dividends paid out of income taxed at the small business rate (other than eligible dividends) will be adjusted downwards as a result of lowering the small business rate to 2%, effective January 1, 2017. This ensures that income earned in a small business and flowed out to shareholders continues to be taxed at a minimum of 10%, Alberta’s lowest personal income tax rate.

Climate Leadership Plan

Alberta has developed a new Climate Leadership Plan based on the recommendations put forward by the Climate Change Advisory Panel. The Plan contains four main components:

Phasing out coal emissions and developing more renewable energy;

Implementing a new carbon price on GHG emissions;

Legislating an oil sands emission limit; and

Employing a new methane emission reduction plan for the oil and gas sector.

The government has also committed to using the revenue raised to:

Invest directly into measures to reduce emissions and improve energy efficiency, such as clean energy research and technology, green infrastructure and other programs to help Albertans reduce their energy use.

Provide rebates to help lower and middle income individuals and families with carbon costs, as well as transitional support to help small businesses, Indigenous communities, and people working in communities centred on the coal industry.

CARBON PRICING

An economy-wide price on carbon is one of the most cost-effective ways to achieve a significant reduction in emissions, as it provides a financial incentive for everyone, including households, businesses and large industrial emitters, to reduce the GHG emissions that contribute to climate change. The carbon price will be implemented through two different mechanisms:

1.	Performance standards for Large Final Emitters – The carbon emissions of Large Final Emitters will continue to be subject to the Specified Gas Emitters Regulation (SGER) framework until the end of 2017, when the province will transition to product and sector-based performance standards. Further details on performance standards will be made public after industry consultations. The carbon price paid by Large Final Emitters is $20 per tonne of GHG emissions over their emissions target as of January 1, 2016, rising to $30 per tonne on January 1, 2017.

2.	Carbon levy – Fuels, such as natural gas, transportation fuels and other fuels, will be subject to a new carbon levy when consumed for combustion purposes. The carbon levy will be introduced January 1, 2017 and will reflect a price of $20 per tonne of carbon dioxide-equivalent emissions, rising to $30 per tonne on January 1, 2018.

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The carbon levy on transportation and heating fuels begins January 1, 2017.

Together, these two mechanisms will achieve an economy-wide charge on greenhouse gas emissions that will cover 78 to 90 per cent of Alberta’s emissions. The system will be designed so that both components work together and fuel users are not charged twice on the same emissions.

CARBON LEVY

The carbon levy will apply to purchases of all fossil fuels that produce GHG emissions when combusted. This includes fuels used for transportation purposes and fuels used for heating, such as natural gas and propane. The levy will not apply directly to consumer purchases of electricity.

The carbon prices of $20 and $30 per tonne are applied to individual fuels based on the amount of GHG emissions released when the fuel is combusted. The rates on major fuels are as follows:
Carbon Levy Rates – Major Fuels
	Type of Fuel	January 1, 2017 Rate ($20/tonne)	January 1, 2018 Rate ($30/tonne)
	Diesel	5.35 ¢/L	8.03 ¢/L
	Gasoline	4.49 ¢/L	6.73 ¢/L
	Natural Gas	1.011 $/GJ	1.517 $/GJ
	Propane	3.08 ¢/L	4.62 ¢/L
Source: Alberta Treasury Board and Finance

A full listing of rates and fuels subject to the levy is provided on page 106.

The Climate Change Advisory Panel had proposed that the carbon price should increase over time. However, the government will not increase the carbon price further until the economy is on a stronger footing and once the actions of other jurisdictions, including those of the federal government, are better known.

The levy is estimated to raise $274 million in 2016-17, rising to $1.2 billion in 2017-18 and $1.7 billion in 2018-19.

HOW THE CARBON LEVY WILL WORK

For fuels such as gasoline and diesel, the carbon levy will be included in the price of the fuel paid by consumers, as is currently done for Alberta’s fuel tax. For natural gas, it is anticipated that the carbon levy will be shown as a separate line item on consumers’ bills. The application of the levy to other fuels, such as coal, propane and heavy fuel oil, will be fuel-specific, reflecting how the product is produced, distributed and sold.

Some exemptions will apply, including the following:

   SGER/performance standards – Sites covered under the requirements of the SGER/performance standards will be exempted from paying the levy on

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heating fuels. This exemption ensures that the government’s carbon pricing mechanisms are effectively integrated and facilities are not charged for their heating fuel use under both the carbon levy and the SGER/performance standards. Details of how the carbon levy and the SGER/performance standards interact on the combustion of transportation fuels used on site will be provided later, once the carbon levy regulations are introduced and the performance standards are developed.

   Natural gas produced and consumed on site – As indicated in the Climate Leadership Plan, natural gas produced and consumed on site by conventional oil and gas producers will be exempt from the carbon levy until January 1, 2023.

   Marked gasoline and diesel – Use by farmers for farming operations will be exempt from the levy. Marked fuel purchased for other qualifying off-road uses will be subject to the levy.

   Biofuels – Biofuels, which include ethanol, biodiesel and biomethane, will be exempt to recognize their lower carbon impact. The exemption for ethanol and biodiesel will be administered through lower rates on gasoline and diesel. The lower rates for these fuels will reflect the 5% and 2% renewable fuel requirements for gasoline and diesel, respectively. Details on the biomethane exemption will be announced when the legislation and regulations are introduced later this year.

   Inter-jurisdictional flights – As Alberta is only taking responsibility for the GHG emissions produced within its own jurisdiction, emissions from fuel used by airplanes flying between Alberta and other jurisdictions will be exempt from the levy.

   Indigenous use – Eligible First Nations individuals and bands will be exempt from the levy when fuel is purchased on-reserve for personal or band use, consistent with exemptions for Alberta’s other commodity taxes.

   Other exemptions – Fuel sold for export will be exempt from the levy as it is not consumed in Alberta and the related emissions are not released here. Industrial exemptions, where deemed appropriate, will apply to situations where fuels are used in industrial processes without releasing GHG emissions.

LEGISLATION AND ADMINISTRATION

Legislation enacting the carbon levy will be introduced this spring. Regulations, with further details about exemptions and the process for remitting the levy, will be introduced later this year.

For transportation and other refined fuels, the levy will be administered through a structure similar to Alberta’s fuel tax. This approach will minimize the costs of administration for government and compliance for businesses, as entities that currently remit fuel tax to the government will follow a similar process to remit the carbon levy.

For heating fuels, the collection and remitting process will, in general, be designed to have the levy collected and remitted to government by entities

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higher up the distribution chain, aiming to reduce both administration and compliance costs. For natural gas, the levy will be collected and remitted by entities in the natural gas distribution system. For other fuels such as natural gas liquids and coal, entities that either produce and sell, or import and sell these fuels will be responsible for collecting and remitting the levy.

The government will continue to work with industry and other stakeholders to determine the most efficient way to administer the levy and exemptions.

IMPACT OF THE CARBON LEVY ON HOUSEHOLDS

The government acknowledges that taking action on climate change through an economy-wide price on carbon will raise costs for households, due to higher costs for natural gas used for heating, as well as for gasoline and diesel. The impacts will vary, depending on a household’s energy use and driving patterns. The table below outlines the typical direct impacts a household may face.

Even with the introduction of the carbon levy, Alberta will have the third-lowest total provincial taxes/levies on gasoline and diesel in 2017, after Saskatchewan and Manitoba.

Estimated Impacts of the Carbon Levy on Households
	Single	Couple	Couple with 2 Children
Consumption Assumptions
Natural gas (GJ)	100	123	135
Gasoline (litres)	2,000	3,000	4,500
2017 Impacts
Natural gas (@ $1.011/GJ)	$101	$124	$136
Gasoline (@ 4.49 ¢/L)	$90	$135	$202
Total 2017 Costs	$191	$259	$338
2017 Maximum Rebate Amount	$200	$300	$360
2018 Impacts
Natural gas (@ $1.517/GJ)	$152	$186	$205
Gasoline (@ 6.73 ¢/L)	$134	$202	$303
Total 2018 Costs	$286	$388	$508
2018 Maximum Rebate Amount	$300	$450	$540
Source: Alberta Treasury Board and Finance

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PROTECTION FOR LOWER AND MIDDLE INCOME ALBERTANS
The government will introduce the Climate Leadership Adjustment Rebate to protect lower and middle income Albertans from the higher costs resulting from the carbon levy. These individuals pay a higher percentage of their income for heating and transportation and also have fewer financial resources to make investments that reduce their future emissions. The full amount of the rebate will be provided to 60% of households, helping to protect a large share of lower and middle income families from the impact of the levy.	The full amount of the Climate Leadership Adjustment Rebate will be provided to 60% of Alberta households.

Climate Leadership Adjustment Rebate Parameters
	2017	2018
Benefit Amounts
First adult	$ 200	$ 300
Spouse/Equivalent to spouse	$ 100	$ 150
Child (max. 4)	$ 30	$ 45
Phase-out Thresholds (Family Net Income)
Single	$ 47,500	$ 47,500
Couple	$ 95,000	$ 95,000
Families	$ 95,000	$ 95,000
Income at which Rebate is Fully Phased Out (Family Net Income)
Single	$ 51,250	$ 55,000
Couple	$ 100,000	$ 103,750
Couple with 2 children	$ 101,500	$ 106,000
Couple with 4 children	$ 103,000	$ 108,250
Phase-out Rates
Single	2.67%	2.67%
Couple	4.00%	4.00%
Families	4.00%	4.00%

Climate Leadership Adjustment Rebate Benefits by Income, 2018

Source:  Alberta Treasury Board and Finance

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The rebate will begin in January 2017 and will provide up to $200 for an adult, $100 for a spouse and $30 for each child under 18 in the household (to a maximum of four). In 2018, when the carbon price rises to $30 per tonne, rebate amounts will be adjusted accordingly, rising to $300 for an adult, $150 for a spouse and $45 for each child. Single parents will receive the spousal amount for one child and the child amount for up to four additional children.

The rebate will begin to phase out at $47,500 in net family income for singles and $95,000 for couples and families.

Payments will be made as frequently as quarterly. Recipients eligible for an annual amount of $400 or more will receive quarterly payments. Those eligible for an annual amount of less than $400 and $200 or more will receive two payments. Those eligible for an annual amount of less than $200 and $100 or more will receive one payment. No rebates under $100 will be paid. For more information on when payments will be made, see page 106.

This rebate is non-taxable. It is also refundable, meaning Albertans will receive the rebate regardless of whether they pay provincial income tax. To be eligible, recipients must be Alberta residents, have filed a 2015 tax return and meet the income parameters.

The rebate will deliver approximately $95 million in 2016-17, $435 million in 2017-18 and $590 million in 2018-19 to offset the carbon costs of lower and middle income Albertans. As this rebate is intended to support households in the transition to the new carbon costs, it will not be indexed to inflation like Alberta’s other refundable tax credits.

Many Albertans will also benefit from other programs being developed as part of the Climate Leadership Plan, including energy efficiency programs that provide opportunities for households to find energy savings. For more details on these measures, see the Expense Chapter.

SMALL BUSINESS TAX RELIEF

As part of the Climate Leadership Plan, the government will lower the small business corporate income tax rate from 3% to 2% effective January 1, 2017, to help small businesses adjust to the cost of carbon. This tax relief will be worth an estimated $185 million in 2017-18 to Alberta small business owners.

With this change to the small business rate, Alberta will be tied with Saskatchewan for the second-lowest provincial small business rate. This reduction increases Alberta’s overall tax advantage for small business owners, which also includes comparable personal income tax rates, no provincial payroll or sales tax and no health premium. While Manitoba’s small business rate is lower, Alberta small business owners pay less in taxes when they take money out of their small business for personal use.

A number of other programs are being developed to help businesses and communities reduce their greenhouse gas emissions. These programs include support for new technology, green infrastructure, energy efficiency and renewable energy. For more details on these measures, see the Expense Chapter.

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            TAX PLAN

ANNEX

2016 Tax Expenditure Estimates

(millions of dollars)

Personal Income Tax

Federal Measures Paralleled by Alberta

Workers’ compensation payments exemption	20.9
Social assistance payments exemption	10.2
Net federal supplements exemption (e.g. Guaranteed Income Supplement)	1.6
Union and professional dues deduction	44.9
Child care expense deduction	51.8
Moving expense deduction	9.4
Flow-through share deduction	24.5
Clergy residence deduction	4.8
Capital gains inclusion rate (50%)	311.3
Lifetime capital gains exemption	111.8
Security options deduction	89.9
Northern residents deduction	29.1

Provincial Measures

Basic personal amount	4,550.1
Spousal amount	316.4
Eligible dependant amount	93.0
Age amount	92.2
Pension income amount	42.5
Caregiver amount	18.1
Disability amount	39.3
Disability amount transferred from a dependant	37.9
Interest paid on student loans	3.9
Tuition and education amounts	143.6
Tuition and education amounts transferred from a child	34.3
Amounts transferred from a spouse or common-law partner	22.7
Medical expenses	62.5
Donations and gifts	290.4
Political contributions tax credit	2.1

Corporate Income Tax

Small business rate	1,459.3
Donations and gifts	35.0

Fuel Tax

Tax Exempt Fuel User program (marked fuel for off-road use)	210.0
Alberta Farm Fuel Benefit (marked fuel)	63.0
Reduced rate for locomotive fuel	24.0
Exemption for aviation fuel used on international flights	5.5

Transfers Through the Tax System(a)

Alberta Family Employment Tax Credit	136.9
Alberta Child Benefit	147.0
Scientific Research and Experimental Development Tax Credit	84.0

Generally, estimates cannot be added together to determine the fiscal impact of concurrently eliminating multiple tax expenditures.

(a)	Transfers through the tax system are reported in ministries’ operating expense. Amounts for the Alberta Family Employment Tax Credit and Scientific Research and Experimental Development Tax Credit appear in the Ministry of Treasury Board and Finance’s operating expense, while the Alberta Child Benefit appears in Human Services’ operating expense.

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2016–17 Tax and Levy Revenue

(millions of dollars)

Total Tax and Levy Revenue: $21,767 million

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2016–17 Tax and Levy Revenue Sources

(millions of dollars)

Tax/Levy	Total Revenue	Rate	Revenue per Unit

1. Personal Income Tax	11,405
All taxable income	10,552	10% of all taxable income	1,055.2 per point
Taxable income > $125,000	853	multiple rates	n/a

2. Corporate Income Tax	4,325
General	3,887	12.0%	323.9 per point
Small business	438	2.0%	159.3 per point(a)

3. Education Property Tax	2,414
Residential/farmland property	1,470	$2.48 / $1,000 of assessment	592.7 per mill
Non-residential property	944	$3.64 / $1,000 of assessment	259.3 per mill

4. Tobacco Tax	1,139	$50/carton	22.8 per $/carton

5. Fuel Tax	1,469
Gasoline	802	13.0 ¢/litre	61.7 per ¢/litre
Diesel	632	13.0 ¢/litre	48.6 per ¢/litre
Propane	5	9.4 ¢/litre	0.5 per ¢/litre
Aviation	13	1.5 ¢/litre	8.7 per ¢/litre
Locomotive	17	5.5 ¢/litre	3.1 per ¢/litre

6. Carbon Levy	274	multiple rates	n/a

7. Freehold Mineral Rights Tax	71	n/a	n/a

8. Insurance Tax	590
Life, accident, sickness	178	3.0% of premium	59.3 per point
Other	412	4.0% of premium	103.0 per point

9. Tourism Levy	80	4.0%	20.0 per point

(a)	As the small business rate will not be lowered until January 1, 2017, this calculation reflects the average tax rate for 2016-17 of 2.75%.

102            TAX PLAN  •  FISCAL PLAN 2016–19

Interprovincial Tax Comparison, 2016

(dollars)

	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Employment Income of $35,000 – One Income Family with Two Children
Provincial income tax	(1,774)	753	(908)	36	(1,479)	(4,093)	815	1,679	1,872	851
Provincial sales tax	-	395	761	1,217	162	730	1,272	1,803	1,444	1,467
Health premium	-	921	-	-	300	50	-	-	-	-
Payroll tax	-	-	-	314	464	874	-	-	-	182
Fuel tax	390	635	450	420	441	576	465	465	393	495
Total	(1,384)	2,704	303	1,987	(112)	(1,863)	2,552	3,947	3,709	2,995
Alberta Advantage		4,088	1,687	3,371	1,272	(479)	3,936	5,331	5,093	4,379

Employment Income of $75,000 – One Income Family with Two Children
Provincial income tax	2,683	3,241	2,979	4,782	3,565	3,401	6,166	6,920	6,769	5,527
Provincial sales tax	-	952	1,024	1,652	1,984	2,709	2,205	2,482	2,238	2,022
Health premium	-	1,800	-	-	600	175	-	-	-	-
Payroll tax	-	-	-	674	995	1,872	-	-	-	390
Fuel tax	390	635	450	420	441	576	465	465	393	495
Total	3,073	6,628	4,453	7,528	7,585	8,733	8,836	9,867	9,400	8,434
Alberta Advantage		3,555	1,380	4,455	4,512	5,660	5,763	6,794	6,327	5,361

Employment Income of $100,000 – Two Income Family with Two Children
Provincial income tax	4,776	3,686	4,693	6,522	3,775	6,467	7,000	7,830	7,856	6,144
Provincial sales tax	-	1,186	1,240	2,018	2,465	2,985	2,803	3,088	2,779	2,514
Health premium	-	1,800	-	-	943	175	-	-	-	-
Payroll tax	-	-	-	898	1,327	2,496	-	-	-	520
Fuel tax	585	953	675	630	662	864	698	698	590	743
Total	5,361	7,625	6,608	10,068	9,172	12,987	10,501	11,616	11,225	9,921
Alberta Advantage		2,264	1,247	4,707	3,811	7,626	5,140	6,255	5,864	4,560

Employment Income of $200,000 – Two Income Family with Two Children
Provincial income tax	13,182	11,253	15,482	19,490	13,077	21,736	19,721	21,541	20,960	16,977
Provincial sales tax	-	2,195	2,144	3,462	4,356	5,638	4,827	5,305	4,792	4,360
Health premium	-	1,800	-	-	1,350	175	-	-	-	-
Payroll tax	-	-	-	1,797	2,653	4,993	-	-	-	1,040
Fuel tax	585	953	675	630	662	864	698	698	590	743
Total	13,767	16,201	18,301	25,379	22,098	33,406	25,246	27,544	26,342	23,120
Alberta Advantage		2,434	4,534	11,612	8,331	19,639	11,479	13,777	12,575	9,353

Calculations are based on other provinces’ tax parameters known as of March 24, 2016.

Assumptions:

•	Health premiums are assumed to be borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers.

•	Fuel tax is based on estimated consumption of 3,000 litres per year for one-income families and 4,500 litres for two-income families.

•	RRSP/RPP contributions of $0, $6,000, $10,000 and $25,000 are included in the calculation of personal income tax for the $35,000, $75,000, $100,000 and $200,000 families, respectively.

•	For two-income families, income and RRSP/RPP contributions are split 60/40 between the two spouses.

•	The children in each family are assumed to be 6 and 12 years old.

FISCAL PLAN 2016–19  •  TAX PLAN            103

Major Provincial Tax Rates, 2016

		AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Personal Income Tax

Statutory rate range

lowest rate	(%)	10.00	5.06	11.00	10.80	5.05	16.00(a)	9.68	8.79	9.80	7.70

highest rate	(%)	15.00	14.70	15.00	17.40	13.16	25.75(a)	20.30	21.00	16.70	15.30

Surtax	(%)	-	-	-	-	20/36(b)	-	-	-	10.00	-

Combined federal/provincial

top marginal rate(c)	(%)	48.00	47.70	48.00	50.40	53.53	53.31	53.30	54.00	51.37	48.30

Personal amount	($)	18,451	10,027	15,843	9,134	10,011	11,550	9,758	8,481	7,708	8,802

Spousal amount	($)	18,451	8,586	15,843	9,134	8,500	11,550(d)	8,286	8,481	6,546	7,192

Corporate Income Tax

General rate	(%)	12.0	11.0	12.0	12.0	11.5	11.9	14.0	16.0	16.0	14.0

M&P rate	(%)	12.0	11.0	10.0	12.0	10.0	11.9	14.0	16.0	16.0	5.0

Small business

rate	(%)	3.0(e)	2.5	2.0	0.0	4.5	8.0	4.0	3.0	4.5	3.0

threshold	($000)	500	500	500	450	500	500	500	350	500	500

Capital Tax

Financial institutions	(max.%)	-	-	3.25	6.00	-	-	5.00	4.00	5.00	5.00

Sales Tax	(%)	-	7.0	5.0	8.0	8.0	9.975	10.0(f)	10.0	9.0	8.0

Gasoline Tax	(¢/litre)	13.0	21.17(g)	15.0	14.0	14.7(h)	19.2(h),(i)	15.5(h)	15.5(h)	13.1(h)	16.5(h)

Tobacco Tax	($/carton)	50.00	47.80	50.00(h)	59.00(h)	30.95(h)	29.80	44.52(h)	51.04(h)	50.00(h)	47.00(h)

Payroll Tax	(max.%)	-	-	-	2.15	1.95	4.26(j)	-	-	-	2.00

Rates for other provinces known as of March 24, 2016.

(a)	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.
(b)	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $4,484 and an additional 36% of basic tax in excess of $5,739.
(c)	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
(d)	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another.
(e)	Alberta’s small business tax rate will decrease from 3.0% to 2.0% on January 1, 2017.
(f)	The provincial portion of New Brunswick’s HST will be increased from 8% to 10% on July 1, 2016.
(g)	The British Columbia rate includes the carbon tax on gasoline, which is 6.67¢/litre. An additional 11¢/litre is imposed in the greater Vancouver area and 3.5¢/litre in the Victoria area.
(h)	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
(i)	An additional 3¢/litre is imposed in the Montreal area and a net discount of 3.7¢/litre applies in the Gaspesie–Iles-de-la-Madeleine region.
(j)	Quebec levies an additional temporary payroll tax of 4.48% on wages and salaries paid by financial institutions.

104            TAX PLAN  •  FISCAL PLAN 2016–19

Carbon Levy Rates, by Type of Fuel

Type of Fuel	Effective January 1, 2017 Rate ($20/tonne)	Effective January 1, 2018 Rate ($30/tonne)

Aviation Jet Fuel	5.17 ¢/L	7.75 ¢/L

Aviation Gas	4.98 ¢/L	7.47 ¢/L

Bunker Fuel	6.36 ¢/L	9.55 ¢/L

Butane	3.56 ¢/L	5.34 ¢/L

Coal Coke	63.59 $/tonne	95.39 $/tonne

Coke Oven Gas	1.40 ¢/m3	2.10 ¢/m3

Diesel	5.35 ¢/L	8.03 ¢/L

Ethane	2.04 ¢/L	3.06 ¢/L

Gas Liquids	3.33 ¢/L	4.99 ¢/L

Gasoline	4.49 ¢/L	6.73 ¢/L

Heating Distillate Oil	5.51 ¢/L	8.27 ¢/L

Heavy Fuel Oil	6.35 ¢/L	9.53 ¢/L

High Heat Value Coal	44.37 $/tonne	66.56 $/tonne

Kerosene	5.14 ¢/L	7.71 ¢/L

Locomotive Diesel	5.94 ¢/L	8.90 ¢/L

Low Heat Value Coal	35.39 $/tonne	53.09 $/tonne

Methanol	2.18 ¢/L	3.26 ¢/L

Naphtha	4.49 ¢/L	6.73 ¢/L

Natural Gas	1.011 $/GJ	1.517 $/GJ

Non-Marketable or Raw Gas	1.150 $/GJ	1.720 $/GJ

Pentanes Plus	3.82 ¢/L	5.73 ¢/L

Propane	3.08 ¢/L	4.62 ¢/L

Refinery Gas	3.77 ¢/m3	5.65 ¢/m3

Refinery Petroleum Coke	63.86 $/tonne	95.79 $/tonne

Upgrader Petroleum Coke	58.50 $/tonne	87.75 $/tonne

Climate Leadership Adjustment Rebate Payment Schedule

Rebate Amount	Timing of Payment(s)
	January	April	July	October
$400 and Greater	✓	✓	✓	✓
Between $200 and $399.99	✓		✓
Between $100 and $199.99	✓
Less than $100	No Rebate

FISCAL PLAN 2016–19  •  TAX PLAN            105

 FISCAL PLAN

FISCAL PLAN TABLES

FISCAL PLAN TABLES

NOTE: Amounts presented in tables may not add to totals due to rounding.

FISCAL PLAN 2016–19  •  FISCAL PLAN TABLES        107

Statement of Operations

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

Revenue
Personal income tax	11,042	12,047	11,278	11,405	11,759	12,363
Corporate income tax	5,796	4,745	4,972	4,325	4,263	4,819
Other taxes	4,598	5,307	5,345	6,037	7,156	7,765
Non-renewable resource revenue	8,948	2,768	2,474	1,364	2,753	4,225
Transfers from Government of Canada	5,982	6,984	7,236	7,278	7,430	7,667
Investment income	3,113	2,820	2,766	2,115	2,266	2,476
Net income from govt. business enterprises	2,665	2,736	2,537	2,416	2,680	2,816
Premiums, fees and licences	3,564	3,687	3,588	3,649	3,805	3,814
Other	3,773	2,694	2,742	2,787	2,876	3,672
Total Revenue	49,481	43,788	42,938	41,376	44,988	49,617

Expense
Advanced Education	5,526	5,824	5,759	5,895	6,044	6,151
Agriculture and Forestry	1,273	1,851	1,647	1,090	1,062	1,094
Culture and Tourism	337	336	337	334	347	352
Economic Development and Trade	251	393	305	343	393	303
Education	7,556	7,578	7,619	7,911	8,065	8,208
Energy	720	990	788	769	743	658
Environment and Parks	464	530	475	459	454	461
Executive Council	23	27	27	27	27	27
Health	19,262	19,613	19,854	20,361	20,929	21,260
Human Services	3,985	4,171	4,193	4,395	4,525	4,592
Indigenous Relations	191	195	195	186	188	201
Infrastructure	629	612	621	670	697	692
Justice and Solicitor General	1,329	1,358	1,366	1,396	1,391	1,422
Labour	162	201	197	212	216	220
Municipal Affairs	2,136	1,401	1,410	1,764	1,735	1,752
Seniors and Housing	621	611	613	644	635	630
Service Alberta	281	307	302	305	305	310
Status of Women	-	1	1	8	8	8
Transportation	1,416	1,304	1,302	1,310	1,638	1,643
Treasury Board and Finance	1,516	1,432	1,478	1,526	1,547	1,577
Legislative Assembly	125	154	140	128	129	159
2013 Alberta flood assistance	244	205	184	153	131	69
Climate Leadership Plan	-	-	-	330	1,208	2,426
Operating expense in-year savings	-	-	-	(250)	(250)	(250)
Unallocated disaster / emergency assistance	-	-	-	200	200	200
Debt servicing costs	722	778	775	996	1,432	2,003
Pension provisions	(404)	31	(258)	(65)	(180)	(201)
Total Expense	48,366	49,906	49,331	51,097	53,619	55,968
Risk Adjustment	-	-	-	(700)	(1,500)	(2,000)
Surplus / (deficit)	1,115	(6,118)	(6,393)	(10,421)	(10,131)	(8,351)

Beginning net assets (+ adjustments)	54,136	55,251	55,251	48,858	38,437	28,306
Net assets at end of year	55,251	49,133	48,858	38,437	28,306	19,955

108        FISCAL PLAN TABLES • FISCAL PLAN 2016–19

Consolidated Fiscal Summary

(millions of dollars)

Income Statement		2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
1	Total Revenue	49,481	43,788	42,938	41,376	44,988	49,617
	Expense
2	Operating expense (net of program re-allocations)	42,047	43,209	43,222	44,094	45,090	45,874
3	% change from prior year	4.3	2.8	2.8	2.0	2.3	1.7
4	Climate Leadership Plan operating expense allocation	-	-	-	325	1,000	1,871
5	Disaster assistance (with operating 2013 flood support)	351	829	647	246	228	204
6	Capital grants (including 2013 flood support)	2,466	1,975	1,862	2,288	2,577	2,391
7	Climate Leadership Plan Capital Plan allocation	-	-	-	5	208	555
8	Amortization / loss on disposals	2,302	2,262	2,260	2,380	2,418	2,426
9	Inventory consumption	882	821	823	828	846	845
10	Debt servicing costs – general	370	326	323	367	623	975
11	Debt servicing costs – Capital Plan	352	452	452	629	809	1,028
12	Pension provisions	(404)	31	(258)	(65)	(180)	(201)

13	Total Expense	48,366	49,906	49,331	51,097	53,619	55,968

14	Risk Adjustment	-	-	-	(700)	(1,500)	(2,000)

15	Surplus / (Deficit)	1,115	(6,118)	(6,393)	(10,421)	(10,131)	(8,351)

Capital Plan
16	Capital grants	2,466	1,975	1,862	2,288	2,577	2,391
17	Capital investment	3,715	5,888	5,041	6,188	5,479	4,924
18	Climate Leadership Plan	-	-	-	5	208	555

19	Total Capital Plan	6,181	7,863	6,903	8,481	8,264	7,870

Balance Sheet
			At March 31
			2015 Actual	2016 Forecast	2017 Estimate	2018 Target	2019 Target
	Financial Assets
20	Heritage Savings Trust Fund, endowment and other funds		18,860	19,278	19,631	19,993	20,428
21	Contingency Account		6,529	3,793	-	-	-
22	Self-supporting lending organizations		19,415	20,001	21,146	22,028	23,013
23	Other financial assets		11,939	12,088	12,217	13,184	13,963
24	SUCH sector financial assets		9,334	8,819	8,349	7,934	7,519
25	Total Financial Assets		66,077	63,979	61,343	63,139	64,923
	Liabilities
26	Liabilites for capital projects		11,922	19,058	24,198	30,426	35,993
27	Debt for pre-1992 TPP liability / direct borrowing for the Fiscal Plan		943	944	6,313	14,733	21,614
28	Self-supporting lending organizations		17,301	17,783	18,632	19,200	19,863
29	Other liabilities		6,425	6,068	6,382	5,949	5,515
30	Pension liabilities		11,196	10,938	10,873	10,693	10,492
31	SUCH sector liabilities		5,236	5,167	4,965	4,796	4,627
32	Total Liabilities		53,023	59,958	71,363	85,797	98,104
33	Net Financial Assets		13,054	4,021	(10,020)	(22,658)	(33,181)
34	Capital / other non-financial assets		44,753	47,528	51,374	54,466	56,996
35	Deferred capital contributions		(2,556)	(2,691)	(2,917)	(3,502)	(3,860)
36	Net Assets		55,251	48,858	38,437	28,306	19,955
37	Change in Net Assets		1,115	(6,393)	(10,421)	(10,131)	(8,351)

FISCAL PLAN 2016–19  •  FISCAL PLAN TABLES        109

Consolidated Fiscal Summary (continued)

	Contingency Account	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

1	Balance at Start of Year	4,658	6,529	6,529	3,793	-	-

2	Surplus / (deficit)	1,115	(6,118)	(6,393)	(10,421)	(10,131)	(8,351)

	Cash Adjustments – Sources / (Requirements)
3	SUCH / Alberta Innovates revenue / expense adjustments	623	491	443	215	235	340
4	Pension provisions	(404)	31	(258)	(65)	(180)	(201)
5	Net deferred capital contribution cash adjustment	101	89	94	186	545	319
6	Heritage Fund inflation-proofing	(210)	(165)	(209)	(243)	(277)	(329)
7	Retained income of funds and agencies	(838)	(474)	(568)	(475)	(606)	(891)
8	Energy royalties	1,369	354	554	(50)	(276)	(123)
9	Student loans	(239)	(367)	(329)	(341)	(304)	(226)
10	Other cash adjustments	278	(477)	193	(400)	(16)	(16)
11	2013 Alberta flood assistance revenue / expense	(745)	(429)	(144)	(121)	107	-
12	Inventory acquisition	(172)	(180)	(175)	(172)	(183)	(183)
13	Inventory consumption (non-cash expense)	141	129	132	135	153	152

	Capital Plan Cash Adjustments – Sources / (Requirements)
14	Capital investment (excluding SUCH sector self-financed)	(3,414)	(4,762)	(4,014)	(5,237)	(4,681)	(3,913)
15	Amortization / book value of disposals (non-cash expense)	855	847	848	935	978	986
16	Withdrawal from Capital Plan financing account	673	-	-	1,763	-	-
17	Direct borrowing for Capital Plan	3,021	5,958	7,016	5,035	6,066	5,377
18	Alternative financing (P3s – public-private partnerships)	199	143	148	145	211	242
19	Current principal repayments (P3s)	(39)	(42)	(42)	(51)	(61)	(64)
20	Surplus / (deficit) plus net cash adjustments	2,314	(4,972)	(2,704)	(9,162)	(8,420)	(6,881)

21	Cash from prior-year final results	1,287	1,731	1,731	-	-	-
22	Cash to be transferred next year	(1,731)	-	-	-	-	-
23	Deposit to Capital Plan financing account	-	-	(1,763)
24	Direct borrowing for the Fiscal Plan	-	-	-	5,369	8,420	6,881
25	Balance at End of Year	6,529	3,289	3,793	-	-	-

	Liabilities for Capital Projects	At March 31

26	Opening balance	8,724	11,922	11,922	19,058	24,198	30,426
27	Alternative financing (P3s – public-private partnerships)	199	143	148	145	211	242
28	Direct borrowing	3,021	5,958	7,016	5,035	6,066	5,377
29	Re-financing of existing debt	905	-	-	-	-	500
30	Principal repayments / amortization of debt issue costs	(927)	(28)	(28)	(40)	(49)	(552)
31	Total Liabilities for Capital Projects	11,922	17,995	19,058	24,198	30,426	35,993

	Borrowing for the Fiscal Plan

32	Opening balance (debt for pre-1992 Teachers’ Pension Plan)	943	944	944	944	6,313	14,733
33	Direct borrowing	-	-	-	5,369	8,420	6,881
34	Total Borrowing for the Fiscal Plan	943	944	944	6,313	14,733	21,614

35	Total Liabilities / Borrowing	12,865	18,939	20,002	30,511	45,159	57,607
36	Percentage of nominal Alberta GDP	3.4%	5.7%	6.0%	9.6%	13.1%	15.5%

	Savings
37	Heritage Fund inflation-proofing	210	165	209	243	277	329
38	Year-end Heritage Fund Balance	14,961	15,126	15,170	15,413	15,690	16,019

110        FISCAL PLAN TABLES • FISCAL PLAN 2016–19

Balance Sheet Details

(millions of dollars)

	At March 31
	2015 Actual	2016 Forecast	2017 Estimate	2018 Target	2019 Target

Financial Assets
Alberta Heritage Savings Trust Fund	14,961	15,170	15,413	15,690	16,019
Endowment funds:
Alberta Heritage Foundation for Medical Research	1,414	1,502	1,538	1,582	1,633
Alberta Heritage Science and Engineering Research	844	897	923	954	990
Alberta Heritage Scholarship	1,063	1,116	1,131	1,158	1,194
Alberta Cancer Prevention Legacy Fund	486	476	459	442	425
Alberta Enterprise Corporation	92	117	167	167	167
Contingency Account	6,529	3,793	-	-	-
Self-supporting lending organizations:
Alberta Capital Finance Authority	15,062	15,505	16,129	16,514	17,004
Agriculture Financial Services Corporation	4,353	4,496	5,017	5,514	6,009
Equity in commercial enterprises	3,687	3,846	3,963	4,302	4,733
Student loans	1,361	1,690	2,031	2,335	2,561
Other cash, inventory, marketable securities, accounts receivable	6,891	6,552	6,223	6,547	6,669
SUCH sector / Ab Innovates Corp. additional financial assets	9,334	8,819	8,349	7,934	7,519

Total Financial Assets	66,077	63,979	61,343	63,139	64,923

Liabilities
Liabilities for capital projects:
Alternative financing (P3s)	2,629	2,735	2,829	2,979	3,157
Direct borrowing	9,293	16,323	21,369	27,447	32,836
Debt issued to reduce pre-1992 TPP unfunded liability	943	944	944	944	944
Direct borrowing for the Fiscal Plan	-	-	5,369	13,789	20,670
Self-supporting lending organizations:
Alberta Capital Finance Authority	15,062	15,505	16,129	16,514	17,004
Agriculture Financial Services Corporation	2,239	2,278	2,503	2,686	2,859
Other debt, accounts and interest payable	6,105	5,703	6,017	5,584	5,150
Other accrued liabilities, including guarantees, indemnities, remissions	320	365	365	365	365
Pension liabilities	11,196	10,938	10,873	10,693	10,492
SUCH sector / Alberta Innovates Corp. additional liabilities	5,236	5,167	4,965	4,796	4,627

Total Liabilities	53,023	59,958	71,363	85,797	98,104

Net Financial Assets	13,054	4,021	(10,020)	(22,658)	(33,181)
Capital / Other Non-financial Assets	44,753	47,528	51,374	54,466	56,996
Deferred capital contributions	(2,556)	(2,691)	(2,917)	(3,502)	(3,860)

Net Assets	55,251	48,858	38,437	28,306	19,955

Change in Net Assets	1,115	(6,393)	(10,421)	(10,131)	(8,351)

FISCAL PLAN 2016–19 • FISCAL PLAN TABLES        111

Revenue

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Income Taxes
Personal income tax	11,042	12,047	11,278	11,405	11,759	12,363
Corporate income tax	5,796	4,745	4,972	4,325	4,263	4,819
	16,838	16,792	16,250	15,730	16,022	17,182
Other Taxes
Education property tax (includes opted-out boards)	2,102	2,253	2,261	2,414	2,463	2,508
Fuel tax	944	1,434	1,465	1,469	1,496	1,535
Tobacco tax	896	1,041	1,059	1,139	1,143	1,148
Insurance taxes	393	407	406	590	634	679
Freehold mineral rights tax	172	87	74	71	89	97
Tourism levy	91	85	80	80	84	89
Carbon levy	-	-	-	274	1,247	1,709
	4,598	5,307	5,345	6,037	7,156	7,765
Non-Renewable Resource Revenue
Bitumen royalty	5,049	1,547	1,144	656	1,586	2,986
Crude oil royalty	2,245	536	610	333	659	616
Natural gas and by-products royalty	989	343	341	151	230	355
Bonuses and sales of Crown leases	476	181	210	95	157	156
Rentals and fees / coal royalty	188	160	169	129	121	112
	8,948	2,768	2,474	1,364	2,753	4,225
Transfers from Government of Canada
Canada Health Transfer	3,601	3,967	4,005	4,223	4,344	4,519
Canada Social Transfer	1,452	1,513	1,516	1,563	1,608	1,659
Direct transfers to SUCH sector	321	484	484	500	522	523
Agriculture support programs	288	313	273	300	279	289
Infrastructure support	341	289	269	282	263	266
Labour market agreements	174	177	180	178	178	178
Other (includes 2013 Alberta flood assistance / 2015-16 Fiscal Stabilization)	(195)	241	509	232	236	233
	5,982	6,984	7,236	7,278	7,430	7,667
Investment Income
Alberta Heritage Savings Trust Fund	1,825	1,719	1,643	1,185	1,325	1,449
Endowment funds	354	355	372	256	283	305
Alberta Capital Finance Authority	225	196	190	157	178	218
Agriculture Financial Services Corporation	132	133	132	137	153	173
Other (includes Contingency Account and SUCH sector)	577	417	429	380	327	331
	3,113	2,820	2,766	2,115	2,266	2,476
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,526	1,545	1,545	1,451	1,481	1,510
AGLC – Liquor	767	851	854	868	879	895
Alberta Treasury Branches	325	283	82	27	226	272
Other (CUDGCo and APMC)	47	57	57	70	93	139
	2,665	2,736	2,537	2,416	2,680	2,816
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,116	1,138	1,138	1,157	1,199	1,199
Health / school board fees and charges	672	669	671	711	724	681
Motor vehicle licences	516	525	526	528	538	549
Crop, hail and livestock insurance premiums	307	314	300	301	307	320
Energy industry levies	292	306	306	303	303	309
Land Titles	91	90	80	79	80	82
Other (includes lands & grazing, health benefit premiums)	570	645	567	570	654	674
	3,564	3,687	3,588	3,649	3,805	3,814
Other
SUCH sector sales, rentals and services	850	903	906	950	972	966
SUCH sector fundraising, donations, gifts and contributions	667	564	561	568	586	582
AIMCo investment management charges	264	257	301	307	316	326
Fines and penalties	146	260	256	209	215	222
Refunds of expense	1,106	141	150	140	140	140
Climate Change and Emissions Management Fund	77	91	92	101	146	917
Miscellaneous (includes Alberta Innovates)	663	478	476	512	501	519
	3,773	2,694	2,742	2,787	2,876	3,672
Total Revenue	49,481	43,788	42,938	41,376	44,988	49,617

112         FISCAL PLAN TABLES • FISCAL PLAN 2016 –19

Expense by Ministry

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Advanced Education	5,526	5,824	5,759	5,895	6,044	6,151
Agriculture and Forestry	1,273	1,851	1,647	1,090	1,062	1,094
Culture and Tourism	337	336	337	334	347	352
Economic Development and Trade	251	393	305	343	393	303
Education	7,556	7,578	7,619	7,911	8,065	8,208
Energy	720	990	788	769	743	658
Environment and Parks	464	530	475	459	454	461
Executive Council	23	27	27	27	27	27
Health	19,262	19,613	19,854	20,361	20,929	21,260
Human Services	3,985	4,171	4,193	4,395	4,525	4,592
Indigenous Relations	191	195	195	186	188	201
Infrastructure	629	612	621	670	697	692
Justice and Solicitor General	1,329	1,358	1,366	1,396	1,391	1,422
Labour	162	201	197	212	216	220
Municipal Affairs	2,136	1,401	1,410	1,764	1,735	1,752
Seniors and Housing	621	611	613	644	635	630
Service Alberta	281	307	302	305	305	310
Status of Women	-	1	1	8	8	8
Transportation	1,416	1,304	1,302	1,310	1,638	1,643
Treasury Board and Finance	1,516	1,432	1,478	1,526	1,547	1,577
Legislative Assembly	125	154	140	128	129	159
Unallocated disaster / emergency assistance	-	-	-	200	200	200
2013 Alberta flood assistance (operating and capital grants)	244	205	184	153	131	69
Climate Leadership operating expense	-	-	-	325	1,000	1,871
Climate Leadership Capital Plan allocation	-	-	-	5	208	555
Operating program re-allocations	-	-	-	(250)	(250)	(250)
Total Program Expense	48,048	49,098	48,815	50,166	52,367	54,165
Debt Servicing Costs	722	778	775	996	1,432	2,003

Pension Provisions	(404)	31	(258)	(65)	(180)	(201)
Total Expense	48,366	49,906	49,331	51,097	53,619	55,967

Debt Servicing Costs (millions of dollars)

General	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Advanced Education – post-secondary institutions	41	39	41	43	47	50
Agriculture and Forestry – Agriculture Financial Services Corp.	70	75	70	72	78	87
Education – school boards	10	10	10	10	10	10
Health – Alberta Health Services	16	16	16	17	17	17
Seniors and Housing – Alberta Social Housing Corporation	10	8	8	6	5	5
Treasury Board and Finance – Alberta Capital Fin. Auth. / other	223	178	178	219	466	806
Total General Debt Servicing Costs	370	326	323	367	623	975

Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	30	30	29	28	28
Transportation – ring road P3s	72	71	71	83	94	92
Treasury Board and Finance – direct borrowing	250	351	351	517	687	908
Total Capital Plan Debt Servicing Costs	352	452	452	629	809	1,028

Total Debt Servicing Costs	722	778	775	996	1,432	2,003

FISCAL PLAN 2016–19 • FISCAL PLAN TABLES        113

Operating Expense

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Advanced Education	5,045	5,337	5,272	5,392	5,521	5,628
Agriculture and Forestry	1,049	1,072	1,013	1,036	1,009	1,041
Culture and Tourism	288	294	295	285	282	288
Economic Development and Trade	246	388	299	337	387	297
Education	7,250	7,251	7,302	7,544	7,696	7,839
Energy	645	681	609	549	576	588
Environment and Parks	400	408	411	403	398	406
Executive Council	23	27	27	27	27	27
Health	17,801	18,227	18,416	18,959	19,476	19,829
Human Services	3,974	4,159	4,181	4,388	4,519	4,587
Indigenous Relations	180	184	184	183	185	198
Infrastructure	501	491	491	496	505	506
Justice and Solicitor General	1,310	1,340	1,348	1,337	1,333	1,364
Labour	160	200	195	210	216	219
Municipal Affairs	237	285	283	262	266	277
Seniors and Housing	573	569	569	577	576	588
Service Alberta	226	250	246	251	250	256
Status of Women	-	1	1	8	8	8
Transportation	523	484	484	471	464	473
Treasury Board and Finance	1,494	1,411	1,459	1,505	1,523	1,552
Legislative Assembly	122	150	136	125	125	156
In-year savings	-	-	-	(250)	(250)	(250)
Total Operating Expense – excluding Climate Leadership	42,047	43,209	43,222	44,094	45,090	45,874

Climate Leadership Plan
Environment and Parks	-	-	-	230	565	1,281
Treasury Board and Finance	-	-	-	95	435	590
Total Climate Leadership Plan Operating Expense	-	-	-	325	1,000	1,871
Total Operating Expense – including Climate Leadership	42,047	43,209	43,222	44,419	46,090	47,745

Disaster / Emergency Assistance (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Agriculture and Forestry	170	725	580	-	-	-
Municipal Affairs	32	-	9	-	-	-
Unallocated	-	-	-	200	200	200
Total – excluding 2013 Alberta flood assistance	202	725	589	200	200	200
2013 Alberta flood assistance (a)
Culture and Tourism	5	6	2	6	-	-
Education	3	7	-	-	-	-
Environment and Parks	23	23	23	7	-	-
Health	32	-	-	-	-	-
Human Services	4	1	-	1	1	-
Indigenous Relations	6	7	7	7	3	-
Infrastructure	53	44	10	22	24	4
Municipal Affairs	21	16	16	4	-	-
Other (Trans. / Ag. and Forestry / Econ. Dev. and Trade)	2	-	-	-	-	-
Total 2013 Alberta flood assistance	149	104	58	46	28	4
Total Disaster / Emergency Assistance	351	829	647	246	228	204
(a) Excludes capital grants included in expense for 2013 Alberta flood assistance reported in the Capital Plan:
	95	101	126	107	103	65

114         FISCAL PLAN TABLES • FISCAL PLAN 2016 –19

Capital Amortization

(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

Advanced Education	481	487	487	503	523	523
Agriculture and Forestry	26	29	29	29	29	28
Culture and Tourism	3	3	3	3	3	3
Economic Development and Trade	5	6	6	5	5	6
Education	306	317	317	362	368	368
Energy	21	20	20	20	20	20
Environment and Parks	43	44	44	44	44	44
Health	652	637	638	605	575	575
Human Services	11	11	11	7	6	5
Infrastructure	93	107	107	119	128	136
Justice and Solicitor General	15	17	17	59	58	59
Labour	2	2	2	1	1	1
Municipal Affairs	2	3	3	3	3	3
Seniors and Housing	32	32	32	38	36	35
Service Alberta	41	42	42	42	42	42
Transportation	458	480	478	514	548	549
Treasury Board and Finance	17	21	18	21	24	25
Legislative Assembly	3	3	4	4	4	4
Total Amortization Expense	2,211	2,261	2,259	2,379	2,417	2,425

Inventory Consumption
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Agriculture and Forestry	1	2	2	1	1	1
Culture and Tourism	1	1	1	1	1	1
Health	795	750	749	754	756	756
Human Services	-	1	-	-	-	-
Infrastructure	18	3	3	14	30	29
Seniors and Housing	-	-	2	-	-	-
Service Alberta	14	15	15	8	8	8
Transportation	52	50	50	50	50	50
Treasury Board and Finance	1	-	-	-	-	-
Total Inventory Consumption	882	821	823	828	846	845

Capital Grants
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Agriculture and Forestry	26	23	23	23	23	23
Culture and Tourism	46	38	38	45	62	61
Education	-	10	-	5	1	1
Energy	53	289	159	200	147	50
Environment and Parks	78	158	124	105	115	76
Health	11	-	51	43	122	100
Indigenous Relations	11	11	11	3	3	3
Infrastructure	15	11	20	40	35	22
Justice	1	-	-	-	-	-
Municipal Affairs	1,890	1,127	1,129	1,513	1,466	1,472
Seniors and Housing	8	11	11	30	22	7
Service Alberta	-	-	-	5	5	5
Transportation	327	296	296	276	576	571
Total Capital Grants	2,466	1,975	1,862	2,288	2,577	2,391

FISCAL PLAN 2016–19 • FISCAL PLAN TABLES        115

Capital Plan (a)
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Advanced Education	773	876	876	966	738	805
Agriculture and Forestry	60	53	53	51	45	45
Culture and Tourism	49	41	41	48	65	63
Economic Development and Trade	5	5	5	9	9	9
Education	363	1,343	1,057	1,900	1,367	836
Energy	79	305	175	215	162	65
Environment and Parks	103	276	217	254	222	208
Health	674	916	809	958	1,186	1,328
Human Services	5	7	7	5	5	5
Indigenous Relations	11	11	11	3	3	3
Infrastructure	234	456	260	383	244	191
Justice and Solicitor General	96	70	60	39	10	7
Labour	1	1	4	1	1	1
Municipal Affairs	1,894	1,132	1,134	1,517	1,473	1,479
Seniors and Housing	96	179	130	289	306	221
Service Alberta	39	46	45	105	97	87
Transportation	1,668	2,110	1,989	1,712	2,108	1,947
Treasury Board and Finance	30	33	28	21	13	13
Climate Leadership Plan	-	-	-	5	208	555
Legislative Assembly	-	2	2	1	1	1
Total Capital Plan	6,181	7,863	6,903	8,481	8,264	7,870

(a)	The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense. The Capital Plan component of the Climate Leadership Plan has been included as expense in the Fiscal Plan; the allocation between capital grants and capital investment has not been finalized.

Capital Investment (a)
(millions of dollars)	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target
Advanced Education	773	876	876	966	738	805
Agriculture and Forestry	34	30	30	28	23	22
Culture and Tourism	3	3	3	3	3	3
Economic Development and Trade	5	5	5	9	9	9
Education	363	1,333	1,057	1,895	1,366	835
Energy	26	16	16	15	15	15
Environment and Parks	25	118	93	149	107	132
Health	664	916	758	915	1,064	1,228
Human Services	5	7	7	5	5	5
Infrastructure	219	446	240	343	209	169
Justice and Solicitor General	95	70	60	39	10	7
Labour	1	1	4	1	1	1
Municipal Affairs	4	5	5	4	7	6
Seniors and Housing	88	168	120	259	283	214
Service Alberta	39	46	45	100	92	82
Transportation	1,341	1,814	1,693	1,436	1,532	1,376
Treasury Board and Finance	30	33	28	21	13	13
Legislative Assembly	-	2	2	1	1	1
Total Capital Investment	3,715	5,888	5,041	6,188	5,479	4,924

(a)	Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

116         FISCAL PLAN TABLES • FISCAL PLAN 2016 –19

Expense by Function

(millions of dollars)

FISCAL PLAN 2016–19 • FISCAL PLAN TABLES        117

Expense by Object

(millions of dollars)

Salaries, Wages and Employee Benefits	Supplies and Services	Grants to Others	Capital Grants to Others	Amortization of Capital Assets	Consumption of Inventory	Pension Provisions	Debt Servicing Costs	Other / unallocated disaster and in-year savings	**Total 2016-17 Expense**
Legislative Assembly	77	30	-	-	3	-	-	-	17	**128**
Advanced Education	3,562	1,311	460	-	503	-	(8)	43	60	**5,930**
Agriculture and Forestry	253	689	94	23	29	1	-	72	-	**1,162**
Culture and Tourism	77	76	136	45	3	1	-	-	2	**340**
Economic Development and Trade	136	72	129	-	5	-	-	-	-	**343**
Education	5,937	1,333	248	5	362	-	12	39	26	**7,962**
Energy	282	236	31	200	20	-	-	-	-	**769**
Environment and Parks[a]	207	190	241	110	44	-	-	-	2	**795**
Executive Council	24	3	-	-	-	-	-	-	-	**27**
Health	7,877	5,211	5,870	43	605	754	-	17	2	**20,378**
Human Services	617	1,501	2,271	-	7	-	-	-	-	**4,396**
Indigenous Relations	28	4	157	3	-	-	-	-	-	**192**
Infrastructure	80	430	-	40	119	14	-	-	8	**691**
Justice and Solicitor General	711	390	214	-	59	-	-	-	22	**1,396**
Labour	98	49	63	-	1	-	-	-	-	**212**
Municipal Affairs	73	33	160	1,513	3	-	-	-	-	**1,782**
Seniors and Housing	30	17	529	30	38	-	-	6	-	**650**
Service Alberta	131	119	-	5	42	8	-	-	1	**305**
Status of Women	5	2	1	-	-	-	-	-	-	**8**
Transportation	73	398	-	276	514	50	-	83	-	**1,393**
Treasury Board and Finance	236	431	915	-	21	-	(69)	736	18	**2,289**
Unallocated disaster expense / in-year savings	-	-	-	-	-	-	-	-	(50)	**(50)**
Total 2016-17 Expense	**20,514**	**12,524**	**11,519**	**2,293**	**2,379**	**828**	**(65)**	**996**	**108**	**51,097**

[a] Climate Leadership Plan Capital Plan allocation included under "Capital Grants to Others."

118        FISCAL PLAN TABLES • FISCAL PLAN 2016–19

Inventory Acquisition

(millions of dollars)

	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

Agriculture and Forestry	1	2	2	1	1	1
Health	799	757	752	756	758	758
Infrastructure	44	48	48	48	58	58
Service Alberta	14	15	16	8	8	8
Transportation	50	50	50	50	50	50
Other (Culture and Tourism / Legislative Assembly / Human Serv.)	3	2	1	1	1	1

Total Inventory Acquisition	911	873	867	865	876	876

Capital Assets (millions of dollars)
	At March 31
	2015 Actual	2016 Budget	2016 Forecast	2017 Estimate	2018 Target	2019 Target

Net book value at start of the year	42,839	44,287	44,287	47,064	50,873	53,935
Additions (capital investment)	3,715	5,888	5,041	6,188	5,479	4,924
Amortization	(2,211)	(2,261)	(2,259)	(2,379)	(2,417)	(2,425)
Net book value of capital asset disposals	(56)	-	(5)	-	-	-

Net Book Value at End of Year	44,287	47,914	47,064	50,873	53,935	56,434

Capital Plan Funding Sources (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

Capital Plan	6,181	7,863	6,903	8,481	8,264	7,870
Source of funding:
Cash received (primarily federal govt.) / donations / disposals	524	575	429	554	877	676
Retained income of funds and agencies (primarily ASHC)	138	167	129	121	142	43
SUCH sector self-financed	291	1,020	944	858	760	977
Climate Leadership Plan	-	-	-	5	208	555
Alternative financing (P3s – public-private partnerships)	199	143	148	145	211	242
Direct borrowing	3,021	5,958	7,016	5,035	6,066	5,377
Transfers from / (to) Cap. Plan financing acct. / surplus cash	2,008	-	(1,763)	1,763	-	-

Total Capital Plan funding Sources	6,181	7,863	6,903	8,481	8,264	7,870

Capital Plan Liability Principal Repayments (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

Education – Alberta Schools Alternative Procurement P3s	12	13	13	14	14	15
Infrastructure – Evan Thomas water treatment P3	1	1	1	1	1	1
Treasury Board and Finance – direct borrowing	905	-	-	-	-	500
Transportation – ring road P3s	26	28	28	37	46	48

Total Principal Repayments	944	42	42	51	61	564

FISCAL PLAN 2016–19 • FISCAL PLAN TABLES        119

Cash Adjustments (a) (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

Retained Income of Funds and Agencies
Alberta Heritage Savings Trust Fund inflation-proofing	(210)	(165)	(209)	(243)	(277)	(329)
Alberta Treasury Branches	(325)	(283)	(82)	(27)	(226)	(272)
Agriculture Financial Services Corporation	(247)	44	(103)	(296)	(314)	(322)
Climate Change and Emissions Management Fund	(175)	(31)	(85)	-	-	-
Heritage Foundation for Medical Research Endowment Fund	(50)	(76)	(88)	(36)	(44)	(51)
Heritage Science and Engineering Research Endowment Fund	(48)	(53)	(53)	(26)	(31)	(36)
Heritage Scholarship Fund	(65)	(51)	(53)	(15)	(27)	(36)
Alberta School Foundation Fund	10	4	(4)	10	2	2
Alberta Social Housing Corporation	36	79	9	54	105	(11)
Alberta Capital Finance Authority	(58)	(75)	(66)	(52)	(42)	(41)
Alberta Cancer Prevention Legacy Fund	12	14	10	17	17	17
Other	72	(46)	(53)	(104)	(46)	(141)

Total Retained Income of Funds and Agencies	(1,048)	(639)	(777)	(718)	(883)	(1,220)

Other Cash Adjustments
SUCH sector own-source revenue	(4,300)	(4,283)	(4,305)	(4,451)	(4,579)	(4,526)
SUCH sector own-source expense	4,923	4,774	4,748	4,666	4,814	4,866
Net deferred capital contribution cash adjustment	101	89	94	186	545	319
Energy royalties (difference between accrued revenue & cash)	1,369	354	554	(50)	(276)	(123)
Student loans	(239)	(367)	(329)	(341)	(304)	(226)
Inventory acquisition	(172)	(180)	(175)	(172)	(183)	(183)
Other cash adjustments	278	(477)	193	(400)	(16)	(16)
Current principal repayments (P3 capital projects)	(39)	(42)	(42)	(51)	(61)	(64)
2013 Alberta flood assistance revenue	423	100	100	300	259	-
2013 Alberta flood assistance expense	(1,168)	(529)	(244)	(421)	(152)	-
Pension provisions (non-cash expense)	(404)	31	(258)	(65)	(180)	(201)
Book value of asset disposals (net non-cash expense / revenue)	41	-	5	-	-	-
Inventory consumption (non-cash expense)	141	129	132	135	153	152
Amortization (non-cash expense)	814	847	843	935	978	986

Total Other Cash Adjustments	1,768	446	1,316	271	998	984

(a) Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

Financing Requirements (millions of dollars)
	2014-15 Actual	2015-16 Budget	2015-16 Forecast	2016-17 Estimate	2017-18 Target	2018-19 Target

Term debt borrowing for provincial corporations (a):
Agriculture Financial Services Corporation	125	355	232	373	371	505
Alberta Capital Finance Authority	1,231	1,852	1,429	1,590	3,145	2,295
Alberta Treasury Branches	500	1,050	1,250	1,450	1,500	700
Alberta Petroleum Marketing Commission	227	340	328	331	344	331
Direct borrowing for capital purposes	3,021	5,958	7,016	5,035	6,066	5,377
Re-financing of maturing debt	905	-	-	-	-	500
Direct borrowing for the Fiscal Plan	-	-	-	5,369	8,420	6,881

Total Financing Requirements	6,009	9,555	10,255	14,148	19,846	16,589

(a)	Gross borrowing requirements for provincial corporations; include amounts required for re-financing of maturing debt.

120         FISCAL PLAN TABLES • FISCAL PLAN 2016 –19

Pension Liabilities

(millions of dollars)

	At March 31
	2015 Actual	2016 Budget	2017 Estimate	2018 Target	2019 Target

Teachers’ Pension Plan (pre-1992)	8,432	8,295	8,223	8,040	7,846
Teachers’ Pension Plan (post-1992)	637	586	598	603	598
Local Authorities Pension Plan	489	520	555	590	625
Public Service Management Pension Plan (pre-1992; closed) (a)	595	574	549	519	489
Public Service Pension Plan	249	250	260	270	280
Universities Academic Pension Plan (pre-1992)	314	300	285	270	255
Special Forces Pension Plan (pre-1992)	91	85	80	75	70
Members of the Legislative Assembly Pension Plan (closed) (a)	46	46	46	46	46
Management Employees Pension Plan	26	-	3	6	9
Public Service Supplementary Retirement Plan	17	-	-	-	-
Provincial Judges and Masters in Chambers Pension Plan	15	-	-	-	-
SUCH sector – Universities Academic / Supp. Retirement	285	282	274	274	274

Total Pension Liabilities	11,196	10,938	10,873	10,693	10,492

Annual non-cash change in pension liabilities	(404)	(258)	(65)	(180)	(201)

(a)	Membership closed and pensionable service no longer being accrued.

Loans and Advances

(millions of dollars)

	At March 31
	2015 Actual	2016 Forecast

Loans and Advances
Agriculture Financial Services Act	2,104	2,275
Student Financial Assistance Act	1,540	1,906
Alberta Housing Act	27	30
Financial Administration Act accountable advances	4	4

Total Loans and Advances	3,675	4,215

Allowance for doubtful loans, advances, implemented guarantees and indemnities (a)
Agriculture Financial Services Act	(37)	(40)
Student Financial Assistance Act	(135)	(176)

Total Loans and Advances	3,503	3,999

(a)	When a loan is considered to be impaired, accrued interest is no longer included in income. This does not alter the borrower’s obligation to pay all accrued interest.

Guarantees

(millions of dollars)

	At March 31
	2015 Actual	2016 Forecast

Guarantees
Feeder Associations	55	55
Agriculture Financial Services Act	13	27

Total Guarantees	68	82

FISCAL PLAN 2016–19 • FISCAL PLAN TABLES        121

Full-Time Equivalents(a)

	2015-16 Budget	2016-17 Estimate	Change	Main reasons for change

Department / Government Agencies
Advanced Education – Department	617	606	(11)	Transfer to Econ Dev. / phase-out of Alberta Abroad
Agriculture and Forestry – Department	1,667	1,672	5	Flat Top Complex implementation
Agriculture Financial Services Corporation	630	630	-
Alberta Livestock and Meat Agency	35	35	-
Culture and Tourism – Department	569	581	12	Royal Alberta Museum / transfer from Travel Alberta
Travel Alberta Corporation	87	84	(3)	Transfer to department
Alberta Sport Connection	32	32	-
Economic Development and Trade – Department	341	420	79	Transfer from Adv. Ed. / expansion of policy activities
Alberta Enterprise Corporation	6	6	-
Education – Department	704	704	-
Energy – Department	696	687	(9)	Transfer to Envt. for integrated resource management
Alberta Energy Regulator	1,240	1,240	-
Alberta Utilities Commission	143	143	-
Environment and Parks – Department	2,293	2,372	79	Climate Change Off. / Integrated Res. Mgt. Secretariat
Natural Resources Conservation Board	47	47	-
Health – Department	979	979	-
Human Services	6,097	6,096	(1)	Transfer to Justice - Legal Services Protocol
Indigenous Relations	219	218	(1)	Transfer to Justice - Legal Services Protocol
Infrastructure	960	987	27	Royal Alberta Museum building operations
Justice and Solicitor General – Department	6,803	6,828	25	Ticket processing / Legal Services Protocol
Victims of Crime Fund	37	37	-
Labour	653	653	-
Municipal Affairs – Department	546	546	-
Safety Codes Council	60	60	-
Seniors and Housing	295	295	-
Service Alberta	1,367	1,367	-
Status of Women	6	34	28	Establishment of Ministry
Transportation – Department	789	789	-
Transportation Safety Board	12	12	-
Treasury Board and Finance – Department	748	747	(1)	Transfer to Justice - Legal Services Protocol
Alberta Investment Management Corporation	376	376	-
Alberta Pensions Services Corporation	287	287	-
Alberta Securities Commission	196	196	-
Alberta Insurance Council	24	24	-
Alberta Local Authorities Pension Plan Corporation	6	6	-
Executive Council	174	178	4	Public Affairs Bureau
Legislative Assembly	717	731	14	Leg. Assembly, Chief Elect., Ch. & Yth. Advoc. offices

Sub-total: Department / Government Agencies	30,458	30,705	247

SUCH Sector / Other Arm’s Length Entities
Advanced Education Post-secondary institutions	33,517	33,588	71	Enrolment growth
Economic Development and Trade Alberta Innovates Corporation	712	712	-
Education
School boards (public, separate, francophone, charter):
Certificated Staff	34,750	35,484	734	Enrolment growth for 2016-17, and higher-than-
Non-certificated Staff	24,375	25,431	1,056	expected enrolment growth in 2015-16
Health
Alberta Health Services	76,798	77,950	1,152	Continuing Care / new facilities / increased volume
Health Quality Council of Alberta	33	33	-

Sub-total: SUCH Sector / Other Arm’s Length Entities	170,185	173,198	3,013

Total Full-Time Equivalent Employment	200,643	203,903	3,260

(a)	The 2015-16 Budget numbers have been restated on the 2016-17 basis.

122        FISCAL PLAN TABLES • FISCAL PLAN 2016–19

Allocation of 2016–17 Lottery Fund Revenue

(thousands of dollars)

Lottery Fund Revenue	1,451,069

Agriculture and Forestry		Human Services
Agriculture Initiatives	1,000	Family and Community Safety	6,500
Agricultural Service Boards	11,600	Family and Community Support Services	52,000
Agricultural Societies and Exhibitions	11,462	Fetal Alcohol Spectrum Disorder Initiatives	12,000

Culture and Tourism		Indigenous Relations
Alberta Media Fund	37,065	First Nations and Metis Relations	200
Assistance to the Alberta Foundation for Arts	26,585	First Nations Development Fund	126,000
Assistance to the Alberta Historical Resources Foundation	8,160	Justice and Solicitor General
Assistance to the Human Rights Education		Assistance to the Human Right Education
Assistance to the Alberta Sport Connection	21,220	and Multiculturalism Fund	1,735
Community Facility Enhancement Program	38,000
Community Initiatives Program	24,585	Labour
Major Fairs Program	15,348	Settlement and Integration	4,574
Other Initiatives	2,100	Skills and Training Support	400

Education		Transportation
Plant Operations and Maintenance	150,000	Provincial Highway Maintenance	40,000
Transportation	150,000
		Treasury Board and Finance
Environment and Parks		Bingo Associations	6,200
Parks Operations	10,000	Gaming Research	1,600
Resource Management	500	Horse Racing and Breeding Renewal Program	27,292

Health		Total Lottery Fund Allocation	1,451,069
Alberta Health Services – Continuing and Community Care	664,943

Changes to Fees

(dollars)

Ministry / Description	2015-16	2016-17

Culture and Tourism
Museums and Heritage sites – daily admission fees
Adult	Free-$15	Free-$18
Senior	Free-$12	Free-$14
Youth	Free-$7.50	Free-$10
Family	Free-$40	Free-$46
Museums and Heritage sites – annual pass
Adult	$40	$40-$50
Senior	$35	$35-$40
Youth	$25	$25-$30
Family	$100	$100-$120
Environment and Parks
Parks fees
Campsite water, sewer, shower rates	$6 / night	$7 / night
Campsite equestrian corrals rate	$6 / night	$7 / night
On-site pump out service (rate per service)	up to $25	$25-$50

FISCAL PLAN 2016–19 • FISCAL PLAN TABLES        123

Historical Fiscal Summary, 2008–09 to 2018–19 (a)

Consolidated Financial Statements basis (millions of dollars)

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19
								Actual	Forecast	Estimate	Target	Target

Income Statement
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,278	11,405	11,759	12,363
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,972	4,325	4,263	4,819
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,345	6,037	7,156	7,765
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,474	1,364	2,753	4,225
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,766	2,115	2,266	2,476
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	2,665	2,537	2,416	2,680	2,816
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	7,337	6,330	6,436	6,681	7,486
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,702	34,098	37,558	41,950
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,236	7,278	7,430	7,667
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,938	41,376	44,988	49,617
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	19,851	20,414	20,972	21,303
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,472	13,906	14,205	14,455
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,877	5,064	5,207	5,284
14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,614	10,781	11,983	13,124
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,814	50,166	52,367	54,166
16	Debt servicing costs	208	214	472	509	530	601	722	775	996	1,432	2,003
17	Pension provisions	2,133	430	439	634	296	748	(404)	(258)	(65)	(180)	(201)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,331	51,097	53,619	55,968
19	Surplus / (Deficit) - less risk adjustment beginning 2016-17	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,393)	(10,421)	(10,131)	(8,351)
Capital Plan (b)		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,903	8,481	8,264	7,870
Balance Sheet (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,278	19,631	19,993	20,428
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,793	-	-	-
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,908	41,712	43,146	44,495
23	Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,058)	(24,198)	(30,426)	(35,993)
24	Pre-1992 Teachers’ PP debt / operating liabilities	-	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(943)	(944)	(6,312)	(14,732)	(21,613)
25	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,938)	(10,873)	(10,693)	(10,492)
26	Other liabilities	(19,770)	(21,523)	(23,530)	(24,229)	(25,148)	(28,716)	(28,962)	(29,018)	(29,980)	(29,946)	(30,006)
27	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	4,021	(10,020)	(22,658)	(33,181)
28	Capital / non-fin. assets - less def. contributions beginning 2012-13	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,837	48,457	50,964	53,136
29	Net Assets (c)	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,858	38,437	28,306	19,955

(a)	Numbers are not strictly comparable due to numerous accounting policy changes over time. Examples include reporting certain items (transfers through the tax system, crude oil marketing and transportation costs, allowance for corporate income tax doubtful accounts) as expense, instead of netting the amounts from related revenue, increasing both revenue and expense, but not impacting the surplus / (deficit).

(b)	Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense.

(c)	The change in net assets year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

124        FISCAL PLAN TABLES • FISCAL PLAN 2016–19

BLANK PAGE

  FISCAL PLAN

RESPONSE TO THE

AUDITOR GENERAL

è

OCTOBER 2015

RESPONSE TO THE AUDITOR GENERAL

October 2015	129

FISCAL PLAN 2016–19 • RESPONSE TO THE AUDITOR GENERAL        127

RESPONSE TO THE AUDITOR GENERAL – OCTOBER 2015

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta – October 2015 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Innovation and Advanced Education – For-profit and Cost Recovery Ventures at Post-secondary Institutions 1. Document and Communicate Expectations and Guidelines

We recommend that the Department of Innovation and Advanced Education:

•     document its expectations in terms of desired results and risk management for institutions participating in for-profit and cost recovery ventures

•     establish approved guidelines for cost recovery ventures, to support best practices and align with the department’s expectations

•     update and approve for-profit venture guidelines, to support best practices and align with the department’s expectations

•     develop a process to communicate the department’s expectations and guidelines to all institutions

Accepted. The Department of Innovation and Advanced Education will further develop and communicate to the post-secondary institutions, guidelines and expectations on ventures. This recommendation is expected to be completed by Fall 2017.

2. Improve Department’s Oversight of Institution’s Risk Assessment of Ventures

We recommend that the Department of Innovation and Advanced Education improve its oversight processes to ensure that boards of governors oversee management’s assessment of the risks associated with for-profit and cost recovery ventures by:

•     tailoring board training to examine these ventures

•     maintaining relevant documentation of the institution’s risk assessment and venture approval requests

•     requiring the institution to comply with the department’s expectations and guidelines

•     requiring the institution to report on venture results on an ongoing basis

•     providing effective feedback and ongoing guidance to the boards

Accepted. The Department of Innovation and Advanced Education will review its existing oversight responsibilities, including risk management responsibilities of the boards of governors, and implement changes by Fall 2017.

128        RESPONSE TO THE AUDITOR GENERAL • FISCAL PLAN 2016–19

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Innovation and Advanced Education – IT System Implementation at Olds College 3. Improve Detailed Project Planning

We recommend that Olds College develop a detailed project plan and define its criteria for each milestone to implement its enterprise resource planning system.

Accepted. Olds College has prepared:

•     a detailed work breakdown structure and project lifecycle plan, including milestones, dependencies and prerequisites; and

•     a production readiness assessment template.

The plan and template were approved in August 2015 by the project steering committee.

4. Improve Business Change Planning

We recommend that Olds College:

•     define the financial and other reporting capabilities required for implementation

•     define automated business controls in the system configuration, and business controls affected by the use of the new system for training and production readiness

•     develop and approve post-implementation sustainment plans and support agreements to ensure the college has adequate resources to support the new system

Accepted. Olds College will:

•     document financial reporting requirements and confirm the University of Alberta’s ability to provide services;

•     document automated business controls and business controls affected by the new system; and

•     finalize the legal and operating agreement with the University of Alberta.

This recommendation was completed in October 2015.

5. Improve Oversight on Project Risk Management

We recommend that Olds College define a formal project risk management process to identify, rank and mitigate all project risks.	Accepted. Olds College formalized risk management and reporting processes in September 2015.

Environment and Parks – Managing Water Act Partnerships and Regulatory Activities 6. Monitor Wetland Restoration – Repeated from 2010

We again recommend that the Department of Environment and Parks formalize its wetland restoration relationships and control procedures.	Accepted. The Department of Environment and Parks has an implementation plan and will develop a new set of standards and supplemental audit program to ensure fund recipients comply with the requirements under the policy. The program is expected to be in place by Spring 2016.

FISCAL PLAN 2016–19 • RESPONSE TO THE AUDITOR GENERAL        129

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Aboriginal Relations – Department 7. Improve Financial Reporting Processes – Repeated

We again recommend that the Department of Aboriginal Relations improve its financial reporting processes to ensure its estimates are reasonable and properly supported.	Accepted. The Department of Aboriginal Relations is working with the Department of Municipal Affairs and the Department of Seniors and Housing to improve financial reporting processes. This recommendation is expected to be implemented for the 2015-16 fiscal year.

Culture and Tourism – Travel Alberta 8. Enhance Documentation to Support Senior Management Expenses – Repeated

We again recommend that Travel Alberta consistently document the business reason to support senior management expenses.	Accepted. Travel Alberta will ensure the business reason to support senior management expenses that have been incurred is consistently documented.

Education – Department 9. Enforce IT Change Management Controls

We recommend that the Department of Education enforce its documented IT change management processes and demonstrate that all changes are appropriately classified, logged and approved.

Accepted. The Department of Education has:

•     updated IT change management processes, including emergency IT change management; and

•     developed an emergency IT change process to log, approve and implement emergency IT changes. The emergency IT change process has been shared electronically and communicated to all IT change managers. This process has been in place since October 1, 2015.

Education – Northland School Division No. 61 10. Improve Financial Reporting – Repeated

We again recommend that the Northland School Division No. 61 improve its financial reporting by:

•     regularly reviewing and reconciling general ledger accounts

•     preparing year-end financial statements promptly

Accepted. Northland School Division No. 61:

•     is developing a plan to meet the recommended practice of regularly reviewing and reconciling general ledger accounts; and

•     has also increased staffing to provide the required financial information on a timely basis. The audited financial statements for the year ended August 31, 2015 were received by the Official Trustee in November 2015.

130        RESPONSE TO THE AUDITOR GENERAL • FISCAL PLAN 2016–19

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Environment and Parks – Department 11. Improve Financial Reporting Processes

We recommend that the Department of Environment and Parks improve its process for preparing timely and reliable financial statements by:

•     improving the quality of documentation and analysis to support financial statement items and disclosures

•     preparing reconciliations for key financial statement balances

•     scheduling and evidencing management reviews of financial statements, analysis and supporting documentation before finalizing draft financial statements

Accepted. The Department of Environment and Parks has developed new procedures to improve accuracy and quality of the financial statements, along with the timeliness and accuracy of supporting working papers. This recommendation is expected to be implemented for the 2015-16 fiscal year.

Health– Department 12. Establish a Proactive Check to Ensure that Individuals with an Alberta Healthcare Number Continue to Meet Residency Requirements

We recommend that the Department of Health improve its processes by establishing a proactive check to ensure that individuals who have been issued an Alberta Healthcare number continue to meet the residency requirements specified in the Alberta Health Care Insurance Act and Regulation.

Accepted. The Department of Health will:

•     continue with the current process of investigating unusual registration activity and residency issues as they become known through tips, migration reports, etc.;

•     enhance the existing Alberta Health Care Insurance Plan registration process; and

•     collaborate with the Department of Service Alberta to investigate the benefits of a single secure card that will facilitate coverage for all government funded programs requiring renewal every five years. This is expected to be implemented by 2020-21.

FISCAL PLAN 2016–19 • RESPONSE TO THE AUDITOR GENERAL        131

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE
13. Enhance Processes to Check for Receipt of Services for Which Physicians Billed

We recommend that the Department of Health enhance the processes it uses to check whether:

•     patients received the medical services for which physicians billed the department

•     payments are being made in accordance with the provisions of the Alberta Health Care Insurance Act

Accepted. The Department of Health will:

•     continue with the current audit process to detect incorrect billing practices and payments;

•     examine the analytical tools including statistical and random sampling methodologies that would enhance review of physicians’ claims; and

•     proceed with the development and implementation of the Personal Health Portal. This will enable and provide a mechanism for verifying physician billing with patients. This is expected to be implemented by 2018-19.

Health – Alberta Health Services 14. Develop a Detailed Plan for Implementing Risk-Based Disaster Recovery Processes

We recommend that Alberta Health Services develop and follow a comprehensive plan for implementing risk-based disaster recovery processes, including the necessary IT infrastructure.

Accepted. Alberta Health Services (AHS) will:

•     continue to develop more complete requirements and process steps to be followed for each of their critical applications; and

•     continue mitigating identified gaps which will potentially require significant capital and operating investment. The investment costs and the risk mitigated will need to be weighed against other investment opportunities across all areas of AHS rather than just IT.

This recommendation is expected to be implemented by June 2018.

Innovation and Advanced Education – Department 15. Improve Enterprise Risk Management

We recommend that the Department of Innovation and Advanced Education implement an integrated enterprise risk management framework to identify and mitigate relevant risks.

Accepted. As part of the Department of Innovation and Advanced Education’s approach to integrated strategic planning, the department will be reintroducing an enterprise risk management process for the 2016-19 business planning cycle that will identify, assess, monitor, communicate and address risks.

132        RESPONSE TO THE AUDITOR GENERAL • FISCAL PLAN 2016 –19

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE
Municipal Affairs – Department 16. Improve Systems for Updating the Estimated Disaster Recovery Program Liability

We recommend that the Department of Municipal Affairs develop and implement an improved method for updating and supporting its estimated disaster recovery program liability.

Accepted. The Department of Municipal Affairs is in the process of:

•     collecting information on the progress of Disaster Recovery Program (DRP) projects from municipalities;

•     developing a standard methodology to update the estimated DRP liability;

•     implementing sign-off or approval by management and identification of contingencies and possible cost escalation; and

•     enhancing internal procedures to ensure that appropriate documentation is available for the estimated DRP liability and the submission of the Disaster Federal Assistance Arrangement claims to the federal government.

This recommendation is expected to be implemented by Summer 2016.

Treasury Board and Finance – Department 17. Improve Compliance Systems for Unfiled Corporate Income Tax Returns

We recommend that the Department of Treasury Board and Finance improve its compliance systems to deal with unfiled corporate income tax returns.

Accepted. The Department of Treasury Board and Finance has completed a re-evaluation of its policies and procedures related to default assessments. The process of sending out default assessments began on October 1, 2015.

Additional work will include:

•     developing additional reporting measures that contain key information to oversee filing compliance activities;

•     developing additional performance measures and targets to better monitor filing compliance officers’ actions; and

•     completing an analysis of the filing inventory and developing further strategies.

FISCAL PLAN 2016–19 • RESPONSE TO THE AUDITOR GENERAL        133

ANNEX D—TERM DEBT OUTSTANDING AND DEBT SUMMARY

Province of Alberta
Debt Outstanding Summary	As of June 30, 2016

Australian Dollar (“AUD”) Debt

Term debt	125,000,000.00

Total AUD debt outstanding at June 30, 2016	125,000,000.00

Canadian Dollar (“CAD”) Debt

Money market (1)	4,674,851,580.00

Term debt (2)	32,251,106,515.84

Total CAD debt outstanding at June 30, 2016	36,925,958,095.84

Euro (“EUR”) Debt

Term debt (3)	202,000,000.00

Total EUR debt outstanding at June 30, 2016	202,000,000.00

US Dollar (“USD”) Debt

Money market (4)	675,000,000.00

Term debt (5)	2,350,000,000.00

Total USD debt outstanding at June 30, 2016	3,025,000,000.00

(1)	As of October 12, 2016, CAD money market debt was CAD$3,804,851,580, a decrease of CAD$870,000,000 reflecting the partial use of net proceeds from the Province’s issuance of the CAD term debt discussed in note 2 below.

(2)	Between June 30, 2016 and October 12, 2016, CAD term debt increased to CAD$34,132,447,972 due to the issuance of CAD$1,000,000,000 aggregate principal amount of 2.20% term debt with a maturity of June 1, 2026, CAD$600,000,000 aggregate principal amount of 3.3% term debt with a maturity of December 1, 2046 and CAD$925,000,000 aggregate principal amount of 1.35% term debt with a maturity of September 1, 2021, partially offset by CAD term debt of CAD$500,000,000 and $120,000,000 maturing on September 1, 2016 as well as term debt of CAD$23,658,541 maturing on September 16, 2016.

(3)	Between June 30, 2016 and October 12, 2016, EUR term debt increased due to the issuance of EUR$175,000,000 aggregate principal amount of 1.15% term debt with a maturity of December 1, 2043.

(4)	As of October 12, 2016, USD money market debt was nil, reflecting the use of net proceeds from the Province’s issuance of the USD term debt discussed in note 5 below.

(5)	Between June 30, 2016 and October 12, 2016, USD term debt increased due to the issuance of USD$1,000,000,000 aggregate principal amount of 2.05% term debt with a maturity of August 17, 2026.

Term Debt Outstanding as of June 30, 2016 (1) (2) (3)
Settlement Date	BondType	Maturity	Coupon	Currency	Par Amount Outstanding	ISIN	CUSIP
16-Dec-97	Amortizing Bond	16-Sep-16	5.93%	CAD	16,505,829	CA013051CR67	013051CR6
31-Mar-00	Amortizing Bond	16-Sep-16	5.93%	CAD	4,793,770	CA013051CR67	013051CR6
12-Dec-00	Amortizing Bond	16-Sep-16	5.93%	CAD	1,185,191	CA013051CR67	013051CR6
13-Dec-00	Amortizing Bond	16-Sep-16	5.93%	CAD	2,370,383	CA013051CR67	013051CR6
08-Aug-01	Amortizing Bond	16-Sep-16	5.93%	CAD	2,416,695	CA013051CR67	013051CR6
20-Mar-03	Amortizing Bond	16-Sep-16	5.93%	CAD	1,319,327	CA013051CR67	013051CR6
08-Aug-08	Amortizing Bond	16-Sep-16	5.93%	CAD	(4,932,650)	CA013051CR67	013051CR6
19-Aug-11	Bond	01-Sep-16	1.85%	CAD	500,000,000	CA013051DE46	013051DE4
25-Oct-13	Bond	01-Sep-16	1.90%	CAD	120,000,000	CA01306ZDB46	01306ZDB4
02-Nov-07	Bond	02-Nov-17	4.64%	CAD	60,000,000
31-May-12	Bond	15-Jun-17	1.75%	CAD	500,000,000	CA013051DF11	013051DF1
11-Jun-12	Bond	15-Jun-17	1.75%	CAD	500,000,000	CA013051DF11	013051DF1
21-Jun-12	Bond	21-Jun-17	1.00%	USD	600,000,000	US01306GAA13	01306GAA1
21-Nov-12	Bond	15-Dec-17	1.70%	CAD	500,000,000	CA013051DH76	013051DH7
05-Feb-13	Bond	15-Dec-17	1.70%	CAD	750,000,000	CA013051DH76	013051DH7
17-Dec-03	Amortizing Bond	17-Dec-18	5.033%	CAD	22,234,972	CA013051CW52	013051CW5
02-Nov-07	Bond	02-Nov-18	4.67%	CAD	25,000,000
16-Apr-13	Floating Rate Note	15-Jun-18	3 mo. CDOR + 0.04%	CAD	1,000,000,000	CA01306ZCW91	01306ZCW9
08-May-13	Bond	15-Jun-18	1.60%	CAD	500,000,000	CA013051DJ33	013051DJ3
16-Sep-13	Bond	15-Jun-18	1.60%	CAD	500,000,000	CA013051DJ33	013051DJ3
19-Feb-14	Bond	15-Jun-18	2.25%	CAD	50,000,000	CA01306ZDE84	01306ZDE8
01-Nov-05	Bond	01-Jun-19	4.43%	CAD	54,000,000
28-Sep-09	Bond	01-Dec-19	4.00%	CAD	600,000,000	CA013051CZ83	013051CZ8
16-Dec-09	Bond	01-Dec-19	4.00%	CAD	350,000,000	CA013051CZ83	013051CZ8
05-Oct-10	Bond	01-Dec-19	4.00%	CAD	150,000,000	CA013051CZ83	013051CZ8
07-Dec-12	Bond	01-Dec-19	4.00%	CAD	275,000,000	CA013051CZ83	013051CZ8
02-Nov-09	Bond	02-Nov-19	4.15%	CAD	32,457,000
01-Dec-09	Bond	02-Nov-19	3.88%	CAD	6,652,000
01-Mar-11	Bond	01-Mar-19	3.62%	CAD	101,865,000
17-Jan-14	Floating Rate Note	17-Jan-19	3 mo. CDOR Flat	CAD	500,000,000	CA01306ZDD02	01306ZDD0
12-May-14	Bond	01-Jun-19	2.00%	CAD	500,000,000	CA013051DN45	013051DN4
27-Jun-14	Bond	01-Jun-19	1.75%	CAD	50,000,000	CA01306ZDG33	01306ZDG3
17-Jun-13	Floating Rate Note	17-Jun-20	3 mo. CDOR + 0.13%	CAD	165,000,000	CA01306ZCZ23	01306ZCZ2
10-Jun-15	Floating Rate Note	17-Jun-20	3 mo. CDOR + 0.13%	CAD	315,000,000	CA01306ZCZ23	01306ZCZ2
24-Feb-15	Bond	01-Jun-20	1.25%	CAD	500,000,000	CA013051DR58	013051DR5

Term Debt Outstanding as of June 30, 2016 (1) (2) (3)
Settlement Date	BondType	Maturity	Coupon	Currency	Par Amount Outstanding	ISIN	CUSIP
11-Jun-15	Bond	01-Jun-20	1.25%	CAD	600,000,000	CA013051DR58	013051DR5
21-Sep-15	Bond	01-Jun-20	1.25%	CAD	500,000,000	CA013051DR58	013051DR5
20-Oct-15	Bond	01-Jun-20	1.25%	CAD	750,000,000	CA013051DR58	013051DR5
30-Nov-15	Bond	01-Jun-20	1.25%	CAD	500,000,000	CA013051DR58	013051DR5
26-Aug-15	Bond	26-Aug-20	1.75%	USD	1,250,000,000	CA01306GAB91	01306GAB9
01-Mar-11	Bond	01-Mar-21	3.94%	CAD	100,000,000
05-Feb-16	Bond	06-Apr-21	1.85%	USD	500,000,000	XS1358922034	135892203
21-Jun-16	Bond	01-Sep-21	1.35%	CAD	1,900,000,000	CA013051DU87	013051DU8
03-Oct-08	Bond	15-Jan-22	4.90%	CAD	86,432,000
30-Aug-12	Bond	15-Dec-22	2.55%	CAD	720,000,000	CA013051DG93	013051DG9
24-Sep-12	Bond	15-Dec-22	2.55%	CAD	600,000,000	CA013051DG93	013051DG9
19-Mar-13	Bond	15-Dec-22	2.55%	CAD	500,000,000	CA013051DG93	013051DG9
27-Jun-14	Bond	15-Dec-22	2.40%	CAD	50,000,000	CA01306ZDH16	01306ZDH1
03-Oct-08	Bond	15-Jan-23	4.95%	CAD	86,431,000
30-Sep-13	Bond	01-Dec-23	3.40%	CAD	500,000,000	CA013051DL88	013051DL8
20-Feb-14	Bond	01-Dec-23	3.40%	CAD	50,000,000	CA013051DL88	013051DL8
02-Nov-15	Bond	02-Nov-23	2.073%	CAD	58,000,000
03-Oct-08	Bond	15-Jan-24	4.97%	CAD	86,431,000
20-Jan-12	Bond	19-Jan-24	2.85%	CAD	100,000,000	CA01306ZCU36	01306ZCU3
02-Apr-14	Bond	01-Jun-24	3.10%	CAD	600,000,000	CA013051DM61	013051DM6
10-Aug-15	Bond	01-Jun-24	3.10%	CAD	200,000,000	CA013051DM61	013051DM6
02-Mar-12	Bond	02-Mar-25	3.03%	CAD	120,000,000
21-Jan-15	Bond	01-Jun-25	2.35%	CAD	500,000,000	CA013051DQ75	013051DQ7
12-Feb-15	Bond	01-Jun-25	2.35%	CAD	500,000,000	CA013051DQ75	013051DQ7
17-Mar-15	Bond	01-Jun-25	2.35%	CAD	500,000,000	CA013051DQ75	013051DQ7
28-Jul-15	Bond	01-Jun-25	2.35%	CAD	500,000,000	CA013051DQ75	013051DQ7
15-Oct-15	Bond	01-Jun-25	2.35%	CAD	750,000,000	CA013051DQ75	013051DQ7
28-Jan-16	Bond	01-Jun-25	2.35%	CAD	500,000,000	CA013051DQ75	013051DQ7
18-Apr-11	Bond	01-Jun-26	4.30%	CAD	30,000,000	CA01306ZCP41	01306ZCP4
03-Nov-11	Bond	03-Nov-26	3.57%	CAD	45,000,000
02-Mar-12	Bond	02-Mar-26	3.10%	CAD	120,000,000
14-Jun-16	Bond	14-Dec-26	3.10%	AUD	125,000,000	AU3CB0237949	3CB023794
17-Jun-16	Bond	01-Jun-26	2.20%	CAD	1,200,000,000	CA013051DT15	013051DT1
02-Mar-12	Bond	02-Mar-27	3.17%	CAD	40,721,000
23-Jul-12	Bond	20-Sep-29	2.90%	CAD	100,000,000	CA01306ZCV19	01306ZCV1
17-Aug-12	Bond	20-Sep-29	2.90%	CAD	30,000,000	CA01306ZCV19	01306ZCV1
12-Sep-12	Bond	20-Sep-29	2.90%	CAD	170,000,000	CA01306ZCV19	01306ZCV1
14-Nov-12	Bond	20-Sep-29	2.90%	CAD	125,000,000	CA01306ZCV19	01306ZCV1
30-Jan-13	Bond	20-Sep-29	2.90%	CAD	247,700,000	CA01306ZCV19	01306ZCV1
26-Jul-13	Bond	20-Sep-29	2.90%	CAD	825,000,000	CA01306ZCV19	01306ZCV1
11-Sep-13	Bond	20-Sep-29	2.90%	CAD	50,000,000	CA01306ZCV19	01306ZCV1

Term Debt Outstanding as of June 30, 2016 (1) (2) (3)
Settlement Date	BondType	Maturity	Coupon	Currency	Par Amount Outstanding	ISIN	CUSIP
16-Sep-13	Bond	20-Sep-29	2.90%	CAD	50,000,000	CA01306ZCV19	01306ZCV1
13-Nov-13	Bond	20-Sep-29	2.90%	CAD	150,000,000	CA01306ZCV19	01306ZCV1
08-May-14	Bond	08-May-29	3.47%	CAD	25,000,000	XS1065087394	106508739
02-Oct-14	Bond	02-Oct-29	3.17%	CAD	291,414,000
03-Nov-14	Bond	03-Nov-29	3.117%	CAD	25,000,000
16-Jun-14	Bond	01-Jun-31	3.50%	CAD	1,268,000,000	CA01306ZDF59	01306ZDF5
25-Nov-13	Bond	01-Dec-33	3.90%	CAD	325,000,000	CA01306ZDC29	01306ZDC2
27-Nov-13	Bond	01-Dec-33	3.90%	CAD	140,000,000	CA01306ZDC29	01306ZDC2
09-Dec-13	Bond	01-Dec-33	3.90%	CAD	200,000,000	CA01306ZDC29	01306ZDC2
10-Dec-13	Bond	01-Dec-33	3.90%	CAD	110,000,000	CA01306ZDC29	01306ZDC2
11-Dec-13	Bond	01-Dec-33	3.90%	CAD	215,000,000	CA01306ZDC29	01306ZDC2
16-Dec-13	Bond	01-Dec-33	3.90%	CAD	225,000,000	CA01306ZDC29	01306ZDC2
03-Feb-14	Bond	01-Dec-33	3.90%	CAD	110,000,000	CA01306ZDC29	01306ZDC2
04-Feb-14	Bond	01-Dec-33	3.90%	CAD	140,000,000	CA01306ZDC29	01306ZDC2
01-Mar-13	Bond	01-Mar-33	3.41%	CAD	196,110,000
01-Jun-15	Bond	01-Nov-35	3.02%	CAD	29,000,000
02-Nov-13	Bond	02-Nov-37	3.905%	CAD	60,000,000
27-Jan-10	Bond	01-Dec-40	4.50%	CAD	600,000,000	CA013051DB07	013051DB0
10-Sep-15	Bond	03-Dec-40	1.782%	EUR	50,000,000	XS1288314799	128831479
22-Oct-15	Bond	03-Dec-40	1.782%	EUR	76,000,000	XS1288314799	128831479
08-Dec-15	Bond	03-Dec-40	1.782%	EUR	76,000,000	XS1288314799	128831479
11-Jun-13	Bond	01-Dec-43	3.45%	CAD	500,000,000	CA013051DK06	013051DK0
05-Nov-13	Bond	01-Dec-43	3.45%	CAD	500,000,000	CA013051DK06	013051DK0
17-Apr-14	Bond	01-Dec-43	3.45%	CAD	500,000,000	CA013051DK06	013051DK0
29-May-14	Bond	01-Dec-43	3.45%	CAD	500,000,000	CA013051DK06	013051DK0
20-Mar-15	Bond	01-Dec-43	3.45%	CAD	500,000,000	CA013051DK06	013051DK0
14-Sep-15	Bond	01-Dec-46	3.30%	CAD	500,000,000	CA013051DS32	013051DS3
26-Feb-16	Bond	01-Dec-46	3.30%	CAD	500,000,000	CA013051DS32	013051DS3
18-Mar-16	Bond	01-Dec-46	3.30%	CAD	600,000,000	CA013051DS32	013051DS3
27-May-16	Bond	01-Dec-46	3.30%	CAD	1,000,000,000	CA013051DS32	013051DS3

Total term debt, including floating:

Total CAD debt outstanding	32,251,106,516

Total AUD dollar debt outstanding	125,000,000

Total EUR dollar debt outstanding	202,000,000

Total USD dollar debt outstanding	2,350,000,000

Total CAD floating rate note	1,980,000,000

Total AUD dollar debt outstanding	-

Total EUR floating rate note	-

Total USD floating rate note	-

(1)	Between June 30, 2016 and October 12, 2016, CAD term debt increased to CAD$34,132,447,972 due to the issuance of CAD$1,000,000,000 aggregate principal amount of 2.20% term debt with a maturity of June 1, 2026, CAD$600,000,000 aggregate principal amount of 3.3% term debt with a maturity of December 1, 2046 and CAD$925,000,000 aggregate principal amount of 1.35% term debt with a maturity of September 1, 2021, partially offset by CAD term debt of CAD$500,000,000 and $120,000,000 maturing on September 1, 2016 and term debt of CAD$23,658,541 maturing on September 16, 2016.

(2)	Between June 30, 2016 and October 12, 2016, USD term debt increased due to the issuance of USD$1,000,000,000 aggregate principal amount of 2.05% term debt with a maturity of August 17, 2026.

(3)	Between June 30, 2016 and October 12, 2016, EUR term debt increased due to the issuance of EUR$175,000,000 aggregate principal amount of 1.15% term debt with a maturity of December 1, 2043.

U.S.$2,250,000,000

PROVINCE OF

ALBERTA

(CANADA)

1.90% Bonds due December 6, 2019

PROSPECTUS SUPPLEMENT

BMO Capital Markets

HSBC

National Bank of Canada Financial Markets

TD Securities

BofA Merrill Lynch

CIBC Capital Markets

RBC Capital Markets

Scotiabank

December 1, 2016